02063417

This Form CB contains 435 pages, including all exhibits.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

RECD S.E.C.
NOV - 8 2002
1086

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Banco Español de Crédito, S.A.
(Name of Subject Company)

Kingdom of Spain
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

Juan Delibes Liniers
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Justo Goméz Lopez
Banco Español de Crédito, S.A.
Gran Via de Hortaleza, 3,
28043, Madrid
Spain
+34 91 338 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Michael J. Willisch
Davis Polk & Wardwell
Marqués de la Ensenada, 2
28004 Madrid
Spain

November 11, 2002[1]
(Date Tender Offer/Rights Offering Commenced)

[1] The Rights Offering described in Exhibit 1.0 attached hereto is expected to commence on November 11, 2002.

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Translation of the Spanish Prospectus *(Folleto Informativo Completo)* filed with the Spanish National Securities Commission *(Comisión Nacional del Mercado de Valores)* on November 7, 2002, attached hereto as Exhibit 1.0.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) (a) Summary of the *Triptico–Resumen*, copies of which are expected to be made available at branch offices of Banco Español de Crédito, S.A. and Banco Santander Central Hispano, S.A. on November 11, 2002, attached hereto as Exhibit 1.1.

(b) Summary of the Announcement *(Anuncio)* published in the Official Bulletin of the Commercial Registry *(Boletin Oficial del Registo Mercantil)* on November 8, 2002, attached hereto as Exhibit 1.2.

(2) Consolidated financial statements of Banco Español de Crédito, S.A. as at and for the years ended December 31, 1999, 2000 and 2001, which are incorporated by reference into the Spanish Prospectus, attached hereto as Exhibit 1.3.

(3) Not applicable.

PART III. – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed with the Commission on November 8, 2002.

(2) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Juan Delfibes Liniers, Executive Vice-President, Financial Planning and Control
(Name and Title)

November 8, 2002
(Date)

(SP) 02790/169/MISC02/form.cb.wpd

Exhibit Index

Exhibit Number	Description
1.0	Translation of the Spanish Prospectus (*Folleto Informativo Completo*) filed with the Spanish National Securities Commission (*Comisión Nacional de Mercado Valores)* on November 7, 2002
1.1	Summary of the *Triptico–Resumen*, copies of which are expected to be made available at branch offices of Banco Español de Crédito, S.A. and Banco Santander Central Hispano, S.A. on November 11, 2002.
1.2	Summary of the Announcement (*Anuncio)* published in the Official Bulletin of the Commercial Registry (*Boletin Oficial del Registo Mercantil*) on November 8, 2002.
1.3	Consolidated financial statements of Banco Español de Crédito, S.A. as at and for the years ended December 31, 1999, 2000 and 2001, which are incorporated by reference into the Spanish Prospectus.

EXHIBIT 1.0

UNABRIDGED PROSPECTUS (MODEL RV)

BANCO ESPAÑOL DE CRÉDITO, S.A.

CAPITAL INCREASE BY CASH CONTRIBUTIONS FOR AN AMOUNT OF 165,823,769.58 EURO, BY ISSUE OF 81,686,586 ORDINARY SHARES OF 2.03 EURO FACE VALUE EACH SHARE

November 2002

This Unabridged Prospectus was verified and registered with the official registry of the Spanish Securities Exchange Commission on 7th November 2002.

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

INDEX

* CHAPTER 0

VII.3. Distribution of results, Investment, Provisions, corrections and amortizations, Share Capital stock Increases, Issue of Bonds and Indebtness in medium and long term

VII.4. Most significant events subsequent to the end of financial year 2001

ANNEXES

Annex 1. Copy of the Declaration of the Bank of Spain stating that it does not oppose the capital increase to which Prospectus refers.

Annex 2. Financial Statements (balance sheet and profit and loss accounts) on 30th June 2002 of BANCO ESPAÑOL DE CRÉDITO and its Group, and auditor's report prepared by DELOITTE & TOUCHE ESPAÑA, S.L.

Annex 3. Financial Statements of BANCO ESPAÑOL DE CRÉDITO, S.A. and the BANESTO Group on 30th September 2002.

Annex 4. Evidence of the notarial certificate of the Ordinary General of Shareholders of BANCO ESPAÑOL DE CREDITO, S.A., held on 16th February 1999.

Annex 5. Certificates of the corporate resolutions possed at the meeting of the Board of Directors of BANCO ESPAÑOL DE CREDITO, S.A. held on 1st October 2002.

Annex 6. Copy of the letters of verification of this Prospectus by the Managers of the Public Offering of Rights to subscribe for shares issued by Santander Central Hispano

CHAPTER 0

RELEVANT CIRCUMSTANCES TO CONSIDER CONCERNING THE ISSUE OR OFFERING OF SECURITIES

CHAPTER 0

RELEVANT CIRCUMSTANCES TO CONSIDER CONCERNING THE ISSUE OR OFFERING OF SECURITIES

0.1. Summary of the characteristics of the securities under issue or offer covered by this Prospectus and the procedure foreseen for their placement and assignment among the investors

The following is a description of the main relevant circumstances that, among others, must be taken into account to adequately understand the characteristics of this issue of shares in BANCO ESPAÑOL DE CRÉDITO, S.A. (hereinafter the "Issue") and the diverse information provided in the Unabridged Prospectus (hereinafter the "Prospectus" on "Information Prospectus").

As explained in detail in section 0.1.2.1. below, as of the date ofthe Issue to which this Prospectus refers, BANCO SANTANDER CENTRAL HISPANO, S.A. (hereinafter "BANCO SANTANDER CENTRAL HISPANO" or "SCH") has formulated a Public Offering of the pre-emptive subscription rights corresponding thereto as a result ofthe capital increase.

0.1.1. Identification of the Issuer of the securities described in this Prospectus

The Issuer of the securities under this Issue is BANCO ESPAÑOL DE CRÉDITO, S.A., a company with its registered office in Madrid, Avda. Gran Vía de Hortaleza, number 3, holder of Tax Identification Code A-28000032 (hereinafter, also "BANESTO", el "BANCO", the "ISSUER" or the "ISSUING COMPANY").

BANESTO was incorporated on 1st May 1902 in the deed executed by the late Notary Public of Madrid, Mr. García Lastra. Its bylaws were adapted to the Stock Company Act in force in the deed executed in Madrid on 16th August 1991, before the Notary Public of Madrid, Mr. Félix Pastor Ridruejo, under number 3,582 of his records, amended by another also executed by that Notary Public, on 27th September 1991, under number 3,947 of his records; registered at the Mercantile Registry of Madrid, at volume 1,582, folio 1, sheet M- 28.968, entry 4,417.

The corporate purpose of BANESTO consists of the activities inherent to private banking institutions in general and, specifically, those determined by Article 175 of the Commercial Code and other laws in force concerning the activity of such institutions.

The activity or activities that constitute the corporate purpose may be performed by the company, wholly or partially, indirectly, through holding shares or stakes in companies with an identical or similar object.

The main activity of BANESTO likes within sector 65.11 of the National Classification of Economic Activities (C.N.A.E.).

BANESTO is registered at the Mercantile Registry of Madrid and on the Special Register of Banks and Bankers at the Bank of Spain.

All the shares representing the capital stock of BANESTO are listed on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated in the Automated Quotation System (*Mercado Continuo*).

0.1.2. Specific considerations concerning the Issue that must be taken into account for better understanding of the characteristics of the securities described in this Prospectus

0.1.2.1. Explanation of the transaction

On 27th December 2001, the Extraordinary General Meeting of Shareholders of BANESTO, at the proposal of its majority shareholder, BANCO SANTANDER CENTRAL HISPANO, S.A., resolved to request exclusion of its shares from official trading and to formulate an Initial Public Offering (IPO) with exclusion from listing, at a price the Board of Directors of BANESTO, held on 8th February 2002 agreed to set at 15 EURO per share. That IPO was presented for authorization by the National Stock Exchange Commission ("CNMV") on 11th February 2002.

On 26th April 2002, BANCO SANTANDER CENTRAL HISPANO announced that its Executive Commission had agreed to propose that the Board of Directors of BANESTO pass the necessary agreements to call a General Meeting of Shareholders in order to revoke the agreements passed by that General Meeting of Shareholders on 27th December 2001 as to exclusion from listing of the BANESTO shares and, thus, to withdraw the application for authorization of the IPO presented to the CNMV. Likewise, BANCO SANTANDER CENTRAL HISPANO stated its will, in order to reinforce the liquidity of the BANESTO shares, to encourage increase in the free-float of BANESTO through a public offering to sell shares in BANESTO up to such an amount that the free-float would reach 10% of its capital stock, the arrangements for which would begin before the end of financial year 2002.

The Ordinary General Meeting of Shareholders of BANESTO held on 30th May 2002 agreed to revoke the foregoing agreements passed by the General Meeting of Shareholders on 27th December 2001 concerning exclusion from listing of the shares of BANESTO and formulation of an exclusion IPO. On 10th July 2002, the CNMV authorized BANESTO to withdraw the administrative proceedings filed before the Commission in relation to exclusion from stock exchange listing and the exclusion IPO.

In order to proceed as stated above, BANCO SANTANDER CENTRAL HISPANO and BANESTO have designed a transaction that covers the capital stock increase comprising the object of this Prospectus, that has been approved by the Boards of Directors of both companies. Specifically, the operation consists of a share capital increase by BANESTO (hereinafter, "the Share Capital Increase" or "the Capital Increase"), by issue of new ordinary shares at an issue Price equivalent to their par value, with recognition of the right to pre-emptive subscription held by the present shareholders of BANESTO in the proportion of two new shares for every fifteen old ones, excluding the ten thousand own shares held by BANESTO in its own portfolio, the pre-emptive subscription rights of which have been assigned in proportion to the remaining shareholders, in fulfilment of the terms established in article 79.1 of the Stock Companies Act. In order for the number of shares to be issued to maintain exactly the proportion stated as to the total old shares in circulation (excluding the said

own portfolio), the Managing Director of BANESTO, who holds fifty (50) shares in that company, has renounced the relevant pre-emptive subscription rights to nine (9) of those shares.

At the same time that the share capital increase in being performed, BANCO SANTANDER CENTRAL HISPANO will carry out a Public Offering (the "Public Offering" or the "Offering") of 551.216.595. rights to subscribe for ordinary shares, such rights being pooled in Tiers of 15 Rights each tier (the "Tiers of Rights"), each of them entitling to subscribe 2 shares of Banesto at a issuance price of 2.03 euro per share, said offering being described in a other prospectus registered with the CNMV on the same date of registration of this Prospectus (the "Prospectus of the Offering").

In addition to the Offering, BANCO SANTANDER CENTRAL HISPANO will transfer 55.128.960 additional Rights to SANTANDER CENTRAL HISPANO INVESTMENT, S.A., which will be exercised by this entity, subscribing and paying-up the 7.350.528 shares of BANESTO corresponding to such Rights. SANTANDER CENTRAL HISPANO INVESTMENT, S.A. will grant a call option (green shoe) over such shares to CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, a established in the Offering Prospectus.

The transaction will allow BANCO SANTANDER CENTRAL HISPANO to comply with its commitment regarding the increase of the free-float of BANESTO in a percentage above 10% of its share capital. Moreover, the transaction will give rise to an increase in the own resources of BANESTO and the Consolidated Group of SCH and will entail will strengthen its financial structure.

At this moment, and prior to the Offering and the Increase of Capital, BANCO SANTANDER CENTRAL HISPANO holds an interest in BANESTO of 99.04%, (directly and indirectly). Such interest will be reduced after the aforementioned transactions in a variable proportion, depending on different circumstances.

In particular, in the most advantageous event, assuming (i) the full subscription of the Increase of Capital, (ii) the sale by SCH, pursuant to the Offering, of the alll the Tiers of Rights being offerred, and (ii) the exercise by CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED of the call option (green hoe) of Shares referred to in section II.17.7 below, the direct and indirect interest of SCH in BANESTO will be reduced to 87.39%, and the free-float of the entity would be 12.61% subsequent to the Increase of Capital and the Offering.

Even in the case that the aforementioned call option of Shares is not exercised in full by CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, if the two events mentioned in the previous paragraph occur, the free-float of BANESTO subsequent to the Share Capital Increase would be of 11.55%, which is superior to the 10% to which SCH had committed, and the direct and indirect interest of SCH in BANESTO will be reduced to 88.45%.

On the other hand, assuming that (i) none of Tiers of Rights reserved to be distributed by BANESTO BOLSA, S.A., S.V.B. are finally distributed due to the non existence of an excess of demand of Rights, (ii) the holders of rights to subscribe for ordinary shares in BANESTO other than SCH do not subscribe the shares to which they are entitled, and (iii) CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED does not

exercise the call option previously mentioned; the direct and indirect interest of SCH in BANESTO will be reduced from the current figure 99.04% to 91.64%. This would imply a free float of 8,36%, which would be lower than the 10% to which SCH has committed.

In the most disadvantageous event, which would entail that, in addition to the circumstances mentioned in the previous paragraph, SCHI had not been able to distribute the Tiers of Rights which said entity is underwriting pursuant to the Offering, the direct and indirect interest of BANCO SANTANDER CENTRAL HISPANO would be reduced from the current figur of 99.04% to 95.63%, and, thus, the free float would be of 4.37%, which is below the 10% to which SCH has committed.

In the event that, subsequent to the Offering ad the Share Capital Increase, the free float has not reached the 10% committed, SCH will adopt the necessary measures in order to increase such percentage up to a 10%, not later than the first quarter of 2003, or will undertake the exclusion of the shares of BANESTO from the Spanish Stock Exchanges.

On the other hand, in relation to the economic transcencence of the Stock Capital Increase, one must point out that the operation will allow BANESTO a contribution of equity that may rant a maximum of 165.82 million EURO, should all the 81,686,586 ordinary shares in BANESTO constituting the object of same be subscribed.

As regards the balance sheet of the SCH Consolidated Group, all the revenue received by BANESTO and BANCO SANTANDER CENTRAL HISPANO due to the Capital Stock Increase and the Offering, shall have the effect of increasing the core capital of the Consolidated Group (Tier 1), as well as its solvency ratio. The amount of that revenue and, thus, its effect on the solvency ratios of the SCH Group, will depend on the definitfor price of the Tiers of Rights subject to the Offering, although using the average price of the Price Band referred to in the Offering Prospectus, the total revenue may amount to 734.4 million EURO. According to the data of September 30, 2002, and assuming that the Share Capital Incresase and the Offering are completed prior to such date, said revenue would imply an increase of Tier 1 of the Consolidated Group of 5.10%, according to the guidelines of the Basel Committee (from 7.29% to 7.66%). In addition, the solvency ratio would de increased in 5.67%, according to the guidelines of the Basel Committee, from 10.81% to 11.43%.

As of the date of this prospectus, there exist no agreements, plans, projects or negotiations of any nature with third parties that may entail or give rise to the transfer of BANESTO, its main assets or its brand, or that may give rise to the merger, spin-off or chage of corporate form of BANESTO or the companies integrated in its Group, save as Banco del Desarrollo Económico Español.

0.1.2.2. Characteristics of the securities being issued pursuant to the Issue

The securities forming the object of the Issue are ordinary shares in BANCO ESPAÑOL DE CRÉDITO, S.A., of 2.03 EURO par value, belonging to the same class and series as the BANESTO shares now in circulation that, after being subscribed and paid up, will be represented by annotations to account (the "New Shares").

The New Shares in BANESTO forming the Issue will have the same political and economic rights as the shares in BANCO ESPAÑOL DE CRÉDITO, S.A. now in circulation, as described in section II.9 of this Prospectus.

0.1.2.3. Number of securities subject to the Issue and issue Price of the new Shares

The number of New Shares forming the object of this Issue amounts to 81,686,586 new shares in BANESTO, issue of which was agreed by the Board of Directors of BANCO ESPAÑOL DE CRÉDITO, S.A., at its meeting held on 1st October 20002, under the authorization granted by the Ordinary General Meeting of Shareholders of the BANK held on 16th February 1999.

The New Shares will be issued at an issue price equivalent to their par value of 2.03 EURO per share (the "Issue Price") without an issue premium, the total effective amount of the capital stock increase being 165,823,769.58 EURO.

0.1.2.4. Placement procedure for the securities subject to Issue

This capital stock increase is performed with recognition of the pre-emptive subscription rights in favour of the present shareholders of the ISSUER, in the proportion of TWO (2) new shares per fifteen (15) old shares held by them (excluding the 10,000 own shares held by BANESTO and the nine shares mentioned subject to renunciation, as mentioned in section 0.1.2.1. above), which represents 11.76% of the pre-existing capital stock.

As stated in section 0.1.2.1 above, BANCO SANTANDER CENTRAL HISPANO, whose total, direct and indirect, stake in the capital stock of BANESTO amounts to 99.04% on the date of this Prospectus, has put forward a public offering to sell the pre-emptive subscription ringts arising from this capital stock increase, by the part related to its direct stake in BANESTO, amounting to 98.97%. The terms of the said public offering are set forth in the Offering Prospectus prepared by BANCO SANTANDER CENTRAL HISPANO.

0.1.2.5. Transmissibility of the new shares rights inherent thereto

The New Shares subject to this Issue shall be freely transmissible, it being foreseen to apply for them to be traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, on the same terms and conditions as those now issued.

The New Shares are ordinary shares of BANCO ESPAÑOL DE CRÉDITO, S.A., with the same political and economic rights as the remaining shares now placed in circulation by the ISSUER, and which are free of charges and encumbrances. The New Shares shall entitle their holders to a share in the corporate profit on the same terms as the shares now in circulation, at the time of the increase being declared subscribed and paid up by the Board of Directors of BANESTO.

0.1.2.6. Period for extraordinary revocations

As stated in section 0.1.2.1. above, simultaneous to the Capital Stock Increase, BANCO SANTANDER CENTRAL HISPANO, shall issue a public offering to sell the pre-emptive subscription rights to which that institution is entitled in that Capital Stock Increase. The Public Offering to Sell is subject to the usual terms on withdrawal and automatic revocation for such operations which are detailed in the Offer Prospectus. If any of the said cases of withdrawal and/or automatic revocation were to take place, BANCO SANTANDER CENTRAL HISPANO would not exercise the rights covered by the Tiers subject to the Offering and, thus, would not subscribe or pay up the relevant Shares in BANESTO within the framework of the Capital Stock Increase. Should such withdrawal and/or automatic revocation of the Offer take place, an extraordinary period would also be opened for revocations in the Capital Stock Increase, which in the case of withdrawal of the Offering would last until the last day of the pre-emptive subscription period, that is, until [25]th November 2002, and in the case of automatic revocation of the Offering, it would be extended until [29] de November 2002. Within those terms, the persons who may have subscribed New Shares in BANESTO in the Capital Stock Increase and outside the Offering may, if they so wish, revoke the subscription made at the Member Institution through which they may have exercised their pre-emptive subscription rights, obtaining reimbursement of the relevant Issue Price for the New Shares subscribed, it being understood that, if no notice whatsoever is received, that they have opted to maintain subscription of the shares. When that extraordinary revocation period has ended, BANESTO shall declare the subscription incomplete and close the Capital Stock Increase at the amount of the subscriptions made and not revoked.

Reimbursement of the Issue Price of the New Shares to the subscribers who have revoked their subscription on the basis of the withdrawal and/or automatic revocation of the Offering must be made by the Adhered firm through which the subscription was performed (once the repayment of the corresponding sums by the Agent, acting on the account of BANESTO, to the Adhered Entities, in the event that the Public Offering in the event that the automatic revocation had occurred after the payment by such entities for the New Shares), free of expenses or commissions, with value date no later than November 26, 2002, in the case of withdrawal, and no later than December 2, 2002,, in the event of automatic revocation.

0.2. Considerations concerning the activities, financial situation and most relevant circumstances of the Issuer described in this Prospectus

0.2.1. Brief description of the activity by the Issuer or its Group, that which is the most representative and of those significant changes that, if appropriate, may have taken place recently

BANESTO is the parent company of a corporate group that forms the third largest banking group and the fifth financial group in Spain in volum of assets, with total assets of 44,900 million EURO on 31st December 2001. On 31st December 2001, BANESTO had 1,656 branches all over Spain to perform its activities nationwide, which makes it one of the largest banking networks in the country in number of branches.

The BANESTO Group provides its customers a wide variety of financial products and services through its two main divisions: the retail banking division and the wholesale banking division. The retail banking division, that accounted for more than 80% of the

net operating results in financial year 2001, concentrates on individuals, small and medium sized companies, and on private banking and personal banking activities. On the other hand, the wholesale banking division provides corporate banking services, treasury and capital market services.

Moreover, BANESTO is directly or indirectly the owner of different stakes in the capital of companies (subsidiaries or associated) that carry out out insurance, industrial, commercial and real estate activities. On 31st December 2001, the total assets of BANESTO, the parent company of the BANESTO Group, represented practically all the consolidated assets of the Group, and its net profit, 87.6% of the consolidated profits of the BANESTO Group.

The BANESTO Group is, in turn, of the SANTANDER CENTRAL HISPANO Group. Prior to the Offering and Capital Stock Increase, the SANTANDER CENTRAL HISPANO Group held a 99.04% stake in BANESTO, directly or indirectly. This interest will be reduced after the operations stated by a variable proportion according to the scenarios considered as explained in section 0.2.1. above.

Chapter IV of this Prospectus contains a more detailed description of the business of the BANESTO Group.

0.2.2. Mention of the most significant factors and risks and of the conditioning circumstances that are affected or may be affected by future generation of profit. Suits, litigation or penal, civil or administrative procedures in which the Issuer or Group it belongs to may be involved, or those holding board or management office in same, as well as of any contingent risk, to the extent that it may significantly affect the assets, financial solvency, results or activities of the Issuer or its Group

Section IV.4. of this Prospectus provides a detailed description of risk management by BANESTO, as well as the methodology used and description of the credit risks, country risk, liquidity risk, market risk and currency risk.

Section IV.5. of this Complete Prospectus also describes the circumstances that condition the activity by BANESTO and section IV.5.4. describes the litigation that may have an important effect on the financial situation of the ISSUING COMPANY or on its business activity.

Prior to investing in the New Shares issued under this Issue, investors must consider, among others, the risk factors stated below.

0.2.2.1. Risks related to Banesto

0.2.2.1.1 Dependence on the economic situation in Spain

The activities and credit portfolio BANESTO holds are mainly concentrated in Spain. On 30th June 2002, the retail and wholesale banking activities of BANESTO Group in Spain represented approximately 87% of its ordinary net revenue, and approximately 88% of its loans are to customers resident in Spain. Thus, negative changes that could arise in the Spanish economy could have a negative effect on the business, financial situation, cash flows and operating results of BANESTO.

0.2.2.1.2. Volatility among interest rates

Changes in interest rates on the market may have a different effect on the interest rates BANESTO applies in its favor to its portfolio of credit assets than at the interest rates BANESTO must bear on its liabilities with cost. That difference may give rise to an increase in interest, in relation to the revenue for the item, which will lead to a reduction in the net revenue of BANESTO from intermediation margin. The revenue from treasury operations are especially vulnerable to volatility of interest rates. Considering that the profitablity of most of the portfolio of BANESTO loans is updated in terms under one year, the increases in interest rates may also lead to an increase in non performing BANESTO loans if the BANESTO customers are not able to refinance themselves in the context of higher interest rates. Interest rates are especially sensitive to a series of factors that are beyond the control of BANESTO, including liberalisation of the financial sector, monetary policy measures, the economic conditions and national and international policies, in addition to other factors.

0.2.2.1.3 Dependency on short term deposits as a source of financing

Historically, the main sources of financing of BANESTO have been customer deposits (savings, at sight or term). On 31st December 2001, 38.7% of these customer deposits amounted to more than 150,000 EURO. Term deposits represented 58.8%, 55.8% and 54.9% of the total customer deposits at the end of financial years 1999, 2000 and 2001, respectively. Term deposits may constitute a less stable source of financing than savings and at sight deposits. BANESTO may not be able to maintain its levels of financing without incurring in higher financing costs, or being obliged to liquidate part of its assets.

0.2.2.1.4 Growth in the small and medium sized company market sector

One of the objectives of the present commercial strategy of BANESTO is to grow in the small and medium sized company sector. Historically, that market segment has had greater rates of non performing loans than the retail banking sector that forms the traditional base of customers of the BANESTO Group. Although BANESTO may set the prices and profitabilities of the products offered to that clientel taking the greater credit risk associated with such customers into account, and may control its credit risk through diverse risk management tools, the average credit quality of the portfolio of assets in the BANESTO Group may deteriorate to the extent that ponderation of that market segment increases in terms of the percentage of its loan portfolio.

0.2.2.1.5. Increase in competition in Spain

The Spanish financial system is highly competitive. The success BANESTO has on the Spanish market will depend on its ability to maintain its competitiveness against other financial institutions. On the other hand, there has been a trend toward concentration in the banking sector, that has led to creation of banks with greater size and solvency, own which BANESTO must compete. BANESTO must deal with greater competition from Spanish savings banks to attract customer savings and at sight deposits, which form an important part of the base deposits at BANESTO. Savings Banks which, due to their legal structure,

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lack shareholders and are not stock exchange listed, do not suffer the pressure of the markets as to their financial results and may compete more agressively with BANESTO in attracting customer savings and at sight deposits, offering attractive interest rates. In 2001, savings banks increased their market share in customer deposits and loans by 5.7% and 1.7% compared with the previous financial year. BANESTO must also face competition from other non-banking competitors, such as investor service companies, large department stores (for certain types of loan), and insurance companies. There is no certainty that this competition will not have a negative effect on the business, financial situation, cash flow and operating results of BANESTO.

0.2.2.1.6 Dependence on the regulation framework in Spain and European Union

BANESTO is a credit institution subject to the laws on such institutions, which has the objective of maintaining the security and solvency of banks and limiting their exposure to certain risks. Any changes that may be brought about in these regulations by the Bank of Spain, the Central European Bank or in the Central European Banks System, or in the manner in which those regulations are applied by the authorities, or in enacting the new requisities of equity in financial institutions arising from the new Basle Agreement, may have a substantial effect on the business and operations of BANESTO. Considering that some of these laws and regulations have been enacted or amended recently, the manner in which those laws and their regulations for development will be applied to the operations by financial institutions is still being developed. One may not affirm, in general terms, that these laws and regulations will not be enacted, applied and interpreted in such a way as not to have a negative effect on the business, financial situation, cash flows and operating results of BANESTO.

0.2.2.2. Risks arising from belonging to the SCH Group

0.2.2.2.1. Control of SCH over BANESTO

After the Capital Stock Increase and the Offering, SCH would be the owner, directly or indirectly, of approximately 87.39% assuming, (i) full subscription of the Capital Increase, (ii) sale in the Offering of all the Tiers of Rights subject to same, and (iii) the Global Co-ordination Institutions not exercising the option to sell the Sales referred to in the sections of the Reduced Prospectus of the Offering, and would continue to hold control of BANESTO. Thus, SCH would continue to have the power to determine the composition of the Board of Directors of BANESTO and determine or exercise a significant influence over matters tat require approval by the General Meeting of Shareholders, such as merger operations and other corporate integrations. SCH would also maintain the capacity to influence the business and commercial strategies of BANESTO. The Executive Chairman of BANESTO, Mrs. Ana Patricia Botín is now a director of BANCO SANTANDER CENTRAL HISPANO..

0.2.2.2.2. Possible conflicts of interests between the SCH Group and BANESTO and opportunity for business

BANESTO must deal with competition by other companies belonging to the SCH Group, that do not form part of BANESTO. For example, SCH may be operating in many of the regions where BANESTO has similar customers, whether present or potential ones, such

as small and medium sized companies. In addition to its traditional merchant banking activities, the companies belonging to the SCH Group perform corporate activities that BANESTO has identified as part of its strategy, including private banking. However, in the past, belonging to the SCH Group has not prevented BANESTO from pursuing business opportunities or sharing these with other companies within the SCH Group. However, considering that other companies in the SCH Group perform activities that overlap with those of BANESTO, there is the possibility of clashing interests between SCH and the companies in its group on one hand, and BANESTO on the other, under circumstances in which the interests of BANESTO and SCH do not coincide.

Moreover, BANESTO carries out corporate operations and enters into contracts with companies in the SCH Group and intends to continue to do so in the future. Although BANESTO considers that the prior operations and agreements have been undertaken under fair conditions to BANESTO in all substantial aspects, and that their terms and conditions have been according to the market conditions, objective comparison thereof is not possible.

0.2.2.3. Risks related to the Public Offer to Sell Batches of Rights

0.2.2.3.1. Shares liable to later sale

Assuming (i) full subscription of the Capital Increase, (ii) the sale in the Offering of all the Tiers of Rights subject to same, and (iii) that the Global Co-ordination Institutions do not exercise the option to sell the Shares referred to in the sections of the Reduced Prospectus of the Offering, after the Capital Increase and the Offering, SCH shall hold a direct or indirect stake in BANESTO of 87.39%. the sale of a significant number of shares in BANESTO on the markets, or the perception that such a sale may take place, may have a negative effect on the listing of the BANESTO shares, as well as the capacity of BANESTO to attract capital in the future through a further capital stock increase. SCH as well as BANESTO undertake before the Insurance Companies, and except in the event of express authorization by all the Global Co-ordination Institutions of the Offering, not to issue, offer or sell shares or other convertible and/or stock exchangeable for BANESTO shares, with certain exceptions, during the 180 days following admission to trading of the Shares, except with prior written consent by the Global Co-ordination Institutions. Once that undertaking not to transmit shares expires, SCH or BANESTO may sell or issue shares in BANESTO on the markets or through private placements according to the applicable regulations, which may have a negative effect on the market price of BANESTO shares.

0.2.2.3.2. Absence of an active market for BANESTO Shares

SCH now holds a direct or indirect stake of 99.04% of the shares in BANESTO. Thus, although the shares in BANESTO are admitted for trading on the Spanish Stock Exchanges at present, active trading is restricted to the shares representing 0.96% of the capital stock of BANESTO held by other investors. The small percentage of free-float at BANESTO has meant trading volume of BANESTO shares have been very low in recent years. As stated in the section of this Prospectus, BANESTO will apply the relevant Shares in the Capital Stock Increase to be admitted for trading, forming the Tiers of Rights subject to Offer, which is expected to take place on 27th November

2002, as long as that is possible. Any delay in admission of the Shares to trading on the Spanish Stock Exchanges will limit the market liquidity of the shares and the capacity of investors to sell the shares in BANESTO.

One may not assure that an active trading market will be developed and/or maintained for Shares in BANESTO after the Offer. The definitive price of the Tiers of Rights subject to the Offer will be determined by SCH, by common agreement with the Global Co-ordinating Institutions, without one later being able to guarantee that after the Offer the shares in BANESTO will be listed at equivalent or higher price levels to the implicit price of the Shares arising from the definitive price of the Tiers of Rights in the Offer.

Likewise, the market price of the BANESTO shares may be volatile. Such factors as the results of BANESTO, changes in recommendations by stock exchange analysts concerning BANESTO, other banks or the banking sector in general, and the general situation the stock exchanges may have a significant effect on the listed price of the shares in BANESTO. In recent years, the stock exchanges in Spain and the world have suffered significant volatilities in prices and stock trading volumes. That volatility could have a negative impact on the price of shares in BANESTO regardless of the results or financial situation of the institution.

0.2.2.3.3. Free-float of Banesto Shares subsequent to the Public Offering and the Share Capital Increase

The purpose of the Increase of Share Capital and the Offering is to facilitate compliance by BANCO SANTANDER CENTRAL HISPANO with its commitment made in relation to a previous tender-offer issued by BANESTO for excluding its shares from the stock exchanges, this offer being subsequently revoked. Pusuant to such commitment, BANCO SANTANDER CENTRAL HISPANO the free float of BANESTO shall be increased up to 10% of the share capital of BANESTO, prior to the end of the first quarter of 2003.

Although it is expected that the Public Offering and the Increase of Capital will allow to reach the aforementioned purpose, this can not be fully assured, if the circumstances mentioned in section 0.1.2.1 above.

In the event that, after completion of the the Public Offering and the Increase of Capital, the free float of BANESTO is below 10% of its share capital, BANCO SANTANDER CENTRAL HISPANO will adopt the necessary measures in order to increase such percentage, in principle prior to the end of the first quarter of 2003, or will undertake the exclusion of the shares of BANESTO from the stock exchanges.

0.2.3. Indebtness of the Issuer and its Group; remark on the structure of own and third party assets, solvency ratios and estimation of their possible effect on that position, structure and ratios that may arise from the Issue of securities taking place or foreseen by the Issuer

A detailed description is provided in section IV.3.6. of this Prospectus of the capital structure and equity of BANCO ESPAÑOL DE CRÉDITO, S.A. on 30th June 2002.

As to the endebtment position of BANCO ESPAÑOL DE CRÉDITO, S.A. and its Group on that date, this is detailed in section IV.3.5. of this Prospectus.

Regardless of the foregoing, the table provided below compares the own funds, external funds and solvency ratios of the BANESTO Group prior to the Capital Increase (data on 30th June 2002) and thereafter, assuming its full subscription, and bearing in mind the capital reduction with return of contributions (0.15 EURO per share) agreed by the General Meeting of Shareholders held on 30th May 2002, execution of which was performed on 19th September 2002:

Data in Thousands of EURO

	Situation prior to (30th June 2002)	Later adjusted situation
Own funds	2,494,150	2,568,075
External funds	29,167,971	29,167,971
Own funds / External funds	8.55%	8.80%
Equity coefficient according to the Bank of Spain regulations	7.36%	7.58%
BIS Ratio	10.37%	10.59%

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENT OF THE PROSPECTUS AND BODIES SUPERVISING IT

CHAPTER I

PERSONS WHO ASSUME THE RESPONSIBILITY FOR THE CONTENT OF THE PROSPECTUS AND BODIES SUPERVISING IT

I.1 Persons who assume the responsibility for the content of the Prospectus

Mr. Juan Delibes Liniers, holder of national identity document number 784.036-N, in name and on behalf of **BANCO ESPAÑOL DE CRÉDITO, S.A.,** acting as Managing Director of the Financing and Control, assumes responsibility for the content of this Prospectus and confirms the veracity of its content, as well as it not omitting any relevant detail, nor leading to error.

The responsibility for the content of the Abridged Prospectus of the Public Offering of of Rights to subscribe shares in BANESTO drafteded by BANCO SANTANDER CENTRAL HISPANO, is assumed by Mr. Ignacio Benjumea Cabeza de Vaca, acting as Secretary of the Board of Directors of said institution.

I.2. Supervising Bodies

This Complete Prospectus (model RV) was verified and registered on the official registers of the National Stock Exchange Commission on [6]th November 2002, and refers to a capital stock increase with issue of ordinary New Shares in BANCO ESPAÑOL DE CRÉDITO, S.A.

Registration of this Prospectus by the National Stock Exchange Commission does not imply a recommendation to subscribe or buy the stock referred to herein, nor pronunciation in any sense concerning the solvency of the ISSUING COMPANY or the profitability of the stock issued or offered.

The New Shares subject to issue to which this Prospectus refers do not require prior administrative authorization or pronunciation other than verification and registration of this Prospectus at the National Stock Exchange Commission and obtaining the express declaration of absence of objections by the Bank of Spain to which section II.2 of this Prospectus refers, which is attached as Annex 1. The said declaration of absence of objections by the Bank of Spain does not imply any recommendation whatsoever as to subscription or acquisition of the New Shares or of stock that may be issued in the future, nor pronunciation on their profitability, nor concerning the solvency of the COMPANY ISSUING.

I.3. Verification and auditing of the annual accounts

The annual accounts and management reports of BANCO ESPAÑOL DE CRÉDITO, S.A. and of the consolidated BANESTO Group, for the last three financial years (1999, 2000 and 2001) were audited by Arthur Andersen y Cia., Sociedad Comanditaria (now "Deloitte España, S.L."), with registered office in Madrid, calle Raimundo Fernández

Villaverde, nº 65, registered on the Official Register of Accounts Auditors under number S-0692.

The auditors' reports on BANCO ESPAÑOL DE CRÉDITO, S.A. provided an opinion without exceptions in the last three financial years.

A copy of the annual accounts and management report of BANCO ESPAÑOL DE CRÉDITO, S.A., for financial years 1999, 2000 and 2001, as well as the relevant auditors' report have been deposited at the National Stock Exchange Commission.

The auditors' reports on the BANESTO Group provided an opinion without exceptions in the last three financial years.

A copy of the annual accounts and management report of BANESTO Group, for financial years 1999, 2000 and 2001, as well as the relevant auditors' report have been deposited at the National Stock Exchange Commission.

Last 1st April 2002, Deloitte Touche Tohmatsu and Arthur Andersen entered into an association agreement and a process of integration with Deloitte & Touche in España began. As of 2nd August, that integration has been formalized after its approval by the authorities on Competition and the Council of Ministers.

Attached to this Prospectus, as Annex 2, there is a copy of the financial statements (Balance Sheet and Profit and Loss Accounts) complteed on 30th June 2002, of BANCO ESPAÑOL DE CRÉDITO, S.A. and its Group, as well as the auditors' report prepared by Deloitte España, S.L., present external auditor to BANESTO, registered office in Madrid, Plaza Pablo Ruiz Picasso, s/n, piso 38, registered on the Official Register of Accounts Auditors under number S-0692, which expressed an opinion without exceptions on those financial statements. Also attached as Annex 3, there are the non audited financial statements of BANCO ESPAÑOL DE CRÉDITO, S.A. and its Group, completed on 30th September 2002, which shall be remarked on in Chapter VII of this Prospectus.

CHAPTER II

INFORMATION ON THE SECURITIES ISSUED

CHAPTER II

INFORMATION ON THE SECURITIES ISSUED

II.1. Corporate resolutions

II.1.1. Mention of the corporate resolutions

The Ordinary General Meeting of Shareholders of BANCO ESPAÑOL DE CRÉDITO, S.A., held on 16th February 1999 agreed, under the terms established in article 153.1.b) of the Redrafted Text of the Stock Company Act, to delegate upon the Board of Directors the power to agree, in one or several times, the increase of the capital stock of the Company by issue of shares, with or without voting rights, up to a specific figure, at the time and by the amount decided by the Board, without having to previously consult the General Meeting of Shareholders.

Just as recorded in the agreement of delegation in favour of the Board of Directors, the capital stock increases for adoption of which the governing body of the Bank was authorized cannot be greater, in any case, to half the current capital stock at the time of holding the said General Meeting of Shareholders on 16th February 1999, and must be performed by means of monetary contributions, within the maximum term of five years as of the said date.

Considering that the figure of current capital stock of BANESTO in force on 16th February 1999 amounted to 1,470,382,569.60 EURO, the quantitative limit to the authorization granted to the Board of Directors to increase the capital stock was set at 735,191,284.80 EURO.

On the basis of that delegation, the Board of Directors of BANESTO, at its meeting on 1st October 2002, passed the agreement to increase the capital stock by a par value of 165,823,769.58 EURO, by issue and circulation of 81,686,586 New Shares of 2.03 EURO par value each one, their Issue Price coinciding with their par value. On November 4 2002, the Board of Directors of BANESTO resolved to modify the resolutions passed at its previous meeting dated October 11 2002, so as to modify the term for the payment of the Increase of Capital, as well as including an statement regarding the non transferability of the pre-emptive rights being issued as a result of the Increase of Capital to the U.S. holders (as defined in Rule 800 of the U.S. Securities Act 1933), except as provided in Regulation S of said Act.

The capital stock increase to which this Prospectus refers was the only performed to date against the amount of the authorization agreed by the Ordinary General Meeting of Shareholders held on 16th February 1999.

Attached as Annex 4 to this Prospectus there is a testimony of the notarial certificate of the Ordinary General Meeting of Shareholders of BANESTO held on 16th February 1999, and as Annex 5 a certificate of the agreements passed by the Board of Directors of BANESTO held on 1st October 2002.

II.1.2. Resolutions passed in relation to the Public Offering

This is not applicable, as the operation to which this Prospectus refers consists of an increase in the capital stock of BANESTO. However, as mentioned above in section 0.1.2.1 of this Prospectus, the majority shareholder of BANESTO, BANCO SANTANDER CENTRAL HISPANO has made a public offering to sell the subscription rights to direct participation held by that majority shareholder of BANESTO, due to this capital stock increase. In said Public Offering, the said subscription rights are grouped in tiers of fifteen rights each (the "Tiers of Rights" or the "Tiers"), that entitle each one to subscribe two New Shares in BANESTO at the Issue Price, which is the object of the Offer Prospectus verified and recorded at the official Registry ofthe CNMV on the same date as this Prospectus.

Just as recorded in the Offering Prospectus, applications presented to purchase Tiers of Rights by the investors awarded these in the Public Offering will also inseparably and irrevocably, as a condition of sale, involve their simultaneous declaration of will to exercise the Rights finally acquired and thus subscription order and obligation to disemburse the New Shares in BANESTO for these. Thus, the cash disembursement to be made by the definitive investor awardees of the Tiers of Rights Offered shall consist of the sum of (i) the price of the relevant Tiers of Rights awarded according to the Tranche to which the investor belongs, and (ii) the Issue Price of the relevant New Shares of the Tiers of Rights awarded.

II.1.3. Information on the requirements and resolutions prior to listingon the Stock Exchange or on an organized secondary market

The Board of Directors of BANESTO, at its meeting on 1st October 2002, by virtue of the express authorization by the General Meeting of Shareholders held on 16th February 1999, agreed to request admission to official listing of all the Shares in BANESTO issued due to the Capital Stock Increase on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as their inclusion in the Automated Quotation System.

The prior requisites for admission to official listing on the Stock Exchanges mentioned and trading on the Continuous Market are basically as follows:

a) Verification by the CNMV of fulfilment of the legal requisites and providing this Prospectus and triptych-summary of same at the Stock Exchanges, pursuant to the terms of Additional Provision One, number 3, of Royal Decree 291/1992, of 27th March, in its draft provided by Royal Decree 2590/1998, of 7th December, as a prior step to apply to the Stock Exchange Governing Bodies to have the shares officially listed.

b) Deposit of the notarial evidence or authorized copy of the public deed of increase in the capital stock of BANESTO duly registered at the Business Registry of Madrid, along with diverse certificates and complementary documentation, at the Governing Body of the Stock Exchange of Madrid, as the leading Stock Exchange of the CNMV and remaining Stock Exchanges.

c) Agreement on official listing of the Shares on the Stock Exchangees, passed by the relevant Governing Bodies.

d) Agreement on integration of the Shares on the Continous Market, passed by the CNMV with a favorable report by the Stock Exchange Governing Body.

II.2. Prior administrative authorizations

The capital stock increase to which this Prospectus refers is subject to the general regime of verification by the National Stock Exchange Commission.

Likewise, performance of this capital stock increase has been reported to the Bank of Spain, for the purposes foreseen in Circular 97/1.974, of 20th October. On 9th October 2002, the Bank of Spain issued an express declaration of absence of objections to the increase, a copy of which is attached to this Prospectus as Annex 1.

Pursuant to the terms of article 8 of Royal Decree 1245/1995, of 14th July, on creation of banks, cross-border activity and other matters related to the juridical regime of credit institutions, no prior administrative authorization is required for capital stock increase, although the amendment to the bylaws arising from that increase must be reported to the Bank of Spain to be recorded on a Special Register within the term of 15 working days from the agreement being passed.

II.3. Evaluation of the risk inherent to the securities or their issuer

As usual in the case of variable yield securities, no evaluation has been made of the risk inherent to the New Shares forming the object of this Issue, or of BANESTO, by any classification firm whatsoever.

II.4. Differences with the ordinary legal framework of the securities, in accordance with the applicable legal provisions

There are no variations in the ordinary legal framework for the securities subject to this issue foreseen in the applicable legal provisions, especially in the Stock Company Act and Stock Exchange Act.

II.5. Characteristics of the securities

II.5.1. Nature and denomination of the stock, class and series

The securities forming this issue are ordinary shares in BANCO ESPAÑOL DE CRÉDITO, S.A., of TWO EURO three euro-cents (2.03 EURO) par value each one, belonging to the same class and series, with the same rights as the remaining shares in BANESTO now in circulation.

II.5.2. Form of representation

All the shares in BANCO ESPAÑOL DE CRÉDITO, S.A. are now represented by means of annotations to account, the accounting records of which are kept by Servicio de Compensación y Liquidación de Valores, S.A. ("SCLV"), with registered office in Madrid, calle Orense 34, and Firms Adhered to it, pursuant to the terms of article 30 of Royal Decree 116/92, of 14th February.

II.5.3. Global amount of the issue

The capital stock increase forming the object of this Prospectus is performed by an effective global amount of 165,823,769.58 EURO, coinciding with the par amount of the increase, as it is performed without an issue premium. That amount will be fully paid up by monetary contributions.

The agreement to increase the capital stock expressly foresees the possibility of its incomplete subscription.

II.5.4. Number of securities, proportion of the capital stock, nominal and cash amounts of each one of them

The capital stock increase forming the object of this Prospectus involves issue and circulation of a maximum of 81,686,586 New Shares in BANESTO, of two EURO three euro-cents (2.03 EURO) par value each one, which represents 11.76% of the capital stock of BANESTO arising after the Stock Capital Increase, assuming complete subscription thereof. The proportion offered for the purposes of exercising pre-emptive subscription rights held by Company shareholders is thus TWO (2) New Shares to every FIFTEEN (15) old shares held.

In fulfilment of the terms foreseen in section 1 of article 79 of the Stock Company Act, the proportion stated int he preceding paragraph has been established considering the effect of proportional assignment to the remaining BANESTO shareholders of the pre-emptive subscription rights that would otherwise have been assigned to the ten thousand (10,000) own shares the company held in its own portfolio on the date of passing the agreement on this capital stock increase. As to that own portfolio, one must point out that at the same meeting of the Board of Directors at which the capital stock increase was agreed, held on 1st October 2002, that corporate body agreed that the Company would not acquire or dispose of own shares until the date of execution and closure of the capital stock increase in order not to alter the exchange proportion established to exercise pre-emptive subscription rights.

On the other hand, in order that the number of shares to be issued due to the capital increase should maintain exactly the proportion indicated as to the total old shares in circulation (excluding own portfolio), at the meeting of the Board of Directors of BANESTO held on 1st October 2002, the Managing Director Mr. Outón, holder of fifty shares in BANESTO, renounced the pre-emptive subscription rights to nine (9) of the shares he holds.

The New Shares subject to this capital stock increase are issued at their par value of 2.03 EURO per share, without an issue premium.

The table provided below shows the effects this capital stock increase will have on the P.E.R. *(Price Earning Ratio),* as well as the Profit per Share and the Dividend per Share, assuming complete subscription of the Capital Stock Increase:

	Before the capital increase	After the increase
Number of shares	612,659,404	694,345,990
Share listing (1)	10.67 €	9.65 €
Net Profit of the Group attributed to the parent company (2001)	421,721,000 €	421,721,000 €
Profit Per Share (PPS)	0.69 €	0.61 €
Dividend per share	0.00 €	0.00 €
Theoretical value of the pre-emptive subscription right	1.02 €	----
Theoretical ex-right price of the share	9.65 €	9.65 €
Stock Exchange captialization	6,537,075,841 €	6,700,438,803 €
PER	15.50 €	15.89 €
(1) Listing at the end of trading on 07-10-2002.		

Just as stated in sections II.17.4. and III.5. of this Prospectus, over the last five financial years BANESTO has reduced its capital stock on three occasions, returning contributions to its shareholders.

II.5.5. Commissions and expenses borne by the subscriber

No expense whatsoever shall be charged upon the investors by the Issuer due the issue of the New Shares, nor upon subscription thereof if it is carried out through the actual Issuer.

If subscription of the New Shares is performed through third parties other than the ISSUER, these may apply the tariffs and commissions they have in force to formalise subscription orders, which shall be entirely at the expense and account of the subscribers of the New Shares.

The purchase or sale of pre-emptive subscription rights shall be subject to the commissions freely established by the institutions through which they are made.

II.6. Commissions for registration and maintenance of balances of the shares by the accounting registry

The fees to register the New Shares on at the SCLV Registry shall be borne by BANESTO.

This notwithstanding, the Firms Adhered to SCLV that keep the records of shareholders may establish the conmissions and chargeable expenses they shall freely determine, pursuant to the laws in force, to register the shares on behalf of their holders on the relevant detail and securities administration registers.

II.7. Transferability, with special mention of the existence or not of restrictions to their free transmission

The bylaws of BANCO ESPAÑOL DE CRÉDITO, S.A. contain no restrictions on free transmission of the shares representing its capital stock, such transmission taking place by accounting transfer and giving rise to registration of the transmission in favor of the acquirer having the same effects as traditional titles.

As a credit institution, acquisition, whether direct or indirect, of significant stakes in the capital stock of BANESTO is subject to the obligation of prior notice to the Bank of Spain on the terms set forth in Act 26/1988, of 29th July on Discipline and Intervention of Credit Institutions, just as amended by Act 3/1994, of 14th April. Pursuant to the terms set forth in article 56.1 of the said Act 26/1988, of 29th July, a "significant stake" is understood to be that which, directly or indirectly, amounts to at least 5 per cent of the capital stock, or of the voting rights of a credit institution. Those that, without reaching the said percentage, allow a notable influence to be exercised on the credit institution, shall also be considered a significant stake.

The Bank of Spain must also receive prior notice from those intending to increase, directly or indirectly, their significant stake so their percentage of the capital stock or voting rights reach or exceed any of the following percentages; 10%, 15%, 20%, 25%, 33%, 40%, 50%, 66% or 75%. In all cases, this obligation shall also be applicable to those who, by virtue of the acquisition intended, may take control of the credit institution.

As the capital stock of BANESTO is Stock Exchange listed, the terms set forth in the preceding paragraph are notwithstanding the application of the regulations on public offerings to acquire securities on the terms provided in Royal Decree 1197/1991, of 26th July, and the obligation to provide information on significant stakes set forth in Act 24/1988, of 28th July, on the Stock Exchange and development regulations.

II.8. National and foreign organized secondary markets where securities are listed

BANESTO shares are listed on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (Continuous Market).

BANESTO, pursuant to the agreements passed by its Board of Directors at its meeting held on 1st October 2002, by virtue of the express authorization by the General Meeting of Shareholders held on 16th February 1999, shall request official listing of all the New Shares of BANESTO that are issued due to this Issue on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as their inclusion in the Stock Exchange Interconnection System (Continuous Market).

BANESTO to have the New Shares listed as soon as possible, once the Capital Stock Increase is subscribed and concluded, or incomplete if appropriate, to which end it will take all the necessary action and, especially, that referred to in section II.1.3 above, without there being any undertaking thereon. Specifically, it is foreseen for disembursement by the investors and declaration of subscription and conclusion (complete or incomplete) to take place on 26th November 2002, for the capital stock increase forming the object of this Prospectus by the Board of Directors of BANESTO, and the granting and registration of the relevant deed of capital stock increase at the Mercantile Registry of Madrid. Exceptionally, if there is any case of automatic revocation during the Public Offering to Sell Tiers of Shares issued by BANCO

SANTANDER CENTRAL HISPANO as foreseen in section 2.11.2. of the Reduced Prospectus of the Offering, granting the deed of capital stock increase shall be performed on conclusion of the extraordinary period for revocation of subscription orders to which section 2.10.5 of this Prospectus refers, thus delaying listing of the New Shares, once that deed is registered at the Mercantile Registry of Madrid.

With the exception provided in the preceding paragraph, should any case of automatic revocation of the Offering take place, BANESTO wishes, as far as possible, to have the public deed of granting capital stock increase registered at the Mercantile Registry performed on [26]th November 2002, and for the Shares to begin to be listed on [27]th November 2002. It is recorded, however, that the effective date of listing stated may not be assured with absolute certainty, as its fulfilment depends on factors of which some are beyond the control of BANESTO and attributable, mainly to SCLV and its Adhered Companies and to the Mercantile Registry of Madrid.

In any case, in the event of the Shares not having been admitted for trading on the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao during the day of the [28]th November 2002, BANCO SANTANDER CENTRAL HISPANO and BANESTO will proceed to publicize that circumstance and the reasons for the delay in an announcement published in the Listing Bulletins of the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and in a national newspaper, also proceeding to report this to the CNMV.

BANCO ESPAÑOL DE CRÉDITO, S.A. knows the requisites and conditions set for admission, keep and exclude the shares representing its capital stock on the aforementioned organized markets.

II.9. Rights and obligations of BANESTO shareholders

The holder of the New Shares shall have the rights and obligations inherent to shareholder status, as set forth in the Stock Company Act and in the Bylaws of the COMPANY ISSUING, deposited at the National Stock Exchange Commission.

II.9.1. Entitlement to a share in distribution of corporate profit and in the assets arising from liquidation

The New Shares shall be ordinary shares, belonging to the same class and series as those now in circulation. Thus, those New Shares will entitle their holder to a share in the distribution of the corporate profit and in the assets obtained from liquidation, on the same terms as the shares in circulation at the time of the capital stock increase being subscribed and declared paid up by the Board of Directors of BANESTO, and all pursuant to the current Stock Company Act and the company Bylaws.

As to the right to obtain a dividend, the holder of the New Shares shall be entitled to receive all amounts in interim dividends and complementary dividends that are paid out to the shareholders of BANESTO as of the same date stated in the preceding paragraph.

The yields obtained from the New Shares shall be paid out through the SCLV or, with its assistance, and shall expire in favor of BANESTO within the term of five years as of the date stated to commence collection thereof.

II.9.2. Pre-emptive right to subscribe new shares or convertible bonds

The New Shares will entitle their holder to a pre-emptive subscription right to issue of new shares or convertible bonds, all on the terms foreseen in the Stock Company Act and the company Bylaws of BANCO ESPAÑOL DE CRÉDITO, S.A., notwithstanding the possibility of full or partial exclusion of that right by virtue of the agreement by the General Meeting of Shareholders of BANCO ESPAÑOL DE CRÉDITO, S.A., or by the directors on the terms foreseen in article 159 of the Stock Company Act.

The New Shares shall also entitle their holders to free assignment as stipulated in the Stock Company Act in the event of fully released capital increases being performed.

II.9.3. Right to attend and vote at General Shareholders' Meetings and to contest corporate resolutions

The New Shares will grant their holders the right to attend and vote at the General Meeting of Shareholders and to impugn corporate agreements, according to the general regime established in the Stock Company Act and in the Bylaws of BANCO ESPAÑOL DE CRÉDITO, S.A.

As to the right to attend the General Meeting of Shareholders, articles 29 and 30 of the Bylaws of BANCO ESPAÑOL DE CRÉDITO, S.A. establish certain restrictions that are transcribed below:

«Article 29. Holders of at least fifty shares may take part in the General Meeting of Shareholders. Each shareholder shall have one vote for every fifty shares held. Holders of less than fifty shares shall be allowed to group together until gathering at least that figure, in order to attend and vote at Meetings, and representation of such groups may be assigned to any one of the syndicated shareholders. The syndicate must be accredited in writing, signed by all the shareholders concerned, specifically for each Meeting. If this is not done so, any of them may confer his representation at the Meeting to any other shareholder with the right to attend, who may act as such pursuant to the Law.

Article 30º. All shareholders who hold the number of shares stated in the previous article shall be entitled to attend the General Meeting of Shareholders when they have registered them on the register of annotations in the relevant account at least five days prior to that on which the Meeting is to be held.

Shareholders entitled to attend may delegate their representation upon another person who is a company shareholder and part of the Meeting. The representation must be nominative and granted in writing, specifically for each Meeting. This is all notwithstanding the terms foreseen in Article 108 of the Stock Company Act.

In order to enable shareholders to fulfil their right to attend, vote, be represented and syndicated at the General Meeting of Shareholderss of the Company, any shareholder who so requests may obtain a nominative, personal attendance card from the company registered office, as of the date

of publication of the calling to the Meeting, which will allow him to exercise all the rights to which he is entitled as a shareholder of the Company.

Shareholders residing far from the registered office may also be represented or syndicated by sending in their attendance card, obtained from the Company, by fax or by any other written means of communication. Whatever the means used, it shall require validation by written confirmation, signed by a person with a Company proxy, to justify receipt of the card by the same procedure used for dispatch or another similar one.

In the event of public request for representation, the terms of article 107 of the current Stock Company Act shall apply.

The directors must attend the General Meeting of Shareholders. The Meeting must also be attended, with the right speak but not vote, by the directors, technicians and other persons who, in the opinion of the Board of Directors, have an interest in the proper running of company business and whose interventio n at the Meeting may, if necessary, be useful to the Company. The Chairman of the General Meeting of Shareholders may authorize attendance by any person he may deem fit, notwithstanding the power of the Meeting to revoke that authorization.»

On the other hand, the Bylaws of BANCO ESPAÑOL DE CRÉDITO, S.A. shall not establish any limitation or restriction whatsoever as to the maximum number of votes that may be issued by a sole shareholder, so that, pursuant to article 29 transcribed above, each shareholder shall have one vote per fifty votes held, individually or in a syndicate with others.
Quorum and majorities needed to pass resolutions at the General Shareholders meetings of BANESTO are governed principally by Articles 36 and 38 of the bylaws of BANESTO.

II.9.4. Information Rights

The New Shares shall entitle their holder to the information set forth in general terms in article 48.2.d) of the Stock Company Act, especially that of return 112 of the same legal text, on the same terms as the rest of the shares comprising the capital stock of BANESTO. They shall also have the same specific features as set forth in detail in the articles of the Stock Company Act as to the right to information, on amendment of the bylaws, capital increase or reduction, approval of the annual accounts, issue of convertible bonds and debentures, transformation, merger and split, dissolution and liquidation of the company, and other corporate acts or operations.

II.9.5. Accessory features, privileges, powers and duties related to ownership of the shares in the ISSUER

Neither the New Shares or the remaining shares issued by BANESTO have any linked accessory yield whatsoever. Likewise, the Bylaws of BANESTO do not contain any provision on privileges, powers or special duties arising from shareholding.

II.9.6. Date on which the rights and obligations of the shareholder are effective in respect of the New Shares

Holders of New Shares shall be considered shareholders of BANESTO on identical terms to the present shareholders of the company and thus shall enjoy the political and economic

rights inherent to shareholder status in BANESTO as of the date on which the capital increase is declared subscribed and paid up by the Board of Directors of the ISSUING COMPANY.

It is declared that neither in the last three completed financial years (1999, 2000 and 2001), nor during the period of the financial year 2002 elapsed up to the date of verification of this Prospectus, have dividends been distributed against the profit obtained by the Bank, notwithstanding the capital reductions with contributions returned to the shareholders performed during those financial years, on the terms stated in sections II.17.4 and III.3.4. of this Prospectus.

II.10. Subscription applications

II.10.1. Group of potential subscribers to whom the securities are offered to

Just as stated in sections 0.1.2.1. and II.5.4. of this Prospectus, this capital stock increase was performed with recognition and attribution of the right to pre-emptive subscription in favor of the shareholders of BANESTO, in a proportion of TWO (2) New Shares to every FIFTEEN (15) old shares now in circulation, excluding the ten thousand own shares held by BANESTO in its own portfolio, the pre-emptive subscription rights of which were attributed proportionally to the remaining shareholders in fulfilment of article 79.1 of the Stock Company Act, with renunciation by the shareholder and Managing Director of BANESTO, Mr. Outón, to the pre-emptive subscription rights to nine (9) of the shares he holds.

The pre-emptive subscription rights arising from the increase may be freely traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System, so the New Shares from this issue will thus be initially assigned to the Company shareholders and to other investors who acquire the relevant rights, subscribing the New Shares during the Subscription Period by exercising the said subscription rights, and according to the proportion aforementioned.

The information included herein shall not be published or disclosed to residents in Unated States or in any other countries in which the distribution of such information is restricted by law, and does not constitute a public offering, nor a demand of purchase offers, of securities in United States, nor in any other country in which these kinds of offers are not permitted.

BANESTO declares that neither the pre-emptive subscription rights, nor the New Shares in BANESTO have been registered according to the *U.S. Securities Act* of 1933, nor the securities act of any country other than Spain, and BANESTO has not carried out out any formalyty to allow trading of such pre-emptive subscription rights or of the New Shares in any country other than Spain. The pre-emptive subscription rights cannot be transmitted by United States holders (as defined by *Rule 800* of the *U.S. Securities Act* of 1933), except as established in the regulations of that Rule.

The pre-emptive subscription rights arising from the direct stake held by the majority shareholder of BANESTO, BANCO SANTANDER CENTRAL HISPANO, shall not be subject to trading on the Stock Exchanges, but rather shall be offered by BANCO SANTANDER CENTRAL HISPANO in Tiers comprised of fifteen subscription rights each, within the simultaneous framework of the public offering to sell by SCH, the Offering Prospectus of which was verified and recorded on the official register at the CNMV on the same date as this one, being immobilized and assigned meanwhile to the outcome of the said Public Offering.

Just as has been stated in the Offering Prospectus, purchase of Tiers of Rights by the investors awarded these in the Offering will also involve, as a condition of the sale, an inseparable, irrevocable means of simultaneous statement of the will to exercise the rights finally acquired, covered by the Tiers of Rights awarded and thus order to subscribe and obligation to disemburse the relevant ordinary shares in BANESTO for these, with the correlative obligation to pay up the Issue Price of the Shares thus subscribed.

Pursuant and to the effects established in articles 161.1 and 162.2.2° of the Stock Company Act, the agreement to increase capital to which this Prospectus refers expressly foresees the possibility of incomplete subscription, the directors being authorized to agree closing of the capital increase at an amount equal to the nominal amount of the shares effectively subscribed.

II.10.2. Subscription period

II.10.2.1. Dates of commencement and expiration of the Subscription Period

The Subscription Period of the capital increase forming the object of this information Prospectus shall have a duration of fifteen days, beginning on 11th November 2002, after publication of the announcement of capital increase in the Official Bulletin of the Mercantile Registry, and shall end on 25th November 2002. It shall also proceed to publicize the capital increase in the specialized financial press and in the Stock Exchange Listing Bulletins.

II.10.3. Places and Institutions where subscription may be applied for

During the Subscription Period, the shareholders and/or investors holding the subscription rights may issue the order to exercise the rights and to subscribe the new shares subject to the issue before any of the Adhered Firms of the SCLV or at those where their BANESTO shares or pre-emptive subscription rights arising from the capital increase are annotated.

The orders issued shall be understood to have been made definitively and irrevocably (this notwithstanding the terms set forth in section II.10.6 below), and the Adhered Firms must proceed on behalf of their orderers to report the total volume of subscriptions made there, as well as the complete list of subscribers, to the Agent Institution, no later than XXX hours on the last working day of the Subscription Period, that is, the [25]th of November 2002, following the operating instructions provided for that purpose by the Agent Institution.

The Agent Institution may not admit communications from the Adhered Firms that have not been transmitted on a date and at the time later than that stated, or which do not fulfil the requisites or instructions established, without any liability whatsoever on its part and without prejudice to the eventual liability in which the Adhered Firm in breach may have incurred to the holders of the orders presented at that Firm on time.

II.10.4. Manner and dates of settlement

The full payment of the Issue Price of each share subscribed shall be made by the subscribers not later than 9.00 p.m. of November 26, 2002, through the Firms Adhered to the SCLV at which their subscription orders were issued.

The Adhered Firms, in turn, shall pay the amounts received for subscription of the shares to the Agent Institution, on behalf of BANESTO, no later than [9:00] hours a.m. (Madrid time) on the day following that of the Subscription Period being closed, that is 26th November 2002, with value date on that same day, according to the instructions to that end issued by the Agent Institution.

If any of the Adhered Firms does not fully or partially perform the payment of the relevant amounts for those subscriptions within that term, the Agent Institution shall consider those subscriptions have not been made, without any liability whatsoever neither on its part, nor on the part of BANESTO, and without prejudice to the eventual liability in which the Adhered Firm in breach may have incurred to the holders of the orders presented at that Firm on time.

If any of the Adhered Entities that have complied with payment of the Issue Price of the New Shares within the corresponding term, does not communicate subscriptions to the Agent Institution as indicated in section II.10.3, the Agent Intitution will be entitled to assign the New Shares to the relevant Adhered Entity, without any liability whatsoever neither on its part, nor on the part of BANESTO, and without prejudice to the eventual liability in which the Adhered Firm in breach may have incurred to the holders of the orders presented at that Firm on time.

II.10.5. Manner and term of delivery of the New Shares to the subscribers

Each one of the subscribers of shares forming the object of this capital increase shall be entitled to obtain a signed copy of the subscription bulletin from the Adhered Firm, on the terms established in article 160 of the Stock Company Act.

Those subscription bulletins will not be negotiable and will remain in force until they are assigned the relevant registration references for the shares subscribed, without prejudice to their effect as proof, in the event of potential claims or incidents.

II.10.6. Extraordinary period to revoke subscription orders

As stated in section 0.1.2.1. above, simultaneous to the Capital Increase, BANCO SANTANDER CENTRAL HISPANO, will issue a public offer to sell the pre-emptive subscription rights from the direct stake to which that institution is entitled in the Capital Increase. That public offering to sell is subject to the usual cases of withdrawal and automatic revocation for such operations, as detailed in the Offering Prospectus. If any of the said cases of withdrawal and/or automatic revocation were to take place, BANCO SANTANDER CENTRAL HISPANO would not exercise the rights covered by the Tiers subject to Offer and SCHI would not exercise the the rights corresponding to the call optionmentioned in section II.17.7. and, thus, neither SCH nor SCHI would subscribe or disemburse the relevant Shares in BANESTO within the framework of the Capital Increase. If the said withdrawal and/or automatic revocation of the Offer were to take place, an extraordinary revocation period would also be opened in the Capital Increase, that in the case of withdrawal of the Offer would be extended until the last day of the pre-emptive subscription period, that is, 25th November 2002. Within those deadlines, persons who have subscribed New Shares in BANESTO in the Capital Increase and outside the Offer may, if they so wish, revoke the subscription made at the Adhered Firm through which they have exercised their pre-emptive subscription rights, obtaining reimbursement of the relevant Issue Price for the new shares subscribed, it being understood that if no notice whatsoever is received, they have opted to maintain

the subscription of the shares. When that extraordinary period has concluded, BANESTO shall declare the subscription incomplete and close the Capital Increase at the amount of the subscriptions made and not revoked.

Reimbursement of the Issue Price of the New Shares to the subscribers who have revokeed their subscription on the basis of the withdrawal and/or automatic revocation of the Offering must be made by the Adhered firm through which the subscription was performed, free of any expense or commission, with value date no later than November 26, 2002, in the case of withdrawal, and December 2, 2002 in the case of automatic revocation.

II.11. PRE-EMPTIVE SUBSCRIPTION RIGHTS TO THE SHARES SUBJECT TO THE CAPITAL INCREASE

II.11.1. Indication of their diverse holders

Pre-emptive subscription rights to the shares forming the object of this issue shall be held, in the proportion of TWO (2) New Shares per FIFTEEN (15) old shares now in circulation, by all shareholders of BANESTO (with the exception of the Managing Director Mr. Outón, as to the relevant rights to nine (9) of the fifty shares in BANESTO he holds), when they hold that status on closing on the working day prior to commencement of the Subscription Period, that is, at 23:59 hours on [8]th November 2002, for all the shares in BANESTO they hold on that date, as well as the investors who acquire those rights, as mentioned in section II.11.2 below.

In fulfilment of the terms set forth in section 1 of article 79 of the Stock Company Act, the proportion stated in the preceding paragraph has been established considering the effect of the proportional attribution to the remaining shareholders of Banco Español de Crédito, S.A. of the pre-emptive subscription that would otherwise have been assigned to the ten thousand (10,000) own shares the company had in own portfolio on the date of passing the agreement to increase the capital stock.

BANESTO has not issued convertible bonds or other securities other than shares, that entitle their holders to pre-emptive subscription rights in this issue.

As stated in section 0.1.21., at the same time that the share capital increase in being performed, BANCO SANTANDER CENTRAL HISPANO will carry out a Public Offering (the "Public Offering" or the "Offering") of 551.216.595. rights to subscribe for ordinary shares, such rights being pooled in Tiers of 15 Rights each tier (the "Tiers of Rights"), each of them entitling to subscribe 2 shares of Banesto at a issuance price of 2.03 euro per share, said offering being described in a other prospectus registered with the CNMV on the same date of registration of this Prospectus (the "Prospectus of the Offering").

In addition to the Offering, BANCO SANTANDER CENTRAL HISPANO will transfer 55.128.960 additional Rights to SANTANDER CENTRAL HISPANO INVESTMENT, S.A., which will be exercised by this entity, subscribing and paying-up the 7.350.528 shares of BANESTO corresponding to such Rights. SANTANDER CENTRAL HISPANO INVESTMENT, S.A. will grant a call option (green shoe) over such shares to CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, a established in the Offering Prospectus.

If the event of withdrawal and/or automatic revocation, BANCO SANTANDER CENTRAL HISPANO would not exercise the rights covered by the Tiers subject to

Offer and SCHI would not exercise the the rights corresponding to the call option mentioned in section II.17.7. and, thus, neither SCH nor SCHI would subscribe or disemburse the relevant Shares in BANESTO within the framework of the Capital Increase

II.11.2. Markets on which the subscription rights may be traded

The pre-emptive subscription rights will be transmissible on the same conditions as the shares from which they are derived, on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (Continuous Market). The Adhered Firms must inform the SCLV during the last working day of the Subscription Period, that is, on [25]th 2002, no later than XXX hours on that day and following the operating instructions provided for that purpose, as to all the purchase and sale operations of pre-emptive subscription rights performed with their intervention.

Just as stated above in section II.10.1. of this Prospectus, the pre-emptive subscription rights from the direct stake held by the majority shareholder of BANESTO, BANCO SANTANDER CENTRAL HISPANO, shall not be subject to trading on the Stock Exchanges, but shall rather be immobilised and assigned to the outcome of the Public Offering to Sell Tiers of Rights made by that institution, the Offering Prospectus of which was verified and registered on the official register of the CNMV onthe same date as this one.

II.11.3. Complete information on the coupons or similar accessory securities intending to facilitate exercise or transmission of the pre-emptive subscription rights

Pursuant to the terms set forth in article 42 of Royal Decree 116/92, of 14th February, on the date of commencement of the capital increase Subscription Period, the SCLV shall proceed to pai the relevant subscription rights for each one of these into the accounts of the Adhered Firms, issuing the relevant notices so that, in turn, they may make the relevant payments into the accounts of each one of their holders.

The SCLV Adhered Firms shall proceed to issue the relevant documents to accredit ownership of the rights, according to the shares recognised in their accounting records on behalf of their holders, for the purpose of exercise as well as transmission of the rights.

II.11.4. Theoretical value of the preemptive subscription right

Considering the value of the share prior to the capital increase to be that listed on the Continuous Market at the end of the session on XXX of XXXXXXXXXXXX 2002, that amounted to XX.XX EURO, and considering that the issue price of the new shares is 2.03 EURO, the theoretical value of the pre-emptive subscription shall be XX,XXXX EURO, according to the following formula:

$$VTD = PC - \frac{(PC x N)+(PE x n)}{(N + n)}$$

where,

VTD= Theoretical value of the right.
PC= Listed price prior to the capital increase.
PE= Issue price.
N= Number of shares prior to the capital increase.
n= Number of shares issued.

Notwithstanding the foregoing, the indicative, non binding price band that has been established by BANCO SANTANDER CENTRAL HISPANO for the purposes of the Public Offer to Sell the Tiers of Rights lies between 12.3 and 15.83[λ] EURO for each Tier of Rights.. Considering the Issue Price of the Shares, that Price Band involves an implicit valuation being attributed to the BANESTO share, after the Share Capital Increase, between 8.18 and 9.94 EURO.

It is expressly stated that that band of prices was set by BANCO SANTANDER CENTRAL HISPANO, after consulting the Global Offer Co-ordination Institutions, without an independent expert to take any responsibility at all for valuation of the Tiers of Rights resulting from that Price Band, which has been established according to the criteria usually taken, considering the valuation attributable to the BANESTO share, from which the Issue Price of the BANESTO New Shares has been deducted, subscription of which entitles the Tiers of Rights in the proportion of two New Shares for each Tier of Rights.

There is no certainty as to what the definitive price of the Tiers of Rights of the Offer will be, and whether this will be included within that indicative, non binding price band or not, although one may affirm that the price will depend to a greater extent on the volume of demand recorded in the Offer and on the prices offered by the institutional investors in the proposals to purchase the Tiers of Rights presented in the Institutional Tranches, than from the stock exchange listing of the BANESTO shares. Nor may one foresee what price be on the market will be assigned to the pre-emptive subscription rights arising from this Issue other than those that are subject to an Offering by BANCO SANTANDER CENTRAL HISPANO, although their price may foreseeably tend to be nearer to that obtained from the price band than the relevant theoretical value aforementioned.

II.12 PLACEMENT AND ASSIGNMENT OF THE SECURITIES

II.12.1. Institutions that will intervene in the placement or commercialisation of the shares. Their description and functions

All the Firms Adhered to the SCLV at which the pre-emptive subscription rights arising from the Capital Increase are annotated, may intervene in the subscription of the New

Shares forming the object of this capital increase, as stated in section II.10.3. above. On the other hand, the institutions participating in the simultaneous Public Offering to Sell Tiers of Rights made by BANCO SANTANDER CENTRAL HISPANO shall be those stated in the Offering Prospectus.

II.12.2. Managers

No director institution at all is involved in this Issue.
The managers of the Public Offering, as well as the entities acting as joint global coordinators thereof, are identified in the Abridged Prospectus of the Offering.

II.12.3. Underwriters

No insurance institution at all is involved in this Issue, which is not subject to direct insurance.

However, the entities acting as underwriters of the Offering made by the majority shareholder of BANESTO, BANCO SANTANDER CENTRAL HISPANO, S.A, are listed in the Offering Prospectus.

II.12.4. Agent Institution

The Agent Institution in this Issue, as well as in the Public Offering made by SCH, is the company SANTANDER CENTRAL HISPANO INVESTMENT, S.A., with registered office in Madrid, Plaza de Canalejas number 1. Acting as Agent Institution, SANTANDER CENTRAL HISPANO INVESTMENT, S.A. will perform, among others, the duties described in sections II.10.3. and II.10.4. of this Prospectus, according to the terms of the Agency Agreement executed on November 5, 2002 between SCH and SCHI.

II.12.5. Verification of Managers

The representatives of the of the following entities, who have signed the lettters of verification attached to this Prospectus as Annex 6:

(a) BANESTO BOLSA, S.A., S.V.B., as Global Coordinator and Manager for the Retail Offering and the Spanish Institutional Offering;

(b) CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, as Global Coordinator and Manager for the Spanish Institutional Offering;

(c) SANTANDER CENTRAL HISPANO INVESTMENT, S.A., as Global Coordinator and Manager for the Spanish Institutional Offering;

jointly and severally state that:

(a) they have followed all the necessary steps in order to verify the information contained in this Folleto and the Abridged Prospectus of the Offering;

(b) that they consider, according to the aforementioned verifications, that there are no circumstances that could contadict such information in this Prospectus and the Abridged Prospectus, and that such Prospectuses do no omit significant facts or data that could be relevant for the investors.

This declaration does not cover the audited and non-audited information contained in the financial statements.

II.12.6. Pro-rata distribution

There will be no pro-rata distribution in this Issue, due to its characteristics, notwithstanding this occurring in the Public Offering to Sell subscription rights made by BANCO SANTANDER CENTRAL HISPANO, S.A. on the terms foreseen in the information Prospectus thereon.

II.12.7. Lock up undertaking

The Assurance and Placement Contracts for the Minority Tranche and for the Institutional Tranches of the Public Offering to Sell Tiers of Rights will include an undertaking by BANESTO and BANCO SANTANDER CENTRAL HISPANO, except if expressly authorized by all the Global Co-ordinating Institutions, not to issue, offer or sell shares, bonds or convertible or exchangable bonds or any other instruments or contracts that may give the right, directly or indirectly, to subscription or acquisition of shares in BANESTO, nor to perform any operation (even with derivates) that may have a similar economic effect on the issue, offer or sale of the above securities or instruments until 180 days have elapsed from the date of listing of the Shares, except for (i) those arising from operations that for part of the ordinary market making operations, commercialisation of securities and banking activities of BANESTO and SCH, or firms belonging to its Group, in thes sense of article 4 of Act 24/1988, of 28th July on the Stock Exchange, to the extent that such activities will be carried out in the normal course of the business of BANESTO and SCH or of the firms in its group and are consistent with prior practice by those firms, (ii) those leading to delivery of BANESTO shares to the minority shareholders of Banco del Desarrollo Económico Español, S.A, in order to attend to the exchange of shares arising from the merger by absorbtion of that institution by BANESTO, and, (iii) exclusively in the event of the percentage of free-float of BANESTO not reaching 10% of its capital after the Capital Increase and Offering, the disposal of shares by BANESTO that is performed if appropriate by BANCO SANTANDER CENTRAL HISPANO in order to fulfill its undertaking to increase the percentage of free-float of BANESTO up to 10% of its capital, in principle no later than the first quarter of financial year 2003 [pending discussion].

II.13. COMPLETION OF THE PROCESS

II.13.1. Incomplete subscription

The conditions of this Issue, which were agreed by the Board of Directors of BANESTO at its meeting on 1st October 2002, expressly foresee the possibility of agreeing

incomplete subscription of the capital increase, as foreseen in article 161.1 of the Stock Company Act.

The following is a literal transcription of mention of the incomplete subscription scenario included in the agreement by the Board of Directors, that is recorded in the certification attached as Annex 4 to this Prospectus:

*"**Incomplete subscription.** In the event that this capital increase is not fully subscribed, the capital stock of Banco Español de Crédito, S.A. will be increased by the amount effectively subscribed, pursuant to the terms provided in article 161.1 of the Stock Company Act."*

II.13.2. Term and manner of delivery of the definitive titles or certificates of the securities

As the New Shares issued due to the capital increase will be represented by means of annotations to account, physical titles representing these will not be issued.

As these are securities represented by annotations to account, they shall be constituted as such by virtue of registration on the central register kept by SCLV, after a copy of the deed of capital stock increase is deposited at the CNMV and Governing Bodies of the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao. On the same day is it is registered on the central register kept by SCLV the Adhered Firms will perform the relevant entries in their accounting records in favor of the subscribers of the shares forming the object of the capital increase.

The new shareholders shall be entitled to obtain certificates of legitimacy for those shares from the Adhered Firms where the new shares are registered, pursuant to the terms of Royal Decree 116/1992, of 14th February. The Adhered Firms shall issue those legitimacy certificates before the end of the working day following that of application by the subscribers.

II.14. ISSUE EXPENSES

The estimated expenses of the issue (without including VAT), assuming complete subscription of the capital increase, are as stated below, in EURO, merely for the purposes of illustration:

1. CNMV fees
2. SCLV tariffs and commissions
3. Legal and commercial announcements
3. Mercantile Registry and Notarial fees
4. Tax on Corporate Operations
5. Others (Agente Institution, printing, etc.)

TOTAL

The issue expenses stated represent approximately XX.XX % of the effective amount of the issue.

II.15. TAX REGIME

The following is a brief analysis of the main physical consequences arising from the subscription, holding and later transmission, if appropriate, of the Shares in BANESTO to be issued due to the Capital Increase. That analysis is a general description of the applicable regime according to the Spanish laws in force (including their statutory development) on the date of approval of this Prospectus, notwithstanding the regional tax regimes on Economic Formalities and Conventions in force, respectively, in the Historical Territories of the Basque Country and the Regional Community of Navarra.

However, one must bear in mind that this analysis does not explicitly cover all the possible tax consequences of the aforementioned operations, nor the regime applicable to all categories of investors, some of whom (as in the example of financial institutions, collective investment institutions, co-operatives, etc.) are subject to special regulations.

In this sense, a Draft Act is now being debated in parliament concerning reivem of the Personal Income Tax, Company Tax and Non Resident's Tax, which, when passed, may affect, as of 1st January 2003, the tax regime of the New Shares as stated below.

Thus, it is advisable for investors to consult their lawyers or tax advisors, who may provide more personalized advice considering their specific circumstances.

II.15.1. Indirect taxation in acquisition and transmission of the New Shares

Acquisition of the New Shares and, when appropriate, later transmission of these, shall be exempt from Stamp Duty and Conveyance Tax and from Value Added Tax, on the terms foreseen in article 108 of Act 24/1988, of 28th July on the Stock Exchange and concordats of the laws regulating the said taxes.

II.15.2. Direct taxation arising from ownership and transmission of the New Shares

II.15.2.1. Investors resident in Spanish territory

This section analyzes the tax treatment applicable to investors resident in Spanish territory, as well as others who, while not resident, are tax payers of Non Resident Income Tax (hereinafter "IRnR") who act through a permanent establishment in Spain, as well as other investors, individuals, resident in other member States of the European Union (as long as they are not in a territory classifity by the regulations as a tax haven) who are also tax payers of IRnR, whose yield obtained in Spanish territory from work and financial activities amount to at least 75% of their whole income in the financial year and who opt to pay taxes as tax payers under the Personal Income Tax heading (hereinafter "IRPF").

To these ends, those considered resident investors in Spain, notwithstanding the terms of the Conventions to avoid Double Taxation signed by our country, are resident entities in Spanish territory pursuant to article 8.3 of Act 43/1995, of 27th December, on Company Tax (hereinafter "LIS") and individual tax payers resident abroad, members of Spanish diplomatic missions, Spanish consular offices and other official offices, on the terms of article 9.2 of the said rule. Likewise, individuals who are Spanish nationals who accredit

new tax residence in a tax haven, during the tax period in which the change of resident takes place, as well as during the following four, shall be considered investors resident in Spain.

We shall now analyze the tax regime applicable to individuals, on one hand, and to tax subjects under Company Tax (hereinafter "IS"), on the other.

II.15.2.1.1. Individuals

(a) Personal Income Tax (I.R.P.F.)

The yield obtained by investors resident in Spain from dividends, shares in profit, premiums to attend Meetings or any other utility arising from their shareholder status, shall constitute a computable income in the taxable base for personal taxation.

In order to integrate it in the taxable base for I.R.P.F., the full yield shall be quantified at 140% of the yield received, although it shall be quantified at 100% in the case of shares acquired within the two months prior to the date on which these would have been paid when, after that date, within the same term, there is a transmission of homogeneous stock. In order to calculate the net yield, the expenses of administration and custody of the shares shall be deductible in the manner provided in article 24 of the Personal Income Tax Act and other Tax Rules of 9th December 1998 (I.R.P.F. Act).

The shareholders shall be entitled to deduct the total liquid quota of I.R.P.F. of 40% of the full amount received for those amounts. The amounts not deducted due to insufficient liquid quota may be deducted in the following four years. This deduction shall not be applied in relation to the yield on shares acquired within the two months prior to the date on which these have been paid when, after that date, within the same term, there is a transmission of homogeneous stock.

Transmissions of New Shares performed by tax payers of I.R.P.F., as well as the remaining asset alterations considered under article 31 of the I.R.P.F. Act, shall give rise to capital gains and losses, that shall form part of the taxable base and be subject to taxation according to the general rules for that kind of income, among which one must mention:

(a) Capital gains or losses, in the event of transmission by onerous means shall be set by the difference between the amount paid for acquisition of the New Shares - increased by the expenses and taxes inherent to same - and amount of the disposal - minus the expenses and sums inherent thereto. To these ends, the acquisition value of the New Shares shall be determined by the sum of (i) the price paid, if appropriate, for the pre-emptive subscription, and (ii) the Issue Price of the New Shares to which those rights entitle their holder.On the other hand, the amount of the disposal shall be determined by the listing on the official Spanish secondary stock exchange on the date on which it takes place, or by the price agreewhen this is higher than listed.

(b) The amount obtained from the sale of pre-emptive subscription lowers the acquisition cost of the shares arising therefrom, for the purposes of future transmissions, until the cost of acquisition is reduced to zero. The amounts received above the acquisition cost are considered capital gains.

(c) When the investor holds homogeneous stock acquired on different dates, those acquired first shall be considered to have been transmitted. When subscription rights are transmitted, although not totally, those linked to the shares acquired first shall be considered to have been transmitted.

(d) Full or partial delivery of new shares, fully or partially released by BANESTO to its shareholders, shall not be considered income for them. In the case of fully released shares, the acquisition value of the new ones and of the old ones from which they proceed shall be set from the result of divididing the total cost of the old shares by the number of shares, whether old or released, as appropriate. In the case of partially released shares, this shall be set at the amount really paid. The age of the fully released shares shall be the same as that of the shares from which they proceed.

(e) Losses arising from transmission of listed shares on any of the Spanish official secondary stock exchanges shall not be calculated as capital losses when the tax payer has acquired homogeneous stock within the two months prior to or after that transmission. The capital losses shall be integrated, if appropriate, to the extent that shares still held by the tax payer are transmitted.

(f) Capital gains and losses from transmissions of Shares acquired one year or less than one year before the date of transmission shall be included in the general of the taxable base, according to the settlement regime set forth in article 38 of the LIRPF, being taxed according to the general scale of the tax.

(g) Gains and losses from transmissions of shares acquired more than a year previously shall be included and settled in the special part of the taxable base as set forth in article 39 of the LIRPF, being taxed at a rate of 18%.

(h) There shall be no capital gains in the event of capital reduction with return of contributions, as their amount decreases the acquisition value of the shares to annulment, the possible surplus being calculated as yield from stock capital, in the same manner as foreseen for distribution of the issue premium, without that yield entitling its holder to quota deduction for double taxation of dividends.

(b) <u>Property Tax</u>

Investors who are individuals resident in Spanish territory, pursuant to the terms of article 9 of the LIRPF, are subject to Property Tax (hereinafter "IP") on all the property they own on 31st December each year, regardless of where the assets are located or where the rights may be exercised. Notwithstanding the specific regulations approved, if appropriate, by each Regional Government, Act 19/1991, of 6th June, sets an exempt minimum of 108,182.18 EURO for that purpose, and a scale of levies with marginal rates ranging from 0.2% to 2.5%.

To that end, individuals who are resident in Spain for tax purposes who acquire the New Shares and are obliged to file a tax return for property tax, must declare the New Shares they own on 31st December each year, which shall be calculated according to the average trading value in the fourth quarter of that year. The Finance Ministry will publish that average listing annually.

(c) Tax on Successions and Donations

Conveyance of shares by lucrative means (due to death or donation) in favor of individuals resident in Spain shall be subject to Succesion and Dotations Tax (hereinafter "SDT") on the terms foreseen in Act 29/1987, of 18th December, the tax payer being the acquirer of the shares, all notwithstanding the specific regulations approved, if appropriate, by each Regional Government. The applicable tax rate, according to the general scale of levies and certain circumstances of the acquirer, shall range from 0% to 81.6%.

II.15.2.1.2. Company Tax Tax-payers

In the case of holders of New Shares subject to Company Tax, the gross amount of the yield shall also comprise the taxable base for the tax, generating the right to make a 50% deduction from its integral quota of taxable income from such yield, bar certain exceptions, to which ends the taxable base shall be considered the full amount thereof.

The amounts not deducted due to insufficient liquid quota may be deducted from the full quotas in tax periods ending within the seven years immediately and successively thereafter.

With the same exceptions, the preceding deduction shall be 100% when the dividends or shares in profit are obtained from a direct or indirect stake of at least 5% of the capital, that has been held uninterruptedly for the year preceding the day on which the profit distributed is callable.

Among the exceptions that prevent application of the deduction, there is that linked to performance of operations to reduce capital to constitute reserves, or to compensate for losses; or transfer of the issue premium to reserves or to a contribution by the shareholders to replace assets up to the amount of the reduction, transfer or contribution. In this sense, one must point out that BANESTO, within the framework of the later correction of its intervention, approved application of reserves and capital to compensate losses in financial year 1993, at its Extraordinary General Meeting of Shareholders held on 26th March 1994, reducing the face value of the shares from 700 to 400 pesetas.

Nor will the deduction be applicable when the dividends or shares in the profit are from shares acquired within the two months prior to the date on which they have been paid, when after that date, within the same term, there is a transmission of homogeneous securities.

On the other hand, the profit or losses arising from onerous or lucrative transmission of the Shares or of any other alteration in the assets related to them shall be included in the taxable base for payers of company tax, in the manner provided in article 10 and following of the Company Tax Act. In the event of capital reduction with return of contributions, exclusively the surplus from the value received shall be included in the taxable base, against the book value of the stake, without that income attributing the right to quota deduction due to double taxation of the dividends.

Payers of Company Tax holding a percentage stake equal to or greater than 5% of the capital stock shall also be entitled, when fulfilling the requisites foreseen in article 28.5 of the Company Tax Act, to the positive yield obtained due to transmission of the shares enjoying deduction due to double taxation, and when appropriate, may benefit from deduction for reinvestment of extraordinary profits, pursuant to the terms established in article 36-3 of the said Act.

II.15.2.2. Investors not resident in Spanish territory

This section analyses the tax treatment applicable to investors who are not resident in Spanish territory, excluding those who act in the Spanish territory through a permanent establishment, the tax regime of which is described along with that for resident investors.

Individuals who do not pay Spanish personal income tax (IRPF) and firms not resident in Spanish territory, as provided in articles 4 and 6 of Act 41/1998, of 9th December, on Income Tax for Non Residents and Tax Regulations (hereinafter "LIRnR") shall be considered non resident.

The regime described below is in general terms, so one must bear in mind the specific particulars of each tax payer and those that may be applicable due to the Conventions to avoid Double Taxation between Spain and third countries.

II.15.2.2.1. Tax on the Income of Non-Residents

(a) Yield from capital invested in securities

The dividends and other shares in profit considered equivalent by the tax regulations thereon, obtained by persons or entities not resident in Spain, that act without a permanent establishment, shall be subject to taxation under non resident income tax at the levy rate of 18% of the full amount received, and application of the 140% multiplication coefficient and the 40% quota deduction previously mentioned for resident shareholders shall not be applicable.

In general terms, BANESTO shall apply an 18% non resident income tax withholding at the time of paying the dividend.

However, when investor's residence makes a double taxation convention subscribed by Spain applicable, the reduced levy foreseen by the Convention for such income

shall be applied, after accrediting his tax residence in the manner established by the regulations in force. To these ends, a special procedure approved by Order of the Finance Ministry on 13th April 2000 is now in force, to perform withholdings for non resident investors at the relevant withholding rate in each case, or to exclude the withholding, in the case of financial institutions domiciled in Spain that are custodians or managers to collect the yield from such securities.

According to this rule, when distributing the dividend, BANESTO will apply the withholding to the full amount of the dividend at the rate of 18% and will transfer the liquid amount to the custodian entity. Custodian entities that accredit, in turn, the right to application of reduced rates or to exclusion of their customers from withholdings, in the established manner, (for which the custodian entity must provide the appropriate documentation in each case, before the 10th of the month following that in which the dividend is distributed) shall immediately receive the surplus amount withheld for payment to them.

When an exemption is applicable, or if due to application of a Convention, the withholding rate is under 18% and the investor has not been able to accredit the right to taxation at a reduced rate, or to exclusion from withholding within the term stated in the preceding paragraph, it may apply to the Finance Ministry for reimbursement of the excess amount withheld subject to the procedure, on the return form foreseen in the Ministerial Order of 22nd December 1999.

In any case, once the withholding is performed by BANESTO or the appropriateness of the exemption process is recognised, non resident shareholders shall not be obliged to file a tax return in Spain for IRnR.
Investors are advised to consult their lawyers or tax advisors on the procedure to follow in each case, in order to apply to the Spanish Tax Authorities for reimbursement if appropriate.

(b) Capital gains and losses

According to the LIRnR, capital gains obtained by non resident individuals or corporations from transmission of the New Shares, or any other capital gain related to these, shall be subject to taxation under IRnR. Capital gains shall be taxed under IRnR at the general rate of 35%, except if a Convention to avoid Double Taxation subscribed by Spain is applicable, in which case the terms of that Convention shall be applied.

Moreover, the following capital gains shall be exempt, through application of the Spanish domestic law:

(i) Those arising from transmissions of securities performed on the Spanish official secondary stock exchanges, obtained without involvement of a permanent establishment by persons or firms resident in a country that has signed a Convention with Spain to avoid Double Taxation with an information exchange clause (at present, all the Conventions contain such a clause, except that with Switzerland).

(ii) Those arising from transmission of shares obtained without mediation by a permanent establishment by individuals or entities who are tax resident in other member states of the European Union, as long as they have not been obtained through countries or territories classified by regulation as tax havens. As an exception, the exemption does not cover capital gains generated due to transmission of shares or rights in a company when, at any expect time the twelve months preceding the transmission, the tax payer has held, directly or indirectly, at least 25% of the capital or assets of the issuing company.

The capital gains or losses shall be calculated and submitted for taxation separately for each transmission, it not being possible to compensate gains and losses in the case of several transmissions with differing results. Their quantification shall be performed applying the rules of article 23 of the LIRnR.

When the investor holds homogeneous stock, acquired on different dates, those acquired first shall be understood to have been transmitted.

The amount obtained from the sale of pre-emptive subscription rights shall be subtracted from the acquisition cost of the shares these used to obtain, for the purposes of future transmissions, until that cost is reduced to zero. The surplus amounts received on the acquisition cost are considered capital gains.

The delivery of fully or partially released free shares by BANESTO to its shareholders shall not be considered income for them.

In the case of fully released shares, the acquisition value of the new and the old ones from which they proceed shall be set at the result of dividing the total cost of the old ones by the relevant number of shares that are old as well as released. For partially released shares, these shall be valued at the amount really paid.

Pursuant to the terms of the LIRnR, capital gains obtained by non residents without mediation by a permanent establishment shall not be subject to withholding or deposit to account under the IRnR.

The non resident investor shall be obliged to file a tax return determining and depositing, if appropriate, the relevant tax debt. That return and settlement may also be made by its tax representative in Spain or the custodian or manager of the Shares, subject to the proceeding and tax return form foreseen by Ministerial Order of 22nd December 1999.

II.15.2.2.2. <u>Property Tax</u>

Without prejudice to the terms of the Conventions to avoid Double Taxation signed by Spain, individuals who are not usually resident in Spanish territory are subject to taxation pursuant to the terms of article 9 of the LIRPF when holders on 31st December of each year of assets located in, or rights that may be exercised therein. These assets or rights shall be the sole items taxed, applying them the general tax scale levied, the marginal rates of which range from 0.2% to 2.5%.

Should it be appropriate to levy personal income tax on New Shares belonging to non resident individuals when these are listed on an official Spanish secondary market, they shall be calculated by the average official listing in the fourth quarter of each year. The Finance Ministry shall annually publish that average listing for the purposes of this tax.

The taxation shall be performed by self-settlement that must be presented by the tax payer, his tax representative in Spain, or the custodian or manager of his Shares in Spain, subject to the procedure foreseen in the Ministerial Order of 22nd December 1999.

Non resident investors are advised to consult their lawyers or tax advisors concerning the terms in which, in each specific case, property tax is to be applied.

II.15.2.2.3. Tax on Successions and Donations

Acquisitions on lucrative terms by individuals who are not resident in Spain, wherever the the transmitter is resident, shall be subject to donation tax when the acquisition is of assets located in Spanish territory, or of rights that may be exercised within the territory. In general, the rate of donation tax on acquisitions by non residents subject to the tax is applied in the same way as for residents.

Companies not resident in Spain are not tax payers of that tax and the yields obtained from acquisitions by lucrative means shall generally be taxed according to the rules on IRnR aforementioned.

Non resident investors are advised to consult their lawyers or tax advisors concerning the terms in which, in each specific case, donation tax is to be applied.

II.16. PURPOSE OF THE OPERATION

II.16.1. Use to which the amount of the issue is to be put

The transaction will allow BANCO SANTANDER CENTRAL HISPANO to comply with its commitment regarding the increase of the free-float of BANESTO in a percentage above 10% of its share capital. Moreover, the transaction will give rise to an increase in the own resources of BANESTO and the Consolidated Group of SCH and will entail will strengthen its financial structure.

At this moment, and prior to the Offering and the Increase of Capital, BANCO SANTANDER CENTRAL HISPANO holds an interest in BANESTO of 99.04%, (directly and indirectly). Such interest will be reduced after the aforementioned transactions in a variable proportion, depending on different circumstances.

In particular, in the most advantageous event, assuming (i) the full subscription of the Increase of Capital, (ii) the sale by SCH, pursuant to the Offering, of the alll the Tiers of Rights being offerred, and (ii) the exercise by CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED of the call option (green hoe) of Shares referred to in section II.17.7 below, the direct and indirect interest of SCH in BANESTO will be reduced to

87.39%, and the free-float of the entity would be 12.61% subsequent to the Increase of Capital and the Offering.

Even in the case that the aforementioned call option of Shares is not exercised in full by CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, if the two events mentioned in the previous paragraph occur, the free-float of BANESTO subsequent to the Share Capital Increase would be of 11.55%, which is superior to the 10% to which SCH had committed, and the direct and indirect interest of SCH in BANESTO will be reduced to 88.45%.

On the other hand, assuming that (i) none of Tiers of Rights reserved to be distributed by BANESTO BOLSA, S.A., S.V.B. are finally distributed due to the non existence of an excess of demand of Rights, (ii) the holders of rights to subscribe for ordinary shares in BANESTO other than SCH do not subscribe the shares to which they are entitled, and (iii) CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED does not exercise the call option previously mentioned; the direct and indirect interest of SCH in BANESTO will be reduced from the current figure 99.04% to 91.64%. This would imply a free float of 8,36%, which would be lower than the 10% to which SCH has committed.

In the most disadvantageous event, which would entail that, in addition to the circumstances mentioned in the previous paragraph, SCHI had not been able to distribute the Tiers of Rights which said entity is underwriting pursuant to the Offering, the direct and indirect interest of BANCO SANTANDER CENTRAL HISPANO would be reduced from the current figur of 99.04% to 95.63%, and, thus, the free float would be of 4.37%, which is below the 10% to which SCH has committed.

In the event that, subsequent to the Offering ad the Share Capital Increase, the free float has not reached the 10% committed, SCH will adopt the necessary measures in order to increase such percentage up to a 10%, not later than the first quarter of 2003, or will undertake the exclusion of the shares of BANESTO from the Spanish Stock Exchanges.

On the other hand, in relation to the economic transcencence of the Stock Capital Increase, one must point out that the operation will allow BANESTO a contribution of equity that may rant a maximum of 165.82 million EURO, should all the 81,686,586 ordinary shares in BANESTO constituting the object of same be subscribed.

As regards the balance sheet of the SCH Consolidated Group, all the revenue received by BANESTO and BANCO SANTANDER CENTRAL HISPANO due to the Capital Stock Increase and the Offering, shall have the effect of increasing the core capital of the Consolidated Group (Tier 1), as well as its solvency ratio. The amount of that revenue and, thus, its effect on the solvency ratios of the SCH Group, will depend on the definitfor price of the Tiers of Rights subject to the Offering, although using the average price of the Price Band referred to in the Offering Prospectus, the total revenue may amount to 734.4 million EURO. According to the data of September 30, 2002, and assuming that the Share Capital Incresase and the Offering are completed prior to such date, said revenue would imply an increase of Tier 1 of the Consolidated Group of 5.10%, according to the guidelines of the Basel Committee (from 7.29% to 7.66%). In addition, the solvency ratio would de increased in 5.67%, according to the guidelines of the Basel Committee, from 10.81% to 11.43%.

As of the date of this prospectus, there exist no agreements, plans, projects or negotiations of any nature with third parties that may entail or give rise to the transfer of BANESTO, its main assets or its brand, or that may give rise to the merger, spin-off or chage of corporate form of BANESTO or the companies integrated in its Group, save as Banco del Desarrollo Económico Español.

II.16.2. In the event of a public offering, reasons and aim thereof

Not appropria te.

II.17. PARTICULARS RELATED TO TRADING SHARES IN THE SAME ISSUER PREVIOUSLY LISTED ON THE STOCK EXCHANGE

11.17.1. Number of shares, by classes and face value, admitted for Stock Exchange trading on the date of preparation of this Prospectus

The present capital stock of BANCO ESPAÑOL DE CRÉDITO, S.A., prior to the capital stock increase to which this Prospectus refers, is 1,243,698,590.12 EURO, divided into 612,659,404 ordinary shares of two EURO three euro-cents (2.03 EURO) par value each one. All the shares are traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and included in the Stock Exchange Interconnection System.

11.17.2. Particulars on the 24 months prior to the last complete financial year and the months elapsed in the current financial year up to the time the Prospectus was prepared

Year 2000	*No. Shares traded*	*Trading days*	*Shares traded per day Maximum*	*Minimum*	*Listing € Maximum*	*Minimum*
January	355,666	20	40,247	4,660	15.89	15.7
February	377,611	21	72,749	3,020	16.94	15.81
March	259,031	23	25,986	2,951	16.36	15.99
April	183,312	18	31,689	215	16.28	15.8
May	222,997	22	30,232	1,302	15.95	15.7
June	392,566	22	134,469	1,384	16	15.6
July	3,309,776	21	3,075,579	1,852	15.95	15.79
August	146,835	23	20,105	100	16	15.6
September	82,458	21	10,599	905	15.8	15.4
Octuber	166,085	21	28,103	729	15.5	14.51
November	163,991	21	29,772	733	15	14.08
December	488,152	17	396,088	2,056	14.37	14.08

Year 2001	*No, Shares Listed*	*Days listed*	*Shares traded per day Maximum*	*Minimum*	*Listing € Maximum*	*Minimum*
January	103,978	22	11,339	692	15.35	14.32
February	113,644	20	12,301	1,947	14.73	14.1
March	246,651	22	45,727	501	14.5	13.75
April	161,696	19	24,171	599	13.85	13.1
May	84,695	22	10,729	528	13.53	13.2
June	238,785	21	66,622	1,376	15.2	13.5
July	253,933	22	44,557	2,034	13.97	13.76
Augost	77,051	22	9,626	245	13.8	13.75
September	681,597	20	450,306	3,393	13.8	13.69
October	139,100	22	34,670	351	13.7	13.45
November	87,649	21	11,649	403	13.61	13.5
December	171,676	16	48,995	2,609	13.87	13.5

Year 2002	*No. Shares listed*	*Days listed*	*Shares traded per day Maximum*	*Minimum*	*Listing. € Maximum*	*Minimum*
January	191,924	22	27,156	1,635	13.9	13.85
February	488,271	20	249,703	2,083	14.89	13.86
March	239,574	20	32,688	492	14.9	14.84
April	1,658,226	21	1,176,415	1,765	14.94	14.85
May	353,046	22	125,197	1,175	14.99	14.86
June	256,725	20	25,729	1,582	14.99	14.83
July	3,063,295	23	1,280,512	2,437	15.05	14.91
August	264,059	21	61,848	334	15.02	14.35
September	88,170	21	14,622	151	14.7	11
October	260,582	11	200,894	1,517	11.35	10

Source: Bloomberg

II.17.3. Result and dividends per share, adjusted

The following table shows the data on profit and dividends in the last three years.

Banco Español de Crédito, S.A.	1999	2000	2001	30-06-2002
Capital Stock (in EURO)	1,470,382,569.60	1,409,116,629.2	1,335,597,500.72	1,335,597,500.72
No. of shares	612,659,404	612,659,404	612,659,404	612,659,404
Profit before tax (millions of €)	286.4	356.3	438.5	273.9
Profit after tax (millions of €)	264.9	331.1	369.4	211
Profit before tax per share (EURO)	0.47	0.58	0.72	0.45
Net profit per share (EURO)	0.43	0.54	0.60	0.34

Banco Español de Crédito Consolidated Group	1999	2000	2001	30-06-2002
Profit before tax (millions of €)	339.2	423.2	520.8	315.1
Profit after tax (millions of €)	302.7	379.7	421.7	236.5
Profit before tax per share (EURO)	0.55	0.69	0.85	0.51
Net profit per share (EURO)	0.49	0.62	0.69	0.39

During the last three financial years, the number of shares of BANESTO in circulation have not varied, so it would not be appropriate to adjust any of the data provided in the preceding table.

Likewise, during the last three financial years, no interim dividends were distributed from the profit obtained by the Bank, notwithstanding the capital stock reductions with return of the contributions to the shareholders performed during those financial years, to which sections II.17.4 and III.3.4. of this Prospectus refer.

II.17.4. Variations in the capital stock of Banco Español de Crédito, S.A. taken place in the last five complete financial years and the current financial year

The variations in the capital stock of BANESTO that took place in the last five years and in the financial year in progress were as follows:

BODY AND DATE THE AGREEMENT WAS PASSED	TYPE OF CORPORATE OPERATION	RESULTING CAPITAL STOCK	PAR VALUE PER SHARE	NUMBER OF SHARES
Board of Directors, 25th January 1999	Redenomination of the Capital Stock in EURO	1,470,382,569,60 €	2,40 €	612,659,404
Ordinary General Meeting of Shareholders, 18th February 2000	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1,409,116,629,2 €	2,30 €	612,659,404
Ordinary General Meeting of Shareholders, 24th February 2001	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1,335,597,500,72 €	2,18 €	612,659,404
Ordinary General Meeting of Shareholders, 30th May 2002	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1,243,698,590,12 €	2,03 €	612,659,404

(*) In all the cases, the capital reduction was performed by returning contributions to the shareholders.

The capital stock reduction policy carried out by BANESTO in recent years may possibly be maintained in the coming financial years.

II.17.5. Shares in BANESTO not listed for trading on a Spanish Stock Exchange, on the date of preparing this Prospectus

BANESTO holds all the shares representing its capital stock now in circulation listed for trading on Stock Exchanges in Spain.

II.17.6. In the event that the securities issued have been subject to a Tender-offer: conditions and result thereof

On 4th March 1998, the CNMV authorised the Initial Public Offering ("IPO") by BANCO SANTANDER, S.A. (now, BANCO SANTANDER CENTRAL HISPANO, S.A.), the holder prior to the IPO taking place of 48.108% of the capital stock of BANESTO, aimed at 100% of the shares of BANESTO by share exchange. The consideration offered in the IPO was five ordinary new issue shares in BANCO SANTANDER, S.A., of 250 pesetas (1.50 euro) par value each one, for every sixteen ordinary shares in BANESTO of 400 pesetas (2.40 euro) par value each. The IPO had a positive result and BANCO SANTANDER, S.A. obtained a stake of 97% of the capital stock of BANESTO through it.

On 27th December 2001, the Ordinary General Meeting of Shareholders of BANESTO agreed to apply for exclusion from official listing of its shares and to issue an IPO for exclusion, at a price the Board of Directors of BANESTO, held on 8th February 2002 agreed to set at 15 EURO per share. That IPO was presented for authorization by the CNMV on 11th February 2002.

On 26th April 2002, BANCO SANTANDER CENTRAL HISPANO announced that its Executive Committee had agreed to propose that the Board of Directors of BANESTO pass the necessary agreements to call a General Meeting of Shareholders in order to revoke the agreements passed by that General Meeting of Shareholders on 27th December 2001 on exclusion from listing of the BANESTO shares and, thus, to withdraw the application for authorization of the IPO presented tothe CNMV. Likewise, BANCO SANTANDER CENTRAL HISPANO stated its will, in order to reinforce the liquidity of the BANESTO shares, to promote an increase in the free-float of BANESTO through a public offering to sell shares in BANESTO up to an amount at which the free-float would reach 10% of its capital stock, the formalities for which would begin before the end of financial year 2002.

The Ordinary General Meeting of Shareholders of BANESTO held on 30th May 2002 agreed to revoke the prior agreements passed by the General Meeting of Shareholders on 27th December 2001 on exclusion from listing of the BANESTO shares. On 10th July 2002, the CNMV authorized BANESTO to withdraw the administrative proceedings filed before that Commission in relation to exclusion from Stock Exchange listing and the exclusion IPO.

At the instances of the CNMV, SANTANDER CENTRAL HISPANO maintained a permanent open order on the market from 11th July to 9th August 2002 to purchase shares in BANESTO at an acquisition price of 15 EURO per share. After expiry of the term of that order, SANTANDER CENTRAL HISPANO reported that the stake held by the SCH Group in BANESTO had risen to 99.04% of its capital stock.

Finally, on 8th July 2002, BANESTO entered into a liquidity contract with the firm MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.B. in order to facilitate the liquidity of the BANESTO share on the market from the date of expiry of the effectiveness of the order to purchase BANESTO shares referred to in the preceding paragraph. That contract was automatically terminated on verification of the Offering Prospectus by the CNMV.

II.17.7. Stabilisation

No stabilization operations are expected to take place in relation to the Capital Increase that is the subject matter of this Prospectus.

However, in relation to the Public Offering of Tiers of Rights of Subscription that is being simultaneously promoted by BANCO SANTANDER CENTRAL HISPANO, as set out in section 2.17.5 of the Prospectus for the said Offering, from the date of listing of the New Shares (which is expected to be 27 November, 2002) inclusive, the Global Coordinator designated by BANCO SANTANDER CENTRAL HISPANO shall be entitled to carry out stabilization operations on the Spanish Mercado Continuo on behalf of the Underwriters of the Institutional Tranche, in accordance with the international practice for this type of operations. The purpose of such stabilization operations shall be to allow the market to gradually absorb the extraordinary inflow of selling orders (flow back) that commonly occurs after offerings.

To that effect, in accordance with the international practice commonly observed in relation to this type of offers, the said Global Coordinator may purchase BANESTO shares on the market acting on its own account and on that of the Underwriters of the Institutional Tranche, even though no obligation nor undertaking exist in this respect.

BANCO SANTANDER CENTRAL HISPANO is expected to sell to SANTANDER CENTRAL HISPANO INVESTMENT, S.A. a total amount of 55.128.960 Rights of Subscription, and that such rights shall be exercised by the latter, who shall consequently subscribe for 7.350.528 BANESTO shares.

SANTANDER CENTRAL HISPANO INVESTMENT, SA. shall grant to CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, which is acting in this Offering as one of the Global Coordinators and shall act on its own behalf and on that of the Underwriters of the Institutional Tranche a call option on such 7.350.528 BANESTO Shares. Such call option may be exercised in whole or in part, on one or several occasions, at a price equivalent to the aggregate of the Issue Price of the said Shares and the Institutional Price of the corresponding Tiers of Rights of Subscription, on the day of listing of the BANESTO Shares and within the following thirty days. Such call option shall be granted in order to allow to freely meet any excess demand that may arise in the Institutional Tranches of the Offering. The exercise thereof shall be notified to the CNMV. The call option may be [complemented] with a loan of securities so as to cover such excess awards as may take place in order to meet any excess demand that may arise in Offering. Such loan would be granted by SANTANDER CENTRAL HISPANO INVESTMENT, S.A. to CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED, acting on behalf of the Underwriters of the Institutional Tranches, and would be limited to a number of shares equal to that of the shares that are the object of the above-mentioned call option.

In the event such operations were to be carried out, they would be carried out by thE Global Coordinator designated by BANCO SANTANDER CENTRAL HISPANO, ACTING ON BEHALF OF the Underwriters of the institutional Tranches. There is no obligation on the Global Coordinators vis-à-vis BANESTO, BANCO SANTANDER CENTRAL HISPANO or investors to carry out the above-mentioned stabilization practices or to exercise the said call option on Shares. The above reference has been made only for purposes of illustrating the international practice, and the Global Coordinators shall be free to set up such procedure as they deem fit to that effect.

II.18. INDIVIDUALS OR CORPORATIONS THAT HAVE PARTICIPATED IN THE DESIGN AND/OR ADVICE ON THE ISSUE

Not applicable.

CHAPTER III

THE ISSUER AND ITS CAPITAL STOCK

CHAPTER III
The Issuer and its capital stock

III.1 Identification and corporate object

III.1.1 Banco Español de Crédito, S.A. (BANESTO) is a private corporation subject to the rules and regulations on banking institutions operating in Spain. Its registered office and trading address is in Madrid, Avenida Gran Vía de Hortaleza no. 3, and it has Tax Identification Number A-28000032.

III.1.2 Corporate object

This is described in article 2 of the Bylaws, which reads as follows:

The corporate object of the Company consists of the activities inherent to banking institutions and, specifically, those determined by Article 175 of the Commercial Code and other legislation in force concerning the activity of such institutions.

The activity or activities that comprise the corporate object may be performed by the company, fully or partially, indirectly, through holding shares or stakes in Companies with an identical or similar object.

The main activity of Banco Español de Crédito, S.A. falls under section 65.11 of the National Classification of Economic Activities (C.N.A.E.).

III.2 Legal information

III.2.1 Particulars of incorporation and registration

It was incorporated on 1st May 1902 by means of the deed executed by the late Notary Public of Madrid, Mr. García Lastra; its bylaws were adapted to the current Stock Company Act in the deed executed in Madrid on 16th August 1991 before the Notary Public of Madrid, Mr.Félix Pastor Ridruejo, under number 3,582 of his records, amended by another also authorized by that Notary Public on 27th September 1991, under number 3,947 of his records; registered at the Mercantile Registry of Madrid at volume 1,582, folio 1, sheet M- 28.968, entry 4,417.

The company has a perpetual term and commenced its operations on the date of its incorporation.

The Bylaws may be consulted at the registered office of Banco Español de Crédito, S.A., as well as at the Mercantile Registry of Madrid.

III.2.2 Juridical format and special legislation

Banco Español de Crédito, S.A. is legally incorporated as a stock company and its activity is subject to the special legislation for credit institutions in general and, specifically, supervision, control and regulations by the Bank of Spain.

III.3 Information on the capital stock

III.3.1 Prior to the agreement to increase capital stock to which this Prospectus refers, the subscribed and fully paid up capital stock of BANESTO amounted to 1,243,698,590.12 EURO (ONE THOUSAND TWO HUNDRED AND FORTY THREE MILLION SIX HUNDRED AND NINETY EIGHT THOUSAND FIVE HUNDRED AND NINETY EURO AND TWELVE EURO-CENTS) represented by 612,659,404 shares of 2.03 EURO (TWO EURO AND THREE EURO-CENTS) par value each one, numbered from 1 to 612,659,404 both inclusive, all forming a same series.

III.3.2 The correlative of the Ministerial Order of 12th July 1993 is not applicable as the capital stock is fully paid up.

III.3.3 Classes and series of shares

As all the shares belong to a singly series, they all have the same political and economic rights.

The BANESTO shares are nominative and are represented by annotations to account, the Firm in charge of their accounting records being "Servicio de Compensación y Liquidación de Valores", with registered office in Madrid, calle Orense no. 34.

68

III.3.4 Evolution of the capital stock in the last three years

The capital stock, fully subscribed and paid up, has been modified in amount in the last three years as follows:

BODY AND DATE THE AGREEMENT WAS PASSED	TYPE OF CORPORATE OPERATION	RESULTING CAPITAL STOCK	PAR VALUE PER SHARE	NUMBER OF SHARES
Board of Directors, 25th January 1999	Redenomination of the Capital Stock in EURO	1.470.382.569,60 €	2,40 €	612.659.404
Ordinary General Meeting of Shareholders, 18th February 2000	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1.409.116.629,2 €	2,30 €	612.659.404
Ordinary General Meeting of Shareholders, 24th February 2001	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1.335.597.500,72 €	2,18 €	612.659.404
Ordinary General Meeting of Shareholders, 30th May 2002	Reduction of the Capital Stork by decrease in the par value of the shares (*)	1.243.698.590,12 €	2,03 €	612.659.404

(*) In all the cases, the capital reduction was performed by returning contributions to the shareholders.

III.3.5 Convertible or exchangeable bonds, or those with "warrants". Preferential stakes. Subordinate liabilities.

In the last three years neither the Bank nor the Banesto Group have issued convertible bonds, debendures or warrants, nor pre-emptive stakes. The only pre-emptive stakes in circulation are from an issue of pre-emptive shares made by Banesto Holdings, Ltd. in financial year 1992, amounting no 100 million dollars, guaranteeed by Banco Español de Crédito, without voting rights and with a fixed annual dividend of 10.5%. These shares are amortizable, on decision by the issuing institution and with prior consent by the Bank of Spain, fully or partially. The live balance of that issue on 31st December 2001 and on 30th June 2002 amounted to 77,295,400 dollars after the purchase and later amortization performed by Banesto Holdings, Ltd. itself during financial year 2000.

ISSUER	**AMOUNT $**	**YEAR OF ISSUE**	**ANNUAL DIVIDEND**	**LIVE BALANCE ON 31-12-2001 AND ON 30-06-2002**
BANESTO HOLDINGS, LTD.	**100,000,000**	**1992**	**10.5%**	**77,295,400 $**

The detail of the subordinate liabilities at the end of financial years 2001 and 2000, and on 30-06-2002 is as follows:

Issuing Institution:	Thousands of EURO 30-06-2002	Thousands Of EURO 2001	2000	Currency	Amount In currency (Millions)	Interest rate	Maturity Date
Banesto Finance, Ltd.:							
Junior bonds	152,449	152,449	152,449	F Franc	1,000	5,25%	June 2008
Junior bonds	181,454	205,379	194,522	US Dollar	181	LIBOR quarterly + 0.5% In the first year and Between 0.875% and 1.4%, Thereafter	Perpetual (*)
Junior bonds	150,376	170,203	161,202	US Dollar	150	7.5%	March 2007
Banesto Delaware, Ltd.:							
Junior bonds	150,376	170,203	161,202	US Dollar	150	8.25%	July 2002
	634,655	**698,234**	**669,375**				

(*) May be cancelled as of 21-10-2010 or before that date when written authorization is provided by the Bank of Spain.

III.3.6 Privileges assigned to founders and promotors

There are no advantages attributable to founders and promotors of Banco Español de Crédito, S.A.

III.3.7 Authorized capital stock

Paragraph two of article 5 of the company bylaws reads as follows:

"The Board of Directors is authorized to increase the capital stock up to a maximum amount of 735,191,284.80 EURO, in one or several times and on the terms it deems appropriate, by monetary contributions, with or without issue premium, by issue of shares, with or without vote, within the term and according to the conditions established in the laws in force, amending this of the Bylaws in the appropriate manner, in each case.

Just as stated in Chapter II above, the Ordinary General Meeting of Shareholders held on 16th February 1999 agreed to delegate the power in favor of the directors to agree, at one or several times, the increase in capital stock on the terms foreseen in article 153.1. b) of the Stock Company Act. If the Board of Directors were to so decide, making use of that delegation, to exclude the right to pre-emptive subscription, it must fulfil the formalities required in article 159 of the Stock Company Act. The capital stock increase to which this Prospectus refers has been the only one made up to date against the amount of that authorization by the General Meeting of Shareholders.

On the other hand, the Ordinary General Meeting of Shareholders of Banco Español de Crédito, S.A. held on 4th February 1997 agreed, in relation to issue of convertible bonds and pursuant to the terms of article 32 of the company bylaws, to delegate upon the Board of Directors, within the maximum term of five year from that General Meeting, the possibility of agreeing to issue bonds convertible to new shares in the Company, up to a maximum amount of 30,000,000,000 (thirty thousand million)

pesetas, in one or several times, represented by annotations to account on par, and with a unit face value as agreed in due time by the Board of Directors, that shall not be less than the face value of the sharse on the date of issue or issues, with a maximum amortization term of fifteen ypars as of the date of each issue and at the interest rate determined by the Board of Directors, fixed or reviewable according to the evolution of another interest rate taken as a reference, with the Board also defining the terms to exercise the pre-emptive rights pursuant to the terms of article 293 of the Redrafted Text of the Stock Company Act and to determine the life of the issue or issues and their term of amortization within the maximum term set, also being able to determine the guarantees, disembursement, characteristics and constitution of the Syndicate or Syndicates of debenture holders, operating rules and fundamental rules that are to govern the relations of the Company and the Syndicate, and other particulars.

Moreover, that Meeting agreed to increase capital stock pursuant to article 292 of the Redrafted Text of the Stock Company Act, in one or several times, by issue and circulation of new shares, up to the amount required to attend to the conversion or conversions of shares issued, according to the bases and modes of investment established, always within the maximum limit of 30,000,000,000 (thirty thousand million) pesetas, delegating the power upon the Board of Directors to state, set and develop the terms and conditions of the issues of convertible bonds and of the relevant increase in capital stock, in all matters not expressly foreseen by the General Meeting of Shareholders.

On the date of verification of this Prospectus, there is no agreement in force by the General Meeting of Shareholders of BANESTO to delegate the power upon the Board of Directors to issue convertible bonds, as the agreement referred to in the preceding paragraph had lapsed on its five year term expiring, and as no other later agreementt was passed on the matter. During the term of the delegation agreed by the Ordinary General Meeting of Shareholders held on 4th February 1997, no amount at all was drawn against it.

III.3.8 Required conditions for capital stock amendments under the company bylaws

Article 5 of the Bylaws of Banco Español de Crédito, S.A. contain the particulars concerning the authorized capital stock on the terms set forth under heading III.3.7 of this Prospectus. The conditions to which capital stock amendments are subject in the bylaws of the Bank are set forth in article 6 of the bylaws, that state that increases and reductions in capital are subject to the general regime of article 103 of the Redrafted Text of the Stock Company Act.

The article quoted, number 6 of the Bylaws, is transcribed below:

"Notwithstanding what is set forth in the preceding article, the capital stock may be increased and decreased when so agreed by the General Meeting of Shareholders, duly called for that purpose, with the quorum of attendance required by the applicable legal regulations for that purpose. The General Meeting of Shareholders, at the proposal of the Board of Directors, shall determine the terms and conditions of each

new issue and the Board of Directors shall have the necessary powers to execute the agreements passed thereon by the General Meeting of Shareholders.

When the capital stock increase is performed by subscribing shares with cash disembursement, either fully or partially against reserves or capital gains, the owners of the shares and, when appropriate, to the legally allowed extent, the holders of convertible bonds in circulation shall enjoy the pre-emptive right to subscribe them on the terms and conditions established in the Act, or, when appropriate, by the body that has agreed the issue, the holders of convertible shares and bonds who do not have a sufficient number of securities to obtain at least one share in such later issues, may group together to exercise their right.

Notwithstanding what is set forth in the preceding paragraph, in cases in which the interest of the Company so requires, when deciding to increase the capital stock, the General Meeting of Shareholders may agree full or partial suppression of the pre-emptive subscription rights, fulfilling the requisites established in the laws in force in that case.

Nor will the right to pre-emptive subscription be applicable when the capital increase in due to conversion of bonds to shares or the absorbtion of another company, or of part of the assets split or segregated from another company."

III.3.8bis Amendments to the company bylaws

A) Redenomination of the capital stock in EURO

The Board of Directors of BANESTO held on 25th January 1999, pursuant to the terms of Act 46/1998 of 17th December on introduction of the Euro, unanimously agreed to redenominate the capital stock figure and adjust the par value of the shares. Due to this, the capital stock was set at 1,470,382,569.60 EURO, and the par value of each one of the 612,659,404 shares at 2.40 EURO par share.

B) Transfer of the registered office

The Board of Directors of BANESTO held on 14th May 1999 agreed to transfer the company registered office within the municipal district of Madrid at Calle Alcalá nº 14, to Avda. Gran Vía de Hortaleza nº 3.

C) Reduction of the capital stock

In the last three years, the capital stock of BANESTO has undergone reduction by virtue of the agreements passed by the General Meeting of Shareholders on 18th November 2000, 24th February 2001 and 30th May 2002, on the terms set forth in the table provided in section III.3.4 of this Chapter.

Due to those capital stock reductions, the text of article 5 of the company Bylaws, prior to subscription of the Capital Stock Increase to which this Prospectus refers, was as follows:

"Article 5. The capital stock is set at the figure of 1,243,698,590.12 EURO (ONE THOUSAND TWO HUNDRED AND FORTY THREE MILLION SIX HUNDRED AND NINETY EIGHT THOUSAND FIVE HUNDRED AND NINETY EURO TWELVE EURO-CENTS), represented by 612,659,404 shares of 2.03 EURO (TWO EURO THREE EURO-CENTS), par value each, numbered from 1 to 612,659,404, both inclusive, which are fully subscribed and paid up and form a sole series.

The Board of Directors is authorized to increase the capital stock up to a maximum amount of 735,191,284.8 EURO, in one or several times, and under the conditions it deems fit, by monetary contributions, with or without issue premium, by issuing shares, with or without vote, within the term and conditions established in the laws in force, amending, in each case, the relevant terms of this article of the Bylaws."

III.4 Own portfolio

The agreements passed on this matter by the General Meeting of Shareholders of Banco Español de Crédito, S.A. in recent year are as follows:

- <u>Ordinary General Meeting of Shareholders on 24th February 2001:</u>

The Board of Directors was authorized to perform derivative acquisition of own shares by the Bank and its subsidiaries, within the terms legally established, for a maximum term of 18 months from the date of that General Meeting. The minimum/maximum acquisition prices of the shares would be that of their listed value reduced or increased by 20%, respectively, on the date on which the operation concerned is carried out.

- <u>Extraordinary General Meeting of Shareholders on 27th December 2001.</u>

The Board of Directors was authorized to perform derivative acquisition of own shares and shares in its parent company (Banco Santander Central Hispano) by Banco Español de Crédito, S.A. and its subsidiaries, within the terms legally established and for a maximum term of 18 months from the date of that General Meeting.

In the corporate agreement to which the preceding paragraph refers, it was recorded that the said authorization of the Board of Directors would come into force at the moment of effective exclusion from Stock Exchange trading of the shares in Banco Español de Crédito, S.A., with the authorization granted at the Ordinary General Meeting of Shareholders of 24th February 2001 aforementioned remaining in force until that time.

- <u>Ordinary General Meeting of Shareholders on 30th May 2002.</u>

Each and every one of the agreements passed by the General Meeting of Shareholders on 27th December 2001 were revoked, concerning the exclusion from listing and the public offering to acquire shares made by Banco Español de Crédito, S.A. in February 2002. Among the agreements revoked, there was that pased by the said Meeting of 27th December 2001 concerning own portfolio, as aforementioned.

The Meeting authorized the Board of Directors to perform derivative acquisition of own shares and those in the parent Company, by Banco Español de Crédito, S.A. and its subsidiaries. The maximum number of shares to acquire was not to exceed, in addition to those already held by the Company acquiring, its subsidiaries and, if appropriate, the parent company and its subsidiaries, the legal limit established, and all this as long as it may equally fulfil the other applicable legal requisites. The minimum and maximum acquisition price of the shares shall be that resulting from reduction or increase, respectively, by 20% of their listed value on the date on which the operation concerned is carried out.

The modes of acquisition may consist as much of purchase as exchange, as well as any other mode of trading by onerous title.

The duration of this authorization, in force on the date of verification of this Prospectus, is of 18 months from the date of the General Meeting on 30th May 2002, at which the authorization previously granted concerning own portfolio by the General Meeting of Shareholders on 24th February 2001 was made void.

During financial year 2001, a company in the Banesto Group, Banesto Bolsa, S.A., S.V.B. bought and sold 4,701 shares in Banco Español de Crédito, S.A. with a par value of 10,248.18 EURO at the prices stated below, in order to correct errors arising in the settlement of mediation operations. For the same purpose, Banesto Bolsa S.A., S.V.B. acquired and transmitted 14,637 Banesto shares in the first semester of 2002, at the prices and with the financial result shown in the table provided below.

On the date of verification of this Prospectus, Banco Español de Crédito, S.A. held a portfolio of 10,000 own shares. Those shares were acquired by Banesto during June 2002, in order to attend to the exchange of shares arising from the merger by absorbtion of its subsidiary Banco del Desarrollo Económico Español, S.A., an operation in which the Merger Project was approved by the Boards of Directors of both companies on 8th July 2002 and reported to the CNMV on that same date. The dates and acquisition prices of that own portfolio are as follows:

- 14.06.02: Adquisition of 9,000 shares at 14.91 EURO per share.
- 19.06.02: Adquisition of 1,000 shares at 14.94 EURO per share.

According to the foregoing, the movement in the own portfolio during financial years 1999, 2000 and 2001, as well as during the first semester of 2002, was as follows:

OWN PORTFOLIO MOVEMENT

Amount in EURO	1999	2000	2001	30-06-02
Balance at the beginning of the financial year	0	0	0	0
Number of shares bought	237 shares	4,391 shares	4,701 shares	24,637 shares
Purchase price	3,746.97 €	69,742.61 €	62,125.71 €	366,411.50 €
Average purchase price per share	15.81€	15.88 €	13.22 €	14.87 €
Number of shares sold	237 shares	4,391 shares	4,701 shares	14,637 shares
Sale price	3,754.08 €	69,254.19 €	62,098.71 €	217,184.13 €
Average sale price per share	15.84 €	15.77 €	13.21 €	14.84 €
Final balance	0	0	0	10,000
Capital gains (losses)	7.11 €	-488.42 €	-27 €	-79 €

MOVIMIENTO AUTOCARTERA
- Importe en euros -

	1999	2000	2001	30-06-02
Saldo inicio del ejercicio	0	0	0	0
Nº de acciones compradas	237 acciones	4.391 acciones	4.701 acciones	24.637 acciones
Precio compra	3.746,97 €	69.742,61 €	62.125,71 €	366.411,50 €
Precio medio compra por acción	15,81 €	15,88 €	13,22 €	14,87 €
Nº de acciones vendidas	237 acciones	4.391 acciones	4.701 acciones	14.637 acciones
Precio venta	3.754,08 €	69.254,19 €	62.098,71 €	217.184,13 €
Precio medio venta por acción	15,84 €	15,77 €	13,21 €	14,84 €
Saldo final	0	0	0	10.000
Plusvalía (minusvalía)	7,11 €	-488,42 €	-27 €	-79 €

According to the foregoing, the movement in the own portfolio during financial years 1999, 2000 and 2001, as well as during the first semester of 2002, was as follows:

III.5. Profit and dividends per share in the last three financial years

The following table shows the data on profit and dividends in the last three years.

Banco Español de Crédito, S.A.	1999	2000	2001	30-06-2002
Capital Stock (in EURO)	1,470,382,569.60	1,409,116,629.2	1,335,597,500.72	1,335,597,500.72
No. of shares	612,659,404	612,659,404	612,659,404	612,659,404
Profit before tax (millions of €)	286.4	356.3	438.5	273.9
Profit after tax (millions of €)	264.9	331.1	369.4	211
Profit before tax per share (EURO)	0.47	0.58	0.72	0.45
Net profit per share (EURO)	0.43	0.54	0.60	0.34

Banco Español de Crédito Consolidated Group	1999	2000	2001	30-06-2002
Profit before tax (millions of €)	339.2	423.2	520.8	315.1
Profit after tax (millions of €)	302.7	379.7	421.7	236.5
Profit before tax per share (EURO)	0.55	0.69	0.85	0.51
Net profit per share (EURO)	0.49	0.62	0.69	0.39

During the last three financial years, no dividends were distributed against the profit obtained by the Bank, notwithstanding the capital stock reductions with return of contributions to the shareholders performed during those financial years, to which sections II.17.4 and III.3.4. of this Prospectus refers.

III.6 BANESTO and subsidiaries of the Banco Español de Crédito Group

III.6.1 Position of BANESTO in the SCH Group

Banco Español de Crédito, S.A. and its Group form part of another consolidated group whose parent company is Banco Santander Central Hispano, S.A. On the date of verificat of this Prospectus, the majority shareholder of Banco Español de Crédito, S.A. is Banco Santander Central Hispano, S.A., which directly holds 606,345,555 shares in Banesto, representing 98.94 % of its capital stock.

On the date of verification of this Prospectus, Banco Santander Central Hispano, S.A. is also indirect holder of 0.07% of the capital stock of Banesto (421,032 shares) through Banco Madesant SCDAD, Unipessoal, S.A., (421,019 shares) and in Cántabro Catalana de Inversiones, S.A. (13 shares), companies whose sole shareholder is Banco Santander Central Hispano, S.A. Thus, on the date of verification of this Prospectus, Banco Santander Central Hispano, S.A. is the direct and indirect holder of 99.04% of the capital stock of Banco Español de Crédito, S.A. (606,766,587 shares).

III.6.2 Banco Español de Crédito Consolidated group

BANESTO is the parent company of the Banco Español de Crédito consolidated Group, formed on 30th June 2002 by the consolidable and held companies stated below.

III.6.2a Consolidable and Non-Consolidable companies

The following is a detail of the most significant consolidated dependent companies in the Banco Español de Crédito, consolidated Group, stating their company name, stake held (directly or indirectly, expressed in terms of control) and the most important financial figures.

A table is also included with the non consolidable companies held, along with similar information concerning them.

The total networth, on 30th June 2002 of the investment by Banco Español de Crédito, S.A. in these companies is as follows:

- Consolidated companies	734,699 thousand EURO
- Non consolidated companies	415,371 thousand EURO
	1,150,070 thousand EURO

MOST SIGNIFICANT CONSOLIDATED COMPANIES FORMING THE CONSOLIDATED GROUP, BANCO ESPAÑOL DE CREDITO ON 30TH JUNE 2002

COMPANY	DOMICILE	ACTIVITY	Percentage Stake			Thousands of EURO						BOOK VALUE BANCO ESPAÑOL DE CRÉDITO	
						Company figures on 30 June 2002			TOTAL	Theoretical accounting value	NET BOOK VALUE (**)		
			Direct	Indirect	Total	Capital	Reserves	Result				GROSS	SFF (***)
AG Activos y Participaciones, S.A.	Madrid	R. Estate Inv.	-	99.86 (1)	99.86	4,701	125,760	7,408	137,676	137,676	82,772	-	-
Agricola Los Juncales, S.A.	Madrid	Real Estate	99.99	0.01	100.00	601	8,527	-108	9,022	9,022	9,095	10,207	1,112
Aljarafe Golf, S.A.	Seville	Real Estate	79.58	-	79.58	16,817	-3,327	-325	10,477	10,477	0	13,434	13,434
Banco Alicantino de Comercio, S.A.	Madrid	Banking	99.99	0.01	100.00	9,016	26	10	9,052	9,052	8,961	8,981	-
Banco de Desarrollo Económico Español, S.A.	Madrid	Banking	99.92	-	99.92	12,571	37,002	985	50,518	50,518	50,356	53,147	2,791
Banco de Vitoria, S.A.	Vitoria	Banking	74.91	23.05 (2)	97.96	28,818	83,334	8,069	117,766	117,766	80,040	58,991	-
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Madrid	Inv. Fund Man.	50.00	49.97 (3)	99.97	1,500	-153	-40	1,307	1,307	1,329	750	91
Banesto Banco de Emisiones, S.A.	Madrid	Banking	99.99	0.01	100.00	21,638	40,209	171	62,016	62,016	61,866	62,040	154
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Madrid	Stock Exchange	99.99	0.01	100.00	4,959	55,157	4,135	64,251	64,251	34,909	34,909	-
Banesto Delaware Ltd.	New York	Financier	100.00	-	100.00	100	261	35	396	396	100	100	-
Banesto e-Business, S.A.	Madrid	R. Estate Inv.	99.99	0.01	100.00	6,000	-4,149	-907	944	944	1,601	6,000	4,399
Banesto Factoring, S.A., E.F. Cto.	Madrid	Factoring	99.80	0.20	100.00	3,250	6,097	1,930	11,277	11,277	7,327	7,316	-
Banesto Finance Ltd.	Cayman Is.	Financier	100.00	-	100.00	10	209	55	274	274	11	11	-
Banesto Holdings Ltd.	Guernsey	R. Estate Inv.	100.00	-	100.00	77,635	-7,013	4,178	77,800	74,800	34	448	414
Banesto Issuances Ltd.	Cayman Is.	Financier	100.00	-	100.00	672	80	96	838	838	667	667	-
Banesto Renting, S.A.	Madrid	Financier	99.99	0.01	100.00	1,120	7,779	144	2,043	2,043	1,777	1,877	100
Banesto Servicios y Tecnología Aplicada, S.A.	Madrid	Services	99.99	0.01	100.00	4,117	-24	-1	4,092	4,092	4,051	7,484	3,433
Corpoban, S.A.	Madrid	R. Estate Inv.	-	99.87 (1)	99.87	36,270	24,028	1,041	61,259	61,259	60,944	-	-
Corporación Industrial y Financiera de Banesto, S.A.	Madrid	R. Estate Inv.	99.87	-	99.87	133,992	228,835	7,483	369,829	369,829	400,518	400,118	-
Dudebasa, S.A.	Madrid	Financier	99.99	0.01	100.00	22,105	13,044	1,877	37,016	37,026	24,273	24,273	-
Formación Integral, S.A.	Madrid	Training	99.99	0.01	100.00	672	261	62	995	996	997	1,289	292
Gedinver e Inmuebles, S.A.	Madrid	Financier	99.99	0.01	100.00	3,348	2,276	2,727	8,351	8,361	8,225	36,244	28,019
Gescoban Soluciones, S.A.	Madrid	Financier	74.00	26.02 (2)	100.00	90	-436	-44	-390	-390	0	57	57
Grupo Inmobiliario La Corporación Banesto, S.A.	Madrid	R. Estate Inv.	-	99.86 (1)	99.86	601	8,654	-242	9,000	9,000	24,325	-	-
Hualte, S.A.	Madrid	R. Estate Inv.	75.76	24.24 (2)	100.00	62	-6,073	-3,779	-9,790	-9,790	0	26	26
Informática, Servicios y Productos, S.A.	Madrid	Services	99.99	0.01	100.00	17,321	1,573	207	19,101	19,101	19,073	53,909	34,836
Ingenieria de Software Bancario, S.L.	Madrid	Computing	51.00	-	51.00	61,327	-	-716	30,912	30,912	3,275	3,275	-
Inmobiliaria Laukariz, S.A.	Madrid	Real Estate	99.99	0.01	100.00	120	10,259	29	10,408	10,408	10,364	10,545	161
Lerix Ltd.	Is. of Man	Real Estate	100.00	-	100.00	3	2,047	-43	2,007	2,007	2,008	2,274	268
Mercado de Dinero, S.A.	Madrid	R. Estate Inv.	74.00	26.00 (4)	100.00	60	-472	-1,155	-1,565	-1,585	0	0	-
Nordin, S.A.	Madrid	Real Estate	99.99	0.01	100.00	60	-3,048	420	-2,568	-2,568	0	128	128
Oil-Dor, S.A.	Madrid	Service Co.	-	99.86 (1)	99.86	60,101	66,133	1,743	127,796	127,796	122,218	-	-
SCH Gestión, S.G.I.I.C., S.A. (*)	Madrid	Inv. Fund Man.	20.00	-	20.00	23,319	97,713	20,519	28,310	28,310	21,067	21,087	-
SCH Pensiones, E.G.F.P., S.A. (*)	Madrid	Inv. Fund Man.	19.29	0.7	19.99	39,084	15,484	1,420	11,192	11,192	6,621	6,427	-
Sodepro, S.A.	Vitoria	Financier	-	97.96 (5)	97.96	2,644	1,368	439	4,360	4,360	2,780	-	-
										1,262,985	1,051,662	824,414	89,715
										Networth		734,699	

(*) Companies consolidated by the proportional integration method. The rest are done by global integration.
(**) This figure shows the networth of all the shareholdings of the company concerned (Aggregate before consolidation)
(***) Securities Fluctuation Fund
(1) Indirect stake held through Corporacion Industrial Financiera de Banesto, S.A.
(2) Indirect stake held through Mercado de Dinero, S.A.
(3) Indirect stake held through Banco del Desarrollo Económico Español, S.A.
(4) Indirect stake held through Banesto Holdings Ltd.
(5) Indirect stake held through Banco de Vitoria, S.A.

MOST SIGNIFICANT CONSOLIDATED COMPANIES ON 30 JUNE 2002 (Integrated by the equivalency placement method)

			Percentage Stake			Thousands of EURO					BOOK VALUE BANCO ESPAÑOL DE CRÉDITO		NET CONSOLIDATED VALUE
						Company figures on 30 June 2002							
COMPANY	DOMICILE	ACTIVITY	Direct	Indirect	Total	Capital	Reserves	Result	TOTAL	Theoretical accounting value	GROSS	SFF (***)	
Agricola Tabaibal, S.A. (11)	G. Canaria	Agricultural	-	74,16(1)	74.15	540	4	-217	827	242	-	-	-
Alfabato 98, S.A.	Madrid	Sports Facilities	-	90.00(2)	80.00	2,404	-310	481	2,575	3,050	-	-	2,033
Aparcamientos y Construcciones, S.A.	Madrid	Real Estate	69.99	0.01	100.00	2,791	-570	-12	2,709	2,209	13,126	10,914	2,209
Banesto B2C Escaparate, S.L.	Madrid	Technology	-	104.00 (2)	100.00	2,480	-1,868	-430	173	173	-	-	0
Banesto Ceuta y Melilla, S.A.	Madrid	S.I.M.CA.V.	65.00(1	0.03	65.02	5,269	535	-154	5,540	3,667	2,408	-	2,626
Banestur, SA.	Madrid	Tourism	0)	26.00(4)	100.00	210	-91	-	125	128	2,998	2,901	125
Clinica Sear, S.A.	Madrid	Health	74.00	50.51(5)	50.51	802	6,387	163	7,353	3,713	-	-	3,720
Club Zeudin Golf, S.A.	Seville	Services	-	75.74(6)	75.74	303	15,580	-240	15,643	11,848	-	-	13,797
Compañia Aseguradora Banesto Seguros, S.A.	Madrid	Insurance	-	0.01	100.00	10,264	31,518	3,287	54,040	54,069	57,269	21,245	45,683
Costa Canaria de Venaguera, S.A.	G. Canaria	Real Estate	99.00	37.08(7)	74.15	20,168	-3,368	-105	18,705	12,837	8,299	2,107	11,479
Crineria, S.A.	G. Canaria	Hotel Management	37.00	51.99(7)	100.00	2,248	5,662	-	8,010	8,010	7,006	3,161	8,009
Depósitos Portuarios, S.A.	Madrid	Services	48.01	86.88(5)	99.86	60	117	48	325	225	36	14	208
Depositoltenegolf, S.A.	Tenerife	Sports Facilities	11.00	0.10	100.00	700	10,180	739	11,613	11,819	8,490	-	11,551
Desarrollo Informático, S.A.	Madrid	Computing	89.90	0.01	100.00	12,020	2,317	-8,663	7,474	7,474	18,788	18,464	476
Diseño e Instalac. de Redes y Telecomunacaciones,	Madrid	Computing	89.00	100.00(8)	100.00	902	163	400	1,485	1,465	-	-	-
S.A.	Madrid	Real Estate	-	99.90(9)	99.90	607	-754	-25	-173	-172	-	-	0
Efearvi, S.A.	Madrid	Lease	-	99.87(8)	99.57	61	-8,075	-	-8,014	-8,004	-	-	0
Eterco, S.A.	Madrid	Services	-	100.00(2)	100.00	754	-235	1	620	620	-	-	521
Grupo Eurociber, S.A.	Tenerife	Real Estate	-	0.10	100.00	140	9,485	-221	9,404	9,404	9,720	322	9,658
Grupo Golf del Sur, S.A.	Madrid	Real Estate	99.90	0.01	51.20	151,829	414,073	48,207	614,109	314,434	312,391	-	285,577
Inmobiliaria Urbis, S.A.	Madrid	Computing	51.19	100.00(8)	100.00	1,503	-577	-3,511	-2,585	-2,596	-	-	-
Integración de Negocios y Tecnologia, S.A. (11)	Madrid	Hotel Management	-	0.01	100.00	5,200	26,522	236	32,058	32,058	47,089	24,710	32,147
Inversiones Turisticas, S.A.	Seville	Hotel Operation	99.99	0.10	100.00	6	1,582	65	-1,511	-1,617	31	31	0
Merciver, S.L.	Madrid	Real Estate	99..90	99.87(5)	99.87	120	5,261	211	5,613	5,605	-	-	5,612
Program e Hogar Montigcia, S.A.	Madrid	Consultancy	-	0.01	100.00	451	-67	-81	353	363	587	205	409
Proyecto Europa, S.A.	Madrid	Mech. Assy &	99.99	99.98(8)	99.65	1,202	-473	-2	729	737	-	-	938
Tuberias Industriales y Calderia, S.A.	Madrid	Maint.	-	100.00(3)	100.00	510	-246	-81	183	183	-	-	100
Virtual Payments, S.L.		Technology	-								5,664	5,460	2,329
Other lesser stakes in 20 companies													
										470,280	504,908	89,634	439,107
										Networth	415,371		

(*) Securities Fluctuation Fund
(1) Indirect stake held through Costa Canaria de Vaneguera, S.A.
(1) Indirect stake held through Inmobiliaria Laukariz, S.A.
(1) Indirect stake held through Banesto e-Business, S.A.
(1) Indirect stake held through Mercado de Dinero, S.A.
(1) Indirect stake held through Corporación Industrial y Financiera Banesto, S.A.
(1) Indirect stake held through Aljarate Golf, S.A.
(1) Indirect stake held through Agricola Los Juncales, S.A. and Dudebesa, S.A.
(1) Indirect stake held through Desarrollo Informático, S.A.
(1) Indirect stake held through Grupo Inmobiliario La Corporación, S.A.
(10) Effective stake adjusted to the own portfolio of the company.
(11) Companies without amount shown in the consolidated networth column (.) as they are held through companies integrated by the equivalence method.

SOCIEDADES NO CONSOLIDABLES MÁS SIGNIFICATIVAS AL 30 DE JUNIO DE 2002
(Integradas por el método de puesta en equivalencia)

ENTIDAD	DOMICILIO	ACTIVIDAD	Porcentaje de Participación Directa	Indirecta	Total	Miles de euros: Datos de la Sociedad al 30 de Junio de 2002 Capital	Reservas	Resultados	TOTAL	Valor Teórico Contable	VALOR EN LIBROS BANCO ESPAÑOL DE CREDITO BRUTO	FFV(*)	VALOR NETO CONSOLIDADO
Agrícola Tabaibal, S.A.	G. Canaria	Agrícola	-	74,15 (1)	74,15	540	4	-217	327	242	-	-	-
Alfabeto 98, S.A.	Madrid	Explotación Deportiva	-	80,00 (2)	80,00	2.404	-310	481	2.575	2.060	-	-	2.033
Aparcamientos y Construcciones, S.A.	Madrid	Inmobiliaria	99,99	0,01	100,00	2.791	-570	-12	2.209	2.209	13.126	10.914	2.209
Banesto B2C Escaparate, S.L.	Madrid	Tecnología	-	100,00 (3)	100,00	2.460	-1868	-420	172	172	-	-	0
Banesto Ceuta y Melilla, S.A.	Madrid	S.I.M.C.A.V.	65,00 (10)	0,02	65,02	5.259	535	-154	5.640	3.667	2.403	-	2.626
Banestur, S.A.	Madrid	Turismo	74,00	26,00 (4)	100,00	216	-91		125	125	2.993	2.901	125
Clínica Sear, S.A.	Madrid	Sanidad	-	50,51 (5)	50,51	802	6.387	163	7.352	3.713	-	-	3.720
Club Zaudín Golf, S.A.	Sevilla	Servicios	-	75,74 (6)	75,74	303	15.580	-240	15.643	11.848	-	-	13.797
Compañía Aseguradora Banesto Seguros, S.A.	Madrid	Seguros	99,99	0,01	100,00	19.264	31.527	3.600	54.391	54.391	67.287	21.245	45.683
Costa Canaria de Veneguera, S.A.	G. Canaria	Inmobiliaria	37,09	37,06 (7)	74,15	20.168	-3.358	-105	16.705	12.387	8.299	2.107	11.479
Crinaria, S.A.	G. Canaria	Hostelería	48,01	51,99 (7)	100,00	2.348	5.662		8.010	8.010	7.006	3.161	8.009
Depósitos Portuarios, S.A.	Madrid	Servicios	11,00	88,88 (5)	99,88	60	117	30	207	207	36	14	208
Deposoltenegolf, S.A.	Tenerife	Explotación Deportiva	99,90	0,10	100,00	700	8.387	1.866	10.953	10.953	8.490	-	11.551
Desarrollo Informático, S.A.	Madrid	Informática	99,99	0,01	100,00	12.020	2.317	-6863	7.474	7.474	18.783	18.464	476
Diseño e Instalación de Redes y Telecomunicaciones, S.A.	Madrid	Informática	-	100,00 (8)	100,00	902	163	400	1.465	1.465	-	-	-
Efearvi, S.A.	Madrid	Inmobiliaria	-	99,90 (9)	99,90	607	-754	-25	-172	-172	-	-	0
Elerco, S.A.	Madrid	Arrendamiento	-	99,87 (5)	99,87	61	-8075		-8.014	-8.004	-	-	0
Grupo Eurociber, S.A.	Madrid	Servicios	-	100,00 (3)	100,00	754	-235	1	520	520	-	-	521
Grupo Golf del Sur, S.A.	Tenerife	Inmobiliaria	99,90	0,10	100,00	140	9.485	-221	9.404	9.404	9.720	322	9.556
Inmobiliaria Urbis, S.A.	Madrid	Inmobiliaria	51,19	0,01	51,20	151.829	414.073	48.207	614.109	314.424	313.391	-	285.577
Integración de Negocios y Tecnología, S.A.	Madrid	Informática	-	100,00 (8)	100,00	1.503	-577	-3511	-2.585	-2.585	-	-	-
Inversiones Turísticas, S.A.	Madrid	Hostelería	99,99	0,01	100,00	5.300	26.522	236	32.058	32.058	47.089	24.710	32.147
Merciver, S.L.	Sevilla	Explotación Hotelera	99,90	0,10	100,00	6	-1.582	65	-1.511	-1.511	31	31	0
Programa Hogar Montigalá, S.A.	Madrid	Inmobiliaria	-	99,87 (5)	99,87	120	5.281	211	5.612	5.605	-	-	5.612
Proyecto Europa, S.A.	Madrid	Asesoramiento	99,99	0,01	100,00	451	-67	-31	353	353	587	205	409
Tuberías Industriales y Calderería, S.A.	Madrid	Montaje y mant. mecánico	-	99,86 (5)	99,86	1.202	-472	-2	728	727	-	-	938
Virtual Payments, S.L.	Madrid	Tecnología	-	100,00 (3)	100,00	510	-246	-81	183	183	-	-	100
Otras participaciones menores en 20 sociedades											5.664	5.460	2.329
										469.926	504.905	89.534	439.107
										Valor neto	415.371		

(*) Fondo Fluctuación de Valores

(1) Participación indirecta a través de Costa Canaria de Veneguera, S.A.

(2) Participación indirecta a través de Inmobiliaria Laukariz, S.A.

(3) Participación indirecta a través de Banesto e Business, S.A..

(4) Participación indirecta a través de Mercado de Dinero, S.A.

(5) Participación indirecta a través de Corporación Industrial y Financiera Banesto, S.A.

(6) Participación indirecta a través de Aljarafe Golf, S.A.

(7) Participación indirecta a través de Agrícola Los Juncales, S.A. y Dudebasa, S.A.

(8) Participación indirecta a través de Desarrollo Informático, S.A.

(9) Participación indirecta a través de Grupo Inmobiliario La Corporación, S.A.

(10) Participación efectiva ajustada la autocartera de la sociedad.

80

II.6.2b Associated companies

The following is a table with the detail of the most significant associated companies in the Banco Español de Crédito Group, stating their company name, percentage stake (direct and indirect expressed in terms of control) and main financial figures.

MOST SIGNIFICANT ASSOCIATED COMPANIES ON 30 JUNE 2002

COMPANY	DOMICILE	ACTIVITY	Percentage Stake			Thousands of EURO					BOOK VALUE BANCO ESPAÑOL DE CREDITO		NET CONSOLIDATED VALUE
						Company data on 30 June 2002				Theoretical accounting value			
			Direct	Indirect	Total	Capital	Reserves	Result	TOTAL		GROSS	SFF (***)	
Alcaidesa Holding, S.A.	Cadiz	Real Estate	-	49.93 (1)	49.93	30,538	1,538	-101	32,001	15,978	-	-	15,917
Poligono Industrial Gerona, S.A.	Gerona	Real Estate	-	29.96 (2)	29.96	2,085	1,941	-114	3,912	1,172	-	-	1,172
Sistema 4B, S.A.	Madrid	Services	12.80		12.82	2,565	14,150	1,011	17,726	2,272	1,184	-	2,262
Other lesser stakes in 14 companies				0.02							6,568	2,483	8,051
										19,23	7,742	2,483	27,402
										Networth	5,259		

(*) Securities Fluctuation Fund

(1) Indirect stake held through A.G. Activos y Participaciones, S.A.

(2) Indirect stake held through Grupo Inmobiliario La Corporación Banesto, S.A.

SOCIEDADES ASOCIADAS MÁS SIGNIFICATIVA AL 30 DE JUNIO DE 2002

ENTIDAD	DOMICILIO	ACTIVIDAD	Porcentaje de Participación			Miles de euros Datos de la Sociedad al 30 de Junio de 2002				Valor Teórico Contable	VALOR EN LIBROS BANCO ESPAÑOL DE CRÉDITO		VALOR NETO CONSOLIDADO
			Directa	Indirecta	Total	Capital	Reservas	Resultados	TOTAL		BRUTO	FFV(*)	
Alcaidesa Holding, S.A.	Cadiz	Inmobiliaria	-	49,93 (1)	49,93	30.564	1.538	-101	32.001	15.978	-	-	15.917
Polígono Industrial Gerona, S.A.	Gerona	Inmobiliaria	-	29,96 (2)	29,96	2.085	2.739	868	5.692	1.705	-	-	1.422
Sistema 4B, S.A.	Madrid	Servicios	12,80	0,02	12,82	2.565	14.150	1.011	17.726	2.272	1.184	-	2.262
Otras participaciones menores en 14 sociedades											6.558	2.483	7.801
										19.956	7.742	2.483	27.402
										Valor Neto	5.259		

(*) Fondo de fluctuación de valores

(1) Participación indirecta a través de A.G. Activos y Participaciones, S.A.

(2) Participación indirecta a través de Grupo Imobiliario La Corporación Banesto, S.A.

83

In January 2000, the National Stock Exchange Commission approved the Initial Public Offering of shares presented by the Industrial and Financial Corporation of Banesto, S.A. launched in order to later apply for exclusion from stock exchange listing of the shares in that company. In that Offer, which was completed on 2nd May 2000, which was performed on shares representing 1.41% of the capital stock of the Company, shareholders bought 1,23% of the capital stock. The price paid per share was 1,600 pesetas and the total amount paid up for the 1.23% of the capital in same amounted to 878 million pesetas. Just as foreseen, the shares in that company were then excluded from trading.

As stated in section II.17.6. of this Prospectus, on 11th February 2002, Banco Español de Crédito, S.A. presented a public offering to acquire shares, by exclusion from stock exchange trading. The IPO was aimed at 1.43% of the capital stock of Banesto held by shareholders other than the Santander Central Hispano Group. The price offered was 15 EURO per share.

The Ordinary General Meeting of Shareholders of Banco Español de Crédito, S.A. held on 30th May 2002, resolved to revoke the agreements passed by the General Meeting of Shareholders on 27th December 2001, related to exclusion from listing with a public offering to acquire shares put forward by Banesto. After that meeting was held on 30th May 2002, Banco Santander Central Hispano, S.A. announced its undertaking to maintain a permanent order to purchase Banesto shares at the same price and with the same term offered by Banesto in the exclusion IPO, to guarantee the liquidity of the stock by trading with a counterpart entity and increasing the free float by a public offering to sell prior to the end of the first quarter of 2003.

On 12th June 2002, Banesto requested the CNMV to withdraw its application to exclude its shares from listing and the IPO made for that purpose. On 10th July 2002, the CNMV agreed to authorise those applications for withdrawal.

On 22nd August 2002, Banco Santander Central Hispano informed the National Stock Exchange Commission by at the end of the term of the aforementioned permanent purchase order, that institution had acquired a total of 2,902,720 BANESTO shares, so the stake held by the Santander Central Hispano Group in BANESTO came to 99.04 %.

During financial year 2001, the most relevant variations or facts that have taken place in relation to stakes held by BANESTO in Companies in the Group were as follows:

1. Dissolution without liquidation of the companies stated hereunder, all of them inactive at the time of performing the global cession of their assets and liabilities in favour of their respective sole shareholder:

- In favor of Banco Español de Crédito, S.A.: Dolman, S.A., Plataforma Sesenta y Uno, S.A. and Compañía Española Productora de Algodón Nacional, S.A.

- In favor Mercado de Dinero, S.A. (wholly owned directly and indirectly by Banesto): Comline, S.A., Purchase by Catálogo, S.A., Grupo de Empresas de Utilidad Mutua, S.A., Ticket Line, S.A. and Venta por Correo, S.A.

All these operations were carried out pursuant to the terms established in article 266 of the Stock Company Act and they did not have a repercussion on the results of the companies acquiring.

2. Operations to restructure stakes in the Bank:

- Exchange of 100% of Banesto Pensiones, E.G.F.P., S.A., for 20% of SCH Pensiones E.G.P.F., S.A., due to the merger by absorbtion of the former by the latter. The amount at which the shares received in the exchange were recorded coincided with the accounting value of the shares delivered, (6,621 thousand EURO) so this operation did not have any repercussion on the results of the Bank.

- Merger of Inmobiliaria Urbis, S.A. with Dragados Inmobiliaria, S.A., by absorbtion of the latter by the former. The percentage stake held by the Group in the company resulting from the merger amounted to 53.77% at the end of financial year 2001. This operation had no repercussion on the results of the Bank. Due to the minor salse on the Stock Exchange that took place after that merger, on 30th June 2002, the stake Banesto held in Inmobiliaria Urbis, S.A. was 51.19%. The result obtained by those sale operations was 3,160 thousand EURO.

- Sale to Mercado de Dinero, S.A. of 14.99% of the capital stock of Banco de Vitoria, S.A., without any result whatsoever being generated by the operation.

3. Sales to third parties outside the Group of companies assigned to the Bank in foreclosure proceedings, without such sales having a material effect on the Bank:

- Sale of 100% of the capital stock of Variations International, S.A.

- Sale of 100% of the capital stock of La Pradera del Rincón, S.A.

4. Sale by La Corporación Industrial y Financiera de Banesto, to third parties outside the Group of 93.25% of Galaxia Televisión, S.A., withouth that operation causing a material effect to the company selling.

5. Subscription by Banesto of the capital stock increases performed during financial year 2001 by Banesto Banco de Emisiones, S.A., Banesto Factoring, S.A. Entidad de Financiación and Larix, Ltd. The three companies are held directly or indirectly by Banesto and the capital stock increases stated here were aimed at reinforcing the equity of those companies, all being fully paid up (par as well as issue premium) by monetary contribution.

Within the process of network reorganisation carried out by the Group during financial year 2001, Banesto acquired the business of 174 branches from Banco de Santander Central Hispano for a sum of 224,906 thousand EURO and ceded 225 branches to Banco de Santander Central Hispano for a sum of 227,996 thousand EURO.

As to the period elapsed in the year 2002, up to the date of verification of this Prospectus, the only significant operations of investment, divestment or restructuring within the Banesto Group were as follows:

- On 2nd April 2002, the General Meeting of Shareholders of Banesto Banco de Emisiones, S.A. agreed to perform an increase in the capital stock of that Company, amounting to 1,803,000 EURO, by issue of 300,000 new shares of 6.01 EURO par value each, with an issue premium of 65.41 EURO per share. That capital stock increase was subscribed by BANCO ESPAÑOL DE CRÉDITO, S.A., (299,999 shares) and by BANCO DEL DESARROLLO ECONOMICO ESPAÑOL, S.A. (1 share), being paid up by both companies on 2nd April 2002.

- On 17th May 2002, the Company "INGENIERIA DE SOFTWARE BANCARIO, S.L.", was incorporated with an initial Capital Stock of 31,277,160 EURO which were fully subscribed by Banesto by contribution of the right to the certain computer programs and applications it owns, without territorial limitation, non exclusively and for the term of duration of the intellectual property rights. At the Extraordinary Universal General Meeting of Shareholders of that Company, held on 29th May 2002, an agreement was passed to increase its Capital Stock by the sum of 30,050,605 EURO, so the new Capital Stock figure was established at 61,327,765 EURO. That capital stock increase was fully subscribed by Banco Santander Central Hispano, S.A., by monetary contribution which was paid up on 30th May 2002.

The corporate object of the said company is linked to development, maintenance and commercialization of computer services and telecommunications, its present capital structure being that aforementioned (Banesto 51% and SCH 49%).

- On 28th May 2002, the General Meeting of Shareholders of Inmobiliaria Laukariz, S.A. agreed to increase the capital stock of that Company by the amount of 60,200 EURO, by issue of 10,000 new shares of 6.02 EURO par value each one, with an issue premium of 893.98 EURO per share. That capital stock increase was fully subscribed by Banco Español de Crédito, S.A. and paid up by that institution on 12th June 2002.

- On 28th May 2002, the General Meeting of Shareholders of Inversiones Turísticas, S.A. agreed to increase the capital stock of that Company by the amount of 2,650,000 EURO, by issue of 250,000 new shares of 10.60 EURO par value each one, with an issue premium of 67.40 EURO per share. That capital stock increase was fully subscribed by Banco Español de Crédito, S.A. and paid up by that institution on 12th June 2002.

- On 17th June 2002, the General Meeting of Shareholders of Banesto Banco de Emisiones, S.A. agreed to increase the capital stock of that Company by a sum of 610,000 EURO, by issue of 100,000 new shares of 6.01 EURO par value each one, with an issue premium of 103.99 EURO per share. That capital stock increase was subscribed by BANCO ESPAÑOL DE CRÉDITO, S.A., (99,999 shares) and by BANCO DEL DESARROLLO ECONOMICO ESPAÑOL, S.A. (1 share), and paid up by both institutions on 11th June 2002.

- On 8th July 2002, the Boards of Directors of Banesto and its subsidiary Banco del Desarrollo Económico Español, S.A. approved the Merger Project of both institutions, by absorbtion of the latter by the former, with dissolution of the company absorbed and thus block transfer, under universal title, of its assets to Banco Español de Crédito, S.A., which shall acquire its rights and obligations by universal succession.

Due to the Capital Stock Increase to which this Prospectus refers, the Board of Directors of BANESTO held on 1st October 2002 agreed to amend the Merger Project stated in the preceding paragraph, as to the exchange equation, in order for it to record the increase in the assets of the Company absorbing (BANESTO) which shall take place due to the Capital Stock Increase. To that end, the exchange equation initially established, of 13th shares in Banesto for every share in Banco del Desarrollo Económico Español, S.A., was modified in order for it to include a cash payment of 4.55 EURO per share in the Company absorbed (Banco del Desarrollo Económico Español, S.A.), assuming the complete subscription of the Capital Increase. That cash amount shall be lower in the case of incomplete subscription of the Capital Increase, to which end amendment of the Merger Project included the formula to calculate the cash amount that, definitively, shall be paid to the present shareholders of the Company Absorbed, once the number of New Shares subscribed is known. The Board of Directors of Banco del Desarrollo Económico Español, S.A. also approved the said amendment of the Merger Project on 3rd October 2002.

The shares to be delivered to the shareholders of the company absorbed, Banco del Desarrollo Económico Español, S.A. shall be taken from the own portfolio of the party absorbing, BANESTO, which thus shall not amend its Bylaws due to that merger.

In principle, in is foreseen for the merger to be completed in the first quarter of financial year 2003, after inscription of the relevant public deed at the Mercantile Registry of Madrid.

CHAPTER IV

MAIN ACTIVITIES BY THE ISSUING INSTITUTION

CHAPTER IV

IV.1. MAIN ACTIVITIES BY THE ISSUING INSTITUTION

IV.1.1. Description of the main activities and business of the issuing institution

Banco Español de Crédito, S.A. is the parent company of a group of companies with a total of 47,669 million euros in assets on 30th June 2002. The main activity of the Banesto Group is commercial banking in Spain, with a special emphasis on retail banking and on the small and medium sized company and professionals sector. The Banesto Group also carries out retail banking and capital market activities.

On 30th June 2002, the Banesto Group had 1,670 branches nationwide to carry out its activit, 1,601 of which belonged to the parent company, all over the country, and a financial group that companies out financing activities, factoring, capital market, etc. To provide its international activities additional support, Banco Español de Crédito, S.A. has two branches abroad, located in New York and Gran Cayman.

Banco Español de Crédito, S.A. is also the direct or indirect owner of different stakes in the capital stock of companies (subsidiaries or associates) that carry out insurance, industrial, commercial and real estate activities.

On 30th June 2002, the total assets of Banco Español de Crédito, S.A. represented practically all the consolidated assets of the Group and its net profit was 89.2% of the consolidated profit of the Group.

The following are the main economic figures of the Banesto Group on 30th June 2001, on 30th June 2001 and at the end of the previous two financial years.

It is expressly stated that all the figures included in this Prospectus on 30th June 2001 have not been audited by the company's external auditors. The information on the remaining dates (30-06-02, financial year 2001 and financial year 2000) has been audited.

					01/00	June 02/June 01
Results (Millions of Euros)	30-06-02	30-06-01	2001	2000	(%)	(%)
Net Profit	241.1	225	430.9	390.3	7.1%	10.4%
Profit Attributable to the Group	236.5	220.3	421.7	379.7	7.4%	11.1%
Significant figures (M. Euros)						
Loan investments (*)	27,190.9	23,858.7	25,443.1	22,186.4	14.0%	14.7%
External Funds	29,168.0	27,534.7	26,472.1	24,770.1	5.9%	6.9%
Own Funds	2,494.2	2,305.6	2,257.8	2,085.4	8.2%	8.3%
Total Assets	47,668.5	44,886.9	44,921.4	44,596.8	6.2%	0.7%
Investment, pensions and insurance funds managed	10,255.7	9,495.9	10,860.2	9,348.1	8.0%	16.2%
R.O.A (%) (1)	1.08%	1.00%	0.98%	0.94%		
R.O.E. (%) (2)	20.9%	21.1%	20.82%	20.56%		
R.O.E. adjusted (3)	19.1%	17.6%	17.50%	15.30%		

(1) ROA= Net profit / Total average assets.
(2) ROE= Profit attributable to the Group / Average own funds (Capital + Reserves – Own shares).
(3) ROE adjusted = Profit attributable to the Group with an estimated tax pressure of 30% / Average own funds (Capital +Reserves – Own shares)
(*) Excluding non performing loans and adjusted with titlized loans. (**) Excluding balances with Lending Institutions.

Strategy

The strategy adopted by BANESTO consists of strengthening the position it now holds as one of the top national retail banks in Spain, maintaining its orientation toward private customers, and increasing its penetration in the sma ll and medium sized companies sector. In order to implement that strategy, BANESTO aims to make the most of its present competitive advantages and implement the following initiatives:

Customer need orientation. Through its customer orientation policy, BANESTO aims to increase its presence in the small and medium sized companies sector, to significantly increase the number of active customers of the Group and to improve loyalty. The main objective of efforts in customer orientation at BANESTO is to know the daily needs of its nearly 3.5 million active customers and offer a full range of solutions to their financial needs, with special emphasis on cross sales of products and services. More than 90% of the employees at BANESTO work directly with the customers, concentrating on sales activities. BANESTO also has more than 750 highly specialized accounts managers assigned specifically to key accounts.

Reorganization of the corporate structure. BANESTO has simplified corporate structure in order to save on costs (especially in the back office and clerical departments), increase the number of employees assigned to sale to customers and allow the branch managers to become more closely involved in the lending and price setting decisionso thus expediting the loan approval process.

Greatest possible increase in BANESTO employee efficiency and productivity. Qualification of BANESTO employees is fundamental to achieve the objective of improving customer need satisfaction. Through simplifying its structural organization and increasing the quantity and quality of contact with customers by its employees, BANESTO considers it may achieve an increase in the revenue generated per employee. BANESTO has prepared employee incentives schemes based on the characteristics of the business, by directives and business sectors. More than 90% of the total staff at BANESTO has incentives linked to achieving sales objectives, with special attention on managers, middle management and other key employees. The staff at BANESTO earn incentive points based on the profitability of the products they sell, in addition to the type of buyer which, together, encourages sales activities in general and motivates the employees to concentrate on products with greater margins and cross sales.

Maintaining emphasis on risk management. BANESTO understands that efficient management of its operating risks, for credit, the market and liquidity, is a fundamental element to create and maintain shareholder value. There is increasingly greater integration of its risk management tools, among which there are cautious loan granting policies, evaluation, thorough analysis and control of customer risk profiles, remuneration incentives that take risk variables and control and supervision systems into account in keeping with BANESTO's own needs, in addition to those required by the regulators of the banking sector. BANESTO has reduced its ratio of non performing loans from 7.89% in 1997 to 0.95% in 2001. The objective BANESTO has set for this is to maintain that ratio below the average in the Spanish system (which was 0.93 in 2000 and 0.92 in 2001).

Maintaining a high efficiency, quality technological platform. BANESTO considers it has one of the most advanced technological platforms in the European banking sector. Its exclusive management system allows BANESTO to adapt its services to customer needs, to improve its flexiblity to always be able to offer innovative services, manage its risks, especially that of credit, and to reduce costs. BANESTO has updated its management computer system to help to reduce its costs to revenue ratio by 16%, from 68% obtained in 1996 to 52% in 2001. As to the semester ended on 30th June 2002, BANESTO has even managed to reduce that ratio to 49%. BANESTO is working middle term to reduce its costs to revenue ratio to a figure under 45%.

Strengths

BANESTO considers that its main competitive advantages to carry out its strategy are the following:

Concentration on an attractive market, the Spanish market. BANESTO concentrates its business on the Spanish market, where it obtained more than 87% of its ordinary net in the semester ended on 30th June 2002. Spanish banking is undergoing a stable growth, with higher levels than those on other European markets, according to the European Information Agency. The average growth of lending activity in the Spanish banking system has increased every year, reaching 14.8% since 1998, according to Bank of Spain data, with a safe credit profile shown by a default ratio of just 0.92% in 2001, also according to Bank of Spain data. BANESTO considers the fact that lending, deposit and fund management levels are lower, according to Bank of Spain levels, when Spanish gross domestic product is compared with the European average, according to data from the European Information Agency, shows that there are still possibilities of growth in the Spanish banking sector.

The strength of the BANESTO brand and its important multi-channel model. BANESTO has a long rich history spanning 100 years in Spain and is recognised as a bank that covers a wide variety of customer needs in its division as a retail bank. Its long history, its widely known same and strong presence nationwide help to increase customer loyalty to the bank and to attract new customers. Although BANESTO uses a sole brand to attract new customers, it uses different channels to provide the customers those services. On 30th June 2002, the BANESTO multi-channel model consisted of 1,669 branches, 1,566 automatic telling machines, 5,889 agents (including 2,783 collaborating agents and real estate agents), and its telephone and Internet banking services. Use of its Internet service channels, which allow customers to access BANESTO financial products directly, grew progressingly ampor its customers in 2001.

Solid financial base and excellent risk management. On 30th June 2002, the solvency coefficients of BANESTO of Core Capital, Tier I and BIS Ratio were 7.25%, 7.49% and 10.37% respectively. As of 1995, BANESTO was been able to considerably improve its default coverage ratio, consisting of the proportion there is between provisions for insolvencies against non performing and doubtful loans, in comparison with other Spanish banks. On 31st December 2001, BANESTO had a default coverage rate of 234.7%, compared with a default coverage rate of 192.1% in the Spanish banking system overall on that date, according to Bank of Spain data. On 30th June 2002, BANESTO had managed to increase its ratio somewhat more, up to 236%. BANESTO understands that success to be partially due to its six principles of risk management: to involve the management team,

maintain the independence of departments as to risks, to the advanced risk evaluation and measurement methods, to maintain a balance between risk management and a sustained profitable growth, to continually review the solvency of the counterparts and emphasise customer quality.

Record of high revenue and efficient cost control. BANESTO has increased its ordinary net by 175.5 million euros since 1998. During that same period, it reduced its general administrative expenses by nearly 40.7 million euros, which has contributed to an increase in the figure of net operative revenue by 202.3 million euros, to 373.7 million euros in 1998 to 576.0 million euros in 2001. Likewise, the yield on BANESTO capital (considering a taxation burden of 30% over all the periods) has increased from 10.2% in 1998 to 17.5% in 2001.

Exclusive information technology platform. The exclusive technological platform at BANESTO is formed by a network on three levels that consists of input and processing systems, data systems and storage systems for the data. Its information management system allows BANESTO to manage its customers and distribution channels in an integrated manner, which facilitates relations with the customers, improves BANESTO's response to changes on the market, increases the quality of its management inform and reduces its operating costs. This technological platform is flexible and updatable throughout all the scope of its services and products and allows BANESTO to attend to the needs of all its customers in a personalized manner and supervize the efficiency of each employee. BANESTO considers its technological platform will allow it to continue to improve customer service, while it will contribute to maintaining its operating costs at adequate levels.

Managers with experience and highly specialised personnel. BANESTO understands that its management team is one of the most experienced and has the best preparation in the Spanish banking sector, with an average of more than 20 years experience in the banking sector. Although its staff has dropped over the last five years, BANESTO hired approximately 40% of our customer care personnel during that time, all of them university graduates. Recruitment of these new employees has improved the quality of the staff, in addition tosignificantly reducing the average age of BANESTO employees.

Operations

Retail banking

Introduction

The BANESTO Group is a Spanish banking group that operates mainly in the retail sector. On 30th June 2002, the retail banking activities by the Group were carried out through 1,669 branches distributed nationwide, in approximately one thousand municipalities. The retail activity by the Group covers a wide variety of banking and financial services, aimed at individuals, shops and small and medium sized businesses, among which one may quote making deposits, asset management, personal loans, mortgage loans, short and medium term financing of companies, insurance taking and distribution, electronic payment drafts, credit and debit card operations and private banking activities.

Clients

The retail banking services at BANESTO are aimed at four segments of customers: individuals,small and medium sized companies, personal banking and private banking. BANESTO provides a specialized service for each segment of customers according to their specific needs.

Individuals. The figure of individual customers of BANESTO on 30th June 2002 came to approximately 3.5 million. BANESTO has concentrated on growth of its general customer base, in addition to its target individual customer base with ages ranging from 26 to 45 years, using innovative marketing campaigns. For example, in 2002, BANESTO offered DVD players to customers who choose the bank to domicile their payroll, in order to achieve a wider customer base. Also in order to attract new customers, BANESTO launched a series of co-branded products, such as the Sports Bank, developing an alliance with the well known sports newspaper *Marca* in the Recoletos Group. On 30th September 2002, nine months after its operations commenced, the Sports Bank had more than one thousand customers and 100,000 hits on its web page during the month of September 2002.

Small and medium sized companies. On 30th June 2002, BANESTO had approximately 75,000 active customers in the small and medium sized company sector. BANESTO customers from the small companies sector have an annual revenue between 300,000 euros and 1.5 million euros, and the customers of the bank from the medium sized companies segment have annual revenue between 1.5 million euros and 100 million euros. In line with its strategy of increasing its presence in the SMSC sector, within the adjustment now being carried out by its branch network, BANESTO is working to organize its branches to provide services to customers from the small companies sector through its network of 1,550 retail branches, and the medium companies through a specialized network of a further 119 branches. On the other hand, medium sized companies are now served by 450 accounts managers who are highly specialized in such products as financial leasing, factoring and overseas trade.

The efforts by BANESTO are aimed at increasing its customer base in the SMC sector, assigning more accounts managers to that segment and concentrating on the markets with the greatest growth potential, such as Madrid, Catalonia and the Levant. BANESTO also aims its efforts at increasing the opportunities of cross sale of additional products and services to its customer base in the SMSC segment.

Personal Banking. Personal banking services provided by BANESTO are aimed at individuals with more than 200,000 euros in assets, or revenue exceeding 150,000 euros per annum. BANESTO began to provide personal banking services in 2000, and at the end of 2001, the customers BANESTO provided that kind of services amounted to approximately 50,000. BANESTO provides its personal banking services through its network of 750 specialized financial advisors, 500 of which are branch managers and 250 full time advisors. In that segment, BANESTO offers its customers a wide range of interesting Spanish and international financial products, in addition to legal and tax advisory services on asset management.

Private Banking. BANESTO began to provide private banking services to individuals with at least 600,000 euros in assets liable to investment at the beginning of 2000. BANESTO

provided the services to approximately 4,000 people at the beginning of 2001 through a network with about 30 accounts managers. In addition to the products and services it offers personal banking customers, BANESTO provides its private banking customers a wide range of personalized solutions. BANESTO uses its management computer systems to identify potential personal and private banking customers from among its existing customer base. BANESTO also concentrates its efforts on its relations with small and medium sized companies in order to attract new customers to personal and private banking services.

Distribution Network

BANESTO serves approximately 3.5 retail customers through its multi-channel distribution network which, on 30th June 2002, was formed by 1.669 branches, 1,566 automatic telling machines, 5,889 agents (including 2,783 collaborating agents and real estate agents) and telephone and Internet banking services. BANESTO now mainly serves its individual customers through its network of branches which, on 31st December 2001, was the forth largest network in the commercial banking sector and the sixth largest in the banking sector in general in Spain in number of branches, according to the statistics published by the Bank of Spain. The branch network covers the whole country, in large cities as well as in the smallest towns, and in rural areas where, in many cases, the branch offices of the Group are the only or main banking institution in the area.

In addition to the branch network, BANESTO has actively developed other distribution channels in recent years. For example, BANESTO complements the branch network by using authorized agents in the rural areas where it has no branches. BANESTO is able to increase its business turnover without the related expense of setting up new branches. BANESTO also provides loans to real estate promotors, which provide later subrogation by the purchasers of the property sold by the promotor.

BANESTO has also created Internet service channels such as *iBANESTO, Banesnet, BANESTO Broker* and *Banco del Deporte*, in order for customers to be able to access BANESTO financial products and services directly. Approximately 140,000 individuals were registered as users of the Banesnet services on 30th June 2002 and 30% of the operations with securities performed through BANESTO were carried out through BANESTO Broker during the first nine months of 2002. In the semester ended on 30th June 2002, approximately 25% of the operations performed by individuals and nearly 90% of the operations carried out by small and medium sized companies were performed through channels outside the branch network. By increasing the use of distribution channels other than the branches, BANESTO can increase the amount of time the staff at the branches can assign to sale of products and services, while reducing the average cost per operation.

Types of products

The BANESTO Group offers a wide range of products created to provide efficient solutions to the financial needs of its customers.

Deposits. On 31st December 2001, the Group had a base of customer deposits of 25,800 million euros (including assets sold by buy-back contracts), forming a market share of

7.42% in customer deposits at Spanish commercial banks, according to the statistics published by the Spanish Banking Association.

Mortgage loans. In 2001, BANESTO provided a wide range of mortgage loan products in order to increase its guaranteed loans granted to the private sector, raising these from approximately 6,100 million euros on 31st December 2000 to 7,700 million euros on 31st December 2001, which represents 31.7% of the total lending activities. In 2001, approximately 25,000 families took mortgages from BANESTO, increasing the bank's mortgage market share to 6.98%, according to Bank of Spain data.

Asset Management. On 31st December 2001, the BANESTO Group was offering 65 investment funds, five more than the previous year. These funds are marketed under the BANESTO brand, although the funds are managed by SCH Gestión, S.G.I.I.C., S.A.and SCH Pensiones EGPF, S.A. ("SCH Gestión" and "SCH Pensiones", respectively), in each one of which the Banesto Group has a 20% stake and SCH 80%. These funds had assets valued at 8,600 million euros on 31st December 2001, an increase of 14.7% on the previous financial year. in spite of the considerable drop in the listings on the stock markets during 2001, the BANESTO Group obtained 150.6 million euros in revenue from commissions generated by pension and investment funds, only 2.2% lower than the figures obtained in 2000. Likewise, SCH Pensiones managed nine pension funds and 29 pension plans, with a total of 1,100 million euros in assets on 31st 2001. SCH Pensiones offers a wide variety of personalized schemes for different age groups, income levels and tax profiles.

Credit and debit cards. BANESTO provides its customers a wide variety of electronic payment services. During the first six months of 2002, the revenue obtained from electronic payment services increased more than 20%. The management team at the bank considers there are growth opportunities in the business area of electronic payment services and that these services will have an important role in the efforts by BANESTO to achieve customer loyalty.

Insurance. The BANESTO Group provides life, savings, home and car insurance products through its subsidiary Compañia Aseguradora BANESTO Seguros, S.A., marketing these products through the Group's network of branches. On 31st December 2001, BANESTO Seguros had issued more than 350,000 insurance policies. In 2001, the revenue from premiums came to more than 381.9 million euros, and the before tax profit 12.2 million euros.

Consumer loans. BANESTO provides a wide range of consumer loan products, such as loans to purchase cars and to acquire long life products, such as home appliances. In recent years, BANESTO has established relations with nearly 800 car dealers to finance their customers.

Wholesale Banking

The wholesale banking division at BANESTO Group performs corporate banking activities, at national and international level, and global treasury and capital market activities. In line with its general strategy of concentration on retail banking, BANESTO does not consider the weight of its wholesale banking division will increase in comparison with the rest of the Group.

Corporate Banking. The Group offers short, medium and long term financing services, bill discounting, financing for overseas trade, electronic banking and management of collection for large companies, mainly through its three branches specialized in that sector in Madrid, Barcelona and Bilbao. In 2001, the loans in the area of corporate banking amounted to 25.6%, until reaching 4,700 million euros, and the bank guarantee area increased 21.6% to the figure of 3,900 million euros. The Group entered into 17 financing agreements for projects with investments of more than 600 million euros in 2001. As to its customer orientation policy, BANESTO increased the number of advisors in that area by more than double during 2001, now reaching the figure of 45 accounts managers in order to provide personalized services to the nearly 375 economic groups that division of the Group serves.

International Banking. Within the plan to reorient operations by the Group toward the national banking sector, the management team has decided to significantly reduce the presence of the Group outside Spain, limiting its international banking activities essentially to those required to attend to Spanish customers abroad, above all by financing commercial activities and providing international private banking services. The international banking unit also provides aid to develop the Group business with its national customers in the areas of corporate banking, treasury and capital markets. The Group carries out its international banking activities through its central offices in Madrid, a specialized branch in New York and representative offices in another six countries.

Treasury and capital markets. The Treasury and Capital Markets unit provides the usual services and products in this sector, and personalized products and services to manage risk, already created by the Group or by third parties, on the Group customer base. Through that unit, the Group acts as a market maker on the Spanish government debt market and operates on the interbank, the national and international fixed and variable yield markets, the currency markets and swaps markets, term contracts and other derivate instruments, on its own behalf as well as on that of its customers. BANESTO also carries out activities with currencies and derivates to manage interest rate risks and the exchange rate of its customers. The Group performs operations with variable yield securities on behalf of its individual and institutional customers and on its own behalf through its broker subsidiary BANESTO Bolsa.

The geographic distribution of the origin of the balances of the main chapters of the profit and loss accounts, as well as the detail of those balances according to the nature of the operations generating them, is shown in the following tables:

a) Geographic Distribution

	Thousands of Euros			
	30-06-02	30-06-01 (*)	2001	2000
Interest and related yields				
Spain	917,708	1,049,033	2,030,745	1,868,495
Rest of Europe	0	109,011	164,423	172,262
America	24,176	30,490	51,491	51,075
	941,884	1,188,534	2,246,659	2,091,832
Yield from the variable yield				
portfolio	19,795	7,489	15,737	20,239
Spain				
	19,795	7,489	15,737	20,239
	253,251	246,112	490,753	498,823
Commissions received	-	1,442	2,435	775
Spain	2,711	1,132	2,362	1,387
Rest of Europe				
America	255,962	248,686	495,550	500,985
	5,661	5,420	9,629	20,159
Other operating products	-	-	31	138
Spain	110	-	90	24
Rest of Europe				
America	5,771	5,420	9,750	20,321
Interest and related charges	401,414		1,110,359	1,018,313
Spain	-	570,075	147,950	166,246
Rest of Europe	60,860	104,809	34,238	24,476
America		50,675		
	462,274		1,292,547	1,209,035
		725,559		
	22,269		37,180	30,838
Results from financial operations	400	22,057	3,371	-532
Spain	649	2,914	5	-16
Rest of Europe		20		
America				
	23,318	24,991	40,556	30,290

(*) Non audited data in June 2001.

b) Nature of the operations

	Thousands of Euros			
	30-06-02	30-06-01 (*)	2001	2000
Interest and related yields				
From Bank of Spain and other central	5,728	8,735	16,387	14,129
banks	101,958	253,423	414,117	447,242
From lending institutions	199,145	229,017	446,632	565,327
From fixed yield portfolio	605,235	668,948	1,309,071	1,058,328
From customer loans	29,818	28,411	60,452	6,806
Other products				
	941,884	1,188,534	2,246,659	2,091,832
Commissions received	20,972	18,971	39,776	34,591
From contingent liabilities	115,518	105,722	214,470	202,654
From collection and payment services	99,582	109,305	212,381	239,673
From securities services	19,890	14,688	28,923	24,067
From other operations				
	255,962	248,686	495,550	500,985
Interest and related charges	14,812	28,867	51,533	91,219
From Bank of Spain	123,096	231,998	396,293	453,975
From lending institutions	234,564	376,556	673,381	583,715
From creditors	26,452	24,041	43,888	37,860
From debentures and other negotiable	43,940	39,647	81,435	12,230
securities	19,410	24,450	46,017	30,036
Cost imputable to pension funds				
constituted	462,274	725,559	1,292,547	1,209,035
Other interests				
	-72,770	-6,578	9,811	5,253
	4,996	519	655	-5,791
Results of financial operations	1,486	1,851	-27,059	-14,226
From fixed yield negotiation portfolio	7,600	6,550	16,051	4,720
From fixed yield investment portfolio				
From variable yield portfolio				
From sale of financial assets	45,040	1,777	3,096	-11,935
From futures operations with securities	29,696	7,575	13,649	22,387
and interest rates:	-134	209	51	-96
In financial futures	-3,935	-1,289	-3,082	-1,668
In options	5,949	-82	5,664	16,313
In term operations settled by	3,410	10,513	18,895	13,731
differences	1,980	3,946	2,825	1,602
Assignments to provisions				
In other futures operations	23,318	24,991	40,556	30,290
From exchange differences				
From creditors on securities				

(*) Non audited data in June 2001.

98

c) Detail of the results by business

The following is a table showing the distribution and growth of the ordinary margin on 30th June 2002 by business areas, prepared with analytical criteria from the existing management information.

Millones de Euros

Ordinary Margin			
Business	**30-06-02**	**30-06-01**	**% Interannual Variation**
Commercial	595	563	5.7%
Corporative	50	39	26.1%
International	16	18	-9.9%
Markets	31	35	-12.2%
Corporate activities	48	50	-3.5%
	740	705	4.9%

80% of the origin margin is generated by the retail business and 7% by Corporate Banking. Thus, 87% is from domestic customers in line with the bank's orientation on the national market, with a special concentration on the retail business. The international and markets business represents 6% of the total.

d) Distribution of the balance sheet by currency and location

The following table shows the breakdown of the balance sheet for financial years 2000 and 2001, for 30th June 2002 and 30th June 2001 (not audited), according to the currency in which the operations are recorded and according to their geographic location.

99

Distribution of the Balance Sheet by Currency and Location

CURRENCY
FOREIGN NEGOTIATION

TOTAL
FOREIGN CURRENCY

NATIONAL
BUSINESS IN SPAIN

ASSETS	30,06,02	30.06.01(*)	2001	2000	30,06,02	30.06.01(*)	2001	2000	30,06,02	30.06.01(*)	2001	2000	30,06,02	30.06.01(*)	2001	2000	30,06,02	30.06.01(*)	2001	20
Cash and deposits in Central Banks	288.8	278.0	393.6	335.2	285.0	274.0	389.6	331.3	3.8	4.0	4.0	3.9	288.5	277.8	393.2	335.0	0.3	0.2	0.4	0.
Government debt	3,592.7	4,296.1	3,876.6	6,121.0	3,592.7	4,296.1	3,876.6	6,121.0	-	-	-	-	3,592.7	4,296.1	3,876.6	6,121.0	-	-	-	-
Lending Institutions	7,314.0	9,018.5	6,758.3	9,036.8	6,295.5	6,967.7	5,591.0	7,014.5	1,018.5	2,050.8	1,167.3	2,022.3	6,490.1	7,861.1	6,197.6	7,615.5	823.9	1,156.9	560.7	1,42
Loans to customers	24,955.4	22,406.7	23,597.4	20,621.3	23,181.8	20,444.3	21,510.3	18,757.2	1,773.6	1,962.4	2,087.1	1,864.1	24,273.7	21,525.1	22,953.9	20,011.4	681.7	881.6	643.4	609
Bonds and other fixed yield securities	4,556.7	3,492.1	4,721.5	3,383.5	4,323.5	3,003.9	4,400.7	2,927.3	233.2	488.2	320.8	456.2	4,519.0	3,386.3	4,668.0	3,274.8	37.7	105.8	53.5	108
Shares and other variable yield securities	796.5	247.0	283.7	273.9	796.5	247.0	283.7	273.9	-	-	-	-	796.5	247.0	283.7	273.9	-	-	-	-
Stakes	27.4	22.4	26.3	21.7	27.4	22.4	26.3	21.7	-	-	-	-	27.4	22.4	26.3	21.7	-	-	-	-
Stakes in Group companies	439.1	377.9	419.7	365.7	437.9	376.3	418.2	365.7	1.2	1.6	1.5	-	437.9	376.6	418.5	365.7	1.2	1.3	1.2	-
Intangible assets	65.0	28.6	61.4	28.7	64.9	28.6	61.3	28.7	0.1	-	0.1	-	62.9	28.3	61.3	28.7	2.1	0.3	0.1	-
Consolidation Goodwill	4.5	12.6	4.9	15.1	4.5	12.6	4.9	15.1	-	-	-	-	4.5	12.6	4.9	15.1	-	-	-	-
Tangible assets	799.9	857.3	844.7	898.8	797.7	854.6	842.3	896.3	2.2	2.7	2.4	2.5	797.5	854.6	842.2	896.3	2.4	2.7	2.5	2.
Other assets	3,641.2	2,676.5	2,779.8	2,439.8	3,461.6	2,508.4	2,612.2	2,365.1	179.6	168.1	167.6	74.7	3,639.6	2,150.8	2,779.4	2,430.3	1.6	525.7	0.4	9.
Timing accounts	988,3	867.8	921.3	838.9	909.7	787.4	832.9	705.0	78.6	80.4	88.4	133.9	927.9	808.4	911.3	785.0	60.4	59.4	10.0	53
Losses from consolidated companies	199.0	305.4	232.4	216.5	199.0	305.4	232.4	216.5	-	-	-	-	190.5	297.2	224.2	216.5	8.5	8.2	8.2	-
TOTAL ASSETS	47,668.5	44,886.9	44,921.5	44,596.9	44,377.7	40,128.7	41,082.3	40,039.3	3,290.8	4,758.2	3,839.2	4,557.6	46,048.7	42,144.3	43,641.1	42,390.9	1,619.8	2,742.1	1,280.4	2,20

CONSOLIDATED BALANCE SHEET 30/06/01 AND 31/12/00 (Millions of Euros)

TOTAL

CURRENCY FOREIGN CURRENCY NATIONAL BUSINESS IN SPAIN

FOREIGN NEGOTIATION

LIABILITIES	30,06,02	30,06,01(*)	2001	2000	30,06,02	30,06,01(*)	2001	2000	30,06,02	30,06,01(*)	2001	2000	30,06,02	30,06,01(*)	2001	2000	30,06,02	30,06,01(*)	2001	20(
Lending Institutions	9,549.0	10,030.1	10,768.2	13,045.5	8,698.0	7,754.5	9,203.7	10,495.6	851.0	2,275.6	1,564.5	2,549.9	8,976.3	8,843.3	10,252.2	11,898.8	572.7	1,186.8	516.0	1,14
Customer debit	25,851.7	25,652.7	24,538.5	23,447.5	24,080.2	23,932.9	22,883.6	21,832.3	1,771.5	1,719.8	1,654.9	1,615.2	25,033.8	21,837.0	23,958.5	21,122.9	817.9	3,815.7	580.0	2,32
Customer debit represented by negotiable securities	2,681.6	1,162.3	1,235.4	653.3	2,628.6	926.1	1,179.4	426.1	53.0	236.2	56.0	227.2	1,125.0	-	-	-	1,556.6	1,162.3	1,235.4	653
Other liabilities	2,469.9	1,339.1	1,682.1	1,162.2	2,296.1	1,288.2	1,580.8	1,116.7	173.8	50.9	101.3	45.5	2,467.0	1,335.7	1,681.4	1,161.3	2.9	3.4	0.7	0.
Timing accounts	982.6	772.1	669.6	738.1	864.7	654.0	595.0	620.8	117.9	118.1	74.6	117.3	928.6	642.3	651.1	678.1	54.0	129.8	18.5	60
Provisions for risks and charges	2,698.1	2,497.9	2,742.0	2,480.5	2,687.8	2,494.4	2,738.5	2,476.9	10.3	3.5	3.5	3.6	2,697.7	2,496.8	2,741.6	2,480.1	0.4	1.1	0.4	0.
Negative consolidation difference	20.0	5.0	5.0	5.0	20.0	5.0	5.0	5.0	-	-	-	-	20.0	5.0	5.0	5.0	-	-	-	-
Consolidated profit from financial year	241.1	225.1	430.9	390.3	235.9	220.4	421.8	379.8	5.2	4.7	9.1	10.5	235.9	220.8	422.0	385.9	5.2	4.3	8.9	4.
Subordinate liabilities	634.7	719.6	698.2	669.4	152.5	152.4	152.4	152.5	482.2	567.2	545.8	516.9	634.7	719.6	698.2	669.4	-	-	-	-
Minority interests	83.1	92.3	83.2	82.9	83.1	92.3	83.2	82.9	-	-	-	-	5.5	5.7	5.6	5.6	77.6	86.6	77.6	77
Capital subscribed	1,335.6	1,409.1	1,335.6	1,409.1	1,335.6	1,409.1	1,335.6	1,409.1	-	-	-	-	1,335.6	1,409.1	1,335.6	1,409.1	-	-	-	-
Issue Premium	-	0.0	-	-	-	-	-	-	-	-	-	-	0.0	0.0	-	-	-	-	-	-
Reserves	968.1	849.7	595.6	394.1	968.1	849.7	595.6	394.1	-	-	-	-	968.1	849.7	595.6	394.1	-	-	-	-
Reserves in consolidated companies	153.0	131.9	137.2	119.0	153.0	131.9	137.2	119.0	-	-	-	-	152.4	131.3	136.6	118.6	0.6	0.6	0.6	0.
TOTAL LIABILITIES	47,668.5	44,886.9	44,921.5	44,596.9	44,203.6	39,910.9	40,911.8	39,510.8	3,464.9	4,976.0	4,009.7	5,086.1	44,580.6	38,496.3	42,483.4	40,328.9	3,087.9	6,390.6	2,438.1	4,26

(*) Non audited data in June 2001.

101

The evolution and detail of the subordinate liabilities may be considered in point IV.3.5. of this Prospectus. These are from issues of bonds that are subordinate in nature and that, for the purposes of creditor preference, are located after all the common creditors; none of them is convertible to shares in the Bank and they are guaranteed by Banco Español de Crédito, S.A., where the funds obtained from them are deposited. The amount charged to results as the cost of the subordinate financing in financial year 2001 amounted to 45,952 thousand euros, and in the first semester of 2002, to 19,401 thousand euros.

e) Detail of the balance sheet and profit statement by companies

A series of four tables is now provided that break down the balance sheet as well as the profit and loss accounts in financial year 2001, and for the first semester of 2002, among the main companies in the Group.

From these one may see the important weight Banco Español de Crédito, S.A. has on the Group figures, as its assets represent practically all the assets of the Group, the net result of which, on 31st December 2001, is 87.6% of the consolidated net profit of the Group, and on 30th June 2002, 89.2%.

BALANCE SHEET ON 31-12-2001 BY COMPANIES
Millions of Euros

ASSETS	BANESTO	BANCO VITORIA	BANDESCO	BANESTO BOLSA	Banesto Issuing Bank	Rest of companies	Adjustments and eliminations	Consolidated
Cash and deposits at central banks	363.8	14.6	0.7	-	-	14.5	-	393.6
Government debt	3,798.4	63.8	12.6	0.5	-	1.3	-	3,876.6
Lending institutions	6,814.6	425.8	188.1	183.8	4,364.6	2,434.8	-7,653.4	6,758.3
Customer loans	23,184.7	986.3	13.7	12.0	426.8	-	1,026.2	23,597.3
Bonds & other variable yield securities	8,956.5	136.9	42.2	-	-	1.6	-4,415.7	4,721.5
Shares & other variable yield stock	140.7	2.2	1.1	75.7	-	62.4	-1.5	283.6
Stakes	5.3	2.7	-	-	-	18.8	-0.5	26.3
Stakes in group companies	1,086.1	2.7	0.8	-	-	366.6	-1,036.5	419.7
Intangible assets	59.0	-	-	0.2	-	3.4	-1.1	61.5
Goodwill in consolidation	-	-	-	-	-	-	4.9	4.9
Tangible assets	793.4	26.5	1.3	0.2	-	49.5	-26.2	844.7
Other assets	2,958.7	31.9	2.8	11.1	732.5	.14.5	-971.7	2,779.8
Accrual accounts	928.3	7.8	1.2	0.5	-	109.9	-126.5	921.3
Losses from consolidated companies	-	-	-	-	-	-	232.4	232.4
Consolidatul losses for year	-	-	-	-	-	19.4	-19.4	0.0
TOTAL ASSETS	**49,089.5**	**1,701.2**	**264.5**	**284.0**	**5,097.1**	**3,523.5**	**-14,678.3**	**44,921.5**
LIABILITIES								
Lending institutions	15,187.0	552.7	55.1	198.5	-	295.9	-5,521.4	10,768.2
Customer funds	25,737.3	957.4	138.1	4.8	-	128.2	-2,472.3	24,538.5
Marketable debt securities	-	-	-	-	4,700.0	1,235.4	-4,700.0	1,235.4
Other liabilities	1,947.2	24.7	12.1	10.6	367.6	22.4	-711.5	1,682.1
Accrual accounts	702.2	17.9	6.0	2.3	0.1	142.8	-201.8	669.6
Provisions for risks and charges	2,695.4	36.4	3.6	0.4	-	37.6	-31.4	2,742.0
Negative difference in consolidation	-	-	-	-	-	-	5.0	5.0
Consolidated profit for year	369.4	11.6	0.2	8.9	0.2	57.5	-16.9	430.9
Subordinated financing	698.2	-	-	-	-	691.4	-691.4	698.2
Minority interests	-	-	-	-	-	-	83.2	83.2
Capital subscribed	1,335.6	28.8	12.6	4.9	19.2	424.7	-490.2	1,335.6
Issue premiums	-	17.5	3.6	-	8.8	275.4	-305.3	0.0
Reserves	416.8	54.2	33.2	53.6	1.2	335.9	-299.3	595.6
Reserves in consolidated companies	-	-	-	-	-	-	137.2	137.2
Results from previous years	-	-	-	-	-	-132.7	132.7	0.0
TOTAL LIABILITIES	**49,089.5**	**1,701.2**	**264.5**	**284.0**	**5,097.1**	**3,523.5**	**-14,678.3**	**44,921.5**

The fundamental reason why the consolidated total assets are less than those of theBank is the elimination in the consolidation process of the promissory notes issued by Banesto Banco Emisiones and subscribed by Banesto, as well as the deposits the former made in the latter of the funds attracted by issue of the promissory notes.

/102

BALANCE SHEET ON 30-06-2002 BY COMPANIES
Millions of Euros

ASSETS	BANESTO	BANCO VITORIA	BANDESCO	BANESTO BOLSA	Banesto Issuing Bank	Rest of companies	Adjustments and eliminations	Consolidated
Cash and deposits at central banks	275.1	13.3	0.4	-	-	0.0	-	288.8
Government debt	3,397.8	66.9	21.7	0.5	-	105.8	-	3,592.7
Lending institutions	7,187.9	345.2	162.5	49.1	4,397.3	2,927.4	-7,755.4	7,314.0
Customer loans	24,531.6	1,009.3	12.5	8.2	-	316.4	-922.6	24,955.4
Bonds & other variable yield securities	8,955.5	217.3	41.1	-	-	2.6	-4,669.8	4,556.7
Shares & other variable yield stock	698.8	2.4	1.1	76.3	-	17.9	-	796.5
Stakes	5.3	2.9	-	-	-	18.6	0.6	27.4
Stakes in group companies	1,150.1	3.0	0.7	-	-	364.1	-1,078.8	439.1
Intangible assets	58.2	0.4	-	0.3	-	20.8	-14.7	65.0
Goodwill in consolidation	-	-	-	-	-	0.0	4.5	4.5
Tangible assets	754.8	25.2	1.1	0.2	-	44.5	-25.9	799.9
Other assets	3,665.2	21.3	2.2	196.3	255.6	46.2	-545.6	3,641.2
Accrual accounts	1,004.1	9.9	1.5	0.2	364.9	195.8	-588.1	988.3
Losses from consolidated companies	-	-	-	-	-	0.1	198.9	199.0
Consolidated losses for year								
TOTAL ASSETS	**51,684.4**	**1,717.1**	**244.8**	**331.1**	**5,017.8**	**4,070.2**	**-15,396.9**	**47,668.5**
LIABILITIES								
Lending institutions	14,032.7	510.2	55.7	20.4	-	308.0	-5,378.0	9,549.0
Customer funds	27,280.3	999.0	116.0	35.2	-	79.9	-2,658.7	25,851.7
Marketable debt securities	1,125.0	-	-	-	4,700.0	1,715.5	-4,858.9	2,681.6
Other liabilities	2,542.9	31.8	11.9	209.1	255.6	59.0	-640.4	2,469.9
Accrual accounts	1,104.0	24.6	7.0	1.7	-	228.1	-382.8	982.6
Provisions for risks and charges	2,632.0	31.3	3.6	0.4	0.2	35.7	-5.1	2,698.1
Negative difference in consolidation	-	-	-	-	-	0.0	20.0	20.0
Consolidated profit for year	211.0	8.1	1.0	4.2	0.2	23.0	-6.4	241.1
Subordinated financing	634.6	-	-	-	-	662.4	-662.3	634.7
Minority interests	-	-	-	-	-	0.0	83.1	83.1
Capital subscribed	1,335.6	28.8	12.6	4.9	21.6	451.8	-519.7	1,335.6
Issue premiums	-	17.5	-	-	38.8	290.1	-346.4	-
Reserves	786.3	65.8	37.0	55.2	1.4	188.9	-166.5	968.1
Reserves in consolidated companies	-	-	-	-	-	27.8	125.2	153.0
Results from previous years								
TOTAL LIABILITIES	**51,684.4**	**1,717.1**	**244.8**	**331.1**	**5,017.8**	**4,070.2**	**-15,396.9**	**47,668.5**

The fundamental reason why the consolidated total assets are less than those of the Bank is the elimination in the consolidation process of the promissory notes issued by Banesto Banco Emisiones and subscribed by Banesto, as well as the deposits the former made in the latter of the fund s attracted by issue of the promissory notes.

INCOME STATEMENT 2001 BY COMPANIES

MILLIONS OF EUROS	BANESTO	BANDESCO	BANCO VITORIA	BANESTO BOLSA	Banesto Issuing Bank	Rest	Equivalence and adjustments	TOTAL
Financial products	2,330.6	12.9	86.2	5.9	123.4	145.5	-442.1	2,262.4
Financial costs	1,413.4	9.0	55.1	4.2	122.8	114.9	-426.9	1,292.5
TRADING MARGIN	917.2	3.9	31.1	1.7	0.6	30.6	-15.2	969.9
Net commissions	362.6	3.6	14.4	12.8	-0.1	21.7	5.4	420.4
Result from financial operations	39.2	-	0.8	5.4	-	-0.1	-4.7	40.6
ORDINARY MARGIN	1,319.0	7.5	46.3	19.9	0.5	52.2	-14.5	1,430.9
Personnel expenses	516.2	3.4	15.2	5.4	-	10.4	-1.1	549.5
General expenses and taxes	175.3	2.5	7.1	1.9	0.2	12.2	-3.0	196.2
Other products	7.5					6.5	-4.3	9.7
Other costs	34.0		0.5			0.3	0.1	34.9
Amortizations	78.7	0.7	2.4			2.6	-0.6	83.8
GROSS OPERATING PROFIT	522.3	0.9	21.1	12.6	0.3	33	-14.2	576.2
Extraordinary profit	101.1	1.0	3.9	0.2		28.4	-6.2	128.4
Extraordinary losses	74.2	0.6	4.6			17.2	2.2	98.8
Results of group operations	0.5					1.8	60.3	62.6
Insolvencies and country risk	141.3	-1.2	4.7			0.8	1.1	146.7
Write-offs and loan loss provisions	-30.1	0.0				0.2	30.6	0.7
PROFIT BEFORE TAX	438.5	2.5	15.7	12.8	0.3	45	6.0	521.0
Company Tax	69.1	2.3	4.1	4.4	0.1	7	2.7	89.9
NET PROFIT	369.4	0.2	11.6	8.4	0.2	38	3.1	431.1
Minority interests							9.1	9.1
Group interests	369.4	0.2	11.6	8.4	0.2	38	-6.0	422.0

INCOME STATEMENT 30.06.2002 BY COMPANIES

MILLIONS OF EUROS	BANESTO	BANDESCO	BANCO VITORIA	BANESTO BOLSA	Banesto Issuing Bank	Rest	Equivalence and adjustments	TOTAL
Financial products	1,019.7	4.7	38.3	2.1	86.8	69.0	-258.9	961.7
Financial costs	559.4	3.4	21.8	0.6	86.3	53.7	-262.9	462.3
TRADING MARGIN	460.3	1.3	16.5	1.5	0.5	15.3	4.0	499.4
Net commissions	191.9	1.4	7.4	5.8	-0.1	11.0		217.4
Result from financial operations	13.5		0.2	3,0	0.1	7.2	-0.7	23.3
ORDINARY MARGIN	665.7	2.7	24.1	10.3	0.5	33.5	3.3	740.1
Personnel expenses	257.0	1.2	7.5	2.8		5.7	-1.0	273.2
General expenses and taxes	82.7	0.7	3.3	1.1	0.2	5.2	-0.2	93.0
Other products	4.7		0.1			3.2	-2.2	5.8
Other costs	14.6		0.2					14.8
Amortizations	44.4	0.1	1.1			1.8	-0.3	47.1
GROSS OPERATING PROFIT	271.7	0.7	12.1	6.4	0.3	24.0	2.6	317.8
Extraordinary profit	117.2	0.4	3.6			3.9	-23.1	102.0
Extraordinary losses	58.5		3.3			4.1	0.8	66.7
Results of group operations						2.7	18.3	21.0
Insolvencies and country risk	56.5	0.1	2.1			-1.0	-0.8	53.9
Write-offs and loan loss provisions						1.6	0.5	2.1
PROFIT BEFORE TAX	273.9	1.0	10.3	6.4	0.3	25.9	-2.7	315.1
Company Tax	62.9		2.2	2.2	0.1	2.9	3.7	74.0
NET PROFIT	211.0	1.0	8.1	4.2	0.2	23.0	-6.4	241.1
Minority interests							4.6	4.6
Group interests	211.0	1.0	8.1	4.2	0.2	23.0	-11.0	236.5

105

IV.1.2. Positioning in relation to the Institution or Group within the Banking Sector

The Banco Español de Crédito Group is one of the main financial groups in the Spanish Banking Sector.

On 31st December 2001, its market quotas, in the banking sector as well as in the Spanish financial sector, were as follows:

	Quota by banking sector	Quota of financial system
Loan investment	7.21%	4,03%
Customer funds	7.42%	4,04%
Investment funds	7.22%	4,76%

Source: A.E.B., CECA, Own Preparation

The following are the most significant data on similar Spanish banking Groups, on 31st December 2001, the last date on which there is audited data for such groups.

(*) Millions of Euros	BANESTO Group	BBVA Group	POPULAR Group	BANKINTER Group
TOTAL ASSETS	44,921	309,246	37,396	21,444
CUSTOMER LOANS (1)	23,597	150,220	27,368	14,691
EXTERNAL FUNDS (2)	26,472	199,486	25,865	15,369
NET ACCOUNTING ASSETS (3)	2,258	13,314	2,296	752
PROFIT FROM YEAR	431	3,009	614	109
- For the Group	422	2,363	565	98
BRANCH NETWORK (4)	1,732	8,288	2,144	282
AVERAGE STAFF	11,154	98,588	12,309	2,959
RATIOS				
- ROE	20.82	21.9	27.65	14.30
- General expenses ordinary administration/management	52.11	50.4	37.20	55.08
- Default rates	0.85	1.71	0.80	0.29
- Default coverage	234.7	221.6	197.7	399.2

(1) Net of provision funds for insolvencies
(2) External funds = Debits to customers + Debits represented by securities + Subordinate financing
(3) Net of own shares and after applying the financial year. Does not include minority interests
(4) In Spain and abroad
(*) According to data published by the actual banks.

IV.1.3. Financial information on the main Institutions in the Group

The leading company in the consolidated Group is Banesto. The Group is complemented by Banco de Vitoria and Banco del Desarrollo Económico Español, S.A. "Bandesco". The latter entity trades under the name "Banesto Banca Privada", by which it will be identified in this Prospectus.

Banesto Bolsa, Banesto Seguros and Inmobiliaria Urbis form the rest of the most important subsidiaries.

As to Corporación Industrial y Financiera de Banesto, S.A., it was excluded from stock market listing in the first semester of 2000, after the relevant public offer to acquire shares.

Since then, the Corporation has continued its process of divestment and its non monetary assets are now residual and mainly in real estate.

As to Banesto Banco de Emisiones, S.A., its role within the Banesto Group basically consists of acting as a financial vehicle for it by attracting funds through issue of promissory notes which, once subscribed by Banco Español de Crédito, are later ceded to customers. These funds are lent to Banco Español de Crédito, S.A., which assigns them to finance the ordinary activity of the Group.

Banco de Vitoria, Bandesco and Banesto Bolsa perform their consolidation by the global integration method, while Banesto Seguros and Urbis are valued by the equivalence setting method.

The following are the most significant figures of the evolution during financial year 2001, the last date from which there are individual audited accounts of the companies stated and of the summarised financial statements in the last two years, as well as the first semester of 2002, compared with the same period in 2001.

BANCO DE VITORIA

BALANCE SHEET				INCOME STATEMENT			
	2001	2000	%		2001	2000	%
ASSETS	M. Euros	M. Euros	01/00		M. Euros	M. Euros	01/00
Cash, central banks and fixed yield	214.82	250.66	-14.30%	Trading margin	31.50	27.11	16.19%
Lending institutions	425.75	358.10	18.89%	Net commissions	14.37	13.93	3.16%
Customer loans	986.34	931.21	5.92%	Basic margin	45.51	41.04	10.89%
Securities portfolio	8.26	8.26	0.00%	Result of financial operations	0.8	0.79	1.27%
Others	66.13%	53.44	23.75%	Ordinary margin	46.31	41.83	10.71%
TOTAL	1,701.30	1,601.67	6.22%	Transformation costs	-24.33	-24.79	1.89%
				Other net results	-0.46	-0.52	-11.54%
LIABILITIES							
				Gross operating result	21.06	16.98	24.03%
Capital, reserves and results	112.15	102.38	9.54%	Write-offs (net)	-4.67	-1.73	169.94%
Lending institutions	552.70	459.94	20.17%	Extraordinary results	-0.71	-2.73	-73.99%
Customer debits	957.37	961.33	-0.41%				
Diverse accounts	79.08	78.02	1.36%	Profit before tax	15.68	12.52	25.24%
TOTAL	1,701.30	1,601.67	6.22%				
No. of employees	337	359		ROA	0.68%	0.60%	
No. of branches	72	76		ROE	11.53%	10.30%	

BALANCE SHEET				INCOME STATEMENT			
	30-06-2002	30-06-2001	%		30-06-2002	30-06-2001	%
ASSETS	M. Euros	M. Euros	06-02/06-01		M. Euros	M. Euros	06-02/06-01
Cash, central banks and fixed yield	297.45	297.42	0.01%	Trading margin	16.55	15.49	6.86%
Lending institutions	345.19	296.90	16.26%	Net commissions	7.34	7.14	2.77%
Customer loans	1,009.42	971.39	3.91%	Basic margin	23.89	22.63	5.57%
Securities portfolio	8.26	8.26	0.00%	Result of financial operations	0.241	0.40	-40.05%
Others	56.85	58.25	-2.41%	Ordinary margin	24.13	23.03	4.77%
TOTAL	1,717.17	1,632.22	5.20%	Transformation costs	-2.58%	-11.21	-10.92
				Other net results	-1.16	-1.54	-25.19%
LIABILITIES							
				Gross operating result	12.05	10.27	17.30%
Capital, reserves and results	120.22	109.68	9.61%	Write-offs (net)	-2.05	-2.25	-8.51%
Lending institutions	510.25	469.68	8.64%	Extraordinary results	0.32	0.326	-0.61%
Customer debits	998.99	962.00	3.84%				
Diverse accounts	87.71	90.86	-3.46%	Profit before tax	10.32	8.36	23.53%
TOTAL	1,717.17	1,632.22	5.20%				
No. of employees	323	351		ROA	0.95%	0.90%	
No. of branches	72	72		ROE	13.95%	13.82%	

108

Banco de Vitoria is a bank belonging to the Banesto Group, in which Banco Español de Crédito held a direct and indirect stake of 97.96% on 31st December 2001, which percentage it maintained on 30th June 2002.

This bank's activity mainly concentrates on commercial banking and it channels the activity by the Banesto Group in the Basque Country, the region where it has most of its branches. on 31st December 2001, it had 337 employees and 72 branches. On that date, its assets amounted to 3.8% of the total consolidated assets and its results 3% of the gross profit of the Group.

The lines of the balance sheet for financial year 2001 show the increase in typical activity and its consolidation as a financial institution in its area of influence and the profit statement shows a sustained growth rate in margins.

The loan investment increased 5.9% on the previous year, while the customer funds grew by 4.3%.

Contention of transformation expenses - which only grew 1.9% - allowed the operating margin to increase 24%.

The provisions for insolvencies were greater through the coverage provisions of the Statistical Fund. The default rate amounted to 0.34% compared with 0.46% in the previous year and the coverage level to 560.5% compared with 310.2% in 2000.

The final result came to 15.68 million euros, 25.2% higher than the preceding year, providing a ROA of 0.68% and a ROE of 11.53%.

The provisional before tax profit figures from the year were obtained on 30th June 2002, of 10.3% million euros, this being a 23.5% interannual increase, with a private evolution in all the margins of the profit statement, with growths of 4.8% in the ordinary margin and 17.3% in the operating margin. The net profit was located at 8.1 million euros, with a 10.5% increase.

BANESTO BANCA PRIVADA (BANDESCO)

BALANCE SHEET				INCOME STATEMENT			
	2001	2000	%		2001	2000	%
ASSETS	M. Euros	M. Euros	01/00		M. Euros	M. Euros	01/00
Cash, central banks and fixed yield	55.47	73.24	-24.26%	Trading margin	3.87	3.58	8.10%
Lending institutions	188.08	151.82	23.88%	.Net commissions	3.58	4.97	-27.97%
Customer loans	13.63	34.77	-60.80%	Basic margin	7.45	8.55	-12.87%
Securities portfolio	1.87	1.85	1.08%	Result of financial operations	0.05	0.50	-90.00%
Others	5.40	6.05	-10.74%	Ordinary margin	7.50	9.05	-17.13%
TOTAL	264.45	267.73	-1.23%	Transformation costs	-6.52	-7.87	-17.15%
				Other net results	0.00	-0.07	-100.00%
LIABILITIES							
				Gross operating result	0.98	1.11	-11.71%
Capital, reserves and results	49.57	49.32	0.51%	Write-offs (net)	0.56	1.30	-56.92%
Lending institutions	55.10	53.89	2.25%	Extraordinary results	0.98	-0.61	-260.66%
Customer debits	138.08	144.53	-4.46%				
Diverse accounts	21.70	19.99	8.55%	Profit before tax	2.52	1.80	40.00%
TOTAL	264.45	267.73	-1.23%				
No. of employees	36	58		ROA	0.86%	0.65%	
No. of branches	2	5		ROE	5.21%	3.72%	

BALANCE SHEET				INCOME STATEMENT			
	30-06-2002	30-06-2001	%		30-06-2002	30-06-2001	%
ASSETS	M. Euros	M. Euros	06-02/06-01		M. Euros	M. Euros	06-02/06-01
Cash, central banks and fixed yield	63.24	54.81	15.38%	Trading margin	1.29	2.01	-35.94%
Lending institutions	162.47	208.33	-22.02%	Net commissions	1.30	1.993	-34.57%
Customer loans	12.49	34.21	-63.48%	Basic margin	2.59	4.00	-35.26%
Securities portfolio	1.80	1.86	-3.34%	Result of financial operations	0.05	0.08	-44.58%
Others	4.79	7.07	-32.33%	Ordinary margin	2.64	4.09	-35.45%
TOTAL	244.78	306.28	**-20.08%**	Transformation costs	-1.97	-3.37	-41.35%
				Other net results	-0.09	-0.49	-80.62%
LIABILITIES							
				Gross operating result	0.57	0.23	143.16%
Capital, reserves and results	50.56	49.96	1.19%	Write-offs (net)	0.01	.037	-72.66%
Lending institutions	55.67	69.15	-19.50%	Extraordinary results	0.35	0.311	11.25%
Customer debits	115.99	167.32	-30.68%				
Diverse accounts	22.56	19.85	13.68%	Profit before tax	1.02	0.91	11.42%
TOTAL	244.78	306.28	**-20.08%**				
No. of employees	34	56		ROA	0.56%	0.63%	
No. of branches	2	5		ROE	2.84%	3.67%	

In June 2002, Bandesco, a company which is 99.3% owned by the Banesto Group, began to trade under the name of "Banesto Banca Privada". The Banesto Group proceeded to that change in order to encourage the private banking business and increase its presence in that segment. It has 36 employees and two branches to carry out its business.

Thus, the activity of the Bank in financial year 2001 was aimed at a selective, very specialised segment that requires less structure than a traditional bank. In this context, the business figures are gradually being adapted to that new orientation, which is shown on the balance sheet and profit statement. Its assets on 31st December 2001 amounted to 0.6% of the total consolidated assets and its results to 0.5% of the gross profit of the Group.

The total customer funds, including investment funds, managed portfolios and "SIMCAV" investment funds amounted to 388 million euros.

The volume of portfolios managed for customers came to 117 million euros, and "SIMCAV"s and investment funds to 174 million euros.

Due to all the foregoing, in financial year 2001 a drop was recorded across the board in all the items of the profit statement, except in the financial margin. Thus, the ordinary margin dropped by 17.1%, transformation costs 17.2% and the gross operating result 11.7%. However, lesser needs for correction and greater extraordinary results have allowed a 2.52 million euros result to be obtained in the financial year, 40% more than the previous year, that being a ROA of 0.86 and a ROE of 5.21%.

As already stated above in Chapter III, on 8th July 2002, the Boards of Directors of Banesto and Bandesco approved the Merger Project for both Companies. That operation will allow the resources of both companies that are being assigned to management of Private Banking to be used more effectively, thus improving profitability and efficiency.

In this context, the evolution of results during the first semester of 2002 continued the trend from 2001, with a drop in the financial and ordinary margins. However, the reduction in transformation costs led to an operating margin of 0.57 million euros, more than double that in the first semester of 2001. Lastly, the profit before tax rose to 1.02 million euros, 11.4% more than in June 2001

BANESTO BOLSA

BALANCE SHEET				INCOME STATEMENT			
	2001	2000	%		2001	2000	%
ASSETS	M. Euros	M. Euros	01/00		M. Euros	M. Euros	01/00
Cash, central banks and fixed yield	0.48	0.00		Trading margin	1,66	0,61	172,79%
Lending institutions	183.83	160.00	14.89%	Net commissions	12,78	20,73	-38,35%
Customer loans	12.03	7.57	58.92%	Basic margin	14,44	21,34	-32,31%
Securities portfolio	75.67	194.91	-61.18%	Result of financial operations	5,54	3,97	39,65%
Others	11.95	0.73	n/s	Ordinary margin	19,99	25,31	-21,03%
TOTAL	283.96	363.21	-21.82%	Transformation costs	-7,34	-6,26	17,17%
				Other net results			
LIABILITIES							
				Gross operating result	12.65	19.05	-33.58%
Capital, reserves and results	67.38	58.59	15.00%	Write-offs (net)			
Lending institutions	198.49	203.80	-2.61%	Extraordinary results	0.16	6,57	-97,64%
Customer debits	4.77	61.25	-92.21%				
Diverse accounts	13.32	39.57	-66.34%	Profit before tax	12,81	25,62	-50,01%
TOTAL	283.96	363.21	-21.82%				
No. of employees	64	54		ROA	4.21%	5.65%	
No. of branches	1	1		ROE	21,90%	46.41%	

BALANCE SHEET				INCOME STATEMENT			
	30-06-2002	30-06-2001	%		30-06-2002	30-06-2001	%
ASSETS	M. Euros	M. Euros	06-02/06-01		M. Euros	M. Euros	06-02/06-01
Cash, central banks and fixed yield	0,49	0,48	0,21%	Trading margin	1.45	0.65	124.61%
Lending institutions	49,11	88,75	-44,67%	Net commissions	5.55	6.984	-20.52%
Customer loans	8,35	18,14	-53,97%	Basic margin	7.00	7.63	-8.23%
Securities portfolio	76,30	184,57	-58,66%	Result of financial operations	3.17	4.21	-24.80%
Others	196.96	181.43	8.56%	Ordinary margin	10.17	11.84	-14.12%
TOTAL	331,19	473,36	-30.03%	Transformation costs	-3.70	-3.33	11.17%
				Other net results	-0.06	-0.6	11.17%
LIABILITIES							
				Gross operating result	6.41	8.45	-24.12%
Capital, reserves and results	66,48	67,15	-1,00%	Write-offs (net)	-0.05		n.a.
Lending institutions	20,45	145,34	-85,93%	Extraordinary results		0.112	-100.00%
Customer debits	35,20	69,71	-49,51%				
Diverse accounts	209,07	191,17	9,37%	Profit before tax	6.26	8.56	-25.68%
TOTAL	331,19	473,36	-30.03%				
No. of employees	66	58		ROA	4.41%	4.09%	
No. of branches	1	1		ROE	19.01%	27.23%	

Banesto Bolsa, the securities and stock market company of the Banesto Group, has 64 employees. Its total assets on 31st December 2001 amounted to 0.6% of the consolidated total assets and its results to 2.5% of the net profit of the Group.

Its level of activity during financial year 2001 and profit generation took place in a scenario of uncertainty and high volatility on the markets that affected their behaviour, made more acute by the events of September.

The volume of intermediation (third party operations channelled through the company) by Banesto Bolsa was 22.74% lower than that in financial year 2000, at 26,742 million euros.

The financial margin doubled that of the preceding financial year. However, the lower level of activity in transactions caused by investor reluctance to the higher risk markets, generated less revenue from commissions than the previous year, although, in spite of this, they amounted to 12.78 million euros. The ordinary margin lay at 19.99 million euros, 21.04% lower than the previous year. The before tax profit was 12.82 million euros, one third lower than in 2000, without considering the extraordinary revenue from financial year 2000. This provides a ROA of 4.21% and a ROE of 21.90%.

During the first semester of 2002, the evolution of Banesto Bolsa continued to be unaffected by the general behaviour of the markets, which has led to figures showing lower results than the previous year. Thus, its ordinary margin on 30th June 2002 came to 10.2 million euros, 14% less than the previous year, and the before tax profit was 6.4 million euros.

BANESTO SEGUROS

BALANCE SHEET				INCOME STATEMENT			
	2001	**2000**	%		**2001**	**2000**	%
ASSETS	**M. Euros**	**M. Euros**	01/00		**M. Euros**	**M. Euros**	01/00
Cash, central banks and fixed yield	0.16	0.35	-54.29%	Trading margin	30.21	28.67	5.37%
Lending institutions				Net commissions	-14.95	-12.05	24.07%
Customer loans	2.39	8.32	-71.27%	Basic margin	15.26	16.62	-8.18%
Securities portfolio	1.908.37	1.737.54	9.83%	Result of financial operations			
Others	28.64	23.34	22.71%	Ordinary margin	15.26	16.62	-8.18%
TOTAL	1.939.56	1.769.55	9.61%	Transformation costs	-3.46	-3.91	-11.51%
				Other net results			
LIABILITIES							
				Gross operating result	11.80	12.71	-7.16%
Capital, reserves and results	50.77	50.59	0.36%	Write-offs (net)			
Lending institutions				Extraordinary results	0.34		
Customer debits	1.859.41	1.700.56	9.34%				
Diverse accounts	29.38	18.40	59.67%	Profit before tax	12.14	12.71	-4.48%
TOTAL	1.939.56	1.769.55	9.61%				
No. of employees	31	30		ROA	0.66%	0.81%	
No. of branches	1	1		ROE	26.79%	26.16%	

BALANCE SHEET				INCOME STATEMENT			
	30-06-2002	**30-06-2001**	%		**30-06-2002**	**30-06-2001**	%
ASSETS	**M. Euros**	**M. Euros**	**06-02/06-01**		**M. Euros**	**M. Euros**	**06-02/06-01**
Cash, central banks and fixed yield				Trading margin	15.88	14.23	11.59%
Lending institutions				Net commissions	-8.94	-6.918	29.21%
Customer loans	10.06	10.54	-4.58%	Basic margin	6.94	7.31	-5.09%
Securities portfolio	1.528.77	1.245.09	22.78%	Result of financial operations			
Others	515.34	643.72	-19.94%	Ordinary margin	6.94	7.31	-5.09%
TOTAL	2.054.16	1.899.35	8.15%	Transformation costs	-1.79	-1.95	-7.86%
				Other net results			
LIABILITIES							
				Gross operating result	5.15	5.37	-4.08%
Capital, reserves and results	52.58	52.52	0.11%	Write-offs (net)			
Lending institutions				Extraordinary results			
Customer debits	1.506.52	1.220.77	23.41%				
Diverse accounts	495.06	626.05	-20.92%	Profit before tax	5.15	5.37	-4.08%
TOTAL	2.054.16	1.899.34	8.15%				
No. of employees	32	31		ROA	0.52%	0.59%	
No. of branches	1	1		ROE	19.92%	20.82%	

Banesto Seguros is the insurance company of the Banesto Group. It has 31 employees and is consolidated by the equivalence setting method, so its assets are not integrated in the consolidated Group. Its results on 31st December 2001 represented 2.3% of the gross profit of the Group.

The company's activity basically concentrates on providing coverage for the insurance products distributed by the commercial network. During financial year 2001, important increases on billing were recorded compared with the previous year. In life risk it has grown 13% and in non life 22%.

The technical provisions came to 1,859 million euros, which was a 9.3% increase.

Its before tax profit was 12.1 million euros, 4.5% less than the preceding year. This provided a ROA of 0.66% and a ROE of 26.78%.

That drop in results, apparently contradicting the increase in billing, was due to the greater volume of commissions ceded to Banco Español de Crédito for marketing insurance, that rose to 15.72 million euros in 2001, compared with 12.21 million euros in 2000. When these amounts are included in the accounts of Banesto Seguros, a more adequate indicator of the company's evolution may be obtained. Thus, the ordinary total margin generated by Banesto Seguros in 2001 would be 31 million euros, with a 7.5% increase on the figure generated the previous year (28.8 million euros). Likewise, the gross profit plus the commissions ceded came to 27.86 million euros, compared with 24.92 thousand euros in 2000, an increase of 11.7%.

During the first semester of 2002, the company has continued its progression that, after recording annual growths in the life risk and non risk billing of 12.6% and 21.2% respectively, obtained a before tax profit of 5.1 million euros which, although 4% lower than that recorded the previous year, is due to an increase of approximately in the commissions ceded to the Bank.

Considering the gross profit plus the commissions ceded to the Bank, just as done for financial year 2001, the aggregate on 30th June 2002 amounts to 14.1 million euros, with an increase of 14.7% on the figure for June 2001.

INMOBILIARIA URBIS

BALANCE SHEET				INCOME STATEMENT			
	2001	2000	%		2001	2000	%
ASSETS	M. Euros	M. Euros	01/00		M. Euros	M. Euros	01/00
Fixed assets	417.48	327.86	27.33%	Sales and Leases	486.67	288.42	68.74%
Expenses carried forward	5.48	7.99	-31.41%	Purchases	-351.09	-215.95	62.58%
				Margin	135.58	72.47	87.08%
Current assets	1,244.74	909.34	36.89%				
				Transformation costs	-21.08	-12.11	74.07%
TOTAL	1,667.70	1,245.19	33.93%	Other revenue and expenses	1.29	3.43	-62.39%
				Operating margin	115.79	83.79	81.52%
LIABILITIES				Financial expenses	-11.84	-11.62	1.89%
Equity	587.33	406.43	44.51%	Extraordinary (net)	-6.96	3.11	-323.79%
Revenue carried forward	0.18	0.30	-41.67%				
Provisions	38.81	28.06	38.31%				
Long term creditors	259.51	284.21	-8.69%				
Short term creditors	781.88	526.19	48.59%	Profit before tax	96.99	55.28	75.45%
TOTAL	1,667.70	1,245.19	33.93%				
No. of employees	178	126		ROA	3.77%	3.65%	
No. of branches	24	22		ROE	11.30%	11.50%	

BALANCE SHEET				INCOME STATEMENT			
	30-06-2002	30-06-2001	%		30-06-2002	30-06-2001	%
ASSETS	M. Euros	M. Euros	06-02/06-01		M. Euros	M. Euros	06-02/06-01
Fixed assets	402.37	412.83	-2.53%	Sales and Leases	323.54	297.99	8.57%
Expenses carried forward	4.90	6.77	-27.64%	Purchases	-236.60	-224.451	5.41%
				Margin	86.94	73.64	18.21%
Current assets	1,347.21	1,194.58	12.78%				
				Transformation costs	-11.077	-9.752	13.59%
TOTAL	1,754.48	1,614.18	8.69%	Other revenue and expenses	0.77	0.54	43.57%
				Operating margin	76.63	84.33	19.12%
LIABILITIES				Financial expenses	-5.96	-6.45	-7.62%
Equity	611.24	557.35	9.67%	Extraordinary (net)	0.74	-3.87	-19.12%
Revenue carried forward	0.14	0.24	-43.40%				
Provisions	45.95	32.75	40.29%				
Long term creditors	263.47	341.79	-22.91%				
Short term creditors	833.68	682.04		Profit before tax	71.42	54.01	32.22%
TOTAL	1..754.48	1.614.18	8.69%				
No. of employees	180	139		ROA	5.64%	4.91%	
No. of branches	24	22		ROE	8.10%	7.40%	

116

Its main activity is promotion of medium class housing nationwide. During financial year 2000, it performed a capital stock increase of 94.8 million euros, assigning the funds obtained to acquisition of two shopping centers in Madrid which increased its leased real estate. Later, during 2001, it carried out the merger by absorption of Dragados Inmobiliaria, S.A. In any case, the growth of Inmobiliaria Urbis in 2001 was much greater than the effect of the absorption stated. It has 178 employees.

The company is consolidated by the equivalence setting method, so its assets are not integrated in those of the Consolidated Group. The relevant result of stake held by Banesto in the company is that it had generated 10% of the gross profit of the group on 31st December 2001.

In financial year 2001, the revenue from sales of homes and land increased 72.3%, and that from property rental also rose by a similar amount. The operating profits grew by 74% and the before tax profit came to 91.9 million euros, 66% more than the previous year, providing a ROA of 3.77% and a ROE of 11.30%.

During the first semester of 2002, the company continued to grow, with a rise of 20% in its gross margin, up to 83.2 million euros, obtaining a before tax profit of 71.4 million euros, with an inter-annual increase of 32%.

IV.2. Management of results

IV.2.1. Results account of the Consolidated Group

In financial year 2001, Banesto Group obtained a consolidated before tax profit of 520.8 million euros, 23.1% more than the previous year.

The net profit attributable to the Group in 2001 amounted to 421.7 million euros, 11.1% more than in financial year 2000, although the provision of tax on profit had grown 173% due to the gradual exhaustion of the existing tax credit from previous years.

That growth in results was due to the conjunction of three axes of action: increase in business, cost contention, achieving an operating margin 14.1% higher than the preceding year.

As to the provisions for insolvencies, these were increased 45.5 million euros, 44.9% of the results by equivalence setting have dropped 9.6 million euros, 13.2%, and the extraordinary net profit rose to 29.6 million euros profit, compared with 52.5% million euros net loss in 2000.

Through this, the ROE in financial year 2001 was 20.8%, compared with the 20.6% reached in 2000. With a homogeneous tax burden of 30%, the growth of the ROE would have been greater on going from 15.3% in financial year 2000 to 17.5% in 2001. The ROA at the end of financial year 2001 was 0.98% compared with 0.94% one year before.

On 30th June 2002, the consolidated before tax profit amounted to 315.1 million euros, 17.5% more than the previous year, and the net amount attributable to the Group was 236.5 million euros, with a 7.4% growth. As to the operating margin, it amounted to 317.7 million euros, with an inter-annual variation of 12.3%.

BANESTO GROUP

Consolidated income statement (Thousands of euros)

Consolidated income statement of the Banesto Group (Thousands of Euros)	30-06-2002		30-06-2001 (*)		2001		2000		% Variation	% Variation
	Amount	%/ATMs	Amount	%/ATMs	Amount	%/ATMs	Amount	%/ATMs	June02-June01	01/00
Interest & related income	941,884	4.22%	1,188,534	5.28%	2,246,659	5.11%	2,091,832	5.05%	-20.75	7.40
Variable yield securities	19,795	0.09%	7,489	0.03%	15,737	0.04%	20,239	0.05%	164.32	-22.24
Interest & charges	462,274	2.07%	725,559	3.23%	1,292,547	2.94%	1,209,035	2.92%	-36.29	6.91
Trading margin	499,405	2.24%	470,464	2.09%	969,849	2.21%	903,036	2.18%	6.15	7.40
Commissions received	255,962	1.15%	248,686	1.11%	495,550	1.13%	500,985	1.21%	2.93	-1.08
Commissions paid	38,566	0.17%	38,575	0.17%	75,153	0.17%	82,244	0.20%	-0.02	-8.62
Basic customer margin	716,801	3.21%	680,575	3.03%	1,390,246	3.16%	1,321,777	3.19%	5.32	5.18
Profit on fanancial operations	23,318	0.10%	24,991	0.11%	40,556	0.09%	30,290	0.07%	-6.69	33.89
Ordinary margin	740,119	3.32%	705,566	3.14%	1,430,802	3.26%	1,352,067	3.26%	4.90	5.82
General admin.istration expenses	366,212	1.64%	369,450	1.64%	745,599	1.70%	749,321	1.81%	-0.88	-0.50
a. personnel	273,186	1.22%	275,767	1.23%	549,383	1.25%	558,318	1.35%	-0.94	-1.60
Of which:										
Salaries & wages	204,468	0.92%	207,585	0.92%	408,997	0.93%	420,522	1.01%	-1.50	-2.74
Social charges	53,830	0.24%	54,780	0.24%	110,440	0.25%	112,747	0.27%	-1.73	-2.05
b. other administration expenses	93,026	0.42%	93,683	0.42%	196,216	0.45%	191,003	0.46%	-0.70	2.73
Amortization and write-off of tangible and Intangible assets	47,151	0.21%	41,501	0.18%	84,069	0.19%	82,068	0.20%	13.61	2.44
Other products and operating charges	-9,018	-0.04%	-11,657	-0.05%	-25,095	-0.06%	-15,664	-0.04%	-22.64	60.21
Operating margin	317,738	1.42%	282,958	1.26%	576,039	1.31%	505,014	1.22%	12.29	14.06
Amortization of goodwill in consolidation	387	0.00%	2,498	0.01%	3,014	0.01%	1,821	0.00%	-84.51	65.51
Profit on Group operations	3,532	0.02%	754	0.00%	2,649	0.01%	1,747	0.00%	368.44	51.63
Net results by equivalence companies	17,891	0.08%	27,618	0.12%	63,012	0.14%	72,609	0.18%	-35.22	-13.22
Amortization and provisions for insolvencies	56,868	0.25%	72,005	0.32%	146,733	0.33%	101,254	0.24%	-21.02	44.92
Write-off of financial fixed assets	2,110	0.01%	-1,337	-0.01%	754	0.00%	613	0.00%	-257.82	23.00
Extraordinary profit	101,983	0.46%	69,317	0.31%	128,445	0.29%	72,870	0.18%	47.13	76.27
Extraordinary losses and provision to special funds	66,674	0.30%	39,331	0.17%	98,855	0.22%	125,360	0.30%	69.52	-21.14
Before tax result	315,105	1.41%	268,150	1.19%	520,789	1.18%	423,192	1.02%	17.51	23.06
Company tax	73,997	0.33%	43,115	0.19%	89,934	0.20%	32,886	0.08%	71.63	173.47
Consolidated results from year	241,108	1.08%	225,035	1.00%	430,855	0.98%	390,306	0.94%	7.14	10.39
Result attributed to the Minority	4,561	0.02%	4,735	0.02%	9,134		10,647	0.03%	-3.67	-14.21
Result attributed to the Group	236,547	1.06%	220,300	0.98%	421,721	0.96%	379,659	0.92%	7.37	11.08
Total average assets	44,635,004		44,984,576		43,951,118		41,457,184		-0.78	6.02

118

The main profit making company in the Group is Banco Español de Crédito, whose individual profit figures in the last financial years and in the first semesters of 2002 and 2001 (the latter has not been audited) are recorded in Chapter V of this Prospectus. Its individual profit, on 31st December 2001, amounted to 87.6% of the consolidated net profit of the Group, and on 30th June 2002, 89.2%. On the other hand, the results generated by the main subsidiaries that form part of the consolidated Group are included in point IV.1.3. of this Prospectus.

The following points contain remarks and explanations of the evolution ofthe main lines on the profit statement.

IV.2.2. Net interest revenue

The total income from resources assigned by the Group during 2001 amounted to 2,262.4 million euros, with an average yield of 5.15%. During the first semester of 2002, that yield amounted to 961.7 million euros, with an average yield of 4.31%.

The average yield from the funds deposited at the different central banks and the investment in Government Debt amounted to 5.77% during 2001 and to 5.49% in the first semester of 2002.

The weight of loans to customers on the total assets was 48.96%, with a yield of 6.06% in financial year 2001. In the first semester of 2002, the yield was 5.12%, and its weight on the total average assets grew to 52.53%.

The average portfolio balance only represents 10.35% of the balance in 2001 and 12.44% in the first semester of 2002. These investments have had an average yield of 4.75% in 2001 and 4.22% up to June 2002.

The 2,262.4 million euros in total yield in 2001 have exceeded those of 2000 by 150.3 million euros, due as much to an increase in the average profitability of the assets, that has amounted to 140.3 million euros, as well as the greater volume of assets, that have brought in 10 million euros in revenue. as to the lines generating the variation, the most significant factor has been the 245 million euros increase in the interest from loans to customers and the drop of 150 million euros in income generated by deposits in the central banks and in Government Debt, basically due to the lower volume of investment kept in these assets.

As to the interest in the first semester of 2002, this has amounted to 234.3 million less than obtained in the first semester of 2001, basically due to a rate effect of 211.8 million euros, from a drop in interest across the board. The lower volume of total average assets has also led to interest being lower by 22.5 million euros.

AVERAGE INTEREST REVIEW

Data in thousands of Euros	June 02			June 01			2001			2000		
ASSETS	Average balance	% Average rate	Interest & yield	Average balance	% Average rate	Interest & yield	Average balance	% Average rate	Interest & yield	Average balance	% Average rate	Interest & yield
Central banks and Government debt	4,137,860	5.49	113,586	5,062,908	5.75	145,444	4,709,867	5.77	271,731	6,855,781	6.16	422,016
Lending Institutions	6,205,719	3.17	98,244	9,878,435	5.09	251,649	8,400,452	4.94	406,933	9,242,016	4.84	447,244
Euros	5,023,102	3.23	81,029	7,500,766	3.56	133,454	6,745,960	4.56	307,435	7,129,866	3.99	294,820
Other currencies	1,182,617	2.91	17,215	2,377,669	9.94	119,195	1,658,492	6.00	99,498	2,111,150	7.69	162,424
Lending												
Euros	23,448,651	5.12	600,657	2,213,578	6.30	667,778	21,518,812	6.06	1,303,730	19,171,919	5.52	1,058,331
Other currencies	21,513,115	5.28	568,166	19,444,703	6.17	599,437	19,954,065	5.96	1,190,230	17,753,164	5.30	982,000
Securities	1,935,536	3.36	32,489	1,768,875	7.73	68,341	1,564,747	7.28	113,402	1,418,756	7.49	106,331
Fixed yield	5,550,371	4.22	117,159	4,129,756	5.01	103,487	4,550,614	4.75	216,299	3,433,160	5.18	177,677
Euros	4,625,437	4.21	97,364	3,483,690	5.51	95,998	3,894,535	5.15	200,562	2,834,510	5.55	157,438
Other currencies												
Fixed yield	4,332,179	4.12	89,247	2,972,588	5.36	79,675	3,442,288	5.02	172,966	2,320,988	5.16	119,821
Euros	293,258	5.54	8,117	511,102	6.39	16,323	452,240	8.10	27,596	513,522	7.33	37,617
Other currencies	924,934	4.28	19,795	646,066	2.32	7,489	656,079	2.40	15,737	598,650	3.38	20,239
Income yielding assets	923,540	4.29	19,795	645,454	2.32	7,489	654,999	2.40	15,737	589,994	3.48	20,239
Tangible assets	1,394	0.00	0	612	0.00	0	1,080	0.00	0	8,756	0.00	0
Other assets	39,342,601	4.73	929,646	40,284,677	5.80	1,168,358	39,179,745	5.61	2,198,693	38,702,876	5.44	2,105,268
Total revenue	813,964	0.00	0	866,267	0.00	0	859,010	0.00	0	945,628	0.00	0
Euros												
Other currencies	4,478,439	1.43	32,033	3,833,632	1.44	27,664	3,912,363	1.63	63,703	1,808,680	0.38	6,803
Total average assets	44,635,004	4.31	961,679	44,984,576	5.32	1,196,022	43,951,118	5.15	2,262,396	41,457,184	5.09	2,112,071
Euros	40,627,857	4.47	908,732	40,878,339	4.86	992,411	39,573,876	5.11	2,021,146	37,201,430	4.84	1,799,906
Other currencies	4,007,147	2.64	52,947	4,106,237	9.92	203,611	4,377,242	5.51	241,250	4,255,744	7.34	312,166

	Variation 02/01			Variation 01/00		
ASSETS	By volume	By type	TOTAL	By volume	By type	TOTAL
Central banks and Government debt	-26,574	-5,284	-31,856	-132,094	-18,191	-150,285
Lending Institutions	-103,489	-49,916	-153,405	-50,382	10,071	-40,311
Euros	-44,083	-8,342	-52,429	-15,496	36,111	22,615
Other currencies	-59,407	-41,573	-100,980	-34,866	-29,040	-62,926
Lending						
Euros	70,204	-137,325	-67,121	128,963	116,435	245,399
Other currencies	63,765	-95,034	-31,269	110,022	120,216	238,238
Securities	6,439	-42,291	-35,852	10,942	-3,761	7,161
Fixed yield	32,710	-19,038	13,652	55,632	-17,010	38,622
Euros	29,484	-28,118	1,366	55,398	-10,275	43,124
Other currencies						
Fixed yield	36,441	-26,869	9,572	57,867	-4,742	53,145
Euros	-6,957	-1,249	-8,206	-4,489	-5,533	-10,021
Other currencies	3,227	9,079	12,306	2,234	-6,736	-4,502
Income yielding assets	3,227	9,079	12,306	2,234	-6,736	-4,502
Tangible assets	0	0	0	0	0	0
Other assets	-27,150	-211,562	-238,712	2,119	91,306	93,425
Total revenue	0	0	0	0	0	0
Euros						
Other currencies	4,653	-284	4,369	7,913	48,987	56,900
Total average assets	-22,497	-211,846	-234,343	10,032	140,293	150,325

IV.2.3. Net interest liabilities

The total cost of the funds used by the Group during 2001 was 1,292.5 million euros, at an average cost of 2.94%. During the first semester of 2002, that cost rose to 462.3 million euros, at an average cost of 2.07%.

The average balance of operations with lending institutions reached a weight in the total balance of 23.73% in 2001, and 19.93% in the first semester of 2002. The average cost was 4.30% and 3.05 respectively.

54.86% of the total average funds in 2001 were customer funds, with a cost of 2.92%, and 54.53% in the first semester of 2002 with a cost of 2.07%.

The average balance of the funds attracted through debentures and subordinate financing came to 1,851.5 million euros in 2001, with an average cost of 5.39%. In the first semester of 2002, those funds amounted to 2,863.7 million euros at an average cost of 4.14%.

The 1,292.5 million euros in total costs recorded in 2001 were 83.5 million euros higher than recorded in 2000, due to greater costs arising from a higher interest rate that caused a rise of 100 million euros, partially compensated by 16.5 million euros in lesser cost due to a lower volume of average remunerated liabilities in 2001, compared with 2000. As to the lines that generated the variation, the costs of customer funds rose by 120 million euros, while that of the deposits taken from lending institutions dropped 96 million euros, due to a lower average costs as well as lesser resorting to financing by such institutions.

As to the costs of the first semester of 2002, those amounted to 263.3 million less than recorded in the first semester of 2001, basically due to lesser average costs of the funds, providing a 227 million euro drop, and lesser average remunerated have meant 36.3 million euros less than in the first semester of 2001.

NET COST OF FUNDS

Data in thousands of Euros	June 02			June 01			2001			2000		
LIABILITIES	Average balance	% Average rate	Interest & charges	Average balance	% Average rate	Interest & charges	Average balance	% Average rate	Interest & charges	Average balance	% Average rate	Interest & charges
Lending	8.894.827	3.05	135.750	11.673.508	4.52	263.940	10.428.613	4.30	448.917	12.303.146	4.43	545.190
Institutions	7.781.694	3.08	119.765	8.947.471	4.24	189.470	8.258.942	4.13	340.858	10.390.994	3.95	410.738
Euros	1.113.133	2.87	15.985	2.726.037	5.46	74.470	2.169.671	4.98	106.059	1,912.152	7.03	134,452
Other	24.337.615	2.07	252.474	24.264.068	3.21	389.149	24.111.699	2.92	704.002	22.798.968	2.56	583.713
currencies	22.494.057	2.12	238.779	22.543.742	3.12	351.539	22.397.870	2.86	640.855	21,213.360	2.37	502.962
Customer	1.843.558	1.49	13.695	1.720.326	4.37	37.610	1.713.829	3.68	63.147	1.585.608	5.09	80.751
funds	2.179.087	3.66	39.896	1.081.922	5.21	28.198	1.159.158	4.64	53.802	697.959	5.42	37.858
Euros	2.123.063	3.70	39.316	859.463	5.01	21.549	1.008.783	4.53	45.569	481.221	9.67	22.466
Other	56.024	2.07	580	222.460	5.98	6.650	153.375	5.37	8.233	216.738	7.10	15.392
currencies	684.591	5.67	19.401	695.559	7.02	24.416	692.314	6.64	45.952	676.724	7.45	50.412
Debentures	152.449	5.10	3.891	152.449	5.13	3.907	152.449	5.25	7.998	152.449	5.39	8.218
Euros	532.142	5.83	15.510	543.110	7.53	20.509	539.865	7.03	37.954	524.275	8.05	42.193
Other	36.096.120	2.48	447.521	37.715.057	3.74	705.704	36.391.984	3.44	1.252.673	36.476.797	3.34	1.217.172
currencies	6.281.122	0.47	14.753	5.184.123	0.77	19.856	5.534.168	0.72	39.874	3.134.182	-0.26	-8.139
Subordinate	2.257.762	0.00	0	2.085.396	0.00	0	2.025.165	0.00	0	1.846.205	0.00	0
debt	44.635.004	2.07	462.274	44.984.576	3.23	725.559	43.951.118	2.94	1.292.547	41.457.184	2.92	1.209.033
Euros	40.852.600	2.10	429.513	39.602.675	3.05	603.305	39.212.363	2.81	1.100.930	37.057.392	2.57	952.770
Other currencies	3.782.404	1.73	32.761	5.381.901	4.54	122.254	4.738.755	4.04	191.617	4.399.792	5.82	256.263
Total funds with costs												
Other funds												
Shareholders' funds												
Total average funds												
Euros												
Other currencies												

	Variation 02/01						Variation 01/00					
LIABILITIES	By volume	By type	TOTAL				By volume	By type	TOTAL			
Lending	-68.748	-59.442	-128.190				-66.169	-30.104	-96.273			
Institutions	-24.686	-45.018	-69.705				-84.276	14.397	-69.890			
Euros	-44.062	-14.424	-58.485				18.107	-44.501	-26.393			
Other	1.919	-138.595	-136.675				34.614	85.675	120.289			
currencies	-775	-111.985	-112.760				28.084	109.809	137.893			
Customer	2.694	-26.609	-23.915				6.530	-24.134	-17.604			
funds	26.706	-15.009	11.698				19.989	-4.045	15.945			
Euros	31.681	-13.914	17.767				24.489	-1.386	23.103			
Other	-4.975	-1.095	-6.070				-4.500	-2.659	-7.159			
currencies	-414	-4.601	-5.015				1.255	-5.714	-4.460			
Debentures	0	-16	-16				0	-220	-220			
Euros	-414	-4.585	-4.999				1.255	-5.494	-4.239			
Other	-40.536	-217.646	-258.183				-10.310	45.812	35.501			
currencies	4.202	-9.305	-5.103				-6.232	54.245	48.013			
Subordinate	0	0	0				0	0	0			
debt	-36.335	-226.951	-263.286				-16.543	100.057	83.514			
Euros												
Other currencies												
Total funds with costs												
Other finds												
Shareholders' funds												
Total average funds												

122

IV.2.4. Trading margin

Financial products in 2001 amounted to 2,262.4 million euros, 7.1% more than in 2000, while the financial costs came to 1,292.5 million euros, 6.9% more than in the preceding year. Due to all this, the intermediation margin was 969.8 million euros, 7.4% higher than that obtained in 2000.

The increase in the income and costs was basically due to the increases in the trading volumes during the financial year, as may be seen from the tables recorded on the previous pages.

In January 2001, approximately 1,200 million euros in Public Debt at the Bank matured, causing a loss of margin from that portfolio. However, the positive evolution of the financial margin of the business has grown 14.9% in relation to the previous year, allowing the negative effect of that maturity to be more than compensated for.

The funds used in 2001 had an average yield of 5.15%, 0.06 percent more than the previous year, while the cost of funds in 2001 rose only 0.02 percent, to 2.94%. Thus, the intermediation margin over the total average assets was 2.21% in 2001, which is an improvement of 0.04 percent compared with 2.17% in 2000.

The intermediation margin of total average assets in the first semester of of 2002 is 2.24%, due to having an average yield of 4.31% from funds and an average cost of funds of 2.07%, reaching an intermediation margin on 30th June 2002 amounting to 499.4 million euros, 19.8 million euros of which were yield from the variable yield portfolio.

A sum of 26,575 thousand euros from the intermediation margin increase of 66,813 thousand euros in 2001 was due to the positive volume effect, and 40,238 thousand euros to the rate effect, which was also positive.

The behaviour of loans to customers was especially significant with growth in the volume effect as well as the rate effect that, along with a lower growth in the cost of customer funds, led to the differential of loans to customers minus funds from customers growing from 2.96% in 2000 to 3.14% in financial year 2001.

One may thus appreciate the successful management of the margin, as the increase in business experienced in 2001 was accompanied by an increase in profit.

Variation Thousands of euros	30-06-02	30-06-01(*)	2001	2000	% June 02/June 01	01/00
+ Revenue on interest and related yields	941.884	1.188.534	2.246.659	2.091.832	-20.75%	7.04%
+ Revenue from variable yield portfolio	19.795	7.489	15.737	20.239	164.32%	-22.24%
- Expense of interest and related charges	-462.274	-725.559	-1.292.547	-1.209.035	-36.29%	6.9%
TRADING MARGIN	499.405	470.559	969.849	903.849	6.15%	7.40%
% Trading margin / AMR (**)	2.54%	2.34%	2.48%	2.33%		
% Trading margin / ATM (**)	2.24%	2.09%	2.21%	2.18%		

A.M.R. = Income yielding assets; A.T.M. = Total average assets
(*) Unaudited data in June 2001
(*) annualised in June 2002 and 2001

The preceding table shows the progression of the financial margin, not only in quantitative terms with percentage increases of 7.40% in financial year 2001 compared with 2000, and 6.15% in the first semester of 2002 compared with the first semester of 2001, but rather in qualitative terms, as there has been progression in the average profitability. Thus, the intermediation margin on Average Profitable Assets has gone from 2.33% in financial year 2000, to 2.48% in 2001, and 2.54% in the first six months of 2002. As the Total Average Assets, the progression was similar, as the financial margin was 2.18% of the same ones in 2000, rose to 2.21% in 2001 and was 2.24% in the first semester of 2002.

IV.2.5. Ordinary gains

IV.2.5.1. Net commissions

					Variation June 02/June 01		Variation June 02/June 01	
Millions of euros	06/02	06/01(*)	2001	2000	Absolute	%	Absolute	%
Commissions charged	256.0	248.7	495.5	501.0	7.3	2.94	-5.5	-1.10
Risk operations	42.2	37.5	77.1	69.0	4.7	12.53	8.1	11.74
Collection and payment service	89.1	83.1	186.4	175.9	6.0	7.22	10.5	5.97
Securities service	15.3	22.2	40.5	54.3	-6.9	-31.08	-13.8	-25.41
Investment and pension funds	75.3	76.7	150.6	154.0	-1.4	-1.83	-3.4	-2.21
Other commissions	34.1	29.2	40.9	47.8	4.9	16.78	-6.9	-14.49
Commissions paid	38.6	38.6	75.1	82.2	0.0	0.00	-7.1	-8.64
Net commissions	217.4	210.1	420.4	418.8	7.3	3.47	1.6	0.38

(*) Unaudited data in June 2001

The net commissions amounted to 420.4 million euros in 2001, 0.4% more than the previous year. By lines of activity, they are broken down as follows.

The net commissions, excluding those from investment and pension funds, the variation of which is affected by the bad behaviour of the markets and the drop in commissions established in the decrees of June 2000, have grown at a rate of 1.9%.

However, the behaviour by lines is unequal and analysis shows the quality of the revenue obtained, as the commissions from the typical banking activity have grown considerably, while the negative variation has arisen in the more volatile lines of income linked to the evolution of the markets, the weakness of which during the financial year worsened after the events of September.

Thus, growth af the and the increase in transaction rates (greater number of operations performed by the customers, more use of electronic means of payment, etc.) have led to considerable increases in the commissions on risk operations and for collection and payment services that have grown to rates of 11.75 and 6% respectively. On the contrary, the securities commissions have suffered a 25.4% drop, while the rest of the commissions have dropped 14.5%.

As to the commissions paid, an 8.6% drop has been recorded compared with the preceding year, basically due to the lower discounts paid for attracting business.

Due to all this, the basic customer margin, the sum of the intermediation margin and revenue from commissions came to 1,390.2 million euros in financial year 2001, an increase of 5.2% on the previous financial year.

During the first semester of 2002, this line of results was influenced by the behaviour of the stock markets. In this sense, the commissions from investment and pension funds rose by 75.3 million euros, and although there was an increase in the average funds managed, there was a drop in the average commission.

The rest of the net commissions rose to 142.1 million euros, a 6.5% inter-annual increase. Excluding those generated by the drop in securities services due to the lower performance of the markets compared with the previous year, the rest of the commissions grew at an inter-annual rate of 14.2%. Of these, those generated by risk operations grew 12.5% and those charged for collection and payment services 7.2.%.

IV.2.5.2. Results of Financial Operations

The breakdown of those results is shown in the following table:

Result by financial operations					**Variation June 02/June 01**		**Variation June 02/June 01**	
Millions of euros	**06/02**	**06/01(*)**	**2001**	**2000**	**Absolute**	**%**	**Absolute**	**%**
Fixed yield trading portfolio	-72.8	-6.6	9.8	5.3	-66.2	n/s	4.5	84.91
Fixed yield investment portfolio	5.0	0.5	0.7	-5.8	4.5	n/s	6.5	-112.07
Variable yield portfolio & other assets	9.1	8.4	-11.1	-9.5	0.7	8.33	-1.6	16.84
Futures operations with securities and interest rates	76.6	8.2	19.5	25.0	68.4	n/s	-5.5	-22.00
Currency exchange differences	3.4	10.5	18.9	13.7	-7.1	-67.62	5.2	37.96
Stock creditors	2.0	4.0	2.8	1.6	-2.0	-50.00	1.2	75.00
Total	23.3	25.0	40.6	30.3	-1.7	-6.80	10.3	33.99

(*) Unaudited data in June 2001

The profit from financial operations in financial year 2001 amounted to 40.6 million euros, with a growth of 10.3 million euros on the previous year.

Approximately half of that increase, 5.2 million euros, were from foreign exchange gains, mostly from customer currency purchase and sale activities, due to the reduced own positions maintained by the Group. The securities creditors have generated 2.8 million euros in revenue, 1.2 million more than the previous year. Lastly, the results of the trading

positions have generated a profit of 18.9 million euros, compared with 15 million the previous year.

Within the latter, variations of a different kind take place due to the separate accounting recording of the results obtained by each financial instrument, as management of the treasury risk is performed by the combination of cause financial instruments, there being positions in some of them that cover or limit the positions maintained in others. It is due to this that the positive variation recorded in 2001 compared with 2000 in the results of fixed yield and investment portfolios, by 4.5 and 6.5 million euros respectively, must not be considered alone, but rather jointly with the other negative variations recorded in the variable yield portfolio and other assets, and in the results from futures operations, that have dropped 1.6 and 5.5 million euros respectively against 2000.

During the first semester of 2002, the results from financial operations rose to 23.3 million euros, 6.7% less than in June 2002. That variation is the result of the combination of drops in results due to exchange differences that drop 7.1 million euros (due to the euro coming into force, exchange commissions between pesetas and the euro were lost), in net resources of creditors on securities, that dropped 2 million euros, due to lesser activity, and to a net increase in the results of trading operations by 7.4 million euros. In the breakdown of the latter, one may clearly appreciate the correlation between the positions in different instruments such as measurement of risk management, as while the trading portfolio gave losses of 72.8 million euros (66.2 million more than in the first semester of 2001), the results of futures operations compensated for that loss by rising 76.6 million euros, improving 68.4 million euros on June 2001.

Once the results of financial operations are added, the ordinary margin in 2001 came to 1,430.8 million euros, with a growth of 5.82% over 2000. On 30th June 2002, the ordinary margin was up to 740.1 million euros, with a growth of 4.9% against June 2001. Its composition shows a solid structure and a high recurring character. In this sense, the intermediation margin without dividends and commissions represents about 95% of the ordinary margin, in 2001 and the first semester of 2002.

Thousands of euros	30-06-02	30-06-01(*)	2001	2000	% Variation June 02/June 01	01/00
TRADING MARGIN	499.405	470.464	969.849	903.036	6.15%	7.40%
+/- Commissions received and paid	217.396	210.111	420.397	418.741	3.47%	0.04%
+ Financial operating results	23.318	24.991	40.556	30.290	-6.69%	33.89%
COMMISSIONS AND OTHER REVENUE	240.714	235.102	460.953	449.032	2.39%	2.65%
% Commissions and other Revenue/ ATM (**)	1.08%	1.05%	1.05%	1.08%		
ORDINARY MARGIN	740.119	705.566	1.430.802	1.352.067	4.90%	5.82%

A.T.M. = Total average assets
(*) Unaudited data in June 2001
(**) Annualised percentage in June 2002 and 2001

One may also note that, after the drop in 2001 compared with 2000 in the percentage of commissions and other revenue over the Total Average Assets, in the first semester of 2002, they have returned to 1.08% of these, compared with 1.05% in the first semester of 2001 and at the same levels as in financial year 2000.

IV.2.6. Expenses of operating and other products and operating charges

Once more, the operating costs - personnel expenses, general and amortizations - have dropped in 2001 and reached 829.8 million euros, 0.2% less than in the preceding year. Within these, personnel and general have dropped 0.5% thanks to the staff adjustment policy - basically by early retirement - of cost contention and optimization of the Group's networks. Thus, the efficiency ratio has continued to improve and has reached 52.1%, compared with 55.4% in the preceding financial year.

General Administration Costs					% Variation		% Variation	
(Millions of Euros)	06/02	06-01 (*)	2001	2000	June 02/ June 01	%	01/00	%
Personnel expenses	273.2	275.8	549.4	558.3	-2.6	-0.94	-8.9	-1.59
Wages and salaries	204.5	207.6	409.0	420.5	-3.1	-1.49	-11.5	-2.73
Social charges	53.8	54.8	110.4	112.8	-1.0	-1.8	-2.4	-2.13
Others	14.9	13.4	30.0	25.0	1.5	11.19	5.0	20.00
Other general expenses	93.0	93.7	196.2	191.0	-0.7	-0.75	5.2	2.72
Property lease and maintenance	26.3	26.7	53.9	56.1	-0.4	-1.5	-2.2	-3.92
Advertising and public relations	30.4	33.4	66.8	62.9	-3.0	-9.0	3.9	6.20
Other items	8.3	6.6	15.1	12.2	1.7	25.8	2.9	23.77
Rates and taxes	23.2	21.8	50.1	49.3	1.4	6.4	0.8	1.62
Total operating expenses	366.2	369.5	745.6	749.3	-3.3	-0.89	-3.7	-0.49
Amortizations	47.2	41.5	84.1	82.1	5.7	13.73	2.0	2.44
Total	413.4	411.0	829.7	831.4	2.4	0.58	-1.7	-0.20

(*) Unaudited data in June 2001

Personnel expenses in 2001 came to 549.4 million euros, 1.6% less than in financial year 2000, and there has been a net drop in the staff of 1078 due, basically, to the early retirement scheme implemented at the Bank during 2001, taken advantage of by 950 employees. In order to cover that scheme, a 270.5 million euros fund has been set up, 175.8 million euros of which were charged to freely available reserves.

General expenses, that have risen 196.2 million euros, have grown 2.7%, the result of a combination of increases in computing expenses and advertising and reductions in other expense components, with greater intensity in contributions, real estate and technical reports.

The amortization of tangible and intangible fixed assets amounted to 84.1 million euros, 2.4% higher than the preceding year.

The other products and operating charges that rose to 25.1 million euros net cost, show the items outside ordinary activity, among them, and the most relevant, the contribution to the Deposit Guarantee Fund.

Higher recurring revenue and cost containment have allowed the operating margin to reach 576 million euros, 14.1% more than the previous year.

During the first semester of 2002, the evolution of the operating expenses has continued the trend from the previous years, while the cost containment policy has continued. The

reduction 241 person of the staff from December 2001 has contributed to recorded personnel costs showing an interannual drop of 0.9%.

Due to all the above, the operating margin on 30th June 2002 came to 317.7 million euros, with an interannual increase of 12.3%.

Thousands of euros	06/02	06/02 (*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
ORDINARY MARGIN	740.119	705.566	1.430.802	1.352.067	4.90%	5.82%
Other operating results	-9.018	-11.657	-25.095	-15.664	-22.64%	60.21%
Personnel expenses	-273.186	-275.767	-549.383	-558.318	-0.94%	-1.60%
Other administrative expenses	-93.026	-93.683	-196.216	-191.003	-0.70%	2.73%
Provision to amortize fixed assets	-47.151	-41.501	-84.069	-82.068	13.61%	2.44%
TOTAL OPERATING EXPENSES	422.381	422.608	-854.763	-847.053	-0.05%	0.91%
% Operating expenses/ATM (**)	1.89%	1.88%	1.94%	2.04%		
Efficiency ratio (%)	49.48%	52.36%	52.11%	55.42%		
Average no. of employees	10.412	11.358	11.154	11.967	-8.33%	-6.79%
Average personnel cost	26.2	24.3	49.3	49.65	7.86%	-0.70%
% personnel expenses / operating expenses	64.68%	65.25%	64.27%	65.91%		
No. of branches (average)	1.700	1.935	1.870	2.051	-12.14%	-8.82%
Employees / Branch	6.12	5.87	5.96	5.83	4.26%	2.23%
ATM per branch	26.256	23.248	23.503	20.213	12.94%	16.28%
Ordinary margin per branch	435	365	765	659	19.18%	16.08%
OPERATING MARGIN	317.738	282.958	576.039	505.014	12.29%	14.06%

Efficiency ratio = (Personnel expenses + Other administrative expenses)/Ordinary margin
(*) Unaudited data in June 2001
(**) Annualised percentage in June 2002 and 2001

IV.2.7. Corrections, provisions and other results

The results of the companies integrated by the equivalence method have risen to 63 million euros euros in 2001, compared with the 72.5 million euros obtained in 2000.

In financial year 2001, all the results were obtained from the ordinary activity of these companies, basically Inmobiliaria Urbis and Banesto Seguros, while in financial year 2000, they included 50.4 million euros from the sale of the Bellevue Residential Complex by the subsidiary Agapsa.

In the first semester of 2002, the net results from equivalence setting came to 17.9 million euros. That amount included the correction due to distribution of 14 million euros in dividends, mainly performed by Inmobiliaria Urbis. After subtracting that effect, the results generated by the companies consolidated by that method this year are practically the same as those recorded the previous year. The main companies generating profit were Inmobiliaria Urbis and Banesto Seguros, while the losses recorded by the companies consolidated by that method were basically at Desarrollo Informático, S.A.

Amortization of the goodwill in 2001 grew 65.51% in 2001, against the previous year, due to the complete amortization in 2001, at 1,518 thousand euros, of all the existing goodwill from the stake in two companies: Redes de Información Sanitaria, S.A. and SEIC, S.A..

The evolution of the goodwill in the last two financial years and in the first semesters of 2002 and 2001 (the latter unaudited) is set forth in the following table:

Goodwill in Consolidation
(Thousands of euros)

	30-06-02		30-06-01		2001		2000	
	Amortiz.	Balance	Amortiz.	Balance	Amortiz.	Balance	Amortiz.	Balance
Banesto Bolsa, S.A.	-34	51	-229	249	-393	85	-460	478
Banco de Vitoria, S.A.	-267	3.096	-265	3.591	-529	3.363	-528	3,853
Corporación Industrial y Financiera Banesto, S.A.	-86	1.320	-86	1.493	-174	1.406	-144	1,579
Inmobiliaria Urbis, S.A.	-	-	-403	7,266	-403	-	-331	7,669
Redes Información Sanitaria, S.A.	-	-	-890	-	-890	-	-23	890
SEIC, S.A.	-	-	-625	-	-625	-	-17	625
Banesto Seguros, S.A.	-	-	-	-	-	-	-318	-
	-387	4,467	-2,498	12,599	-3,014	4,854	-1,821	15,094

The profit from operations by the group rose 2.6 million euros in 2001, compared with the 1.7 million euros recorded the present financial year. In the first semester of 2002, they rose to 3.5 million euros.

Financial year 2001 was the first complete financial year in which the statistical fund to cover insolvencies established by the Bank of Spain as of July 2000 was provisioned.

The variation in the goodwill of Banco de Vitoria, S.A. is net of:

- its annual amortization

- the increase in balance due to purchase of 0.08% of the capital of that bank performed by the Group during financial year 2001.

As to Inmobiliaria Urbis, the existing goodwill has been cancelled due to:

- the amortizations performed.

- application to cancellation of that goodwill of the negative difference in consolidation which arose due to the new assets status of Urbis after its merger with Dragados Inmobiliaria, S.A. That negative consolidation difference arose when the accounting cost of the investment by Banesto in Urbis is compared with the part of the networth assigned to Banesto when the total assets of Urbis are multiplied by that stake percentage.

Thus, the amortization and provisions for insolvencies underwent a major growth in 2001, of 44.9%, and rose to 146.7% million euros, 100.7 million euros of which were from that statistical fund. By 30th June 2002, the Banesto Group had accumulated a provision of 189.7 million euros in that fund, after having set aside a further 45.3 million euros in the first semester of 2002.

Amortization and provisions for insolvencias (Thousands of euros)					Variation June 02/June01		Variation 01/00	
	06/02	06/01(*)	2001	2000	Absolute	%	Absolute	%
Net provisions for insolvencies	-82.1	-101.7	-201.9	-157.6	19.6	-19.27	-44.3	28.11
Assets in suspension recovered and others	25.2	29.7	55.2	56.3	-4.5	-15.15	-1.1	-1.95
Total	-56.9	-72.0	-146.7	-101.3	15.1	-21.02	-45.4	44.92

(*) Unaudited data in June 2001

During financial year 2001, provisions were also made to the country risk coverage fund amounting to 11.3 million euros, 20.6% less than the previous financial year. The revenue from recovery of bad debts amortized in previous financial years amounted to 55.2 million euros, barely 2% less than the previous year. The ordinary net provisions added to the provision for insolvencies rose to 62.6 million euros, 6.7% more than in financial year 2000. Considering that loan investment has grown at rates exceeding 14% over the same period, the fruit of the cautious risk management carried out by Banesto Group may be noted.

During the first semester of 2002, there has been a net recovery in provisions for country risk of 5.4 million euros. During the same period, the recovery of bad debts amortized in previous financial years amounted to 25.2 million euros, and the ordinary net provisions (excluding the sums assigned to the generic provision of 1% that amounted to 4.6 million euros), to the insolvency fund amounted to 37.8 million euros. As to the first semester of 2001, the lower amount of net provisions for insolvencies of 15 million euros was basically due to the recovery of country risk mentioned, comprared with 9.7 million in provisions made in the previous period.

The correction of the financial fixed assets portfolio has risen to 0.8 million euros in 2001, a practically similar figure to that recorded in 2000. In the first semester of 2002, the amount of that line was 2.1 million euros, compared with a net recovery of 1.3 million euros in the first semester of 2001. That correction took place basically due to the drop in quotations of small minority stakes in companies held by the Group.

The extraordinary net results in 2001 have contributed 29.6 million euros to the results accounts, compared with 52.5 million euros debit the previous financial year.

The main items under this heading are:

- Result from sale of real estate assigned, providing a profit of 0.7 million euros, against 11.9 million euros in losses recorded one year before.

- The net profit from previous financial years that have risen to 6.1 million euros, 38.4% less than in 2000.

- Other extraordinary results, that include the profit recorded on disposal of other assets and other revenue and losses of a non recurring nature, amounting to 23.6 million euros profit, 17.9% less than the previous financial year.

- The extraordinary assignment to the pension fund came to 25.5 million euros, 8.9% less than the previous year. This item includes the annual provision for the Pension Fund arising from application of the regulation published on the matter in 2000, which amounted to 22.6 million euros in 2000.

- Lastly, there have been some net recoveries of special funds amounting to 24.8 million euros.

As to the first semester of 2002, the extraordinary net results have provided a profit of 35.3 million euros, and the main items are:

- Extraordinary provision to the pension fund of 12 million euros, compared with 11.5 million in the first semester of 201.

- Result from sale of real estate, basically assigned in payment for loans, amounting to 1.7 million euros, compared with 2.7 million euros in the first semester of 2001.

- Net results from previous financial years, that have provided losses of 5.9 million euros, compared with 0.2 million in profit in June 2001.

- Other extraordinary results that include profit from disposal of other assets and other revenue and expenses of a non recurring nature, amounting to 9.1 million in losses, compared with 7.1 million in profit in the first six months of the previous year.

- Recovery of special funds amounting to 60.6 million euros compared with 30.7 million euros in June 2001, due to disappearance or materialization of losses and contingencies, as well as coverage of real estate assigned and sold, as recorded in the preceding paragraphs.

					% Variation	% Variation
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June 01	01/00
+/- Net results by equivalence setting	17.891	27.618	63.012	72.609	-35.22%	-13.22%
- Amortization of Goodwill	-387	-2.498	-3.014	-1.821	-84.51%	65.51%
+/- Results from Group operations	3.532	754	2.649	1.747	368.44%	51.63%
+/- Amortizations and provisions for insolvencies	-56.868	-72.005	-146.733	-101.254	-21.02%	44.92%
+/- Write-offs of financial fixed assets	-2.110	1.337	-754	-613	n/a	23.00%
+/- Extraordinary results	35.309	29.986	29.590	-52.490	17.75%	n/a
TOTAL Results, Provisions and Others	-2.633	-14.808	-55.250	-81.822	-82.22%	-32.48%
% Total A.T.M. (**)	0.02%	(0.07%)	(0.13%)	(0.20%)		

(*) Unaudited data in June 2001
(**) Annualised percentage in June 2002 and 2001

IV.2.8. Results and revenue generated

Profit before taxes, net profit and profit attributable to the Group

The before tax profit is obtained after the above revenue and costs are added to the operating margin. This came to 520.8 million euros in 2001, 23.1% more than the previous year.

Company tax came to 89.9 million euros. Thus, the consolidated net profit in 2001 came to 430.9 million euros. From that amount, 421.7 million euros were for the Group, 11.1% more than in 2000, and 91. million euros to minority shareholders.

					% Variation	% Variation
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June 01	01/00
BEFORE TAX RESULTS	315,105	268,150	520,789	423,192	17.51%	23.06%
- Company Tax	-73,997	-43,115	-89,934	-32,886	71.63%	173.47%
RESULT OF YEAR	241,108	225,035	430,855	390,306	7.14%	10.39%
+/a Result attributed to minority	-4,561	-4,735	-9,134	-10,647	-3.67%	-14.21%
RESULT ATTRIBUTED TO THE GROUP	236,547	220,300	421,721	379,659	7.37%	11.08%
(**) FUNDS GENERATED BY OPERATIONS	369,066	370,022	708,176	644,501	-0.26%	9.88%
% Year result / ATM (ROA) (***)	1.08%	1.00%	0.98%	0.94%		
% Result attributed to Group / RPM (ROE)(***)	20.9%	21.13%	20.82%	20.56%		
% Funds generated /ATM (***)	1.65%	1.65%	1.61%	1.46%		
Group result per Share (Euros)	0.39	0.36	0.69	0.62	8.33%	11.29%
Net Accounting value per Share (Euros)	4.08	3.76	3.69	3.40	8.51%	8.53%
Average Own Funds	2,257,762	2,385,396	2,025,165	1,846,205	-5.35%	9.69%

ATM = Total Average Assets; RPM = Total Average Funds
(*) Unaudited data in June 2001
(**) Calculated as yearly results + Amortizations + Portfolio write-offs + Provisions
(***) Annualised in June 2002 and 2001

As to the first semester of 2002, the before tax profit came to 315.1 million euros, 17.5%, more than on 30th June 2001. Once company tax was deducted, the average rate of which was greater than in the previous financial year due to gradual exhaustion of the tax credit existing in the previous years, the consolidated net profit amounted to 241.1 million euros, 236.5 million of which were profit attributable to the Group and 4.6 million in profit attributable to the minority shareholders, with increases on the first semester of 2001 of 7.1% on the consolidated result and 7.4% on the profit attributable to the Group.

IV.3. Management of the Financial Statements

IV.3.1. Summarized Financial Statement of the Consolidated Group

ASSETS	30-06-02	30-06-01(*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
Cash and deposits at central banks	288,775	278,036	393,626	335,212	3.86%	17.43%
Government debt	3,592,703	4,296,098	3,876,553	6,121,006	-16.37%	-36.67%
Lending Institutions	7,313,981	9,018,495	6,758,316	9,036,795	-18.90%	-25.21%
Customer loans	24,955,426	22,406,707	23,597,348	20,621,297	11.37%	14.43%
Securities portfolio	5,819,717	4,139,303	5,451,117	4,044,894	40.60%	34.77%
Intangible assets	65,009	28,573	61,451	28,668	127.52%	114.35%
Goodwill in consolidation	4,467	12,599	4,854	15,094	-64.54%	-67.84%
Tangible assets	799,924	857,307	844,736	898,775	-6.69%	-6.01%
Shareholder's funds	40	0	0	0		
Other assets	3,641,164	2,676,475	2,779,797	2,439,755	36.04%	13.94%
Accrual accounts	988,212	867,859	921,280	838,877	13.87%	9.82%
Losses on consolidated companies	199,040	305,459	232,368	216,472	-34.84%	7.34%
Total Assets	47,668,458	44,886,911	44,921,446	44,596,845	6.20%	0.73%

LIABILITIES	30-06-02	30-06-01(*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
Lending institutions	9.548.963	10.030.095	10.768.227	13.045.427	-4.80%	-17.46%
Customer funds	25.851.681	25.652.712	24.538.468	23.447.448	0.78%	4.65%
Funds represented by securities	2.681.635	1.162.312	1.235.401	653.298	130.72%	89.10%
Other liabilities	2.469.919	1.339.025	1.682.121	1.162.201	84.46%	44.74%
Accrual accounts	982.607	772.097	669.583	738.075	27.26%	-9.28%
Provisions for risks and charges	2.698.135	2.497.825	2.741.974	2.480.509	8.02%	10.54%
Negative differences on consolidation	19.973	5.030	5.030	5.030	297.08%	0.00%
Subordinate financing	634.655	719.666	698.234	669.375	-11.81%	4.31%
Minority interests	83.099	92.308	83.165	82.923	-9.98%	
Capital and reserves	2.303.685	2.258.867	1.931.169	1.803.225	1.98%	7.10%
Reserves in consolidated companies	152.998	131.939	137.219	119.028	15.96%	15.28%
Consolidated profit from year	241.108	225.035	430.855	390.306	7.14%	10.39%
Total losses	47.668.458	44.886.911	44.921.446	44.596.845	6.20%	0.73%

(*) Unaudited data in June 2001

At the end of financial year 2001, the Banesto Group had total assets of 44,921 million euros. The Group also managed investment, pension and insurance funds, assets not recorded on the balance sheet, and on 31st December 2001, these amounted to 10,290 million euros.

Thus, the total assets managed on those dates came to 55,211 million euros, 3% more than at the end of 2000.

The most relevant variations in the items of the balance sheet for that financial year are:

- Credit on customers, that included ordinary investment as well as the net doubtful assets, amounting to 23,597 million euros, with a 14.45 growth.

- The portfolio of State Debt dropped 36.7%, basically due to te part of the portfolio purchased in previous years maturing.

- Within the securities portfolio, the fixed yield portfolio grew 39.5% due to full subscription of the bonds issued for the mortgage titlization funds constituted by the

Group, and purchase of foreign public securities. the variable yield grew 10.3% mainly due, to the increase in the valuation of the companies integrated by the equivalence setting method, due to the results generated by these during the financial year.

- The tangible assets dropped 6% due to continuation of the divestment process in the fixed assets from assignments.

- The other assets, the main components of which are the insurance contracts linked to pensions and similar, advance taxes and the transitory items for futures operations pending clearing, recorded a 13.9% increase, basically due to the items mentioned.
- As to the balance sheet liabilities, customer debits amount to 24,538 million euros, with a growth of 4.7% on the previous year. The total funds managed by the Group, that is to say, including investment funds, pensions and insurance, as well as bonds and debentures issued and subordinate liabilities, came to 36,763 million euros, 9% more than the last financial year.

- The drops in lending institutions, in assets as well as liabilities, are due to less intermediation activity with those institutions during the financial year.

- The increase in provisions for risks and charges is basically due to constitution of the pension fund for the staff who went into early retirement during the financial year.

- The other liabilities grew 44.7% due to punctual increases in the collection accounts and accounting for a profit blockage fund on the price collected from sale to Banco Santander Central Hispano of the business in 225 branches.

- The capital has dropped 73.5 million euros due to the reduction in capital with return to the shareholders, of 0.12 euros per share, that took place in July 2001.

- Lastly, the reserves recorded include the application of profit to the preceding financial year, and a decrease of 175.8 million euros assigned to constitute the aforementioned early retirement fund during 2001.

On 30th June 2002, the total assets had grown as to 31st December 2001, reaching 47,668 million euros. Moreover, the investment, pensions and insurance funds managed by the Group that are not recorded on the balance sheet, amounted to 10,256 million euros on 30th June 2002 (10,290 million euros on 31st December 2001(, so the total assets managed by the group at the end of the first semester of 2002 came to 57,924 million euros, 3.8% more than at the end of 2001.

The most relevant variations in the items of the balance sheet during the first semester of 2002 compared with the end of financial year 2001 were:

- Credit from customers grew 1,358 million euros, up to 24,955 million.

- The stock portfoliogrew 368 million euros, basically in the variable yield trading portfolio.

- The government debt portfolio dropped 284 million euros, caused to a great extent by the amortization of part of the portfolio at maturity.

- The other assets have increased by 861 million euros, basically in premiums paid on options and on transitory items on treasury operations pending liquidation.

- Customer debit has grown 5.4% since December (1,313 million) and has reached 25,852 million euros.

- The debit represented by negotiable stock has increased by 1,446 million euros, 1,000 million of which were for an issue of mortgage bonds in March 2002.

- This net funds heading has allowed the deposits taken from lending institutions to be lowered by 1,220 million euros, while the deposits lent to such institutions increased by 556 million euros.

- The other liabilities increased by 788 million euros, a growth that took place in collection accounts and in the items pendion liquidation for treasury operations.

- The consolidation losses went from 5 million to 20 million euros and were from the stakes in Ingeniería de Software Bancario, S.L. (14,943 thousand euros) and in SCH Gestión S.G.I.I.C., S.A. (5,030 thousand euros).

- Finally, the variations in the capital and reserves lines show the application of profit to financial year 2001 as a variation.

Lastly, there is a detail of the provisions and coverages for risks that, according to the models established by the Bank of Spain, were assigned to the relevant assets and/or accounts. The detail is provided below, showing the composition of these provisions, coverages and guarantees in aggregate form, regardless of their classification in the different accounts on the balance sheet.

Thousands of Euros	30-06-02	30-06-01(*)	2001	2000
Funds for insolvencies and country risk	630,693	537,631	588,201	516,972
Currency fluctuation funds	93,090	98,533	85,946	103,254
Pension coverage	2,292,727	2,090,155	2,316,694	2,104,596
Coverage fund for tangible assets	469,317	903,839	893,634	916,161
Other provisions for risks and charges	405,408	407,670	425,280	375,913
Specific fund for coverage of other assets	168,959	151,365	160,937	159,551
Fund to block profit	274,040	120,975	309,613	132,005
TOTAL	4,334,234	4,310,168	4,780,305	4,308,452

(*) Unaudited data in June 2001

IV.3.2. Cash and banks and Lending Institutions

The main items are as follows:

Thousands of euros	30-06-02	30-06-01(*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
Cash	180,511	118,730	148,988	143,532	52.03%	3.80%
Bank of Spain	107,928	159,091	244,231	191,484	-32.16%	27.55%
Other Central Banks	336	215	407	196	56.28%	107.65%
Total cash and banks and deposits at Central bank	288,775	278,036	393,626	335,212	3.86%	17.43%
% of Total Assets	0.61%	0.62%	0.88%	0.75%		

Net Position Lending Institutions	30-06-02	30-06-01(*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
1. Net position in national currency	-2,402,495	-786,878	-3,612,729	-3,481,096	205.32%	3.78%
+ Lending institutions credit position	6,295,461	6,967,657	5,591,027	7,014,480	-9.65%	-20.29%
(-) Lending institutions debit position	-8,697,956	-7,754,535	-9,203,756	-10,495,576	12.17%	-12.31%
2. Net position in other currencies	167,513	-224,722	-397,182	-527,544	n/a	-24.71%
+ Lending institutions credit position	1,018,520	2,050,838	1,167,289	2,022,315	-50.34%	-42.28%
(-) Lending institutions debit position	-851,007	-2,275,560	-1,564,471	-2,549,859	-62.60%	-38.64%
Net position with Lending Institutions	-2,234,982	-1,011,600	-4,009,911	-4,008,640	120.94%	0.03%

(*) Unaudited data in June 2001

As may be seen from the above figures, the net position with lending institutions was located at a borrowing position of 4,010 million euros at the end of 2001, at similar levels to those recorded at the end of 2000, which is a sign of the balance recorded in the evolution of other lines on the balance sheet.

On 30th June 2002, the borrowing position had dropped to 2,235 million euros from the 4,010 million on 31st December 2001, basically due to attraction of funds, whether customer funds or through securities issues of negotiable stock (mortgage bonds), exceeding the increase recorded in loan investment, placing the Group at low levels of resorting to the interbank market.

IV.3.3. Lending Investment

The loan portfolio of Banesto Group reached a volume of 23,597 million euros on 31-12-01, with an increase of 14.4% compared with the same date the previous year.

The lending activity has mainly concentrated on commercial banking, especially through consumer credit and mortgage loans, and this has taken place in a scenario of increasing competition, opting for selective, profitable growth.

Thus, the loan investment, minus the net doubtful assets provisioned, amounts to 23,931 million euros, with a growth of 14.4% on the previous financial year, an increase that, considering the effect of the loans titlized by the Group, comes to 14.7%.

The private sector lending figure is 20,694 million euros, with a 13.4% increase. Broken down by products, the commercial portfolio has increased 8.1% and mortgage loans 25.5%, in spite of withdrawn operations amounting to 545 million euros due to

contribution to mortgage titlization funds. The rest of the credit and loans grew 7%. All the lines have thus evolved satisfactorily.

Credit for the non resident sector, excluding doubtful figures in this segment, increased 31%.

All the above is summarized by the following table:

Customer Loans (Thousands of euros)	30-06-02	30-06-01 (*)	2001	2000	% Variation June 02/June 01	% Variation 01/00
Loans to Public Administrations	860,274	797,273	797,887	803,257	7.90%	-0.67%
Loans to the private sector	21,373,029	19,350,053	20,694,379	18,254,760	10.45%	13.36%
- Commercial portfolio	3,037,769	2,895,556	3,278,264	3,031,314	4.91%	8.15%
- Security interest loans	8,549,981	6,822,569	7,660,230	6,103,502	25.32%	25.51%
- Other credit and loans	9,785,279	9,631,928	9,755,885	9,119,944	1.59%	6.97%
Loans to non resident sector	3,078,835	2,567,987	2,438,759	1,862,040	19.89%	30.97%
Ordinary investment	25,312,138	22,715,313	23,931,025	20,920,057	11.43%	14.39%
Doubtful assets	261,599	214,778	240,863	217,911	21.80%	10.53%
Gross loan investment	25,573,737	22,930,091	24,171,888	21,137,968	11.53%	14.35%
Provision Fund for Insolvencies	-618,311	-523,384	-574,540	-516,671	18.14%	11.20%
Net loan investment	24,955,426	22,406,707	23,597,348	20,621,297	11.37%	14.43%
Titlized loans	1,878,805	1,143,389	1,512,066	1,266,333	64.32%	19.41%
Net total investment (1)	26,834,231	23,550,096	25,109,414	21,887,630	13.95%	14.72%
Ordinary Total Investment (2)	27,190,943	23,858,702	25,443,091	22,186,390	13.97%	14.68%

(*) Unaudited data in June 2001

(1) Net loan investment plus titlized loans

(2) Ordinary investment plus titlized loans.

By customer segments, loans to individuals on 31st December 2001 amounted to 38.8%, that to small and medium sized companies 46%, with 12.3% to large corporations and 3.4% to institutions.

By tranches of amount, 73.5% is lower than 6,000 million euros, 23% equal to or lower than 60 thousand euros, 19.9% between 60 and 150 thousand, 12.5% between 150 and 600 thousand and 18.1% between 600 and 6,000 thousand euros.

The above distribution, on 30th June 2002, is shown by the following charts:

Loans to Customers


Clientes (%)


Importes (%)


Sectores (%)

Clients (%)
Institutions: 3.20%
Individuals: 44.21%
Companies: 41.06%
Large Corporations: 11.54%

Amounts (%)
Up to 60,000: € 23.50%
80,000-150,000: € 22.91%
150001-600,000 €: 13.10%
600,001-6,000 thousand: € 17.58%
More than 6,000 thousand € 22.91%

Sectors (%)
Primary: Agriculture, stock farming and fishery: 5.27%
Secondary: Industry, Energy: 49.80%
Tertiary: Services 44.53%

During the first semester of 2002, the upward trend has continued in all the lines of loan investment, as may be seen in the table above, with the exception of the commercial portfolio that, affected by the seasonal nature of both dates, dropped slightly in relation to December 2001. On 30th June 2001, the commercial portfolio had varied by a 4.9% increase.

Moreover, that growth in loan investment took place in a semester in which operations with small and medium sized companies amounting to 498 million euros were withdrawn, as they were contributed to the FTPYME Banesto 1 Titlization Fund. When that effect is adjusted, the total ordinary investment on 30th June 2002 amounted to 27,190.9 million euros, with an interannnual increase of 14%.

The following is the breakdown of the loan investment, according to residual maturity date:

(Thousands of euros)	30-06-02	30-06-01 (*)	2001	2000
By maturity date:				
Up to 3 months	6,011,155	6,275,685	6,739,692	7,508,653
From 3 months to 1 year	5,580,958	4,941,220	5,383,943	3,494,661
From 1 year to 5 years	4,753,932	4,127,749	3,840,296	3,645,941
More than 5 years	9,227,692	7,370,659	8,207,957	6,488,713
Total loan investment	25,573,737	22,715,313	24,171,888	21,137,968

(*) Unaudited data in June 2001

There table below is a breakdown of Loan Investment by Guarantees, Currency and Sector, and by Geographic areas, to complete the preceding information:

Loan investment by Guarantees					% Variation	% Variation
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June 01	01/00
Loans guaranteed by the public sector	860,274	797,273	797,887	803,257	7.90%	-0.67%
Loans with security interests	8,549,981	6,822,569	7,660,230	6,103,502	25.32%	25.51%
Mortgage guarantee	7,584,161	6,175,920	6,719,490	5,284,916	22.80%	27.14%
Other security interests	965,820	646,649	940,740	818,586	49.36%	14.92%
Total loans guaranteed	9,410,255	7,619,842	8,458,117	6,906,759	23.50%	22.46%
Loans without specific guarantee	16,163,482	15,095,471	15,713,771	14,231,209	7.08%	10.42%
GROSS LOAN INVESTMENT	25,573,737	22,715,313	24,171,888	21,137,968	12.58%	14.35%

Net loan investment by Currency and Sector					% Variation	% Variation
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June 01	01/00
By currency:						
- National currency	23,181,771	20,444,278	21,510,263	18,757,248	13.39%	14.68%
- Other currencies	1,773,655	1,962,429	2,087,085	1,864,049	-9.62%	11.97%
TOTAL	24,955,426	22,406,707	23,597,348	20,621,297	11.37%	14.43%
By sectors:						
- Public Administrations	860,274	797,273	797,887	803,257	7.90%	-0.67%
- Other resident sectors	21,634,628	19,564,831	20,935,242	18,472,671	10.58%	13.33%
- Non residents	3,078,835	2,567,987	2,438,759	1,862,040	19.89%	30.97%
Minus:						
Insolvency funds	-618,311	-523,384	-574,540	-516,671	18.14%	11.20%
TOTAL	24,955,426	22,406,707	23,597,348	20,621,297	11.37%	14.43%

(*) Unaudited data in June 2001


INVERSION CREDITICIA POR GARANTIAS AL 30-06-02

LOAN INVESTMENT BY GUARANTEES ON 30-06-02

Public Sector guarantee: 3.4%
Without specific guarantee: 63.1%
Mortgage guarantee: 29.7%
Other security interests: 3.8%


INVERSION CREDITICIA POR MONEDA AL 30-06-02

LOAN INVESTMENT BY CURRENCY ON 30-06-02

Foreign currency: 7.1%
National currency: 92.9%

141


INVERSION CREDITICIA POR SECTORES AL 30-6-02
Administraciones Públicas
3,4%
No Residentes
12,0%
Otros sectores residentes
84,6%

LOAN INVESTMENT BY SECTORS ON 30-06-02

Public Administrations: 3.4%

Other resident sectors: 84.6%

Non residents: 12.0%

Loan investment (Non resident) Geographic Areas				% Variation
Thousands of euros	30-06-02	2001 (*)	2000	01/00
Rest of U.E.	1.626,859	849.200	448.082	89.52%
U.S.A.	51,307	42,621	25,080	69.94%
Rest of OECD	34,867	55,742	28,458	95.87%
Latin America	1.092.276	1,178,633	1,122,877	4.97%
Rest of World	273,526	312,563	237,543	31.58%
TOTAL NON RESIDENT LOAN INVESTMENT (GROSS)	3.078.835	2,438.759	1,862.040	30.97%

(*) Unaudited data in June 2001

The table below shows the movement in the balance of the "Funds for Insolvencies" heading, that covers default risks and country risks, as well as constituting the generic provision of 1% of risks (0.5% if mortgage) and the provision for statistical cover of insolvencies, during the first semester of 2002 and in financial years 2001 and 2000:

Evolution of Provision for Insolvencies (1)				
Thousands of euros	30-06-02	30-06-01(*)	2001	2000
Balance at beginning of period	574,540	516,671	516,671	465,399
Net provision				
- Provision during financial year	574,540	516,671	516,671	465,399
- Available funds	109,129	112,524	224,077	182,881
Bad debts written off and other movements	-27,076	-10,807	-22,902	-26,241
	-38,282	-95,004	-143,306	-105,368
Balance at the end of the period				
	618,311	523,384	574,540	516,671

(*) Unaudited data in June 2001

(1) Does not include provisions to cover possible firm risk insolvencies amounting to 59,002, 54,975, 57,555 and 5,035 million euros on 30th June 2002, 30th June 2001 and financial years 2001 and 2000, respectively, which are accounted for in the liabilities on the consolidated balance sheets, under the heading "Provisions for Risks and Charges – Other provisions".

The accounting criteria to establish the different provisions for risks aforementioned are as follows:

1. Provisions for national and overseas risks, except for country risk:

a. Specific provisions: individually, according to the expectation of recovering the risks and, at least, by application of the coefficients established in Circular 4/1991 by the Bank of Spain. The balance of these funds is increased by the provisions recorded against the results of each financial year, minus the cancellations of balances considered uncollectable, or which have remained in default for more than three years (more than six years for mortgage operations) and, when appropriate, the recoveries arising of previously provisioned amounts.

b. Generic provision: moreover, pursuant to Bank of Spain regulations, there is a provision evolution to 1% of the credit investments, fixed yield in the private sector, firm risks, contingent liabilities and doubtful assets without obligatory coverage (that percentage being 0.5% for mortgage loans and financial leases of completed homes financed in less 80% than the appraisal value, and ordinary mortgage titlization bonds), in generic terms, aimed at covering the non specifically identified risks which, however, may arise in the future.

2. Provisions for country risk: according to the estimated classification of the degree of financial difficulty in each country.

3. Fund for statistical coverage of insolvencies: in addition to Circular 9/1999, of 17th September, the Bank of Spain has made it necessary, as of 1st July 2000, to constitute a fund for statistical coverage of insolvencies, based on the historical experience of the Spanish lending system. That fund must be provisioned periodically, against the profit and loss accounts, by the positive difference there is between the lending risk multiplied by certain coefficients and the specific net provisions for insolvencies assigned to that fund, till reaching triple the sum obtained by pondering the lending risk by its coefficient.

If that difference is negative, the amount shall be paid into the profit and loss account.

Firm Risks

The following table shows the evolution in the first semesters of 2002 and 2001 (the latter unaudited) of the last two years of firm risks according to the type of operation guaranteed. The total bank guarantees and other security interests came to 5,771 million euros on 30th June 2002. The total amount of documentary loans amounted to 269 million euros on 30th June 2002.

Firm risks according to the operation guaranteed					% Variation	% Variation
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Bank Guarantees and other caution	5.501.881	5,034,270	5,464,639	4,741,073	9.29%	15.26%
Documentary credits (1)	268,869	235,489	230.310	224,289	14.17%	2.68%
Balance at the year end	5,770.750	5,269,759	5,694,949	4,965,362	9.51%	14.69%

(1) Amount included under "Other contingent liabilities" of the Order Accounts
(*) Unaudited data in June 2001

143

IV.3.4. Government Debt and Securities Portfolio

The securities portfolio, which includes Government Debt, fixed yield, shares and stakes, amounted to 9,328 million euros on 31st December 2001, 8.3% less than the previous year.

The stakes in companies in the group consolidated by the equivalence setting method are valued at their cost price, corrected by the variations in assets recorded by those since their acquisition. The rest of the portfolio is valued at cost price, except when the market value is lower, in which case they are provided the security relevant fluctuation funds, so the known losses are fully covered by provisions. On the contrary, latent capital gains in such portfolios are not recognised, except if classified as a trading portfolio.

The government debt portfolio has undergone a 36.7% drop, basically due to amortization of part of the investment portfolio acquired in past financial years at maturity.

There has been a 39.5% increase on the previous year in bonds and other fixed yield securities, fundamentally due to subscription by the Bank of the bonds issued by the Mortgage Titlization Fund constituted with mortgage loans contributed by Banesto and by acquisition of foreign public securities.

The line for shares and stakes records a 10.3% growth, basically due to the increase in valuation of stakes in companies integrated by the equivalence setting method, arising from the profit generated and not distributed by these during financial year 2001.

Securities Portfolio					% Variation	
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Government debt	3.592.703	4.296.098	3.876.553	6.121.006	-16.37%	-36.67%
Bank of Spain Deposit Certificates						
Treasury Bonds	113.669	522.869	330.667	1.374.619	-78.26%	-75.94%
- From trading						
- From ordinary investment	113.669	522.869	330.667	1.374.619	-78.26%	-75.94%
Other annotated debt	3.487.257	3.776.025	3.548.617	4.749.177	-7.65%	-25.28%
- From trading	174.340	106.941	66.962	224.687	63.02%	-70.20%
- From ordinary investment	366.816	552.510	370.161	497.318	-33.61%	-25.57%
- From investment at maturity	2.946.101	3.116.574	3.111.494	4.027.172	-5.47%	-22.74%
Other securities	0	0	0	0		
- From ordinary investment						
- From investment at maturity						
Securities fluctuation fund	-8.223	-2.796	-2.731	-2.790	194.10%	-2.11%
Bonds and other fixed yield securities	4.556.682	3.492.086	4.721.471	3.383.504	30.49%	39.54%
- Public issue	29.078	10.043	18.323	12.624	189.53%	45.14%
- Lending institutions	62.865	103.310	68.831	75.557	-39.15%	-8.90%
- Other resident sectors	1.660.420	1.432.878	1.722.220	1.635.466	15.88%	5.30%
- Other non resident sectors	2.816.781	1.960.190	2.925.540	1.659.941	43.70%	76.24%
Fluctuation fund for securities and insolvencies	-12.462	-14.335	-13.443	-84	-13.07%	n/s
Shares and stakes	1.263.035	647.217	729.646	661.390	95.15%	10.32%
Shares	808.678	254.224	293.596	283.269	218.10%	3.65%
Other stakes	58.310	58.324	57.231	57.816	-0.02%	-1.01%
Stakes in group companies	480.833	430.318	461.951	420.685	11.74%	9.81%
Securities fluctuation funds	-84.786	-95.649	-83.132	-100.380	-11.36%	-17.18%
TOTAL	9.412.420	8.435.401	9.327.670	10.165.900	11.58%	-8.25%

(*) Unaudited data in June 2001

The following of the above amounts are for listed stock:

					% Variation	
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Bonds and other fixed yield securities	4,530,957	3,394,307	4,662,372	2,024,688	33.49%	130.28%
Shares and stakes	1,077,484	232,748	248,222	227,994	362.94%	8.87%
	5,608,441	3,627,055	4,910,594	2,252,682	54.63%	117.99%

(*) Unaudited data in June 2001

During the first semester of 2002, the total figure of the stock portfolio maintained similar levels on 31st December 201, although there was a certain variation in their composition.

The Government Debt portfolio dropped 284 million euros, basically due to sales of the ordinary investment portfolio and to amortization of the portfolio at maturity.

There was a 165 million euros drop in bonds and other fixed yield securities, a drop that occurred in practically all the sectors.

Lastly, there was a 534 increase in shares and stakes, which basically are due to an increase in the trading portfolio of variable yield (shares), and to the increase in the valuation of stakes integrated by equivalence setting, due to the profit generated by these in the first semester of the year. The titles in the variable yield trading portfolio are mostly listed stock on the IBEX-35 at the Stock Exchange of Madrid.

IV.3.5. Customer funds

Banesto has based its strategy on a balanced growth of traditional deposits, - offering new savings products - as well as investment funds, according to customer expectations and demand.

Thus, the total volume of customer funds managed, including investment funds and pension funds on 31st December 2001, amounted to 36,763 million euros, with a 9% growth on the previous year. Third party funds, the sum of the bank deposits plus temporary cession of assets, other special accounts, bonds issued and subordinate liabilities, come to 26,472 million euros, which is a 6.9% increase on financial year 2000.

Customer Funds					**% Variation**	
Thousands of euros	**30-06-02**	**30-06-01(*)**	**2001**	**2000**	**June 02/June01**	**01/00**
Public Administrations	1,536,644	2,297,835	1,049,986	710,872	-33.13%	47.70%
Private Sector	20,726,737	20,677,784	20,263,267	19,529,959	0.24%	3.75%
- Current accounts	4,830,802	4,377,126	4,542,769	4,599,497	10.36%	-1.23%
- Savings accounts	4,709,951	4,261,219	4,599,277	4,060,337	10.53%	13.27%
- Term deposits	4,953,513	7,565,778	4,410,680	6,129,042	-34.53%	-28.04%
- Temporary cession of assets	6,231,162	4,473,656	6,704,013	4,740,871	39.29%	41.41%
- Other accounts	1,309	5	6,528	212	n/a	n/a
Non resident sector	3,588,300	2,677,093	3,225,215	3,206,617	34.04%	0.58%
1. Total due to customers	25,851,681	25,652,712	24,538,468	23,447,448	0.78%	4.65%
Bonds and debentures issued	2,681,635	1,162,312	1,235,401	653,298	130.72%	89.10%
Subordinate financing	634,655	719,666	698,234	669,375	-11.81%	4.31%
2. External funds	29,167,971	27,534,690	26,472,103	24,770,121	5.93%	6.87%
- National currency	26,861,304	25,011,453	24,215,381	22,410,797	7.40%	8.05%
- Other currency	2,306,661	2,523,237	2,256,722	2,359,324	-8.58%	-4.35%
Investment funds	8,560,465	7,967,119	8,644,755	7,538,389	7.45%	14.68%
Pension funds	1,012,817	1,039,336	1,076,028	1,051,495	-2.55%	2.33%
Insurance-savings funds	682,450	489,500	569,710	379,110	39.42%	50.28%
Funds managed off balance sheet	10,255,732	9,495,955	10,290,493	8,968,994	8.00%	14.73%
3. Total assets managed						
	39,423,703	37,030,645	36,762,596	33,739,115	6.46%	8.96%

(*) Unaudited data in June 2001

The following is a graph with the percentage distribution of the funds managed on 30th June 2002:



Subordinate Liabilities: 1.6%
Private Sector: 52.6%
Funds off the Balance Sheet: 26.0%
Non Residents: 9.1%
Bonds and Debentures: 6.8%
Public Administrations: 3.9%

Private sector resources, which increased 3.8% on 2000, came to 20,263 million euros on 31st December 2001 with growth in deposits at sight (current and savings accounts) as well as in temporary cession of assets and a decrease in term deposits.

The investment funds, of pensions and insurance-saving, increased 14.7% in 2001 compared with the previous financial year, with managed assets of 10,290 million euros on 31st December 2001.

The distribution of the funds managed by segments of resident customers shows that 78.2% of the funds came from the segment of individuals, 14.8% from small and medium sized companies, 3.3% from institutions, and 3.7% from large corporations.

By tranches of amounts, in that of up to 6 thousand euros , there are 6.6% of the total; between 6 and 30 thousand, there are 20.5%; 15% in that of 30 to sixty thousand; 19.2% in that of 60 to 150 thousand; 10.3% from 150 to 300 thousand and, in that over 300 thousand, 28.4%.

During the first semester of 2002, the upward trend in balances of customer funds on the balance sheet has continued, going from 26,472 million euros on 31st December 2001 to 29,168 million euros on 30th June 2002.

On the contrary, the funds managed off the balance sheet (investment funds, pensions and insurance-savings) have suffered the effect of the bad behaviour on the stock markets and have dropped 35 million against the ned of 2001. However, the total customer funds

managed shows a satisfactory trend, by growing somewhat more than 2,600 million euros in the first semester of 2002, to reach 39,424 million euros.

That first semester of 2002, compared with 31st December 2001, saw an especially significant growth in the private sector of 463 million euros, with rises in all the modes, except in temporary cessions, which dropped 473 million euros, while term deposits have risen 543 million euros, thus achieving greater stability and profitability on the balance sheet.

Negotiable bonds and securities have grown in the same period by 1,446 million euros, with an especially significant increase by issue of 1,000 million euros in mortgage bonds in March 2002..

Lastly, in the first semester of 2002, subordinate financing underwent a drop of 63 million euros, due to the variation of the US dollar exchange rate, in which currency most of that financing is issued.

The breakdown by the term of balance formalisation recorded fromu the headings "Term Savings Deposits" and "Other Term Debits" was as follows:

Thousands of euros				
Savings deposits and Term deposits	**30-06-02**	**30-06-01(*)**	**2001**	**2000**
Savings Deposits – Term				
- Up to 3 months	4,014,237	6,680,149	5,013,587	5,272,823
- From 3 months to 1 year	1,553,546	1,436,668	37,969	1,651,581
- Between 1 year and 5 years	1,313;677	1,318,070	1,214,712	936,060
- More than 5 years	--	35,712	32,126	53,425
Total savings deposits	6,881,460	9,470,599	6,298,394	7,913,889
Other debits – Term				
- Up to 3 months	5,775,307	5,932,122	6,462,511	5,027,262
- From 3 months to 1 year	2,531,087	795,530	1,688,450	902,354
- Between 1 year and 5 years	396,005	88,538	104,429	61,616
- More than 5 years	--	42,256	47,056	36,716
Total other debits	8,702,399	6,858,446	8,302,446	6,027,948

(*) Unaudited data in June 2001

Debit represented by negotiable stock

The breakdown of this item is as follows:

Debit represented by Negotiable Securities					% Variation	
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Mortgage Bonds	1,000,000					
Bonds and securities in circulation	1,681,635	1,162,312	1,235,401	653,298	44.68%	89.10%
- Convertible						
- Non convertible	1,681,635	1,162,312	1,235,401	653,298	44.68%	89.10%
Promissory notes and other securities						
TOTAL DEBT REPRESENTED BY NEGOTIABLE SECURITIES	2,681,635	1,162,312	1,235,401	653,298	130.72%	89.10%
- In national currency	2,628,641	926,129	1,179,376	426,127	183.83%	176.77%
- In other currencies	52,994	236,183	56,025	227,171	-77.56%	-75.34%

(*) Unaudited data in June 2001

On 31st December 2001, the debit represented by negotiable stock lay in bonds and debentures issued by Banesto Issuances, Ltd., with an average rate of interest of 3.5% and maturity between 2002 and 2007.

On 30th June 2002, that line was comprised of Mortgage Bonds issued by Banco Español de Crédito, S.A. amounting to 1,000 million euros, with maturity at 15 years and an interest rate of 5.75% and bonds and debentures issued by Banesto Issuances, Ltd. at an average interest rate of 3.68% and maturity between 2002 and 2008.

Subordinate liabilities

These are issues of bonds that are subordinate and which, for the purposes of creditor priority, lie behind all the common creditors; none of them is convirtible to shares in the Bank and they are guaranteed by Banco Español de Crédito, S.A., where the funds obtained from these are deposited. The amount charged to results as the cost of subordinate financing in financial year 2001 amounted to 45,952 thousand euros, and in the first semester of 2002 to 19,401 thousand euros (50,407 million euros in financial year 2000 and 24,412 million euros in the first semester of 2001).

The variations in the balance are due exclusively to the fluctuation in the exchange rate of the US dollar, the currency in which the majority of these issues are denominated.

Subordinate liabilities					% Variation	
Thousands of euros	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Issued by the parent company	-	-	-	-	-	-
Issued by companies in the Group	634,655	719,666	698,234	669,375	-11.81%	4.31%
TOTAL SUBORDINATE LIABILITIES	634,655	719,666	698,234	669,375	-11.81%	4.31%
- In national currency	152,449	152,449	152,449	152,449	0.00%	0.00%
- In other currencies	482,206	567,217	545,785	516,926	-14.99%	5.58%

(*) Unaudited data in June 2001

Investment funds				% Variation
(Millions of euros)	30-06-02	2001	2000	01/00
Money	3,064.9	2,908.4	2,221.0	30.95%
Fixed yield	2,362.0	2,212.7	1,246.6	77.50%
Variable yield	817.7	929.8	1,336.3	-30.42%
Mixed	332.1	406.0	531.3	-23.58%
International	273.4	193.9	194.3	-0.21%
Guaranteed	1,499.8	1,818.9	1,850.3	-1.70%
SIMCAVs	210.6	175.1	158.6	10.40%
	8,560.5	8,644.8	7,538.4	14.68%

On 31st December 2001, the balance of the Investment funds managed by the Group amounted to 8,644.8 million euros, 14.68% more than the previous year, and on 30th June 2002, to 8,560.4 million, a drop due to the effect on the fund assets of the bad behaviour of the stock markets. The pension funds managed on 31st December 2001 amounted to 1,076 million euros, with a 2.3% growth on 2000. On 30th June 2002, they had dropped slightly to 1,012.8 million euros. The detail by modes shows the important weight, among those commercialised by the Group, of the individual funds.

Pension funds				% Variation
(Millions of euros)	30-06-02	2001	2000	01/00
Individual	1,009.4	1,071.8	1,047.5	2.32%
Associates	0.5	1.2	1.1	9.09%
Employment	2.9	3.0	2.9	3.45%
	1,012.8	1,076.0	1,051.5	2.33%

IV.3.6. Own funds

Thousands of euros				
Networth	**30-06-02**	**30-06-01(*)**	**2001**	**2000**
Capital subscribed	1,335,598	1,409,117	1,335,598	1,409,117
Reserves:	922,045	676,230	500,422	296,664
Issue premium	---	---	---	---
Reserves (legal, own shares, free disposal, etc.)	968,087	849,750	595,571	394,108
Revaluation reserves	---	---	---	---
Reserves in consolidated companies	152,998	131,939	137,219	119,028
Losses in consolidated companies	-199,040	-305,459	-232,368	-216,472
Plus:				
Profit from year attributed to Group	236,547	220,300	421,721	379,659
Minus:				
Dividend liabilities to account	---	---	---	---
Own shares	-40	---	---	---
NETWORTH	2,494,150	2,305,647	2,257,741	2,085,440
Minus – Complementary dividend	---	---	---	---
NETWORTH AFTER APPLICATION OF RESULTS	2,494,150	2,305,647	2,257,741	2,085,440

(*) Unaudited data in June 2001

The base of computable capital according to the Bank of Spain regulations on 31st December 2001 amounted to 2,566 million euros, a 3.2% on the previous year.

Due to the fact that Banco Santanter Central Hispano holds a stake exceeding 90% in Banesto, the legal own funds requirement is 4%. On the basis of this scale, the surplus own funds on 31st December 2001 was 1,262 million euros.

On 30th June 2002, the base of computable capital according to that rule had drepped 2,490 million euros, due to the loss of computability of part of the subordinate debt. However, on 30th June 2002, Banesto still had an surplus own funds of 1,137 million euros on the basis of the scale stated.

Due to the capital increase forming the object of this Prospectus and the public offering to sell subscription rights foreseen by Banco Santanter Central Hispano, the stake that company holds in Banco Español de Crédito will be under 90%, so the legal requisite of own funds will become 4.8%. Due to the present own funds situation, Banco Español de Crédito will continue to have surplus computable own funds and thus fulfil all the legal requisites for minimum own funds.

Thousands of euros				
Bank of Spain Regulation Solvency Coefficient	30-06-02	30-06-01(*)	2001	2000
1. Total risks pondered	33,824,875	30,270,050	32,612,750	28,878,031
2. Solvency coefficient required (%)	4%	4%	4%	4%
3. MINIMUM EQUITY REQUIREMENT	1,352,995	1,210,802	1,304,510	1,155,121
4. Basic own funds	2,062,886	1,976,055	2,062,356	1,976,014
(+) Stock capital and related funds	1,335,598	1,409,117	1,335,598	1,409,117
(+) Effective and express reserves in consolidated companies	786,259	592,633	786,259	592,633
(+) Minority interests	--	--	--	--
(+) Funds assigned to the set of risks of the Bank	--	--	--	--
(-) Intangible fixed assets, Own Shares and Other Deductions	-58,971	-25,695	-59,501	-25,736
5. Second category own funds	454,203	578,157	528,031	540,412
(+) Asset revaluation reserves	--	--	--	--
(+) Social work funds	--	--	--	--
(+) Stock capital for shares without vote	--	--	--	--
(+) Subordinate financing and unlimited duration	454,203	578,157	528,031	540,412
(-) Deductions	--	--	--	--
6. Limitations on second category own funds	--	--	--	--
7. Other deductions from own funds	-27,006	-32,168	-23,932	-28,692
8. TOTAL COMPUTABLE OWN FUNDS	2,490,083	2,522,044	2,566,455	2,487,734
Solvency coefficient of the Bank (%)	7.36%	8.33%	7.87%	8.61%
9. SURPLUS (or DEFICICIT) OF OWN FUNDS (8-3)	1,137,088	1,311,242	1,261,945	233,943
% of surplus (deficit) over own minimum funds (9/3 in %)	84.04%	108.30	96.74%	115.37%

(*) Unaudited data in June 2001

The drop in the surplus of own funds on 30th June 2002 in comparison with previous periods is basically a consequence of the percentage growths of the total risks pondered that exceed those recorded for the different components of the own funds. The actual situation of surplus own funds has allowed Banesto to increase its volume of assets without having to take any action to reinforce its own funds, that have only undergone increase due to generation of profit.

On the other hand, according to the directives by the International Payment Bank (BIS) the capital ratio on 31st December 2001 amounted to 10.60% with a Tier I of 7.37% compared with 10.84% and 7.52%, respectively, at the end of 2000. On 30th June 2002, that capital ratio reached 10.37% with a Tier I of 7.49%. The reasons for that drop are the same as mentioned above as to the drop in the surplus of computable own funds.

Thousands of euros				
BIS Ratio	30-06-02	30-06-01(*)	2001	2000
1. TOTAL RISKS PONDERED	33,453,968	29,839,367	30,853,599	28,255,983
Capital Tier I	2,507,032	2,282,662	2,274,104	2,124,604
Capital Tier II	962,545	1,030,982	997,542	938,757
2. TOTAL OWN FUNDS = (Tier I + Tier II)	3,469,577	3,313,644	3,271,646	3,063,361
Own funds coeffecient (2/1 in %)	10.37%	11.10%	10.60%	10.84%
3. SURPLUS (OR DEFICIT) OF OWN FUNDS	793,260	926,494	803,358	802,882

(*) Unaudited data in June 2001

The following two tables show the detail of the reserves and losses in consolidated companies:

Thousands of euros			
Reserves in consolidated companies	**3006-02**	**31-12-01**	**31-12-00**
A.G. Activos y Participaciones. S.A.	55.225	47.792	--
Corporación Industrial y Financiera Banesto. S.A.	--	13,749	48,940
Banesto Bolsa. S.A.	24.736	24.113	24.317
Banco de Vitoria. S.A.	30.609	19.492	11.239
Dudebasa. S.A.	12.591	10.786	--
Banesto Pensiones. S.A.	--	--	7.494
Other companies	29.837	21.287	27.038
	152.998	137.219	119.028

Thousands of euros			
Losses in consolidated companies	**3006-02**	**31-12-01**	**31-12-00**
Grupo Inmobiliario La Corporación Banesto. S.A.	12,410	9,868	--
Desarrollo Informático. S.A	12,466	13,968	--
Informática. Servicios y Productos. S.A.	35,014	35,413	38,056
Gedinver e Inmuebles. S.A.	30,620	38,517	23,938
Inmobiliaria Urbis. S.A	--	22,513	36,734
Nordin. S.A.	24,320	39,829	29,203
Inversiones Turísticas. S.A.	15,274	15,262	15,422
Aparcamientos y Construcciones. S.A.	10,921	10,822	--
Banesto Holdings. Ltd.	8,044	8,055	--
Other companies	49,971	38,121	73,119
	199,040	232,368	216,472

IV.4. Risk Management

Banesto has a proper definition of a wide range of measures that form cautious lending policies, advanced loan management procedures, methodologies to value and classify customers and operations objectively, an adequate organization to make risk decisions, relational schemes between risk and profitability, incentive processes that take into account variables of yield and risk, and control and supervision systems adapted to the requirements of the regulators, in order to identify management practices that allow creation of value, minimizing exposure to risk.

Basic principles

The Bank has established a set of principles that define its action on risk. These principles may be summarized as follows:

- It has an express, formal definition of the global risk management staff, at the top of which there is the link to the Top Management in approval of the policies and global limits to risk, and in the supervision tasks.

- The risk function is independent within the business units, through which the risk is assumed.

- The Bank uses advanced risk measurement and analysis methodologies and measuring tools , with objective, quantifiable classifications and a high capacity for prediction and discrimination. All these methodologies are known to and approved by the Top Management.

- The increase in the customer base and management of risk quotas by customers (limits) are basic principles of the policy of diversification and mitigation of risks.

- Risk management is a basic pillar of the policy on prices and capital assignment.

IV.4.1. Lending risk

The object of credit risk management is to identify that kind of risks, their evaluation or measurement, their monitoring and control, and practice of mitigation or correction policies.

The Bank has progressively implemented and perfected from a solid organizational structure to manage risk in recent years, for admission tasks, as well as the monitoring and control of the credit activity.

Risk admission systems

The Bank manages all of its minority risk formed by the credit operations with individual customers, businesses, shops and small companies through a centralised structure called CAR / Central Analysis of Risk.

CAR is a credit management system formed by:

- A communication and distribution network of completely automated information.

- A sequential risk analysis structure formed by scorings based on the behaviour of more than 400,000 customers and non customers.

- A large core of experts in analysis of such customers and operations, located at a single production centre.

The non minority risk is managed through the Company Risk Unit and the Corporate Risk Unit.

Risk monitoring system

The appearance of default factors in the counterparts grows when the evolution of the economic cycle begins to acquire recessive profiles, or those of lesser activity. Due to this,

it is of major importance to have a risk monitoring system that clearly anticipates default factors in the clientele.

The Banesto credit monitoring system covers all its customers and is based on two pillars:

- The process to evaluate customers and portfolio (internal rating), which has a periodic customer revision plan according to their level of credit quality; and

- The mechanised system to anticipate risks (SAR) that performs a permanent reading of more than 50 significant variables, which we the to try to identify problems of liquidity or solvency of our counterparts.

During the last financial years, the Bank has intensified its policy of extinguishing potentially bad risks. Through this, it has completed the set of credit monitoring activities the Bank has been practicing throughout its correction process in recent years, consisting in a rigorous recovery policy for customers and positions under irregular risk, that have now reached minimum levels.

The overall monitoring system, especially that to control non anticipated entry to doubtfulness, is linked to the Bank's incentives system.

Composition and diversification of the Risk

Point IV.3.3. "Loan Investment" in this Prospectus records the information on credit risk, its composition and diversification according to diverse criteria: monetary and firm, by economic sectors, by types of customer, etc.

Doubtful Loans

The growth of the investment has been made following a policy of cautious risk management. A result of this is the evolution of doubtful loans that, including firm risks for which recovery is doubtful, amounted to 254.2 million euros on 31st December 2001, only 8% more than the previous financial year.

The new entries of doubtful debtors and defaulters in 2001 amounted no 114 million euros a figure that, although 47% higher than that recorded in 2000, included a specific operation amounting to 41 million euros (28% of the total entries in doubtful), that was regularized in May 2002. Without that applicant, the increase in entries in 2001 compared with the previous year is 5.2%. The recoveries during the financial year amounted to 72.3 million euros, 20.6% less than in the preceding financial year. That drop in absolute recoveries of doubtful debts is due to the smaller amount of doubtfuls the Group had at the beginning of 2001, compared with those it had in 2000. In fact, the percentage the recoveries represent each year in relation to the initial figure of doubtful and non performing loans was practically similar in both financial years (30.8% in 2001 and 31.4% in 2000). Doubtful loans amounting to 52.6 million euros were also transferred to default, 14.7% less than in 2000.

During the first semester of 2002, there has been a slight growth in the figure of doubtfuls, but the default rate has risen barely four hundredths, reaching 0.895, a slightly lower rate than that recorded at the end of 2000.

The coverage rate has continued to improve and rose above 236% by 30th June 2002.

The following table provides information on the comparative evolution in the first semester of 2002, the first semester of 2001 and the previous two years, of the doubtful figures, the balance of provisions and the coverage ratio of the doubtful loans.

Doubtful debt				
Thousands of euros	**30-06-02**	**31-06-01**	**2001**	**2000**
Doubtful debt:				
Initial balance	254.2	235.1	235.1	289.9
Increases	107.1	49.0	144.0	97.9
Recoveries	-81.3	-35.6	-72.3	-91.1
Amortizations	-2.1	-18.9	-52.6	-61.6
Final balance	277.9	229.6	254.2	235.1
- With security interests	20.6	23.9	40.4	61.1
- With personal guarantee	257.3	205.7	213.8	174.0
Provisions:				
Initial balance	596.7	495.2	495.2	464.9
Provisions	109.1	102.8	212.8	168.7
- Generic provision	4.6	9.4	27.3	40.9
- Specific provision	59.2	39.1	84.8	86.2
- Statistical provision	45.3	54.3	100.7	41.6
Available funds	-21.7	-10.8	-22.2	-25.3
Other movements	-28.1	-45.5	-89.1	-113.1
Final balance	656.0	541.7	596.7	495.2
Default rate (%) (*)	0.89	0.81	0.85	0.90
Coverage rate (%) (**)	236.03	235.88	234.71	210.64

Includes firm risks. Does not include country risk provision.
(*) Default ratio: Doubtful / (Gross loan investment + Firm risk)
(**) Coverage ratio: Provisions / Doubtful debtors

As to provisions for insolvencies, at the end of 2001, these amounted to 596.7 million euros (144.5 million of statistical provision, 249.8 million of generic provision and 202.4 million of specific provision), 20.5% higher than on 31st December 2000.

The provisions for insolvencies in 2001 amounted to 212.8 million euros, 100.7 million of which were assigned to the fund for statistical coverage of insolvencies established by the Bank of Spain as of 1st July 2000, due to which the provision in 2001 more than doubles that recorded in 2000.

The rest is the provision for insolvencies that came to 112.1 million euros in 2001, 10.2 less than that recorded in 2000, due to the improvement in the defaulting rates. Recoveries of provisions amounted to 22.9 million euros in 2001, 12.6% less than those recorded the previous financial year.

In the first semester of 2002, the provisions for insolvencies continued to grow till they reached 656 million euros. The provisions were 109.1 million euros, 45.3 million euros of

which were for the fund for statistical coverage of insolvencies, a fund in which the Group has already accumulated more than 50% of the total need of this provision, conceived in implementation as a fund to be completed during an economic cycle of six to eight years, of which only two have elapsed since it was established.

An amount of 189.7 million euros from the total provisions for insolvencies on 30th June 2002 is for the statistical fund mentioned, 254.1 million for generic provisions and 212.2 million for specific provisions.

Statistical coverage for insolvencies

On 1st July 2000, certain amendments to Circular 4/91 by the Bank of Spain came into force, introduced by Circular 9/99 by that institution. Basically, they refer to constitution of a complementary fund for statistical coverage of insolvencies, that is constituted as of that date, provisioned in each quarter, in the profit and loss accounts, with an estimate of the global latent insolvencies in the loan risk portfolio, as long as the amount of that statistical provision is greater than the net provisions made in the quarter before calculating the complementary fund, until that fund reaches a sum equivalent to triple the loan risk considered by coefficients established in the Circular itself. During the second semester of 2000, it was provisioned by the amount of 43.8 million euros, and during 2001, 100.7 million euros were provisioned, and a further 45.3 million euros in the semester of 2002, amounting to 505 of the maximum fund required for that item, when only 24 months have elapsed from its implementation by the Bank of Spain, in spite of its establishment being conceived as a fund to be completed over an economic cycle of six to eight years. Moreover, one must point out that the statistical fund now constituted on 30th June 2002 has an additional 68.3% coverage to the specific existing doubtful figure of 76.4% and the 91.4% required by the generic on the balance of doubtful figures.

In order to calculate the statistical fund, the Bank of Spain has classified the risks in several categories, applying a coefficient to each one of them depending on the nature of the risk. Those risk categories, the coefficient applied and the percentage distribution of the risk to Banesto according to those classes of risk are as follows:

Type of Risk	Coefficient	% Pondered Banesto Risk
Without appreciable risk	0%	20.6%
Low risk	0.1%	19.8%
Medum-low risk	0.4%	19.8%
Medium risk	0.6%	37.7%
Medium high risk	1.0%	1.3%
High risk	1.5%	0.8%
		100%

Assets Assigned

In financial year 2001 and the period elapsed in 2002, the Group has continued its policy of sale of assets assigned within the process of default recovery, and its balance on 31st

December 2001 came to 186.2 million euros, which is a drop of 33.2% on the previous year. On 30th June 2002, it continued to drop to 157.6 million euros.

Millions of euros	30/06/02	30/06/01 (*)	2001	2000
Buildings assigned				
Initial balance	186.2	278.9	278.9	399
Assignments	5.6	9.3	19.9	41.7
Sales	-34.2	-61.8	-112.6	-161.8
Final balance	157.6	226.4	186.2	278.9
Provisions				
Initial balance	121.6	176.3	176.3	220.1
Provisions	3.9	9.1	15.8	50.9
Recoveries	-20.8	-39.5	-70.5	-94.7
Final balance	104.7	145.9	121.6	176.3
Coverage ratio (%)(*)	66.46	64.44	65.31	63.22

(*) Unaudited data on June 2000
(*)(*) Provisions / Properties assigned

The rate of entries in assets assigned during 2001 underwent a sharp drop, amounting to 19.9 million euros, 52.3% less than in 2000. The sales have logically dropped, although at a lower rate than entries. These have dropped 30.4% in relation to those recorded the previous year and have amounted to 112.6 million euros. That has meant a new improvement in the ratio of sales of stocks, amounting to 37.7% compared with the 36.7% achieved in the previous financial year. That trend has remained in the first similar of 2002.

The provisions assigned during financial year 2001 to cover possible capital losses on these assets, according to the rule established by the Bank of Spain, has dropped to 15.8 million euros, 68.9% less than the previous year, due to the lower volume of these assets as well as the high levels of provision already existing from previous financial years. the recoveries through sale of assets amounted to 70.5 million euros, 25.6% less than the last financial year. Due to this, the balance of provisions amounted to 121.6 million euros, which represents a 65.3% level of coverage, on 31st December 2001, with a growth of 2.1 percent on the previous financial year. After the first semester of 2002, that percentage of coverage has risen to 66.4%.

Country Risk

The exposure of Banesto Group to country risk is small and the following table shows the volumes of risk, in monetary terms as well as firm (128,117 and 3,065 thousand euros respectively on 30th June 2002), maintained with countries subject to country risk, and the provisions constituted to cover that risk.

					% Variation	
Thousands of euros	**30-06-02**	**30-06-01(*)**	**2001**	**2000**	**June 02/June01**	**01/00**
Very doubtful countries	0	0	0	0	--	--
Doubtful countries	8,382	15,072	15,224	7,639	-44%	99%
Countries suffering transitory difficulties	122,800	210,905	204,584	145,373	-42%	41%
Total subject to provision	131,182	225,977	219,808	153,012	-42%	44%
Coverage established	21,301	36,667	34,783	26,493	-42%	31%
% risk/country coverage	16.24%	16.23%	15.82%	17.3%	--	--

(*) Unaudited data in June 2001

The increase in 2001, is mainly due to the investments made in certain countries that, although classified as undergoing transitory difficulties, represent a risk the Banesto Group is able to assume.

The detail by countries of the risks subject to provision and of the provisions established is as follows:

	30-06-02		30-06-01 (*)		2001		2000	
	Risk	**Provision**	**Risk**	**Provision**	**Risk**	**Provision**	**Risk**	**Provision**
Doubtful								
Argentina	--	--	--	--	1,034	207	--	--
Colombia	1,458	510	4,905	981	5,756	1,151	--	--
Indonesia	--	--	2,637	923	--	--	2,897	1,014
Dominican Republic	1,403	491	1,761	616	1,731	606	1,718	601
Venezuela	2,837	993	4,817	1,686	4,421	1,547	2,282	801
Other doubtful countries	8,382	2,881	15,072	5,036	15,224	4,096	7,639	2,673
In transitory difficulty								
Argentina	-	--	36,380	5,452	--	--	34,972	7,261
Brazil	16,012	2,402	180	27	346	52	148	22
Colombia	--	--	--	--	--	--	4,455	668
India	2,215	377	3,795	569	3,253	488	4,126	619
Morocco	1,875	281	1,810	272	1,924	289	2,154	323
Mexico	102,033	15,305	168,651	25,298	198,987	29,847	98,761	14,814
Other countries in trannsitory difficulty	665	55	89	13	74	11	757	113
	122,800	18,420	210,905	31,631	204,584	30,687	145,373	23,820

(*) Unaudited data in June 2001

As to the previous table, one can only point out the risks maintained with Mexico, which are mainly commercial operations, the risks with Brazil that, although they rose to 16 million euros on 30th June 2002, are at an assumable, profitable level for Banesto, and the absence of provisionable risks with Argentina on 30th June 2002, as all those with debtors in that country that could be subject to provision had already been 100% provisioned on that date and have been struck off the balance sheet, being transferred to the order accounts as regularized assets in suspension.

IV.4.2. Market risks

There are two scopes of market measurement and risk management at Banesto: one for specific treasury positions and the other for the rest of the Bank's balance sheet. Different methods and procedures are used for each of these.

Generally, market risks are understood as those caused by the variability of the conditions on the financial markets on which the institution trades (interest risk, price risk and currency risk) that may affect the value of the assets or the financial margin.

Liquidity risk considers the structure of maturity of the assets and liabilities in order to minimize the possibilities of facing difficulties in being able to honor the bank's undertakings, while guaranteeing the necessary resources for normal performance of the banking activity under optimum cost conditions.

Management of all these risks is entrusted to the Assets and Liabilities Committee (COAP), that meet monthly to analyze the evolution of those risks, take the appropriate decisions for their management and approve, if appropriate, the limits to market risks for each unit of the Bank involved in them.

IV.4.2.1. Interest Risks

Interest risk is the exposure of the economic-financial situation of a bank to variations in interest rates. Although it is true that this risk is inherent to banking activity, generates profit and, definitively generates value for the shareholders, it is none the less true that an excessive risk may cause losses to threaten the existence of the bank.

Movements in the interest rates affect the bank in two ways:

- modifying the Financial Statement (mainly the Financial Margin).

- modifying its Economic Value by modifying the Actual Value of all the future monetary flows, and even the volume and frequency of the actual flows.

Thus, the object of managing that risk is to manage a balance sheet structure that, in spite of interest rate movements, ensures alterations within its Profit Statement and Economic Value always remain within the limits preset by the Management.

Banesto has a specific computer application that has recently been implemented to manage the interest risk. all the existing information on the Balance Sheet and off the Balance Sheet is processed by the program at transaction level, which allows an exhaustive, rigorous analysis of the interest risk.

The Bank uses a double methodology to measure the interest risk, that is:

a) Financial Margin

The analysis under this perspective is performed periodically using a double approach:

Firstly, using a "Gaps" model, classifying the different assets, liabilities and positions Off the Balance Sheet of the company over different periods of time according to their maturity date, for fixed rate instruments, and of the next review date of the interest rate, for products at a variable rate. That analysis is performed separately for each one of the currencies in which the Bank has significant positions.

Secondly, simulations are performed to evaluate the impact on the trading margin according to different rate scenarios.

"Stress Testing" scenarios are also run, involving extreme variations in the interest rates, and their impact on the financial statement is studied. Considering the results obtained, the COAP adopts the investment / financing and coverage strategies it considers necessary to optimize the profitability/risk binomial.

The variations in the financial margin obtained in the different rate scenarios must not exceed the limits established for that purpose.

b) Net actual value

This methodology consists of obtaining the Net Actual Value of each and every one of the futures cash-flows generated by the positions of Assets, Liabilities and Off Balance Sheet of the Bank. To do so, it is necessary to model the behaviour of the different groups of accounts that comprise the total balance and assume prepayment hypotheses, duration of the current accounts, etc., that may modify the estimated cash-flows in different interest rate scenarios.

Just as in Financial Margin analysis, in this one different financial values are obtained of rates and also for "stress" scenarios in which the interest rates simulated are more extreme.

The variations brought about in the Economic Value must not exceed the limits set at any time and, if this happens, the appropriate measures must be taken to lower them to the permitted levels.

On the contrary to the first analysis that provides a more short-term view of the interest risk (by concentrating on the impact the interest rate movements may cause on the profit statement over a term of up to 24 months), this analysis provides a longer term view to be considered in the calculations performed on the cash-flows generated up to the end of the life of the contracts.

Both methods, although obtained independently, are analyzed jointly when optimizing the balance sheet structure of the bank.

The objective of measuring and monitoring the interest risk of the Bank is to people the Top Management sufficient information on the interest risk implicit to the global of the balance sheet. Thus, appropriate decision making is provided to manage the masses of the balance sheet according to the expected evolution of the business and of the interest rates.

The following table shows the structure of gaps in maturity and terms for reappreciation of the assets, liabilities and operations off the balance sheet in euros on 30th June 2002:

	Up to 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Not Sensitive	Total
Assets							
Money market	7.969	388	197	-	8	100	8,662
Lending system	10.784	8,307	1,049	927	827	234	22,128
Securities portfolio	1,148	1,121	5.825	1.338	1,954	-	11,386
Rest of assets	-	-	-	-	-	5,975	5,975
Total assets	19.901	9.816	7,071	2,265	2.789	6.309	48,151
Liabilities							
Money market	8.885	2,324	3.472	93	133	25	14,932
Deposits market	10,376	2.795	2.015	729	5,113	-	21,028
Issues	1.373	511	13	217	1.000	-	3,115
Rest of liabilities	94	77	169	123	215	8.398	9,076
Total liabilities	20,728	5,707	5.669	1.163		8.423	48,151
Operations off the balance sheet	(5.831)	4.275	(53)	481	1,120	8	-
Simple Gap	(6.658)	8.384	1.349	1.583	(2.552)	(2,106)	-
Accumulated Gap	(6.658)	1.726	3.075	4.658	(2,106)	-	-
Sensitivity ratios:							
Assets-Liabilities/Total assets	(-1.72%)	8.53%	2.91%	2.29%	(-7.65%)	(-4.37%)	
Simple Gap / Total assets	(-13.83%)	17.41%	2.80%	3.29%	(-5.30%)	(-4.37%)	
Accumulated Gap / Total assets	(-13.83%)	3.58%	6.38%	9.67%	-4.37%		
Coverage index							
Sensitive assets / Sensitive liabilities	96.01%	172%	124.73%	194.75%	43.17%	74.90%	

The "Gaps" structure shown by the table is typical of a bank with a prevailing activity in commercial banking (negative Gaps in long non-sensitive terms caused by accounts at sight and positive gaps between three months and five years due to loan investment), although it it includes positions of a certain importance that are a consequence of the measures taken to manage the implicit risk of the positions caused by the traditional business of the bank, that considerably reduce the risk.

IV.4.2.2. Liquidity Risk

To ascertain this, an analysis was carried out of the Gaps in the balance similar to the interest risk, although considering the maturity term instead of that of reappreciation for variable rate items.

Considering the Gaps, phase imbalances are noted in the maturities between assets and liabilities which, if not renewed, may lead to a lack of adjustment. Management of the liquidity risk must not aim to completely neutralize these Gaps, which would be impossible, but rather to manage these situations to minimize the possibility of difficulties in honouring commitments, above all at moments of tension on the markets.

This is complemented by weekly monitoring of the evolution of the liquid assets and liabilities of the Bank, as well as the liquidity projections to anticipate future needs.

The following table shows the structure of maturity Gaps on 30th June 2002, which is taken as the basis for analysis of the liquidity:

162

	Thousands of euros						
	Up to 3 months	Between 3 months and 1 year	Between 1 year and 2 years	Between 2 years and 5 years	More than 5 years	No specific maturity	Total
Gaps in the balance liquidity							
Money market	7.969	388	197	-	8	100	8.662
Lending system	5.423	5.517	3.631	2.634	4.688	235	22.128
Securities portfolio	703	1.103	6.048	1.365	2.168	-	11.387
Rest of assets	-	-	-	-	-	5.974	5.974
Total assets	14.095	7.008	9.876	3.999	6.864	6.309	48.151
Liabilities							
Money market	8.885	2.324	3.473	93	133	25	14.933
Deposits market	8.500	3.636	2.396	1.122	5.374	-	21.028
Issues	1	451	1.205	136	1.321	-	3.114
Rest of liabilities	94	77	169	123	215	8.398	9.076
Total liabilities	17.480	6.488	7.243	1.474	7.043	8.423	48.151
Simple Gap	-3.385	520	2.633	2.525	-179	(2.114)	

These Gaps also show a typical structure of commercial banking with a high percentage of financing with accounts at sight.

IV.4.2.3. Treasury Market Risk

Interest rate, exchange rate and variable yield risks arising from Treasury activity are managed and controlled by the Markets Department at Banesto using the Value at Risk (VaR) method.

The VaR tries to provide a sole market risk figure so it covers the interest and exchange risks as well as that of variable yield risk. That figure covers the maximum loss expected in adverse movements of the market, given a temporary horizon of one day and a confidence level of 99%. In other words, if we consider a confidence interval of 99%, one expects that, on average, the daily losses from the management carried out will exceed what is foreseen by the VaR once every one hundred days.

Measurement of the market risk is complemented as follows:

- by establishing gamma and vega limits, which are specific for options.

- by establishing limits to losses, also known as stop-loss limits.

- by completing the VaR analysis with stress testing scenarios.

- by comparing the reliability of the VaR methodology with back-testing processes.

Back-testing

The process of back-testing, or testing afterward, is aimed at verifying the reliability of the VaR as a method to measure the market risk. To do so, a comparative analysis is performed between the daily results made and an estimate of the Value at Risk (VaR). According to the hypotheses assumed in the VaR methodology, the results obtained must not exceed the VaR estimate by more than one in one hundred days.

Moreover, another series are obtained by contrasting hypotheses, as comparison of the average value and the variance of the distribution of results obtained, and comparing normality, in order to verify other hypotheses assumed in the VaR methodology.

The back-testing analysis carried out by Banesto was verified by the Auditing departments at the Santanter Central Hispano Group, as well as by rating classification agencies, such as IBCA, Moody's and Standard & Poors, and fulfils the minimum requisites recommended by the BIS on comparison of internal systems used in measuring and managing market risks.

Stress testing

Stress testing, or stress scenario analysis, is a complementary risk analysis that consists of generating different scenarios that record the impact of extreme movements on the financial variables in the result of the portfolio.

Banesto performs two types of stress scenarios:

- The first is based on historical analysis of the financial variables, to seek crisis situations. The maximum variations noted for the different variables are taken and the impact on the portfolio value from those variations is analyzed.

- The second scenario is provided by the recommendations given by the International Securities Market Association (ISMA). In this case, the value of the portfolio is quantified in relation to extreme, simultaneous variations in the financial variables (interest rates, exchange rates and variable yield).

Risks and results in 2001 and the first semester of 2002

A series of graphs is provided below to summarize the situation of Banesto throughout the year 2001 and the first semester of 2002, in terms of VaR consumption, as well as in relation to the reliability of the VaR as a measurement of risk incurred by the Markets Department.

The first group shows the evolution of the VaR over the period stated. one may see that the maximum consumption takes place in April 2001, coinciding with an increase in volatility on the financial markets. The volume of operations contracts by the Markets Department at Banesto is fairly stable, so the peaks in VaR consumption usually coincide with periods of high volatility on the markets (as happened due to the 11th of September, the effect of which may be seen in the last third of 2001). If we analyze the average VaR consumption over the period, it amounts to 1,379,000 euros.

This figure represents the global VaR consumption. Recently, a breakdown of that VaR has been included in the risk analysis by the Markets Department, that is, a breakdown by types of securities.

Given the way the Markets Department operates, if we consider the effect of the interest rates, exchange rates and variable yield on the global VaR, we may see that most of the risk is from variations in global interest rates (that risk now represents 90% of the VaR), as

the positions subject to the risk of exchange and variable yield risk are minimal within the total position of the Markets Department.

Evolution of the VaR - Figures in units of EUR


Evolución del VeR
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Fecha

VaR

Monthly period: June 01-June02 Date

The following chart is a probability distribution (histogram) showing these VaR consumptions. As may be seen, the VaR consumption during the period considered is concentrated between 0.3 million euros and 2.4 million euros, this being a relatively low consumption.

Risk Chart – VaR in units of EUR


Histograma de Riesgo

Number of days
Monthly period: June 01-June02 Classes

Evolution of the VaR vs. Results

The following is a graph that shows how the VaR has evolved in relation to the results. In technical terms, the daily revaluation of the portfolio must not exceed what is foreseen by the VaR in absolute terms. That is to say, for a given portfolio, the result of revaluing this from one day to another must not exceed the Ver figure, either in losses or in profit.

To obtain this, an interval is established (set by the VaR and its equivalent in negative). In theory, the daily revaluation must fall within that interval in 99% of the cases. We see that this percentage is not fulfilled, as there are more cases outside the interval than the theory determines. These variations usually coincide with sharp movements in short term interest rates, normally interventions by the Central Banks. Those variations cause sudden increases in volatility that the VaR does not record until the following day, when the new datum is included in the series of rates used to calculate the volatility and the correlation.

The tests performed in the back-testing, as described above, show that the VaR provides a good measurement of risk for the Markets Department at Banesto.

166

VaR (99%) v.s. Results – Data in units of EUR


VeR (99%) vs. Resultados
Datos en unidades de EUR
3.000.000
2.000.000
1.000.000
0
-1.000.000
-2.000.000
-3.000.000
VeR vs. Resultados
VeR
Observaciones
Fecha

VaR v.s. Results --- VaR

--- Remarks

Monthly period: June 01-June02 Date

IV.4.2.4. Currency Risk

Due to the strategic orientation of Banesto, the positions in currencies are scarcely significant and their policy is to cover the structural positions in currencies whenever possible.

Thousands of euros					% Variation	
Funds and interest in other currencies	30-06-02	30-06-01(*)	2001	2000	June 02/June01	01/00
Lending institutions	1.018.520	2.050.838	1.167.289	2.022.315	-50.34%	-42.28%
Customer funds	1.773.655	1.962.429	2.087.085	1.864.049	-9.62%	11.97%
Securities portfolio	234.732	489.773	322.695	456.150	-52.07%	-29.26%
Other funds in other currencies	263.867	255.129	262.174	215.003	3.42%	21.94%
Funds in other currencies	3.290.774	4.758.169	3.839.243	4.557.517	-30.84%	-15.76%
% of total assets	6.90%	10.6%	8.55%	10.22%		
Lending institutions	851.007	2.275.560	1.564.471	2.549.859	-62.60%	-38.64%
Customer debits	1.771.467	1.719.837	1.654.912	1.615.227	3.00%	2.46%
Debit represented by negotiable securities	52.994	236.183	56.025	227.171	-77.56%	-75.34%
Subordinate financing	482.206	567.217	545.785	516.926	-14.99%	5.58%
Other funds in other currencies	307.206	177.114	188.398	176.936	73.45%	6.48%
Funds in other currencies	3.464.880	4.975.911	4.009.591	5.086.119	-30.37%	-21.17%
% of total liabilities						

(*) Unaudited data in June 2001

As to consumption of own funds due to exchange risk, the following table shows the scarce relevance of that risk to Banesto:

Data in thousands of euros and %	30-6-2002	31-12-2001	06/01	2000
Consumption of own funds through currency exchange risk	3,044	6,442	4,604	3,291
Own funds	2,487,734	2,522,044	2,566,455	2,490,083
Ratio of own fund consumption by exchange risk, to Own Funds	0.12%	0.26%	0.18%	0.13%

IV.4.3. Derivate products

The following table shows the breakdown on 30th June 2002 and 31st December 2001 and 2000 of notional and contractual amounts, by types of derivate financial products, in contracts by the Group and not mature on those dates.

	30.06.02				Year 2001				Year 2000
Thousands of euros		Maturity				Maturity			
	Total	Up to 1 year	Over 1 year	Replacement value	Total	Up to 1 year	Over 1 year	Replacement value	TOTAL
Purchase-sale non mature currency				-26,561				2,950	0.00
Purchase	2.813.444	2.688.822	124.622		3.580.100	3.503.443	76.657		2.362.136
Sale	2.153.379	2.092.441	60.938		2.498.768	2.442.866	55.902		1.122.820
Purchase-sale financial assets				1,117				1,775	
Purchase	2.697.414	2.091.593	605,821		616.732	610.634	6.098		545,892
Sale	2.857.164	1.521.492	1.335.672		1.757.300	1.755.935	1.365		781,222
Futures on stock and interest rates									
Coverage									
Bought									
Sold									16.000
Trading									
Bought	508.067	508.067			353.704	353.704			69.691
Sold	1.206.869	1.206.869			643.625	643.625			198.418
Options									
On stock									
Coverage				-822				-519	
Bought	335.554	171.367	164.187		561.577	207.945	353.632		402.645
Issued	1.968.661	639.845	1.328.816		2.200.183	657.253	1.542.930		1.415.600
Trading									
Bought	4.414.145	4.414.145		9.473	1.473.059	1.473.059		1.978	1.007.578
Issued	2.957.643	2.957.643			1.857.149	1.857.149			1.253.104
On interest rates, trading				7.667				-10	
Bought	1.543.379		1.543.379		682.950		682.950		176.299
Issued	1.539.372		1.539.372		682.950		682.950		173.294
On currency, trading				1.758				233	
Bought	357.620	351.269	6.351		158.656	84.076	74.580		225.934
Issued	355.145	348.794	6.351		154.969	80.389	74.580.		225.934
Agreements on forward interest rates (FRA)				136					
Trading	3.645.576	2.445.576	1.200.000		2.800.000	500.000	2.300.000	101	75.564
Interest rate swaps				12.258				-1.640	
Coverage	3.382.758	302.825	3.079.933		2.516.290	1.504.036	1.012.254		2.074.112
Trading	29.842.671	19.092.769	10.749.902		26.434.871	10.623.214	15.811.657		16.777.620

The notional amounts of those operations do not necessarily show the volume of credit risk and other economic risks inherent to these assumed by the Group, as the net position maintained in these financial instruments is the result of the compensation and/or combination of these. Most of the non mature term operations were performed in order to cover the effects of fluctuations in the interest rates, the exchange rates or market prices. Any estimated potential losses from such operations at the year end are adequately

168

provisioned or compensated by the potential estimated losses from operations of the same nature.

The following is a table showing the distribution of the risk in derivates by counterpart credit rating, on 30th June 2002.

RATING	% of the Total
AAA	64.9%
AA	15.4%
A	9.6%
BBB+	10.1%
	100%

IV. 5. Conditioning circumstances

IV.5.1. The issuer performs its activity in a stable manner. The banking business is not especially subject to seasonal variations.

IV.5.2. Due to its nature, activity by the issuer does not depend on patents, marks, technical assistance, exclusivity contracts, etcetera for performance. However, it is subject to the rules that regulate banking activity. In this sense, the issuer performs its activity under supervision by the Bank of Spain and must now fulfil the following coefficients:

Cash coefficient

During financial year 2001 and the first semester of 2002, the cash coefficient was set at 2% of the computable liabilities, an amount that must be immobilised in a current account at the Bank of Spain, bearing the average rate that the European Central Banks System sets for basic financing operations.

Pursuant to the terms of Circular 2/1990 by the Bank of Spain on cash coefficients for financial intermediaries, in 1990 the Group acquired deposit certificates issued by Bank of Spain with six monthly maturities from March 1993 until September 2000, acruing interest at the annual rate of 6%.

Solvency coefficient

Finally, the risk concession policy and, in general, that of investment in assets of all kinds by the bank are directly influenced by the existence of regulations on minimum own funds held by lending institutions.

The solvency coefficient is regulated by "Act 13/1992 of 1st June on Own Funds and supervision on a consolidated basis by the Financial Institutions", that came into force, in general terms, on first January 1993 and was developed by Royal Decree 1343/1992 of 6th November, the Ministerial Order of 29th December 1992 and Circular 5/93 by the Bank of Spain.
The coefficient is defined as the existing relation between computable own funds and the sum of the active balances, commitments and other order accounts, net of provisions,

amortizations and compensatory balances and the net position in currency, position according to the nature of the counter part and the guarantees and characteristics of the assets and risks derived from the trading portfolio, which cannot be lower than 8%.

In the case of Banesto, the Santander Central Hispano Group holds in turn a stake of more than 90%, the minimum Own Funds coefficient is set at 4%. Banco Español de Crédito more than covers that coefficient.

Just as recorded in point IV.3.6 of this Prospectus, that minimum percentage shall be 4.8% if, due to the capital increase forming the object of this Prospectus, the percentage held by Banco Santanter Central Hispano in Banco Español de Crédito is under 90%. In that case, Banesto would still more than cover that coefficient.

IV.5.3. Due to its specific activity, the investment in commercial research and development performed by the Banesto Group are materialized basically in optimization of the offer of products and customer services, in encouraging low cost channels, and in increasing productivity through a series of computer organizational projects, without being able to consider the indications that may be given thereon to be significant.

On the other hand, the Group has continued to develop projects aimed at taking advantage of the tools Internet provides to improve the efficiency of the organization. In this sense, the level of intranet implementation in the Bank at the end of 2001 may be estimated at 90%, compared with 22% in 2000.

IV.5.4. Litigation and arbitration that may have an important effect on the financial situation of the issuer and its Consolidated Group, or on the activity of its business

The following are the details of the main litigation in force that affects the Banesto Group, noting that the contingencies that may arise from these, with the exception of the claims to impugn corporate agreements referred to in section B), are covered by provisions constituted at the Bank.

A) SALE OF BANCO DE MADRID:

In July 1994, the Liquidation Commission for Insurance Institutions "CLEA", filed a suit for presumed offences of fraud and misrepresentation against the Directors and Management of Apolo, Cía. Anónima de Seguros, and against the Management of Banco de Madrid. The latter institution had a claim brought against it for 16,227 thousand euros, which may affect Banesto according to the commitments acquired to Deutsche Bank, due to the sale of Banco de Madrid to that institution, as the events in litigation took place before the sale transaction.

On 17th March 2000, Section One of the Criminal Court at the National Tribunal handed down a judgement in which it absolved the Management of Banco de Madrid who had been accused, thus declaring the absence of civil liability by Banco de Madrid. That judgement was appealed by CLEA before the Supreme Court, that accepted the appeal in July 2002 due to failure by the National Tribunal to pronounce condemnation in its sentence, ordering it to hand down a new, duly grounded judgement. The new judgement

will foreseeably not amend the previous finding and, thus, will maintain absolution of the Management of Banco de Madrid and, thus, absence of civil liability of that institution.

B) CLAIMS TO IMPUGN COMPANY AGREEMENTS:

1. Related to the agreements by the Meeting on 26th March 1994

a) Motion to impugn brought by ASSOCIATION FOR DEFENSE OF SHAREHOLDERS and a further 24 shareholders:

Proceedings filed in May 1994, heard by the Court of First Instance number 13 of Madrid.

Judgements were handed down at first and second instance, both favorable to the Bank.

On 23rd December 1997, the plaintiffs presented a writ announcing a remedy of appeal which, after being impugned by the Bank, is now pending resolution.

b) Motion to impugn brought in March 1995 by Mr Mario Conde and others, Mr Rafael Pérez Escolar and Mr Ramiro Núñez Villaveirán (accumulated at Court of First Instance number 46 of Madrid):

Judgements favorable to the Bank were handed down at first and second instance. A remedy of appeal was filed by the plaintiffs and is still pending resolution.

2. Concerning the agreements by the Meeting of 22rd August 1994.

Claims to impugn company agreements filed in July and August 1995 by Mr Rafael Pérez Escolar and Mr Ramiro Núñez-Villaveirán Ovilo (accumulated at Court of First Instance number 16 of Madrid). Judgements favorable to the Bank were handed down at first and second instance. Mr Pérez Escolar filed a remedy of appeal that is now being processed.

3. Concerning the agreements by the Meeting of 15th February 1995.

Claim to impugn filed in February 1996 by Mr Rafael Pérez Escolar and Mr Ramiro Núñez Villaveirán y Ovilo, heard by Court of First Instance number 15 of Madrid. Judgement was handed down at first instance in favor of the Bank, which was appealed by the plaintiffs. In the proceedings of 8th January 2001, the parts were considered present and notified of the transfer for adhesion to the appeal and proposal for proof. The application to receive the proof proposed by the party appealing in court was rejected by order in September 2001. An appeal of supplication was filed against that finding and rejected in the court order of 23rd July 2002.

4. Concerning the agreements by the Meeting of 4th February 1997.

Claim to impugn brought in March 1997 by the company "IGUACU, S.L.", Mr Manuel Alguacil Prieto and Mr Antonio Panea Yeste (Court of First Instance number 8 of Madrid, proceeding number 414/97). On 6th March 2000, judgement was handed down at first instance fully rejecting the claim, with has been appealed by the plaintiffs.

The appeal hearing has held on 23rd September 2002 and the appeal is pending sentence.

5. <u>Concerning the agreements by the Meeting on 10th February 1998</u>.

Claim to impugn company agreements brought by the company "IGUACU, S.L." Mr Manuel Alguacil Prieto and Mr Antonio Panea Yeste. (Proceedings 227/98, accumulated in proceedings no. 414/97, described in the preceding point, at Court of First Instance number 8 of Madrid, the present procedural situation of which has been mentioned above).

C) BANKRUPTCY SYNDICATE OF AGORA, CORPORACION DE INVERSIONES INMOBILIARIAS, S.A.

On the basis of the backdating of the bankruptcy ordered by the Court, which was still provisional in October 2000, BANDESCO was notified that that bankruptcy syndicate of that company had filed the following judicial claims:

a) Incidental suit on the nullity of the mortgage loan for the amount of 610,012.10 euros and foreclosure of same, in which BANDESCO responded to the claim on 24th October 2000, proposing proof be provided.

b) Requirement to pay BANDESCO 5,409,108.94 euros, an amount that was paid to the bank in June 1994 in initial payment of the loan it had granted AGORA. In the proceedings of 23rd November 2001, the Court resolved the appeal for reimbursement filed by BANDESCO in the sense of it not being obligatory to pay until the incident brought by Bandesco in order to modify the backdating of the bankruptcy is resolved, which is in the phase of proof at present.

D) BANKRUPTCY SYNDICATE OF FORTIS, S.A.

Suit filed by the Bankruptcy Syndicate of Fortis, S.A. against Banco Español de Crédito, S.A. On 30th September 2002, the Supreme Court handed down judgement concerning the remedy of appeal previously filed by the Bank against the sentence handed down by the Provincial Court, that condemned the Bank to return the body of assets in bankruptcy of the property it had been assigned some months before bankruptcy was declared. In that sentence, the Bank was condemned to return the property to the body of bankrupt assets, although that reimbursement was to be replaced by a cash compensation according to the valuation assigned to the property, as it was then sold to a third party.

E) BANKRUPTCY SYNDICATE OF DISTRIBUCIONES GIMENEZ Y CIA, DIGSA.

On 3rd January 2001, the Bankruptcy Syndicate of Distribuciones Giménez y Cía, S.A. filed a suit for more than a limiting amount against Banco Español de Crédito, S.A. under proceedings number 96/01, before the Court of First Instance number 3 of Zaragoza, to claim the amount of 1,803 thousand euros received by the bank from the bankrupt company during the backdated period. The bank filed an incidental claim. The lawyer to the Syndicate has now requested suspension of the suit to try to obtain an amicable solution consisting of settling the matter for 902 thousand euros. As the case is now suspended, discussion is now taking place to reach an amicable solution.

172

F) ROSSET ESPAÑA, S.L.

This company filed a claim against Banco Español de Crédito, S.A. calling for it to be condemned to pay the amount of 1,318,500.35 euros, plus interest and costs, due to failure to pay two bank checks, each amounting to 1,000,000 US dollars, delivered to process payment.

In the judgement dated 8th November 1999, the Court of First Instance number 3 of Vigo partially accepted the claim and condemned Banesto to pay the amount collected as a result of the collection proceedings with the cheques or debited, as appropriate, in the account of the plaintiff. The Provincial Court of Pontevedra, in its sentence of 13th July 2001, rejected the remedy of appeal filed by the plaintiff and confirmed the judgement at first instance.

On 29th September 2001, ROSSET ESPAÑA, S.L. filed a remedy of appeal for breach of procedure, to which Banco Español de Crédito, S.A. has responded, and it is now about to present a writ to impugn that appeal.

Neither Banesto, nor the companies in the Banco Español de Crédito Group have incurred in other litigation or arbitration that, in their opinion, could have an important effect on its financial situation or on the activity of its business, including the proceedings aforementioned.

IV.6. Labor information

The average number of employees of the Banco Español de Crédito Group over the last three year was:

	30-06-02		2110		2000		% 01/00	
	Banesto	Rest of Group	Banesto	Rest of Group	Banesto	Rest of Group	Banesto	Rest of Group
Top management	21	4	22	4	26	4	-15.4%	--
Technicians	7.281	245	7.420	283	7.555	286	-1.8%	-1%
Clerical	2.430	108	2.964	115	3.606	140	-17.8%	-17.9%
General Services	20	2	25	1	29	2.	-13.8%	-50.7%
Subsidiaries and branches abroad	17	56	19	74	20	77	-5%	-3.9%
Other non banking companies	--	228	--	227	--	222	--	2.2%
	9.769	643	10.450	704	11.236	731	-7%	-3.7%

Point IV.2.6 of this Prospectus provides the breakdown and evolution of the personnel expenses.

IV.6.2. The labour conditions of the issuer are determined by the specifications set forth in the Collective Bargaining Agreement for Spanish Banks.

The last Collective Agreement was signed on 22th October 1999 by the Trade Unions and representatives of the Spanish Private Banking Association (AEB). Resolution by the Ministry of Labour of 5-11-99, published in the Official State Gazette on 26-11-99. The Agreement shall remain in force from 1.1.99 to 31.12.02 and must obligatorily be applied to the labour relations between private banks and the workers effectively in their employ.

In recent years, the Bank has offered certain employees the possibility of early retirement. Due to this, the number of employees has decreased, and productivity per employee, in terms of deposits and loans per employee, has increased 41% over the last few years.

On the other hand, in order to encourage our sales force, the bank offers bonuses and incentives linked to achieving sales objectives, specifically to the directors, managers and key employees. Our incentives system is based on profitability of the products sold, as well as customer type, a combination that encourages our employees to place products with higher margins and to take advantages of the opportunities of cross sales.

The Banesto Group has renewed its workforce and more than 40% of the staff have joined the Bank in the last seven years. Since 1998, all the people who have joined the Bank are university graduates, which generates a high potential employee base. During the first semester of 2001, approximately 21% of the staff was promoted and 50% has changed duties within the Group.

IV.6.3. Pension scheme

According to the Collective Agreement in force, some of the Spanish consolidated firms have undertaken the commitment to complement some of the Social Security compensation to which some specific employees, or their heirs may be entitled.

The hypotheses considered in the actuarial studies performed by a firm of independent actuaries, have been, among others, the GRM/F-95 tables and an annual technical interest rate of 4%, so they fulfil the regulations in force on the matter.

The following are the main figures from those studies, on 30-06-02 and at the end of financial years 2001 and 2000:

	Thousands of euros		
	30-06-02	2001	2000
Present value:			
Pensions accrued by retirees (*)	1,533,041	1,525,561	1,432,554
Pensions accrued by present staff	341,422	365,403	435,229
Salary commitments to staff in early retirement	513,993	518,575	342,292
Seniority bonuses and other commitments	6,631	6,497	6,191
Total amount of commitments accrued	2,395,086	2,416,036	2,292,727

(*) Includes the staff in early retirement.

Those commitments are covered as follows (in thousands of euros):

	Thousands of euros		
	30-06-02	2001	2000
Internal fund	550,808	636,823	453,113
Insurance policies from Group insurance companies (*)	1,086,708	1,021,964	964,655
Insurance policies from insurance companies outside the Group(*)	655,211	657,907	686,807
Subtotal	2,292,7727	2,316,694	2,104,595
Provisions for risks and charges	5,263	-	-
Difference recorded on the coverage Calendar established in the Regulations (**)	98,757	105,370	2,225,124
Total amount	2,936,747	2,422,064	2,225,124

(*) Pursuant to Circular 5/2000, on the respective dates, these amounts were recorded under the heading "Provisions for Risks and Charges – Pensioners' Fund" in the heading "Other Assets" on the consolidated balance sheet on that date.

(**)Pursuant to Circular 5/2000, these amounts were recorded under the heading "Provisions for Risks and Charges – Pensioners' Fund" on the consolidated balance sheet on the respective dates, netting the same amount in the debit with charge account that was constituted for those funds.

The present value of the pensions due to the personnel retired from the Group and pensions to be received by the personnel in early retirement as of the date of their retirement, came to 1,533,041 thousand euros on 30th June 2002, and that of pensions accrued by active personnel at the Group 341,422 thousand euros. Those actuarial liabilities were covered on 30th June 2002 by an internal fund amounting to 33,787 thousand euros, for policies taken from three insurance companies, two of them outside the Group, for an amount of 1,741,919 thousand euros, and the rest (98,757 thousand euros), is from a difference recorded on the coverage calendar established in the "Regulations on Instrumentalization of the Pension Commitments Companies have with their workers".

Early retirements:

In financial year 1996 and from 1998, the Bank constituted funds to cover the salary commitments with staff in early retirement from the moment of early retirement until the date of their effective retirement, which have been recorded under the heading "Provisions for risks and charges - Pension Fund", simultaneously giving rise to the relevant advance tax for those commitments.

The relevant actuarial liability for the salary commitments with that personnel, up to their date of effective retirement was covered on 30th June 2002 by an internal fund amounting to 508,730 thousand euros and by a special fund of 5,263 million euros recorded under the heading "Provisions for risks and charges - other provisions".

Provisions and payments

The cost accrued by the Group for pensions, in the first semester of 2002, amounted to 63,175 thousand euros (122,799 thousand in financial year 2001), which are recorded under the headings "Interest and Similar Charges", "General Administration Expenses - For personnel" and "Extraordinary Losses" in the consolidated profit and loss accounts.

From those amounts, 29,818 thousand euros in the first semester of 2002 and 60,439 thousand euros in 2001 have been compensated by the same for the positive valuation differences arising from the investments in which the insurance contracts covering the pension commitments recorded under the heading "Interest and Related Yields" are materialized in the consolidated profit and loss accounts for that financial year.

Up to June 2002, payments were made to pensioners amounting to 87,468 thousand euros (158,938 thousand in 2001), 59,789 and 105,345 thousand euros of which respectively were paid against the internal funds constituted by the Group and the rest from funds received from the insurance companies.

IV.7. OPERATIONS WITH RELATED COMPANIES

BANESTO has entered into, or expects to enter into certain agreements and has certain bonds with other companies belonging to the SCH Group, in relation to certain services that those companies provide or will provide BANESTO, and services that BANESTO provides or intends to provide those companies. As to the procedural principles of BANESTO, the conditions of those agreements must and should be at least as advantageous to BANESTO as the conditions it could obtain through agreements entered into on normal market terms with third parties unrelated to the SCH Group. A description of the most significant operations carried out by companies in the SCH Group from 1st January 1999 to present is provided.

Process of reorganization of branches in the SCH Group

As part of the process of reorganization of branches in the SCH Group carried out in 1999, 2000 and 2001 and in the first six months of 2002, BANESTO acquired the business of 309 branches from SCH and transferred the business of 481 branches to SCH. The external auditors of BANESTO, who are also the external auditors to SCH Group, proposed the sale price in each one of those agreements, in order to protect the interests of shareholders of BANESTO other than SCH. BANESTO paid SCH 363 million euros (including V.A.T.) for the businesses acquired, while SCH paid 402 million euros (including V.A.T.) for the businesses acquired from BANESTO.

Technological Joint Venture

On 27th December 2000, SCH rolled out a project to design and implement a new technological platform for the central systems of the SCH Group. As it considered the technological information system of the BANESTO Group fulfilled all the needs of the SCH Group, in May 2002, SCH acquired a stake in Ingeniería de Software Bancario, S.L. ("ISBAN"), a company BANESTO had incorporated in order to develop its own technological system.

BANESTO owns 51% of the shares forming the capital stock of ISBAN and SCH holds the remaining 49%. The Board of Directors of ISBAN has eight directors: three are managing directors of BANESTO; three are managing directors of SCH; one is a managing director of ISBAN and the other is a director of *International Business Machines* (IBM).

As established in the agreement dated 11th June 2002, between BANESTO, SCH and ISBAN, the company ISBAN has three main objectives:

- development of the central system of Banesto.

- evolution of that central system in order to attend to the operating needs not only of BANESTO, but also of SCH and

- the marketing activity and sales of the central system on the software market.

On the date of this Prospectus, BANESTO had project commitments amounting to 24.9 million euros and SCH 67.1 million euros. Moreover, ISBAN will provide additional software support and other systems development services to SCH on implementation of the central system at BANESTO on the present technological platform of SCH, in exchange for a retribution to be determined between ISBAN and SCH.

According to the said report of 11th June 2002, the parts agreed that 71.5% of the price to be paid would be borne by SCH (to be determined in each specific case) for any shared maintenance and support services that BANESTO and SCH may request from ISBAN in the future, and of which BANESTO will pay the remaining 28.5.

Common Internal Auditing Department

BANESTO does not have a permanent internal auditing department. These duties are carried out, however, by SCH, within the scope of the control activities SCH carries out on all its subsidiaries subject to consolidation, including BANESTO.

Agreement on management of funds with companies in the SCH Group

By virtue of a series of agreements between BANESTO and certain companies in the SCH Group, BANESTO commercializes investment funds and pension funds through its branches under the brand name of BANESTO, which are managed by companies in the SCH Group. BANESTO receives a percentage of the management commission charged by those companies in the SCH Group when the investment in those funds is from BANESTO customers, as well as a percentage of the annual commissions deposited by those companies in the SCH Group in relation to the subscriptions of those investment and pension funds that are generated by BANESTO.

Loans between BANESTO and SCH

On certain occasions, BANESTO grants loans to SCH and the companies in its Group, and on other occasions it receives loans from these, on terms that do not differ substantially from the market conditions. On 31st December 2001, the amount lent by BANESTO to the SCH Group was 1,13 million euros, while the amount lent to BANESTO by SCH and its subsidiaries was 2.46 million euros.

IV.8 Investment policy

According to its strategy of concentration on the domestic and retail banking business, Banesto has performed a gradual, orderly withdrawal from activities considered non strategic.

In this line, the investment performed over the last years, that will continue in the coming two or three years, are related to starting up specific projects, such as:

- Plans to refurbish offices, to adopt them to the Banesto image and quality standards, as well as to the safety requirements established under the new laws.

- Technology and systems plans to support the Network. During financial year 1998, all the computer systems at Banesto, adapted to the euro, were integrated in the network, that is to say, transformed into true multi-currency applications. The absence of relevant problems in the transition to the sole currency is proof of the quality of the applications at Banesto.

In this context, the investments in tangible assets during financial year 2001 amounted to 154 thousand euros.

As to investments of a financial nature, the most relevant aspect in the last financial years has been the 7.88% increase in financial year 2000 in the stake in Inmobiliaria Urbis, S.A., mainly due to the capital increase by that company in July 2000, in which Banco Español de Crédito acted as the insurer. That capital increase was 94.7 million euros (25.1 million euros par value and 69.6 million euros issue premium) and Banco Español de Crédito subscribed 34.1 million euros in it (9 million euros par value and 25.1 million euros issue premium). As to the IPO for exclusion of La Corporación Industrial y Financiera de Banesto, carried out in March 2000, its impact was immaterial due to the low number of titles involved.

Moreover, the Bank has been undertaking a branch reorganization process during which Banesto sold SCH the business of 27 branches and acquired the business of 20 branches from SCH during the first semester of 2002. The volume of business acquired and sold by Banesto amounted to 130.5 million euros and 130.8 million euros respectively.

Chapter VII contains greater detail concerning the investment policy of the Banesto Group for the coming years.

CHAPTER V

THE ASSETS, FINANCIAL SITUATION AND RESULTS OF THE ISSUING INSTITUTION

CHAPTER V

THE ASSETS, FINANCIAL SITUATION AND RESULTS OF THE ISSUING INSTITUTION

V.1. INDIVIDUAL ACCOUNTING INFORMATION ON BANCO ESPAÑOL DE CRÉDITO, S.A.

V.1.1. Comparative individual financial statement of Banco Español de Crédito, S.A.

(In thousands of euros)

ASSETS	30-06-02	30-06-01 (*)	2001	2000	LIABILITIES	30-06-02	30-06-01 (*)	2001	2000
CASH AND DEPOSITS IN CENTRAL BANKS					LENDING INSTITUTIONS				
Cash in hand	174.746	114.451	144.188	138.023	At sight	321.916	279.894	201.005	132.049
Bank of Spain	100.028	151.114	219.197	166.774	Term or with notice	13.835.747	11.813.673	14.986.364	16.344.033
Other central banks	336	216	407	196		14.157.663	12.093.567	15.187.369	16.476.082
	275.110	265.781	363.792	304.993	CUSTOMER FUNDS				
GOVERNMENT DEBTS	3.397.794	4.220.844	3.798.469	6.027.574	Savings accounts:				
					At sight	10.389.051	9.544.434	10.049.084	9.681.664
LENDING INSTITUTIONS					Term	8.368.817	10.418.792	7.353.170	8.371.904
At sight	877.152	813.064	824.686	348.591	Other debits				
Other lending	6.310.768	8.147.264	5.989.872	8.646.603	At sight				
	7.187.920	8.960.328	6.814.558	8.995.194	Term	8.522.443	6.249.053	8.335.002	5.457.955
CUSTOMER LENDING	24.531.578	22.133.851	23.184.683	20.297.889		27.280.311	26.212.279	25.737.256	23.511.523
					DEBITS REPRESENTED BY NEGOTIABLE SECURITIES				
BONDS AND OTHER FIXED YIELD SECURITIES	8,955,508	4,834.044	8.956.472	6.197.667	Bonds and debentures in circulation	1.000.000			
					Promissory notes and other stock				
SHARES AND OTHER VARIABLE YIELD STOCKS	698.765	54.474	140.749	68.782		1.000.000			
					OTHER LIABILITIES	2.542.810	1.402.846	1.947.224	1.050.449
SHARES	5.259	2.930	5.259	2.930					
					ACCRUAL ACCOUNTS	1.104.068	783.035	702,154	780.646
SHARES IN GROUP COMPANIES	1.150,070	1.079.243	1.086.112	1.063.006					
					PROVISIONS FOR RISKS AND CHARGES				
INTANGIBLE ASSETS					Pension fund	2,274.562	2.069.967	2.298,736	2,084.912
Establishment expenses					Provision for taxes	-	-	-	-
Other amortizable expenses	58,192	25.082	59.002	25,736	Other provisions	357.403	360.290	396.710	349,486
	58.192	25.082	59.002	25.736		2.631,965	2.430.257	2.695.446	2.434.398
TANGIBLE ASSETS					FUND FOR GENERAL RISKS	-	-	-	-
Land and buildings for own use	288.866	301.326	297.330	300,493					
Other buildings	104.982	142.239	120.077	156.252					
Furniture, installations and others	360.909	353.084	375.953	365.070					
	754,757	796.649	793.360	821,815	PROFIT FROM FINANCIAL YEAR	211,042	197.760	369.417	331.096
CAPITAL SUBSCRIBED NOT PAID UP	-	-	-	-					
					SUBORDINATE FINANCING	634.655	719.666	698.234	669.375
OWN SHARES	38								
					CAPITAL SUBSCRIBED	1.335.598	1.409.117	1.335.598	1.409.117
OTHER ASSETS	3.665.246	2.598.116	2.958.774	2,207,195					
					ISSUE PREMIUMS				
ACCRUAL ACCOUNTS	1.004.134	869.818	928.310	911.442					
					RESERVES	786.259	592.633	416.842	261.537

ASSETS	30-06-02	30-06-01 (*)	2001	2000	LIABILITIES	30-06-02	30-06-01 (*)	2001	2000
CONSOLIDATED LOSSES FROM FINANCIAL YEAR									
TOTAL ASSETS	51.684.371	45.841.160	49.089.540	46.924.223	REVALUATION RESERVES				
ORDER ACCOUNTS	15.143.598	15.148.765	14.760.292	14.539.932					
					RESULTS FROM PREVIOUS YEARS				
CONTINGENT LIABILITIES	5.798.825	5,311,880	5.741.407	5.016.137					
OTHER COMMITMENTS	9.344.773	9.836.885	9.018.885	9.523.795	TOTAL LIABILITIES	51.684.371	45.841.160	49.089.540	46.924.223

(*) It is expressly stated that all the figures included in this Prospectus, concerning 30th June 2001, have not been audited by the external auditors to the company.

V.1.2. Individual comparative profit and loss account of Banco Español de Crédito, S.A.

(In thousands of euros)

			(Debit)/Credit	
	30-06-02	30-06-01(*)	2001	2000
INTEREST AND RELATED INCOME	998.416	1.215.369	2.290.087	2.130.283
Fixed yield portfolio	273.501	276.644	538.728	637.177
INTEREST AND RELATED CHARGES	-559.412	-787.790	-1.413.421	-1,291.166
YIELD OF VARIABLE PORTFOLIO				
Shares and other variable yield securities	3.623	802	1.660	476
Stakes	520	686	686	484
Stakes in the Group	17.147	17.188	38.124	64.537
	21.290	18.676	40.470	65.497
INTERMEDIATION MARGIN	460.294	446.255	917.136	904.614
COMMISSIONS RECEIEVED	228.139	211.801	427.461	409.573
COMMISSIONS PAID	-36.204	-32.088	-64.845	-57.072
RESULTS OF FINANCIAL OPERATIONS	13.527	20.698	39.164	25.868
ORDINARY MARGIN	665.756	646.666	1.318.916	1.282.983
OTHER OPERATING PRODUCTS	4.672	3.848	7.538	9.178
GENERAL ADMINISTRATION EXPENSES				
Personnel	-257.004	-259.301	-516.151	-525.304
Of which:				
Wages and salaries	-191.082	-193.721	-381.311	-393.936
Social charges	-50.985	-51.936	-104.799	-107.232
Pensions	-7.152	-6,178	-15.674	-14.865
Other administrative expenses	-82.688	-83.841	-175.340	-169.827
	-339.692	-342.782	-691.491	-695.131
AMORTIZATION AND WRITE-OFF OF TANGIBLE AND INTANGIBLE FIXED ASSETS	-44.387	-38.320	-78.706	-76,589
OTHER OPERATING CHARGES	-14.615	-16.154	-33.970	-32.976
OPERATING MARGIN	271.734	253.258	522.287	487.465
AMORTIZATION AND PROVISIONS FOR INSOLVENCIES	-56.587	-70.004	-141.360	-103.485
WRITE-OFF OF FINANCIAL FIXED ASSETS	67	14.973	30.137	21,083
PROVISION FOR GENERAL RISK FUND	-	-	-	-
EXTRAORDINARY PROFIT	117.195	67.433	101.611	82.290
EXTRAORDINARY LOSSES	-58.543	-32.533	-74.189	-131,057
RESULT (PROFIT) BEFORE TAX	273.866	233.127	438.486	356.296
OTHER TAXES	-61.937	-31.311	-63.085	-21.932
RESULT (PROFIT) AFTER TAX	-887	-4.056	-5.984	-3.268
	211.042	197.760	369.417	331.096

V.1.3. Individual comparative financing table of Banco Español de Crédito, S.A.

(In thousands of euros)

	Thousands of Euros		
	30-06-02	2001	2000
Origin of Funds			
Funds generated by the operations			
Profit from financial year	211.042	369.417	331.096
Net sum to provisions and special funds	71.421	199.686	200.661
Write-off of securities portfolio	-	-	-
Direct write-off of assets	112	614	313
Amortizations	44.387	78.706	76.590
Profit from sales of own shares, stakes and fixed assets	-23.498	-32.464	-31.986
Losses from sales of own shares, stakes and fixed assets	1.662	4.130	10.146
	305.126	620.089	586.820
From net variation in funds and investments			
Subordinate securities issued (net increase)	-	28.859	38.128
Investment, less financing at Bank of Spain and Lending Institutions	-	833.123	3.040.321
Debentures (net increase)	1.000.000		
Fixed yield securities (net decrease)	396.147		
Creditors (net increase)	1.543.055	2.225.733	1.754.651
Sale of permanent investments			
Sale of stakes in Group companies and associates	10.195	28.510	22.943
Sale of elements of the tangible and intangible fixed assets	743.218	120.847	52.053
	3.692.615	3.237.072	4.908.096
Total funds originated	3.997.741	3.857.161	5.494.916
Application of Funds			
Reimbursement of stakes in capital by capital stock reduction	-	73.519	61.266
Investment, minus financing, at Bank of Spain and Lending Institutions	1.314.386	-	-
Lending investment (net increase)	1.427.812	3.013.975	2.548.559
Fixed yield securities (net increase)		543.175	2.554.737
Subordinated financing stock at maturity	63.579		
Non permanent variable yield securities (net increase)	610.434	70.979	26.038
Acquisition of permanent investments			
Purchase and increase of stakes in Group companies and associates	66.604	23.106	403.113
Purchase of elements ofthe tangible and intangible assets	324.596	180.486	14.983
Other items assets minus liabilities	190.330	-48.079	-113.780
Total applications performed	3.997.741	3.857.161	5.494.916

The preceding table shows the typical nature of activity by Banco Español de Crédito. Out of the total origin of funds, 3,857 million euros in 2001, 57.7% are from creditors attracted and 16.1% from funds generated by operations (among them the profit from the financial year represents almost 10% of the total funds originated). Another part, only 3.9%, is from the sale of permanent investments.

As to the applications, they also have the same typical nature, as 78.1% of these are from an increase in loan investment.

As to the first semester of 2002, a period in which the origin of funds amounted to 3,998 million euros, 63,6% of this amount was obtained from creditors attracted and issue of debentures, that amounted to 1,543 million and 1,000 million euros respectively. The results generated by operations came to 305 million, 7.6% of the total, of which 211 million euros were the profit from the period.

As to the applications, 1,428 million euros were to increase the loan investment and 1,314 million assigned to decreasing the net resource to the interbank market. The most significant of the rest of the applications was the 610 million euro increase in the non permanent variable yield portfolio.

V.2. Accounting information of the Banco Español de Crédito, S.A. consolidated Group

V.2.1. Comparative financial statement of the Banco Español de Crédito consolidated Group

(In thousands of euros)

ASSETS	30-06-02	30-06-01 (*)	2001	2000	LIABILITIES	30-06-02	30-06-01 (*)	2001	2000
CASH AND DEPOSITS IN CENTRAL BANKS					LENDING INSTITUTIONS				
Cash in hand	180.511	118.730	148.988	143.532	At sight	197.829	248.274	168.140	79.530
Bank of Spain	107.928	159.091	244.231	191.484	Other debit	9.351.134	9.781.821	10.600.087	12.965.897
Other central banks	336	215	407	196		9.548.963	10.030.095	10.768.227	13.045.427
	288.775	278.036	393.626	335.212	CUSTOMER FUNDS				
GOVERNMENT DEBTS	3.592.703	4.296,098	3.876.553	6.121.006	Savings accounts:				
					At sight	10.267.822	9.323.667	9.937.628	9.505.611
LENDING INSTITUTIONS					Term	6.881.460	9,470.599	6.298.394	7.913.889
At sight	876.420	796.963	782.888	355.398	Other debit				
Other lending	6.437.561	8.221.532	5.975.428	8.681.397	At sight	-	-	-	-
	7.313.981	9.018.495	6.758.316	9.036.795	Term	8.702.399	6.858.446	8.302.446	6.027.948
CUSTOMER LENDING	24.955.426	22.406,707	23.597.348	20.621.297		25.851.681	25,652.712	24.538.468	23.447.448
					DEBITS REPRESENTED BY NEGOTIABLE SECURITIES				
BONDS AND OTHER FIXED YIELD SECURITIES	4.556.682	3.492.086	4.721.471	3.383.504	Bonds and debentures in circulation	2.681.635	1.162.312	1.235.401	653.298
					Promissory notes and other stock	-	-	-	-
SHARES AND OTHER VARIABLE YIELD STOCKS	796,526	246.980	283.619	273.916		2.681.635	1.162.312	1,235.401	653,298
					OTHER LIABILITIES	2.469.919	1.339.025	1.682.121	1.162.201
SHARES	27.402	22.378	26.323	21.736					
					ACCRUAL ACCOUNTS	982,607	772,097	669,583	738,075
SHARES IN GROUP COMPANIES	439.107	377.859	419.704	365.738					
					PROVISIONS FOR RISKS AND CHARGES				
INTANGIBLE ASSETS	33	58	79	71	Pension fund	2.292.727	2.090.155	2,316.694	2,104.596
Establishment expenses	64.976	28.515	61.372	28.597	Provision for taxes	-	-	-	-
Other amortizable expenses	65,009	28.573	61.451	28.668	Other provisions	405.408	407.670	425,280	375.913
						2.698.135	2.497.825	2.741.974	2.480.509
CONSOLIDATION GOODWILL					FUND FOR GENERAL RISKS	-	-	-	-
By global integration	4.467	5.333	4.854	5.910					
By equivalence setting	-	7.266	-	9.184					
	4.467	12.599	4.854	15,094	NEGATIVE CONSOLIDATION DIFFERENCE	19.973	5.030	5.030	5.030
TANGIBLE ASSETS									
Land and buildings for own use	310,995	325.839	320.019	325.163	CONSOLIDATED PROFIT FROM FINANCIAL YEAR				
Other buildings	118.957	167.553	138.415	202.074	Group	236.547	220.300	421.721	379.659
Furniture. installations and others	369.972	363.915	386.302	371.538	Minority	4.561	4.735	9.134	10.647
	799.924	857.307	844.736	898.775		241.108	225.035	430.855	390.306
CAPITAL SUBSCRIBED NOT PAID UP					SUBORDINATE FINANCING	634.655	719.666	698.234	669.375
					MINORITY INTERESTS	83.099	92.308	83.165	82,923
OWN SHARES	40								
					CAPITAL SUBSCRIBED	1.335.598	1.409.117	1.335.598	1.409.117
OTHER ASSETS	3.641.164	2.676.475	2.779.797	2.439.755					
					ISSUE PREMIUMS	-	-	-	-
ACCRUAL ACCOUNTS	988.212	867.859	921.280	838.877					
					RESERVES	968.087	849.750	595.571	394.108
LOSSES IN CONSOLIDATED COMPANIES	199.040	305.459	232,368	216,472					
CONSOLIDATED LOSSES FROM FINANCIAL YEAR									

ASSETS	30-06-02	30-06-01 (*)	2001	2000	LIABILITIES	30-06-02	30-06-01 (*)	2001	2000
TOTAL ASSETS	47.668.458	44.886.911	44.921.446	44.596.845	REVALUATION RESERVES	-	-	-	-
ORDER ACCOUNTS	15.148.397	15.073.129	14.679.352	14.700.763					
					REESERVES IN CONSOLIDATED COMPANIES	152.998	131.939	137.219	119.028
CONTINGENT LIABILITIES	5.935.528	5.466.394	5.863.088	5.175.299					
OTHER COMMITMENTS	9.212.869	9.606.735	8.816.264	9.525.464	TOTAL LIABILITIES	47.668.458	44.886.911	44.921.446	44.596.845

(*) Unaudited data in June 2001.

V.2.2. Comparative Profit and Loss accounts of the Banco Español de Crédito Group

(In thousands of euros)

			(Debit)/Credit	
	30-06-02	30-06-01(*)	2001	2000
INTEREST AND RELATED INCOME	941.884	1.188.534	2.246.659	2.091.832
Fixed yield portfolio	199.145	229.017	446.632	565,327
INTEREST AND RELATED CHARGES	-462.274	-725.559	-1.292.547	-1.209.035
YIELD OF VARIABLE PORTFOLIO				
Shares and other variable yield securities	5.748	3.071	5.830	2.944
Stakes	520	887	921	764
Stakes in the Group	13.527	3.531	8.986	16.531
	19.795	7.489	15.737	20.239
INTERMEDIATION MARGIN	499.405	470.464	969.849	903.036
COMMISSIONS RECEIEVED	255.962	248.686	495.550	500,985
COMMISSIONS PAID	-38.566	-38.575	-75.153	-82.244
RESULTS OF FINANCIAL OPERATIONS	23.318	24.991	40.556	30.290
ORDINARY MARGIN	740.119	705.566	1.430.802	1.352.067
OTHER OPERATING PRODUCTS	5.771	5.420	9.750	20.321
GENERAL ADMINISTRATION EXPENSES				
Personnel	-273.186	-275.767	-549.383	-558.318
Of which:				
Wages and salaries	-204.468	-207.585	-408.997	-420.522
Social charges	-53.830	-54.780	-110.440	-112.747
Pensions	-7.206	-6.257	-15.735	-15.025
Other administrative expenses	-93.026	-93.683	-196.216	-191.003
	-366.212	-369.450	-745.599	-749.321
AMORTIZATION AND WRITE-OFF OF TANGIBLE AND INTANGIBLE FIXED ASSETS	-47.151	-41.501	-84.069	-82.068
OTHER OPERATING CHARGES	-14.789	-17.077	-34.845	-35.985
OPERATING MARGIN	317.738	282.958	576.039	505.014
NET RESULTS GENERATED BY EQUIVALENCE COMPANIES				
Share in profit in equivalence set companies	40.227	34.305	75.422	115.223
Share in losses in equivalence set companies	-8.289	-2.373	-3.843	-25.681
Corrections in value for dividends collected	-14.047	-4.314	-8.567	-16.933
	17.891	27.618	63.012	72.609
AMORTIZATION OF CONSOLIDATION GOODWILL	-387	-2.498	-3.014	-1.821
PROFIT FROM GROUP OPERATIONS				
Profit on disposal of stakes in companies consolidated by global integration	-	-	523	
Profit on disposal of stakes in equivalence set companies	3.189	754	2.219	1.542
Profit on operations with shares in the parent company and financial liabilities issued by the Group	-			
Reversion of consolidation negative differences	383	-	-	3.943
	3.572	754	2.742	5.485
LOSSES ON GROUP OPERATIONS				
Losses on disposal of stakes in companies consolidated by global integration			-93	-3.738
Losses on disposal of stakes in equivalence set companies	-40			
Losses on operations with shares in the parent company and financial liabilities issued by the Group				
	-40	0	-93	-3.738
AMORTIZATION AND PROVISIONS FOR INSOLVENCY (net)	-56.868	-72.005	-146.733	-101.254
WRITE-OFFS OF FINANCIAL FIXED ASSETS (net)	-2.110	1.337	-754	-613
PROVISION TO THE GENERAL RISK FUND				
EXTRAORDINARY PROFIT	101.983	69.317	128.445	72.870
EXTRAORDINARY LOSSES	-66.674	-39.331	-98.855	-125.360
RESULT BEFORE TAX	315.105	268.150	520.789	423.192
TAX ON PROFIT	-73.110	-39.059	-83.951	-29.560
OTHER TAXES	-887	-4.056	-5.983	-3.326
CONSOLIDATED RESULT (PROFIT) OF FINANCIAL YEAR	241.108	225.035	430.855	390.306
RESULT (PROFIT) ATTRIBUTED TO THE MINORITY	4.561	4.735	9.134	10.647
RESULT (PROFIT) ATTRIBUTED TO THE GROUP	236.547	220.300	421.721	379.659

V.2.3. Comparative financing table of the Banco Español de Crédito Group

(In thousands of euros)

	Thousands of Euros		
	30-06-02	2001	2000
Origin of Funds			
Funds generated by the operations			
Profit from financial year	241.108	430.855	390.307
Net sum to provisions and special funds	109.831	216.053	195.840
Write-off of securities portfolio	-	-	-
Direct write-off of assets	213	746	920
Amortizations	47.538	111.107	81.888
Profit from sales of own shares, stakes and fixed assets	-27.132	-56.056	-36.914
Losses from sales of own shares, stakes and fixed assets	2.387	5.471	12.460
Others	-4.879		
From net variation in funds and investments			
Subordinate securities issued (net increase)	--	28.859	38.128
Investment, less financing at Bank of Spain and Lending Institutions	--	-	1.499.036
Fixed yield securities (net decrease)	443.149	893.126	-
Debentures (net increase)	1.446.234	582.103	-
Creditors (net increase)	1.313.213	1.091.020	1.680.131
Sale of permanent investments			
Sale of stakes in Group companies and associates	--	-	88.754
Sale of elements of the tangible and intangible fixed assets	791.897	169.144	54.059
Other asset items minus liabilities (net variation)	27.610	23.957	17.891
Minority interests	-	-	-
	4.022.103	2.788.209	3.377.999
Total funds originated	4.391.169	3.496.385	4.022.500
Application of Funds			
Reimbursement of stakes in capital by capital stock reduction	--	73.519	61.266
Investment, minus financing, at Bank of Spain and Lending Institutions	63.579		
Lending investment (net increase)	1.670.078	57.135	-
Fixed yield securities (net increase)	1.432.212	3.122.599	2.208.127
Non permanent variable yield securities (net increase)	--	-	1.589.140
Debentures (net decrease)	779.553	11.944	13.731
Acquisition of permanent investments	--	-	98.105
Purchase and increase of stakes in Group companies and associates	20.110	55.449	12.572
Purchase of elements of the tangible and intangible assets	333.350	174.468	14.950
Other asset items minus liabilities (net variation)	87.648	-	-
Minority interests	4.639	1.271	24.609
Total applications performed	4.391.169	3.496.385	4.022.500

The preceding table shows the typical nature of the activity by the Banesto Group. Thus, from the total funds originated in 2001, amounting to 3,496 million euros, attraction of funds from creditors, 1,091 million euros, representing 31.2%, the resources generated by operations 20.3% (the profit from the financial year amounted to 12.3%), and debentures 16.7%. On the other hand, the sale of permanent investments only amounted to 4.8% of the funds originated. As to the applications, the loan investment represents 89.2% of these.

As to the first semester of 2002, of the total origin of funds, amounting to 4,391 million euros, 29.9% were from creditors (1,313 million), and 32.9% of the issue of debentures (1,446 million). Those generated by operations amounted to 369 million, from which 241 million were profit in the first six months and represent 5.5% of the total.

This generation of funds was basically assigned to increasing the loan investment by 1,432 million, to decreasing the net resource to the interbank market by 1,670 million euros, and to investment in the non permanent variable yield portfolio by 780 million euros.

CASH-FLOW – BANESTO ESPAÑOL DE CRÉDITO GROUP

(In thousands of euros)

Thousands of Euros	30-06-02	2001	2000
Cash flows from operations activities			
Net attributable profit	236.547	421.721	379.659
Adjustment to conciliate the net profit with the Net flows from the operations activity			
Net provision for insolvencies	82.053	201.175	156.640
Amortization of tangible assets	44.519	80.241	79.898
Amortization of intangible assets	2.632	3.828	2.170
Amortization of goodwill	387	3.014	1.821
Provisions to other funds	-48.616	775	79.484
(Profit) losses on sales of fixed assets	-24.745	-50.587	-27.556
Net (gains) losses on sales and write-offs of securities	4.921	3.390	-2.140
Net (gains) losses on sales and revaluation of own stock and that of associated and non consolidated companies	-3.149	-2.649	2.196
Profit attributable to minority interests	4.561	9.134	10.647
Changes in accrual, net	246.092	-150.895	21.703
TOTAL	545.202	519.147	704.522
Thousands of euros			
Cash flows from investment activities	30.06.02	2001	2000
Net increase in income yielding deposits in banks	-555.665	2.278.479	-49.650
Net increase in lending portfolio	-1.358.078	-2.976.051	-2.067.470
(Disembursements) / Collection on purchase/sale from securities portfolio	-75.875	881.182	-1.602.875
Disembursements on purchases of tangible fixed assets	-327.069	-174.468	-14.947
Collection from sales of tangible fixed assets	771.463	200.447	78.342
Disembursement from purchases from associated and non consolidated companies	-33.979	-67.082	-169.227
Collections from sales of associated and non consolidated companies	14.018	26.401	302.051
Other investment activities	-1.657.655	-431.061	-260.446
TOTAL	-3.222.840	-262.153	-3.784.222
Thousands of euros			
Cash flow from financing activities	30.06.02	2001	2000
Reimbursement of stakes in capital due to capital stock reduction	0	-73.519	-61.266
Net increase in deposits in other banks	-1.219.264	-2.277.200	901.869
Net increase in customer debits	1.313.213	1.091.020	1.680.130
Income (payments) from issue/amortization of debentures	1.446.234	582.103	-98.106
Income (payments) from issue/amortization of subordinate debt	-63.579	28.859	38.126
Income (payments) in minority interests	-4.639	-1.271	-24.609
Collection from sale of own portfolio	--	--	--
Other financing activities	1.100.822	451.428	-3.142
TOTAL	2.572.787	-198.580	2.433.002
Thousands of euros			
Net increase in balance of cash and deposits in central banks	-104.851	58.414	-646.698
Cash and deposits in central banks at the beginning of the year	393.626	335.212	981.910
Cash and deposits in central banks at the year end	288.775	393.626	335.212

The preceding table also shows the typical nature of activity in the Banesto Group.

There is a constant increase of 2,976 million euros in the loans portfolio during 2001, which is basically financed by the funds attracted through customer debits (1,091 million euros, debenture issues (582 million euros) and the funds received from sales and amortizations of the securities portfolio amounting to 881 million euros. That increase in investment was achieved withouth having to resort to the interbank market as, as may be seen, although the incoming earning deposits have fallen by 2,278 million euros, the deposits taken from other banks have also done so by 2,277 million euros.

As to the operating activities, if the timing effect is excluded, a cash flow of 67 million euros has been generated, a slightly lower figure than that recorded in 2000.

As to the first semester of 2002, the increase in the loans portfolio of 1,358 million euros has practically been financed by customer debit attraction, that has risen 1,313 million euros. Thus, the flows generated by operating activities and the funds obtained from other financing activites, basically debenture issue, have allowed a decrease in financing taken from other banks by 1,219 million euros, as well as an increase in the income earning deposits at the banks of 555 million euros.

On the other hand, the operating activities generated a positive cash flow of 545 million euros in the first semester of 2002.

V.3. Basis for presentation and accounting policies applied

V.3.1. Basis for presentation of the consolidated annual accounts and the consolidated financial statements on 30th June 2002

The consolidated annual accounts and the consolidated financial statements of Banco Español de Crédito, S.A. (hereinafter the Bank) and the companies forming it, along with the Banco Español de Crédito Group (hereinafter the Group), are presented using the models provided in Circular 4/1991 by the Bank of Spain and their successive modifications, so they provide a true image of the assets, financial situation and results of the Group.

In preparation of the consolidated annual accounts and consolidated financial statements, the accounting principles and evaluation criteria described in detail in the audit provided as an addendum to this Prospectus were applied. There is no obligatory accounting principle or evaluation criteria with a significant effect that has not been used in their preparation.

The goodwill is amortized by the linear method, over a ten year period, based on the nature of these investments; except when there are doubts as to their recoverability, in which case the bank immediately proceeds to clear them. The companies are estimated to have given rise to goodwill that will generate results exceeding the balances pending amortization on 30th June 2002 over their residual amortization period.

V.3.2. Consolidation principles

The definition of the Group has been made according to Circulars 4/1991 and 5/1993 by the Bank of Spain, so it includes all the companies in the capital stock of which Banesto directly and/or indirectly holds a stake equal to or greater than 20%, whose activity is directly related to that of the Bank and constitute, along with it, a deciding unit. The list of dependent companies forming the Group on 30th June 2002, stating the percentage stake that, directly or indirectly was held by the Bank on that date, as well as other relevant information on these, is recorded in Chapter III of this Prospectus.

The global integration method has been applied to those dependent companies in the consolidation process, except SCH Gestión S.G.I.I.C, S.A., SCH Pensiones E.G.F.P., S.A.and Ingeniería de Software Banesto, S.L., to which the proportional method has been applied. All the accounts and significant transactions between these companies and between these companies and the Bank have been eliminated in the consolidation process. Participation by third parties in the net assets of the Group are presented in the chapters

"Minority Interests" and "Consolidated Profit from the Financial Year - On Minorities" of the consolidated balance sheet.

V.3.3. Companies comprising the Group

On 30th June 2002, the Bank directly and/or indirectly held a stake of more than 20% in the capital stock of other companies. Pursuant to what is set forth in Circular 4/1991 by the Bank of Spain and its successive amendments, the Bank has valued those stakes in its consolidated annual accounts and in its consolidated financial statements by the equivalence setting procedure, as due to their activity and as the Bank exercises no control over them, they have not been consolidated by the global integration or proportional method.

The remaining investments in securities representing the capital are presented on the attached consolidated balance sheets according to the criteria described hereunder.

It has followed the usual practice in consolidated annual accounts and consolidated financial statements of not including the relevant tax effect that would arise from the Bank including the accumulated reserves and profit not distributed to the remaining consolidated companies, and the stakes valued by the equivalence setting procedure, as it is estimated that transfers of resources will not be performed as it is considered these will be used as a source of self-financing by each of those companies. In any case, its net effect would not be significant.

V.3.4. Charge to reserves

By virtue of what is set forth in Point 13 of the Nineteenth Norm of Circular 4/1991 by the Bank of Spain, amended by Circular 5/2000 of 19th September, with prior authorization by that institution, in financial year 2001 the Bank fulfilled all the commitments to its retired personnel in advance during that financial year, up to the date on which retirement of that personnel effectively takes place, against its freely available reserves. The charge to reserves - amounting to 175,791 thousand euros -, net of the tax effect caused by timing differences applicable to the present actuarial commitments, that amount to 94,657 thousand euros, was approved by the Extraordinary General Meeting of Shareholders of Banco Español de Crédito, S.A. held on 27th December 2001.

V.3.5. Comparison of the information

Circular 9/1999:

Circular 9/1999 by the Bank of Spain, of 17th December, amended, among other aspects, the regulations on constitution of the Insolvency Fund, basically by creation of a fund for statistical coverage of insolvencies (that came into force on 1st July 2000). the provisions to that fund amounted to 100,691 thousand euros in financial year 2001 and 43,796 thousand euros in financial year 2000, and are recorded under the heading "Amortization and Provisions for Insolvencies" in the consolidated profit and loss accounts of those financial years. In the semester that ended on 30th June 2002, those provisions amounted to 45,288 thousand euros.

V.3.6. Accounting policies and valuation methods

The accounting principles and valuation criteria applied to preparation of the consolidated annual accounts and the consolidated financial statements are those described in detail in the audits attached as addenda to this Prospectus.

CHAPTER VI

DIRECTORS, MANAGEMENT AND CONTROL OF THE ISSUER

CHAPTER VI

Directors, management and control of the issuer

VI.1. Identification and duties of the directors and top executives of the issuing company

VI.1.1. Members of the Governing Body

The Board of Directors is regulated in CHAPTER THREE of the Company Bylaws, and for the purposes of this heading, the following articles are significant:

"Article 15. The Company shall be governed by a Board of Directors formed by a minimum of five Directors and a maximum of thirty two, appointed by the General Meeting for a period of five years, notwithstanding the possibility of them being reelected one or several times.

Article 16. In the event of a vacancy caused by resignation or death of one or several Directors, the Board may cover such vacancies from among the shareholders who meet the requisites set in Article 19 of these Bylaws, which shall require confirmation, in each case, at the next General Meeting held. The office of Directors so appointed shall not last longer than that remaining for their predecessors until their term elapses.

Article 17. The Board of Directors shall be renewed annually by fifths at the Ordinary General Meeting of Shareholders, and the Directors shall resign according to when first appointed, so none may remain in office for more than five years without being reelected.

Article 19. One need not be a shareholder in order to be appointed as Director.

Those incurring in any of the cases of prohibition or incompatibility under the Law may not be appointed Directors.

Article 21. The Board of Directors must meet once every three months, and whenever it is deemed fit by its Chairman, who helds the power to call it. The Board of Directors may regulate its own operation establishing, if deemed fit, internal regulations to that end."

On the date of verification of this Prospectus, the Board has not approved any internal regime regulations, without prejudice to the provisions existing thereon as set forth in section VI.1.3. of this Chapter.

"Article 22. In order for the Board of Directors to be validly constituted, it must be attended, directly or by representation, by half plus one of its members.

The Directors may delegate their representation in writing for each meeting, upon any other Director, in order for him to represent the party concerned at the meeting and exercise voting rights.

The resolutions shall be passed by absolute majority of the Directors present or represented at the meeting. In the event of a draw, the Chairman of the Board of Directors will cast the deciding vote.

In order to pass agreements concerning permanent delegation of powers upon the Executive Commission or on the Managing Director and to appoint Directors to hold such offices, the favourable vote of two thirds of the members of the Board must be obtained."

The Bylaws do not contain any age limit to hold office as a Director.

The Board of Directors of BANESTO is now comprised of seven members, four of whom have executive duties at the Institution. The remaining three do not have executive duties at BANESTO nor at Companies in the Banesto Group, although Mr. Matías Rodríguez Inciarte is the Vice-Chairman of Banco Santander Central Hispano "BSCH" and Mr. David Arce Torres is the Managing Director of BSCH itself, serving as the person in charge of the Internal Auditing Division of the SCH Group. As to Mr. José Corral Lope, he does not hold any executive office at present in the companies of the Banesto and SCH Groups, although he previously held an executive office at Banesto (Director-Managing Director) until March 2001, from when he has acted as Director, although without executive duties. There are no persons from outside the Santander Central Hispano Group on the Board of Directors.

The following is a list of the present members of the Governing Body, and the date of first appointment of each one of them:

	Nature of Office	Date of first appointment
Director-Chairman Mrs. Ana Patricia Botin-Sanz de Sautuola y O'Shea	Ejecutive	13/02/2002
Vice-Chairman: Mr. Víctor Manuel Menéndez Millán	Ejecutive	25/08/1994
Managing Director: Mr. Federico Outón Del Moral	Ejecutive	07/03/2002
Mr. Matías Rodríguez-Inciarte	Proprietary	24/08/1994
Mr. José Corral Lope	Proprietary	22/08/1994
Mr. David Arce Torres	Proprietary	22/08/1994
Mr. Juan Delibes Liniers	Ejecutive	23/08/1994

Mrs. Ana Patricia Botín-Sanz de Sautuola y O'Shea and Mr. Federico Outón del Moral were appointed Chairman and Managing Director of Banesto at the same

meetings of the Board of Directors at which they were appointed Directors, that is those held on 13th February and 7[h] March 2002, respectively. As to Mr. Víctor Manuel Menéndez Millán, he was appointed as Vice-Chairman of the Board of Directors at the meeting of that corporate body held on 13th June 2000.

The office of Non-Director Secretary to the Board of Directors is held by Mr. Juan Carlos Rodríguez Cantarero.

The appointment of all the Directors was performed while the majority shareholder was BSCH and, thus, with the favorable vote of that institution.

VI.1.2. Committees within the Board of Directors

Within the Board of Directors de Banco Español de Crédito, S.A., and pursuant to Article 18 of the Bylaws, there is an Executive Committee, now formed by the following members:

Mrs. Ana Patricia Botin-Sanz de Sautuola y O'Shea
Mr. Víctor Manuel Menéndez Millán
Mr. Federico Outón Del Moral
Mr. José Corral Lope
Mr. Juan Delibes Liniers

Mrs. Ana Patricia Botin-Sanz de Sautuola y O'Shea is the Chairman of the Executive Committee and was appointed member and Chairman of same at the meeting of the Board of Directors of Banesto held on 13th February 2002.

Mr. José Corral Lope and Mr. Juan Delibes Liniers were reelected members of the Executive Committee on 18th February 2000 and Mr. Víctor Manuel Menéndez Millán, was relected as a member of the Executive Committee on 10th February 1998, it also being recorded that they have been members of the Executive Committee of the Bank since 29th August 1994. By an agreement passed by the Board of Directors of the Bank met on 7[h] March 2002 Mr. Federico Outón Del Moral was appointed a member of the Executive Committee.

The Secretary of the Executive Committee, Mr. Juan Carlos Rodríguez Cantarero, was appointed non-member Secretary of the Committee at the meeting of the Executive Committee held on 17th June 1997.

The Executive Committee has been delegated all the powers of the Board of Directors set forth in Article 24 of the Bylaws in force, except for those that may not be delegated, pursuant to the agreement by the Board of Directors of Banesto met on 29th August 1994.

On 7th March 2002, as foreseen in Article 18 of the Bylaws, the first two paragraphs of which read as follows: "The Board of Directors shall appoint a Chairman and one or several Vice-Chairman from within it, determining, if appropriate, the order of preference among the latter. In the absence of the Chairman, the Board will be chaired by one of the Vice-Chairmen, in the order of preference determined, and, if all of them are absent, by the eldest Director. One or

several Managing Directors may also be appointed, in addition to an Executive Committee, and as many Commissions or Committees are deemed necessary or convenient for proper running of the Company", the Board of Directors of Banesto unanimously passed the agreement to appoint Mr. Federico Outón Del Moral Managing Director to replace Mr. Francisco Gómez Roldán, delegating all powers that may be delegated by law and the bylaws, that is, the same powers as held by the Executive Committee.

According to the Bylaws, the Board of Directors must meet every quarter, without the Bylaws establishing a specific frequency for the meetings of the Executive Committee. During the period of financial year 2002 that has elapsed until the date of this Complete Prospectus, the Board of Directors has held a total of 14 meetings and the Executive Committee a total of 41 meetings.

VI.1.3. Information on undertaking a Code of Good Governance

Once the free-float of the Bank has been increased due to the Public Offering to Sell pre-emptive subscription rights made by BANCO SANTANDER CENTRAL HISPANO, the Reduced Prospectus of which was verified and registered at the CNMV on the same date as this Complete Prospectus, it is the intention of the Board of Directors of BANESTO to take specific measures concerning the present practice in force concerning Good Corporate Governance of Companies.

In this sense, it is now possible to advance that such measures will be inspired by those already adopted by BANCO SANTANDER CENTRAL HISPANO, with the logical adaptations to the size and strategy of the business of BANESTO. In general terms, one may point out the following basic axes on which the measures to be adopted will be based:

- Inclusiong of independent directors on the Board of Directors, that is, External or non-Executive Directors who (i) are not, nor who do not represent, shareholders able to influence control of the Company; (ii) who have not held executive office in it within the last three years; (iii) who are not linked by family or professional ties to the Executive Directors; or (iv) who do not, or have not had relations with the Company or Group that may decrease their independence. In keeping with that measure, it is forseeable for the Bylaws to be amended, in order to adapt the retribution system of the Directors to participation by independent persons in the Governing Body of the Bank.

- Approval of Regulations of the Board of Directors, that shall define the different types of Company Directors (executive, non-executive and independent).

Those Regulations shall regulate the existence and operation of the existing Executive Committee, and of the Commissions on Auditing and Fulfilment, and Appointment and Retributions, which thall be subject to regulation according to more advanced guidelines concerning their composition and duties, so they shall fulfil their role of being real controlling bodies. To that end, it is foreseen for the presence of non-executive Directors to be majority or both Commissions.

The Regulations shall include a wide ranging set of obligations of the Directors, regulating their obligations as to confidentiality, non competition, absention and information in the event of clashing interests, not using corporate assets or non public information of the Bank for private purposes and not taking advantage of business opportunies to ones own benefit.

It is foreseen that the measures to which the preceding paragraphs refer shall be implemented shortly after the next Ordinary General Meeting of Shareholders held by the Company, that shall probably be held before 30th March 2003, provided that on that date BANESTO's free-float is above a tenth of the share capital of the entity.

VI.1.4. Founders of the Issuing Company

These are not mentioned, as the Issuing Company was founded more than five years ago.

VI.1.5. Managing Directors and other related persons who undertake the top level management of the company

On the date of verification of this Prospectus, the persons responsible for top level management of Banesto were as follows:

Mrs. Ana Patricia Botín-Sanz de Sautuola y O'Shea: Chairman of the Board of Directors.
Mr. Victor Manuel Menéndez Millán: Vice-Chairman of the Board of Directors.
Mr. Federico Outón Del Moral: Managing Director.
Mr. Juan Delibes Liniers: Director-Managing Director. Officer in Charge of the Financing and Control Department.

Mr. Juan Carlos Rodríguez Cantarero: Secretary to the Board of Directors. Officer in Charge of the Legal and Tax Advisory Department.
Mr. Jorge A. Maortua Ruiz-López: General Manager. Officer in Charge of the Wholesale Banking Department.
Mr. Fernando Ruano de la Haza, General Manager. Officer in Charge of the Merchant Banking Department.
Mr. Rafael Vega González, General Manager. Officer in Charge of the Business Department.
Mr. José María Nus Badía, General Manager. Officer in Charge of the Investment and Risk Department.
Mr. José María Fuster Van Bendegem, General Manager. Officer in Charge of Means.

VI.2. Set of interests the directors and top management have the Issuing Company

The interests, as shareholders, of the Directors and Managing Directors in the Banesto Group, are limited exclusively to the stake they hold in the Bank, on the terms set forth in the following section.

VI.2.1. Shares with voting rights and other shares that provide the right to acquisition

On the date of verification of this Prospectus, Mrs. Ana Patricia Botín-Sanz de Sautuola y O'Shea holds 50 shares in Banco Español de Crédito, S.A. and Mr. Federico Outón Del Moral holds another 50 shares in Banesto. The reason those Directors hold that stake in Banesto is to provide them the right to attend the General Meetings of Shareholders, acting as shareholders, as that right to attend is limited to holding a minimum of 50 shares (Article 29° of the Bylaws), as stated in section VI.6. of this Prospectus.

Notwithstanding the foregoing, it is usual for the Chairman of the Board of Directors of BANESTO to hold the representation at the General Meetings of Shareholders of the companies in the SANTANDER CENTRAL HISPANO Group. However, at the last General Meeting of Shareholders of BANESTO, held on 30th May 2002, BANCO SANTANDER CENTRAL HISPANO, although duly represented when it attended, was not represented by any member of the Board of Directors of BANESTO, although other Companies in the SCH Group with shareholder status in the Company were represented by the Chairman of BANESTO. On the other hand, the Board of Directors usually represents those minority shareholders who so decide, making public use of the representation made by the Board itself, as set forth in Article 107 of the Stock Company Act. At the General Meeting of Shareholders held on 30th May 2002, the number of shares represented by the Chairman of the Board of Directors of BANESTO amounted 1,116,621 (0.1845 % of the total number of shares whose holders attended that General Meeting of Shareholders personally, or by representation), 615,194 of which were shares owned by Companies in the SCH Group and 501,427 to minority shareholders. No other Director of Banesto represented any shareholder at all at that General Meeting of Shareholders.

Neither Mrs. Botín-Sanz de Sautuola, nor Mr. Outón hold any indirect stakes at all in the capital stock of Banesto. Likewise, neither the rest of the Directors, nor the non-Director General Managers are directly or indirectly holders of shares in Banesto.

Thus, the total direct or indirect shareholding by the members of the Board of Directors and Top Management of the Bank in the capital stock of Banesto amounts to the said 100 shares, which represents an insignificant percentage of the total number of shares in the institution (612,659,404 shares prior to the capital stock increase to which this Prospectus refers). Notwithstanding this, as aforementioned, the person who is now Chairman of the Board of Directors has repeatedly represented the Companies in the SCH Group which are shareholders of Banesto, whose present stake held amounts to 99.04 %.

VI.2.2. Participation by the directors and top executives in the relevant and unusual transactions by BANESTO over the last financial year and the present one

No member of the Board of Directors, no person represented on the Board, nor any executive at the Company, nor any entity of which such persons are Directors, top management or significant shareholders, nor persons holding agreed shares, or

acting as middlemen for such, have performed unusual, relevant transactions through the Company.

VI.2.3. Amount of the salaries, per diems and remunerations of any kind accrued by the directors and top executives during the last complete financial year for whatever reason

Neither during financial year 2001, nor during the time elapsed during financial year 2002, up to the date of verification of this Prospectus, have the members of the Board of Directors of the Bank accrued any amount whatsoever in per diems for attending the Board of Directors or the Executive Committee, nor for statutory coverage, nor for any other item foreseen in Articles 27 and 41 of the Bylaws, which read literally as follows:

"Article 27. For performing its duties the Board of Directors shall receive the share in the profit determined in Article 41 of these Bylaws, which may not be drawn until the attentions determined by the laws in force are covered, which shall be distributed by the Board among its members.

Article 41. The liquid amounts, after all charges and expenses are deducted, shall constitute the profit.

Once provisions for legal reserves and the others foreseen under the laws and in these Bylaws are covered, as long as the General Meeting of Shareholders has previously agreed a dividend of at least an amount equal to five per cent of the paid up capital, the Board of Directors shall be entitled to five per cent of the liquid profit, that may be fully or partially renounced."

The retributions received by the Directors of Banesto (with the exception of the proprietary directors, Messrs. Rodriguez Inciarte and Arce Torres, who did not receive any amounts whatsoever from Banesto), amounted in 2001 to 10,602.75 thousand euros, and in the first semester of financial year 2002 to 8,396.36 thousand euros. The retributions received by the top management not belonging to the Board of Directors of Banesto in 2001 amounted to 3,217.87 thousand euros and in the first semester of financial year 2002 to 3,026.87 thousand euros.

The members of the Board of Directors of Banesto, whether Executive Directors or proprietary ones, do not earn any remuneration from other companies in the Banesto Group.

To sum up, the amounts of the salaries, per diems and remunerations of the Directors (excluding Messrs. Rodriguez Inciarte and Arce Torres) and the Top Management of the Bank are as stated in the tables provided below. The first of those tables also includes the remuneration which is being paid to the Director Mr. Corral (a non-executive at present), based on the retirement undertakings assumed by the Bank.

A) Directors In thousands of euros

	30-6-2002			2001			2000		
	Banesto, S.A.	Rest of Companies	**Total**	Banesto, S.A.	Rest of Companies	**Total**	Banesto, S.A.	Rest of Companies	**Total**
Salaries	2,.092.45	--	2,092.45	5,605.94	--	5,605.94	4,901.25	--	4,901.25
Variable remuneration	5,.525.10	--	5,525.10	4,973.37	--	4,973.37	2,653.46	--	2,653.46
Per diems	--	--	--	-	--	-	--	--	--
Remuneration in species	778.81	--	778.81	23.44	--	23.44	27.04	--	27.04
TOTAL	8,.396.36	--	8,396.36	10,602.75	--	10,602.75	7,581.75	--	7,581.75

B) Non Director Top Management In thousands of euros

	30-6-2002			2001			2000		
	Banesto, S.A.	Rest of Companies	**Total**	Banesto, S.A.	Rest of Companies	**Total**	Banesto, S.A.	Rest of Companies	**Total**
Salaries	839.22	--	839.22	2,169.35	--	2,169.35	2,388.42	--	2,388.42
Variable remuneration	1,816.85	--	1,816.85	1,028.93	--	1,028.93	1,421.99	--	1,421.99
Per diems	--	--	--	--	--	--	--	--	--
Remuneration in species	370.80	--	370.80	19.59	--	19.59	33.05	--	33.05
TOTAL	3,026.87	--	3,026.87	3,217.87	--	3,217.87	3,843.46	--	3,843.46

The increase the remunerations in species underwent during the first semester of financial year 2002, compared with previous years, is due to exercising options to shares in SCH previously granted to the executives of Banesto.

VI.2.4. Amount of the obligations undertaken as to pensions and life insurance for the founders, former and present members of the Governing Body and present executives and their antecessors

The amount of the obligations undertaken as to pentions during financial year 2001 and during the first semester of 2002 to Directors, (excluding Messrs. Rodríguez Inciarte and Arce Torres) and top executives at the Bank, now in employ and retired, amounts, respectively, to 6,995 thousand euros and 2,934 thousand euros, broken down as follows:

In thousands of euros

	2001	30-06-2002
Directors:	5,017	2,332
Top Management:	1,978	602
Total:	6,995	2,934

On 31st December 2001, the capital guaranteed by life insurance for top executives amounted to 2,811 thousand euros, of which 1,706 thousand euros were for Directors (excluding Messrs. Rodríguez Inciarte and Arce Torres) and 1,105 thousand euros for non Director top executives. On 30th June 2002, the capital guaranteed by that life insurance amounted to 3,209.39 thousand euros, 1,304.19 thousand euros of which euros were for Directors and 1,905.20 thousand euros for non Director top executives.

During financial year 2001, Banco Español de Crédito, S.A. incurred in life insurance expenses for top executives amounting to 25 thousand euros, 18 thousand euros of which are for Directors (excluding Messrs. Rodríguez Inciarte and Arce Torres) and 7 thousand euros for non Director top executives. From 1st Janury to 30th June 2002, the expense accrued for this item amounted to 8.52 thousand euros, of which 3.83 thousand euros were for Directors and 4.69 thousand euros for non Director executives.

VI.2.5. Advances, loans granted and guarantees in force established by BANESTO in favour of the directors

A) Directors

The amount of the advances and loans, all with personal security provided by the parties concerned, granted by the Banco Español de Crédito Group on 31st December 2001 to the set of members of the Board of Directors of the Bank, amounted to 590 thousand euros.

These operations accrue an average annual interest rate of 2.07 %, have an average maturity at nine years and their amortizations in financial year 2001 amounted to 14 thousand euros.

On 30th June 2002, the amount of these operations came to 708 thousand euros, at an average annual interest rate of 1.95 % and average maturity of eight years and one month, without amortizations in these having been made in the first semester of financial year 2002.

B) Non Director top executives

The amount of the advances and loans, all with personal security provided by the parties concerned, granted by the Banco Español de Crédito Group on 31st December 2001 to that group at the Bank, amounted to 336 thousand euros.

These operations accrue an average annual interest rate of 3.03 %, have an average maturity of six years and eight months and their amortizations during financial year 2001 came to 847 thousand euros.

On 30th June 2002, the amount of these operations came to 318 thousand euros, with an average annual interest rate of 2.83 % and an average accrual of six years and three months, there being withdrawals from the balance pending on these operations in the first semester of financial year amounting to 18 thousand euros.

VI.2.6. Mention of the main activities the directors and top executives perform outside of BANESTO, when these activities are significant in relation to that Company

Mrs. Ana Patricia Botin-Sanz de Sautuola y O'Shea: Director of Banco Santander Central Hispano, Director of Santander Central Hispano Investment, S.A., Vice-

Chairman of Inmobiliaria Urbis, S.A and Director of Ingeniería de Software Bancario, S.L.

Mr. Víctor Manuel Menéndez Millán: Director of Inmobiliaria Urbis, S.A

Mr. Federico Outón del Moral: Chairman of Ingeniería de Software Bancario, S.L.

Mr. David Arce Torres: Managing Director of Banco Santander Central Hispano, S.A.

Mr. Juan Delibes Liniers: Chairman of Banesto Seguros, S.A.; Director of Inmobiliaria Urbis, S.A. and Director of Desarrollo Informático, S.A.

Mr. Matías Rodríguez Inciarte: Vice-Chairman of Banco Santander Central Hispano, S.A., Director of Financiera Ponferrada, S.A., Chairman of Santander Central Hispano Seguros y Reaseguros, S.A., Chairman of Unión de Crédito Inmobiliario, S.A., Director of Grupo Corporativo Ono, S.A. and Director of Cía. Operadora del Mercado Español de Electricidad, S.A.

Mr. Fernando Ruano de la Haza: Chairman of Banco de Vitoria, S.A.

Mr. Rafael Vega González: Physical Representative of the Director Banco Español de Crédito, S.A. at Sistema 4B, S.A. and Director of BSCH Gestión, SGIIC,S.A.

Mr. José María Nus Badía: Director of Banco de Vitoria, S.A.

The directors and top executives of the Bank declare that they perform no activities outside Banesto other than those stated above that are significant in relation to that Company.

VI.3. Individuals or corporations that, directly or indirectly, alone or jointly, exercise control over the issuing Company

Banco Español de Crédito, S.A. and its Group form part of another consolidated group whose parent company is Banco Santander Central Hispano, S.A. On the date of verification of this Prospectus, the majority shareholder of Banco Español de Crédito, S.A. is Banco Santander Central Hispano, S.A. which directly holds 98.97 % of the capital stock of Banesto.

On the date of verification of this Prospectus, Banco Santander Central Hispano, S.A. is also indirect holder of 0.07 % of the capital stock of Banesto through Banco Madesant SCDAD, Unipessoal, S.A. (421,019 shares) and of Cántabro Catalana de Inversiones, S.A. (13 shares), both companies whose sole shareholder is Banco Santander Central Hispano, S.A. Thus, on the date of verification of this Prospectus, Banco Santander Central Hispano, S.A. is the direct and indirect holder of 99.04% of the capital stock of Banco Español de Crédito, S.A.

VI.4. Principles in the bylaws that cause or could cause a restriction or a limitation on acquisition of major stakes in the Issuing Company by third parties thereto

There are no principles in the bylaws that cause or could cause a restriction or limitation on aquisition of major stakes in the Issuing Company by third parties, without prejudice to application of the legal regime foreseen in section II.8. of this Prospectus on direct or indirect acquisition of significant stakes in the capital stock of BANESTO, due to its status as a lending institution.

On the other hand, just as has been recorded in section II.9.3. of this Prospectus, the right to attend and vote at General Meetings of Shareholders of BANESTO is limited to holders of at least fifty (50) shares, individually, or in a syndicate with other shareholders.

VI.5. Significant stakes in the capital of the Issuing Company to which Royal Decree 377/1991, of 15th March refers, stating their holders

This information is provided in section VI.3 above.

VI.6. Approximate number of shareholders of the Issuing Company, distinguishing between holders of shares with and without voting rights

All the shares of Banco Español de Crédito, S.A. are of the same series and class and entitle their holders to vote, without any non voting shares having been issued. On 30th June 2002, the number of shareholders of Banco Español de Crédito, S.A. came to 33,580, all holders of shares of the same class and series that include the right to vote. That number amounted to 32,003 on 30th September 2002.

As established in Article 29° of the Bylaws, holders of at least fifty shares may take part in the General Meeting of Shareholders. Each shareholder will have one vote for every fifty shares held. The holders of less than fifty shares are entitled to form a syndicate to gather that minimum figure, in order to attend and vote at the Meetings, and representation of such groups may be performed by any of the shareholders forming it.

VI.7. Identification of the persons or entities that are lenders to the Issuing Company

Banco Español de Crédito, S.A. has no lenders or deposit holders of long term debts or deposits at the Banesto Group amounting to more than 20 % of the total.

VI.8. Existence of customers or suppliers whose business operations with the Issuing Company are significant

Banco Español de Crédito, S.A. has no customers or borrowers with a share of more than 25% of the loans granted by the Banesto Group.

VI.9. Staff Shareholding Schemes in the capital stock of the Issuing Company

In the last three years, no schemes have been implemented for the staff at Banesto to take stakes in its capital stock, and no sharing schemes are being studied.

VI.10. Interest held in the Institution by the Accounts Auditor

The amount that Arthur Andersen y Cia. Com., the accounts auditing firm to Banesto and its Group, received for professional services provided inn 2001 to the different companies in the Banco Español de Crédito Group amounted to 1,141.9 thousand ouros, 1,003.7 thousand euros (87.90%) of which were for auditing work, and 138.2 thousand euros (12.10%) for other work (morgage titlization, evaluation of assets and Branches, etc.).

The Firms in that Auditor's Group did not receive any remuneration for other professional services rendered to the different Spanish firms in the Banco Español de Crédito Group.

The total amount received from 1st January to 30th June 2002 from the companies in the Banesto Group by DELOITTE & TOUCHE ESPAÑA, S.L. (whose latter corporate name was "Deloitte España, S.L." and before that was "Arthur Andersen y Cía, Sociedad Comanditaria"), the present firm auditing the accounts of Banesto and its Group, came to 291.5 thousand euros, an amount that was exclusively for auditing work.

The Firms in that Auditor's Group have not received any remuneration for other professional services rendered to the different Spanish firms in the Banco Español de Crédito Group.

CHAPTER VII

RECENT EVOLUTION AND OUTLOOK OF THE ISSUING COMPANY

CHAPTER VII

VII. RECENT EVOLUTION AND OUTLOOK OF THE ISSUING COMPANY

VII.1. Evolution of the business after the financial year end

The following are a series of tables that show the evolution of the Group up to 30th September 2002.

At the end of this heading VII.1, there are also two tables that show the evolution of Banco Español de Crédito, S.A. during the first nine months of 2002, and their comparison to September 2001.

The most significant figures in the Banesto Group on 30th September 2002 and their comparison with 30th September 2001 are provided below:

Millions of Euros	30-09-02	30-09-01	(%) Variation
Profit before tax	456.3	405.9	12.4%
Net Profit	354	344	2.9%
Profit attributable to the Group	347.6	337.1	3.1%
Loan investments (*)	27,099.7	23,716.1	14.3%
External funds	27,593.3	25,452.6	8.4%
Own funds	2,513.4	2,348.9	7.0%
Investment, pensions and insurance funds managed	10,265.6	9,373.3	9.5%
R.O.A (%) (1)	1.07%	1.04%	
R.O.E. adjusted (3)	20.6%	22.0%	
R.O.E. adjusted (3)	18.6%	18.1%	

(1) ROA= Net profit / Total average assets.

(2) ROE= Profit attributable to the Group / Average own funds

(3) ROE adjusted = Profit attributable to the Group with an estimated tax burden of 30% / Average own funds

(*) Excluding defaulters and adjusted with securities loans

(**) Excluding balances with lending entities

BANESTO GROUP - CONSOLIDATED PROFIT STATEMENT				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	30-09-02	30-09-01	Absolute	Relative
Financial products	1,403,883	1,753,449	-349,566	-19.9
Dividends	24,029	10,836	13,193	121.7
Financial costs	682,639	1,045,085	-362,446	-34.7
TRADING MARGIN	745,273	719,200	26,073	3.6
Net commissions	322,512	315,321	7,191	2.3
Investment funds and pensions	112,776	113,422	-646	-0.6
Commissions for services	209,736	201,899	7,837	3.9
BASIC CUSTOMER MARGIN	1,067,785	1,034,521	33,264	3.2
Result from financial operations	33,319	31,801	1,518	4.8
ORDINARY MARGIN	1,101,104	1,066,322	34,782	3.3
Operating costs	544,479	549,826	-5,347	-1.0
a) Personnel	407,023	411,093	-4,070	-1.0
b) General	137,456	138,733	-1,277	-0.9
Amortization and write-offs	69,826	62,209	7,617	12.2
Other products and operating charges	-9,984	-16,928	6,944	-41.0
OPERATING MARGIN	476,815	437,359	39,456	9.0
Results of equivalence set and Group companies	30,805	47,566	-16,761	-35.2
Goodwill amortization	580	2,789	-2,209	-79.2
Amortization and provisions for insolvencies (net)	77,777	103,948	-26,171	-25.2
Write-off of financial fixed assets	286	413	-127	-30.8
Extraordinary net results	27,300	28,169	-869	-3.1
BEFORE TAX RESULT	456,277	405,944	50,333	12.4
Company Tax	102,275	61,948	40,327	65.1
NET RESULT OF THE FINANCIAL YEAR	354,002	343,996	10,006	2.9
Result attributable to minority	6,445	6,940	-495	-7.1
RESULT ATTRIBUTABLE TO THE GROUP	347,557	337,056	10,501	3.1

Intermediation Margin

The scenario of low interest rates in 2002 in comparison with the previous year have led to the absolute figures, of financial products as well as financial costs, being lower in the first nine months of 2002 than those recorded in the same period of 2001. In any case, the intermediation margin on 30th September 2002 lay at 745.3 million euros, with a growth of 3.6% on the previous year.

The following are the main remarks on the Average Interest Review and Average Cost of the Resources forming the Intermediation Margin:

a) Net Interest Review

AVERAGE INTEREST REVIEW

Data in thousands of Euros	Sept. 02			Sept. 01			Variation 02/01		
ASSETS	Average balance	% Average rate	Interest & yield	Average balance	% Average rate	Interest & yield	By Volume	By type	TOTAL
Central banks and Government Debt	4,048,751	5.63	171,025	4,897,599	5.75	211,087	-36,585	-3,477	-40,062
Lending Institutions	5,790,964	3.16	137,347	8,878,773	5.32	354,081	-129,901	-86,833	-216,734
Customer lending	23,582,806	5.11	903,346	21,289,597	6.21	992,271	106,134	-195,059	-88,925
Securities portfolio	5,333,478	4.09	163,487	4,314,324	4.92	159,289	30,945	-26,747	4,198
Income yielding assets	38,755,999	4.73	1,375,205	39,380,293	5.81	1,716,728	-29,407	-312,116	-341,523
Tangible assets	805,407	0.00	0	862,111	0.00	0	0	0	0
Other assets	4,553,420	1.54	52,707	3,868,213	47.557	8,424	-3,274	5,150	
Total average assets	44,114,826	4.32	1,427,912	44,110,617	5.33	1,764,285	-20,983	-315,391	-336,373

The total net interest review for the Group during the first nine months of 2002 amounted to 1,427.9 million euros with an average yield of 4.32%. During the same period of 2001, those yields came to 1,764.3 million euros, with an average yield of 5.33%.

The average yield of the funds deposited at the different central banks and investment in Government Debt amounted to 5.63% on 30-09-02, and 5.75% during the same period the previous year.

The weight on the total average assets of loans to customers was 53.46%, with a yield of 5.11% during the first nine months this year. During the same period the previous year, the yield was 6.21% and its weight on the total average assets was 48.26%. That is, the weight of loans on customers rose five percent between both periods.

On the contrary, between both periods there has been a drop in the weight represented on the total assets by the investment in lending entities, that went from 20.13% in the first nine months of 2001 to 13.13% in the same period in 2002, with the consequent positive impact on the total profitability of the asset, as that was the line of income earning assets with the lowest average yield.

The average balance of the securities portfolio only represented 12.09% of the balance sheet on 30-09-02, and 9.78% one year before. These investments had an average yield of 4.09% this year and 4.92% in the same period the previous year. The increase in dividends is basically that received by Inmobiliaria Urbis, that have risen to 10.1 million euros.

On the other hand, Banesto has titlized loans from the mortgage portfolio, maintaining the bonds issued by the titlization funds on the balance sheet. The commissions charged from these funds, that came to 11.2 million euros in the first nine months of 2002, compared with 5.6 million euros during the same period in 2001, have had a negative effect on the interannual comparison of the financial margin, as they are accounted for as a result of financial operations.

b) Average Cost of the Funds

AVERAGE COST OF FUNDS

Data in thousands of Euros	Sept. 02			Sept. 01			Variation 02/01		
LIABILITIES	Average balance	% Average rate	Interest & yield	Average balance	% Average rate	Interest & yield	By Volume	By type	TOTAL
Lending Institutions	8.330,854	3.12	195.212	10.739,569	4.83	389,330	-89,772	-104,346	-194,118
Customer funds	24,159,635	2.07	375,473	24,067,733	3.03	547,119	5,623	-177,269	-171,646
Debentures	2,316,763	4.00	69,439	1,136,576	4.86	41,428	57,173	-29,162	28,011
Subordinate financing	619,506	5.71	26,531	692.456	6.72	34,889	3	-8.360	-8,358
Total cost bearing funds	35,426,758	2.51	666,655	36,636,334	3.69	1,012,765	-26,973	-319,137	-346,110
Other funds	6,440,552	0.33	15,984	5,432,942	0.79	32,320	5,994	-22,330	-16,336
Shareholders' funds	2,247,516	0.00	0	2,041,341	0.00	0	0	0	0
Total average funds	44,114,826	2.06	682,639	44,110,617	3.16	1,045,085	-20,979	-341,467	-362,446

The total cost of the funds used by the Group during the first nine months of the year amounted to 682.6 million euros, with an average cost of 2.06%. During that same period the previous year, that cost amounted to 1,045.1 million euros, at an average cost of 3.16%.

The average balance of operations with lending institutions reached a total weight of 18.88% on the balance sheet in the first nine months of this year, and 24.35% during the same period the previous year. The average cost was 3.12% and 4.83%, respectively.

Of the total average funds, 54.77% were customer funds in those first nine months, with an average cost of 2.07% and, in the same period the previous year, 54.56% with an average cost of 3.03%.

The average balance of the funds attracted through debentures and subordinate financing on 30-09-02 came to 2,936.2 million euros, with an average cost of 4.36%. During the same period the previous year, those funds amounted to 1,829.0 thousand euros, at an average cost of 5.56%. The increase was mainly due to issue of 1,000 million euros in mortgage bonds that year.

207

Basic customer margin

Net commissions amounted to 322.5 million euros, 2.3% more than the previous financial year. The following breakdown must be performed in order to analyse each one of the lines of commissions, considering their unequal evolution.

Banesto Group – Commissions				
Data in September 2002 and comparison with 2001 (Data in million euros)	30-09-02	30-09-01	Difference Absolute	Relative
Commissions charged for services	270.3	252.4	17.9	7.1%
Risk operations	62.8	56.0	6.8	12.1%
Collection and payment service	150.8	138.2	12.6	9.1%
Securities service	22.9	32.1	-9.2	-28.6%
Other commissions	33.8	26.1	7.7	29.5%
Commissions paid	60.6	50.5	10.1	20.0%
Net commissions for services	209.7	201.9	7.8	3.9%
Investment funds and pensions	112.8	113.4	-0.6	-0.6%
Total commissions	322.5	315.3	7.2	2.3%

The commissions obtained from the typical banking activity undergo considerable growth, while those from business activities linked to the development of the stock markets have varied negatively. Specifically, the commissions for risk operations have risen 12.1% and collection and payment service operations have increased 9.1%. On the contrary, commissions linked to providing services with securities have dropped 28.6% and investment funds and pension funds dropped 0.6%. That 0.6% drop is due to a reduction in the net commission received as the average funds managed have increased 9.5%.

The drop in the average commission is due to a change in the composition of the funds managed, as the instability of the markets has led to a transfer of balances from higher risk profile funds to more conservative funds, with lower commissions.

Overall, the basic customer margin has risen to 1,067.8 million euros, 3.2% more than the same period the previous year.

Ordinary margin

The results obtained from financial operations amount to 33.3 million euros, 4.8% higher than the results recorded in September 2001, so the ordinary margin lies at 1,101.1 million euros, 3.3% more than the same period the previous year.

The evolution of the ordinary margin by Business Areas is as follows:

	Accumulated		% Var. Sept. 02/Sept.01
	Sept.02	Sept.01	
Commercial	893.6	852.6	4.8
Corporate Domestic	71.2	61.9	15
International	24.6	26.4	-6.7
Treasury and Markets	40.2	49.2	-18.1
Corporate Activities	71.5	76.2	-6.2
TOTAL	1,101.1	1,006.3	3.3

As may be seen in the preceding table, the domestic business margin (commercial and corporate) increases 5.50%. The cause of this increase lies mainly in the increase in the investment and creditors volumes maintained in both periods and in an adequate management of the asset and liability prices.

On the other hand, there have been drops in the Treasury and Markets department due, mainly, to the volatility of the markets and to the drop in the stock exchanges and in the International Area, due to the London branch being closed at the end of 2001 and the reduction in activity compared with the previous year.

Lastly, the ordinary margin imputable to Corporate Activities includes capital gains, dividends received, results from titlization funds and other income and expenses not assigned to the business areas. There has been a drop of 6.2% in relation to September 2001, caused by lower gains from assets due to the drop in interest rates over both periods.

Operating Margin

The operating costs dropped 1.0%, so the efficiency ratio continued to improve, reaching 49.5% compared with the 51.6% in September 2001.

Increased revenue and cost containing led to an operating margin of 476.8 million euros, which represents a 9.0% growth compared with the same period in 2001.

Amortization and Provisions for Insolvencies

The net provisions for insolvencies have risen to 77.8 million euros in the first nine months of 2002, 25.2% less, due to recovery of the forecasts, basically for risk-country, that have taken place this financial year. The gross provisions have risen to 155.5 million euros, 4.3% more than in 2001.

The evolution of the figures for Non Performing and Doubtful Loans and Provisions for Insolvencies is provided in the following table:

	31-12-01	30-06-02	30-09-02
Defaulters and Doubtful (M. Euros)	254.2	277.9	265.7
Default Rate (%)	0.85%	0.89%	0.85%
Provisions (Million Euros)	596.7	656	677.3
Specific	202.4	212.2	199.9
Generic	249.8	254.1	260.4
Statistical	144.5	189.7	217
% Coverage	234.7%	236.0%	254.9%

The figure for Non Performing and Doubtful Loans increased by 11.5 million euros from 31-12-01 to 30-09-02, with drops from the end of June until date. Due to this and the in investment figures, the default rate is equal to that on 31-12-01 and has dropped four percent since 30th June.

The figure of Provisions for Insolvencies has increased since 31st December by 80.6 million euros, 21.3 million euros of which are from the third quarter of the year. That increase is almost all due to the needs of the Fund for Statistic Coverage of Insolvencies, that has increased its balance from 144.5 million euros to 217.0 million euros. With that balance, the maximum need of that fund is covered to almost 60%.

The combined effect of the evolution of the balance of Non Performing and Doubtful Loans and that of the Provisions, made the coverage rise from 234.7% on 31-12-01 to 254.9% on 30-9-02.

Before Tax Profit and Net Profit

Due to all the foregoing, the before tax profit amounted to 456.3 million euros, 12.4% higher than the same period the previous financial year, which shows the effective progression by the Bank. The forecast tax on profit has grown 65.1% from September 2001, due to expiry of the existing tax credit from previous financial years. Thus, the net profit attributable to the Group is 347.6 million euros, with a growth of 3.1%.

Balance Sheet

The balance sheet on 30-09-02 and 30-09-01 is as follows:

BANESTO GROUP – CONSOLIDATED BALANCE SHEET				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	30-09-02	30-09-01	Absolute	Relative
CASH AND DEPOSITS IN CENTRAL BANKS	230,430	463,891	-233,461	-50,3
GOVERNMENT BONDS	3,527,128	4,104,058	-576,930	-14,1
LENDING INSTITUTIONS	5,974,129	6,746,942	-772,813	-11,5
CUSTOMER FUNDS	24,921,343	21,785,479	3,135,864	14,0
BONDS AND OTHER FIXED YIELD SECURITIES	3,801,289	4,359,998	-558,709	-12,8
VARIABLE YIELD PORTFOLIO	663,205	609,935	53,270	8,7
INTANGIBLE ASSETS	63,982	46,673	17,309	37,1
GOODWILL IN CONSOLIDATION	4,796	5,042	-246	-4,9
TANGIBLE ASSETS	779,222	860,749	-81,527	-9,5
SHAREHOLDERS' FUNDS	40	0	40	-
OTHER ASSETS	3,545,965	2,687,991	857,974	31,9
ACCRUAL ACCOUNTS	996,230	885,393	110,837	12,5
LOSSES IN CONSOLIDATED COMPANIES	198,799	305,353	-106,554	-34,9
TOTAL	44,706,558	42,861,504	1,845,054	4,3
			Difference	
LIABILITIES	30-09-02	30-09-01	Absolute	Relative
LENDING INSTITUTIONS	7,900,551	8,866,167	-965,616	-10,9
CUSTOMER FUNDS DUE	24,985,392	24,263,174	722,218	3,0
DEBITS REPRESENTED BY NEGOTIABLE SECURITIES	2,607,920	1,189,396	1,418,524	119,3
OTHER LIABILITIES	2,243,351	1,873,538	369,813	19,7
ACCRUAL ACCOUNTS	993,226	727,071	266,155	36,6
PROVISIONS FOR RISKS AND CHARGES	2,675,100	2,512,470	162,630	6,5
NEGATIVE DIFFERENCES IN CONSOLIDATION	19,207	5,030	14,177	281,8
SUBORDINATE FINANCING	488,149	679,226	-191,077	-28,1
MINORITY INTERESTS	75,027	84,210	-9,183	-10,9
CAPITAL AND RESERVES	2,211,786	2,185,348	26,438	1,2
RESERVES IN CONSOLIDATED COMPANIES	152,847	131,878	20,969	15,9
CONSOLIDATED PROFIT FROM YEAR	354,002	343,996	10,006	2,9
TOTAL	44,706,558	42,861,504	1,845,054	4,3

The evolution of the Balance Sheet figures on 30th September shows the same trends as already mentioned in Chapter IV of this Prospectus when remarking on the evolution of the figures on 30th June 2002 compared with those on 30th June 2001.

Only one feature must be emphasised: the Capital Stock and Reserves figure that dropped from 2,303,685 million euros on 30th June 2002 to 2,211,786 million euros on 30th September, due to the return of 0.15 euros par value per share performed on 19th September.

Loans to Customers

The breakdown by type of this item of the preceding balance sheet is as follows:

Customer loans	Sept.02	Sept.01	% Var.
(Data in thousands of euros)			
Loans to Public Administrations	694,211	679,877	2.1
Loans to private sector	23,733,312	20,622,513	15.1
Commercial portfolio	3,022,278	2,944,533	2.6
Security interests	10,395,993	8,343,218	24.6
Other credits and loans	10,315,041	9,334,763	10.5
Loans to non resident sector	2,672,156	2,413,695	10.7
Ordinary investment without defaulters (*)	27,099,679	23,716,084	14.3
Doubtful assets (net of provisions)	-375,258	-288,821	29.9
Total Net Loan Investment (*)	26,724,421	23,427,263	14.1

(*) Adjusted to loan titlizations (Sept.02: 1,803 million euros – Sept.0:1 1,642 million euros)

The loan investment, adjusted to the effect of the titlizations of loans performed by the Group and of the balances of Non Performing and Doubtful Loans, lies at 27,099.7 million euros with an increase of 14.3%, maintaining the growth rate of the previous quarters. Mortgage loans, that increase 24.6%, are especially relevant to that growth. The headings of Other Loans and credit increased at 10.5% and Credit for the Non Resident Sector increased 10.7%.

With this growth, the market share of Banking has improved 0.26 percent in the last twelve months, reaching 7.26%.

The doubtful assets, net of provisions, have gone from -288.8 million euros on 30th September 2001 to -375.3 million euros on 30th September 2002, due to an increase of 14.9 million in the gross figure of defaulters that amounted to 249.7 million on 30th September 2002, and an increase of 101.1 million euros in the provisions, that amounted to 625 million euros on the same date.

Customer Funds

The breakdown by type of this item is as follows:

Customer Funds	Sept.02	Sept.01	% Var.
(Data in thousands of euros)			
Public Sector	1,803,024	1,438,216	25.4
Private Sector	19,945,951	20,176,790	-1.1
Current and savings accounts	9,253,664	8,711,460	6.2
Term deposits	5,006,440	6,635,967	-24.6
Temporary cession and other accounts	5,685,847	4,829,364	17.7
Non Resident Sector	3,236,417	2,648,168	22.2
Bonds and debentures issued	2,607,920	1,189,396	119.3
Balance Sheet Funds	27,593,312	25,452,570	8.4
Funds managed	10,265,561	9,373,283	9.5
Investment funds	8,559,508	7,860,241	8.9
Pension funds	974,155	991,129	-1.7
Insurance-savings policies	731,898	521,913	40.2
Total funds managed	37,858,873	34,825,853	8.7

The customer funds accounted for on the balance sheet amount to 27,593.3 million euros, with a growth of 8.4%, while those off the balance sheet have grown 9.5%, so the total resources managed lies at 37,858.9 million euros, an increase of 8.7% on September 2001. One must emphasise the positive trend in current and savings accounts, which increase 6.2%, and in Funds Off the Balance Sheet, that of investment funds, which increase 8.9%. on the contrary, one must mention a 6.74% drop in term deposits overall.

This increase in the total figure of Funds Managed has allowed a 0.23 percent gain in the last twelve months in the market quota over Banking, which lay at 7.53%.

Balance Sheet and Profit and Loss Accounts of Banco Español de Crédito, S.A.

As to the data on Banco Español de Crédito, S.A. (parent company) mentioned at beginning of this Chapter VII.1, the following are the Balance Sheet and the Profit and Loss Accounts on 30th September 2002, compared with the same period in 2001.

Due to the most important weight the results of the Parent Bank have on the figures of the Group in the balance sheet and profit statement, the remarks made for the Group are applicable to the figures for the Bank.

The balance sheet of Banco Español de Crédito, S.A. is as follows:

BANCO ESPAÑOL DE CRÉDITO, S.A. - BALANCE SHEET				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	30-09-02	30-09-01	Absolute	Relative
CASH AND DEPOSITS IN CENTRAL BANKS	215,669	452,899	-237,230	-52.4
GOVERNMENT BONDS	3,343,246	4,032,394	-689,148	-17.1
LENDING INSTITUTIONS	5,214,728	6,876,632	-1,661,904	-24.2
CUSTOMER FUNDS	25,030,471	21,713,022	3,317,449	15.3
BONDS AND OTHER SECURITIES	9,212,524	6,924,728	2,287,796	33.0
INTANGIBLE ASSETS	57,538	43,359	14,179	32.7
TANGIBLE ASSETS	736,460	801,208	-64,748	-8.1
SHAREHOLDERS' FUNDS	36	0	36	
OTHER ASSETS	3,620,310	2,603,893	1,016,417	39.0
ACCRUAL ACCOUNTS	1,010,190	900,985	109,205	12.1
TOTAL	48,441,172	44,349,120	4,092,052	9.2
			Difference	
LIABILITIES	30-09-02	30-09-01	Absolute	Relative
LENDING INSTITUTIONS	12,309,095	11,216,540	1,092,555	9.7
CUSTOMER FUNDS DUE	26,133,571	25,399,302	734,269	2.9
DEBITS REPRESENTED BY NEGOTIABLE SECURITIES	1,000,000	0	1,000,000	
OTHER LIABILITIES	2,393,124	1,645,735	747,389	45.4
ACCRUAL ACCOUNTS	1,176,089	748,132	427,957	57.2
PROVISIONS FOR RISKS AND CHARGES	2,600,202	2,428,266	171,936	7.1
SUBORDINATE FINANCING	488,149	679,226	-191,077	-28.1
CAPITAL AND RESERVES	2,029,958	1,928,230	101,728	5.3
PROFIT FROM YEAR	310,984	303,689	7,295	2.4
TOTAL	48,441,172	44,349,120	4,092,052	9.2

2

The profit statement sheet of Banco Español de Crédito, S.A. is as follows:

BANCO ESPAÑOL DE CRÉDITO - PROFIT STATEMENT				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	30-09-02	30-09-01	Absolute	Relative
Financial products	1,482,611	1,752,764	-270,153	-15.4
Dividends	24,252	19,995	4,257	21.3
Financial costs	827,304	1,101,507	-274,203	-24.9
TRADING MARGIN	679,559	671,252	8,307	1.2
Net commissions	284,083	271,741	12,342	4.5
Investment funds and pensions	90,376	87,322	3,054	3.5
Commissions for services	193,707	184,419	9,288	5.0
BASIC CUSTOMER MARGIN	963,642	942,993	20,649	2.2
Result from financial operations	17,864	26,582	-8,718	-32.8
ORDINARY MARGIN	981,506	969,575	11,931	1.2
Operating costs	503,686	508,969	-5,283	-1.0
a) Personnel	382,462	386,484	-4,022	-1.0
b) General	121,224	122,485	-1,261	-1.0
Amortization and write-offs	65,367	58,112	7,255	12.5
Other products and operating charges	-15,570	-17,659	2,089	-11.8
OPERATING MARGIN	396,883	384,835	12,048	3.1
Amortization and provisions for insolvencies (net)	74,081	99,449	-25,368	-25.5
Write-off of financial fixed assets	-4,487	-23,592	19,105	-81.0
Extraordinary net results	76,780	46,914	29,866	63.7
BEFORE TAX RESULT	404,069	355,892	48,177	13.5
Company Tax	93,085	52,203	40,882	78.3
NET RESULT OF THE FINANCIAL YEAR	310,984	303,689	7,295	2.4

The increase noted in the extraordinary results is basically due to the results obtained from sale of the fixed assets assigned, to the product obtained from recovery of assets coming from court proceedings, and to recovery of blocked profit funds established in previous financial years on sale of intergroup business.

VII.2. Outlook of the Institution and its Consolidated Group

The projects on which the institution will base its management in the future aim to improve its position on the Spanish financial market, achieving greater market shares, with leverage on its commercial franchise and based on one of the best retail banking technological platforms in Europe.

To achieve the foregoing, it shall take the maximum advantage of its commercial and operational capacities and shall continue to manage the risks cautiously.

These objectives are considered in terms of growth, efficiency, risk and profitability:

{ Growth of the business, in resources as well as in loan investment. The aim is an annual growth in share on the market of 0.25% in the aggregate of both.

{ Increased productivity and implementation of cost austerity, leading to an improvement in the efficiency ratio of up to levels of 45%.

{ Default rate lower than that of the sector, with a default coverage higher than that of the sector.

{ Profitability in terms of ROE (considering a tax burden of 30%) higher than the 17.5% obtained last financial year.

The level of capitalization and BIS ratio, both shall continue to be above the required levels, according to the Bank of Spain regulations and the directives of the International Payment Bank (BIS Ratio on 30-09-2002 of 10.38%).

As to generating profit, due to the persistently low levels of interest rates and the crisis on the markets having affected commissions on securities and investment fund management in the last quarter, the forecast set for December this year is of growth rates similar to those at the end of September. That rate shall be lower than the forecast made at the beginning of the year, which was of at least 15% in growth.

The forecasts for the year 2003 are for the economy to grow slightly more than at present (above 2.5%) and for interest rates to be similar or slightly lower than the present ones.

Within this scenario, Banesto has set the objective of achieving a share of 0.25 percent in Banking in its business with customers.

The efficiency objective shall be specified as maintaining the operating cost level.

In such a case, the Bank would be able to maintain or improve the profit growth rates in 2002 throughout the year.

On this date it does not exist any agreement, relating to BANESTO or BANCO SANTANDER CENTRAL HISPANO,S.A. letter of intentions, scheme, project or negotiation of any kind with third parties which may imply or may lead to a transmission of BANESTO, any of its specially significant assets or trademark, nor its transformation processing, merger or demerger from BANESTO or any of its principle companies which are integrated within its Group, exception made relating the take-over of Banco del Desarrollo Económico Español, S.A.

As to future shareholder remuneration, the Bank shall consider the most adequate means of fulfilling this within a policy of remuneration in line with that followed by other stock exchange listed banks. In this sense, it may possibly continue its policy of reducing capital by returning contributions to the shareholders, as it is set forth in paragraph II.17.4..

VII.3. Policies for distribution of results, for Investment, Provisions, corrections and amortizations, for Capital stock Increases, for Issue of Bonds and on endebtment in general medium and long term

Distribution of results

Banco Español de Crédito has not distributed any dividends at all since 1993, and during the period 1994-2001, it signed the profit obtained to recapitalize the Bank and increase its freely available reserves, notwithstanding the capital reductions with reimbursement to the shareholders that were performed in financial years 2000, 2001 and 2002, and those mentioned at different points of this Prospectus.

Investment

In keeping with the strategy of concentrating on domestic and retail banking business, Banesto has carried out an orderly withdrawal from all activities not considered strategic.

Over the last years, it has sold stakes in companies in the Industrial Corporation, stakes in non strategic financial entities and in real estate assigned and other assets, that have generated a considerable volume of liquidity, which has contributed significantly to recovery·on the balance sheet and in the profit and loss accounts.

In the coming years, it does not foreseen significant investment being made in taking stakes in companies of an industrial and/or financial nature, as that does not lie within the strategic objectives of Banesto.

In this line, the investment performed over the last years, that will continue in the coming two or three years, are related to starting up specific projects, such as:

{ Plans to refurbish offices, to adopt them to the Banesto image and quality standards, as well as to the safety requirements established under the new laws.
{ Technology and systems plans to support the Network. During financial year 1998, all the computer systems at Banesto, adapted to the euro, were integrated in the network, that is to say, transformed into true multi-currency applications. The absence of relevant problems in the transition to the sole currency is proof of the quality of the applications at Banesto.
{ Overall, these plans involved investments of about 68 million euros in financial year 2002 and about 50 million euros in 2003.

No extraordinary measures are foreseen to finance those investments, as their volume allows them to be covered by the funds now generated by the Bank.

As to financial year 2002, the amounts it foresees investing are broken down as follows:

- Technology and systems	45 million euros
- Office Refurbishment	17 million euros
- Other investment in fixed assets	6 million euros
	68 million euros

On 30th September 2002, investments amounting to approximately 65% of the above sum were materialized.

Due to this, the investment projects recorded in the Banco Español de Crédito Group budgets will mainly be assigned to improving the operational efficiency, to increasing the capacity of the commercial network and to encouraging the use of alternative channels.

All these investments are for tangible assets, and no significant investment in intangible assets is foreseen. Neither it is foreseen that during the second semester of 2002 it may be carried out any reorganization of branches which may imply the sell of business to SCH and acquisition of business to SCH, of the same nature as set forth below in chapter IV.7.

As to investments of a financial nature, the most relevant aspect in the last financial years has been the 7.88% increase in financial year 2000 in the stake in Inmobiliaria Urbis, S.A., mainly due to the capital increase by that company in July 2000, in which Banco Español de Crédito acted as the insurer. As to the IPO for exclusion of La Corporación Industrial y Financiera de Banesto, carried out in March 2000, its impact was immaterial due to the low number of titles involved.

Provisions, clearances and amortizations

The Banesto Group intends to continue its traditional policy of maintaining high levels of provisions for insolvencies and coverage for default, scrupulously fulfilling the regulations by the Bank of Spain.

Capital Stock Increases

As of financial year 1994, Banco Español de Crédito has not performed any capital increase until that approved by the Board of Directors of the bank on 1st October 2002, to which this Complete Prospectus refers.

Issue of bonds and general long and medium term endebtment

As to its endebtment policy, the Group does not foresee extraordinary actions outside its banking activity.

In this context, Banesto plans to continue to issue bonds and titlizations of loans in line with its performance this last year.

VII.4 More significant facts subsequent at the end of the financial year 2001

Just as recorded in Chapter III of this Prospectus, on 17th May 2002, the Company "INGENIERIA DE SOFTWARE BANCARIO, S.L." was incorporated, dedicated to development, maintenance and commercialization of computer and telecommunications services, in which Banesto (51%) and Banco Santander Central Hispano (49%) took a joint stake.

On the other hand, just as stated in section II.17.6 and in Chapter III of this Prospectus, on 10th July 2002, the CNMV authorized the withdrawal requested by Banesto as to the exclusion from listing agreed by the General Meeting of Shareholders on 27th December 2001, and as to the IPO put forward by Banesto for that purpose.

Lastly, one must point out that, just as stated in Chapter III, the Directors of Banesto and its subsidiary Banco del Desarrollo Económico Español, S.A., approved the merger project between both companies on 8th July 2002, by absorption of the latter by the former. Due to the Capital Stock Increase to which this Prospectus refers, the Boards of Directors of the relevant institutions approved, on 1st and 3rd October 2002, respectively, the amendment of the merger exchange equation, in order for it to include the increase in assets of the company absorbing (Banesto) which shall arise due to the Capital Stock Increase.

Madrid, November 6, 2002

Signed: Juan Delibes Liners
Chief Executive Director

ANNEX

BANESTO GROUP - CONSOLIDATED PROFIT STATEMENT				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	**30-09-02**	**30-09-01**	**Absolute**	**Relative**
Financial products	1,403,883	1,753,449	-349,566	-19.9
Dividends	24,029	10,836	13,193	121.7
Financial costs	682,639	1,045,085	-362,446	-34.7
TRADING MARGIN	745,273	719,200	26,073	3.6
Net commissions	322,512	315,321	7,191	2.3
Investment funds and pensions	112,776	113,422	-646	-0.6
Commissions for services	209,736	201,899	7,837	3.9
BASIC CUSTOMER MARGIN	1,067,785	1,034,521	33,264	3.2
Result from financial operations	33,319	31,801	1,518	4.8
ORDINARY MARGIN	1,101,104	1,066,322	34,782	3.3
Operating costs	544,479	549,826	-5,347	-1.0
a) Personnel	407,023	411,093	-4,070	-1.0
b) General	137,456	138,733	-1,277	-0.9
Amortization and write-offs	69,826	62,209	7,617	12.2
Other products and operating charges	-9,984	-16,928	6,944	-41.0
OPERATING MARGIN	476,815	437,359	39,456	9.0
Results of equivalence set and Group companies	30,805	47,566	-16,761	-35.2
Goodwill amortization	580	2,789	-2,209	-79.2
Amortization and provisions for insolvencies (net)	77,777	103,948	-26,171	-25.2
Write-off of financial fixed assets	286	413	-127	-30.8
Extraordinary net results	27,300	28,169	-869	-3.1
BEFORE TAX RESULT	456,277	405,944	50,333	12.4
Company Tax	102,275	61,948	40,327	65.1
NET RESULT OF THE FINANCIAL YEAR	354,002	343,996	10,006	2.9
Result attributable to minority	6,445	6,940	-495	-7.1
RESULT ATTRIBUTABLE TO THE GROUP	347,557	337,056	10,501	3.1

BANESTO GROUP – CONSOLIDATED BALANCE SHEET				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	**30-09-02**	**30-09-01**	**Absolute**	**Relative**
CASH AND DEPOSITS IN CENTRAL BANKS	230,430	463,891	-233,461	-50,3
GOVERNMENT BONDS	3,527,128	4,104,058	-576,930	-14,1
LENDING INSTITUTIONS	5,974,129	6,746,942	-772,813	-11,5
CUSTOMER FUNDS	24,921,343	21,785,479	3,135,864	14,0
BONDS AND OTHER FIXED YIELD SECURITIES	3,801,289	4,359,998	-558,709	-12,8
VARIABLE YIELD PORTFOLIO	663,205	609,935	53,270	8,7
INTANGIBLE ASSETS	63,982	46,673	17,309	37,1
GOODWILL IN CONSOLIDATION	4,796	5,042	-246	-4,9
TANGIBLE ASSETS	779,222	860,749	-81,527	-9,5
SHAREHOLDERS' FUNDS	40	0	40	-
OTHER ASSETS	3,545,965	2,687,991	857,974	31,9
ACCRUAL ACCOUNTS	996,230	885,393	110,837	12,5
LOSSES IN CONSOLIDATED COMPANIES	198,799	305,353	-106,554	-34,9
TOTAL	44,706,558	42,861,504	1,845,054	4,3
			Difference	
LIABILITIES	**30-09-02**	**30-09-01**	**Absolute**	**Relative**
LENDING INSTITUTIONS	7,900,551	8,866,167	-965,616	-10,9
CUSTOMER FUNDS DUE	24,985,392	24,263,174	722,218	3,0
DEBITS REPRESENTED BY NEGOTIABLE SECURITIES	2,607,920	1,189,396	1,418,524	119,3
OTHER LIABILITIES	2,243,351	1,873,538	369,813	19,7
ACCRUAL ACCOUNTS	993,226	727,071	266,155	36,6
PROVISIONS FOR RISKS AND CHARGES	2,675,100	2,512,470	162,630	6,5
NEGATIVE DIFFERENCES IN CONSOLIDATION	19,207	5,030	14,177	281,8
SUBORDINATE FINANCING	488,149	679,226	-191,077	-28,1
MINORITY INTERESTS	75,027	84,210	-9,183	-10,9
CAPITAL AND RESERVES	2,211,786	2,185,348	26,438	1,2
RESERVES IN CONSOLIDATED COMPANIES	152,847	131,878	20,969	15,9
CONSOLIDATED PROFIT FROM YEAR	354,002	343,996	10,006	2,9
TOTAL	44,706,558	42,861,504	1,845,054	4,3

BANCO ESPAÑOL DE CRÉDITO, S.A. - BALANCE SHEET				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	**30-09-02**	**30-09-01**	**Absolute**	**Relative**
CASH AND DEPOSITS IN CENTRAL BANKS	215,669	452,899	-237,230	-52.4
GOVERNMENT BONDS	3,343,246	4,032,394	-689,148	-17.1
LENDING INSTITUTIONS	5,214,728	6,876,632	- 1,661,904	-24.2
CUSTOMER FUNDS	25,030,471	21,713,022	3,317,449	15.3
BONDS AND OTHER SECURITIES	9,212,524	6,924,728	2,287,796	33.0
INTANGIBLE ASSETS	57,538	43,359	14,179	32.7
TANGIBLE ASSETS	736,460	801,208	-64,748	-8.1
SHAREHOLDERS' FUNDS	36	0	36	
OTHER ASSETS	3,620,310	2,603,893	1,016,417	39.0
ACCRUAL ACCOUNTS	1,010,190	900,985	109,205	12.1
TOTAL	48,441,172	44,349,120	4,092,052	9.2
			Difference	
LIABILITIES	**30-09-02**	**30-09-01**	**Absolute**	**Relative**
LENDING INSTITUTIONS	12,309,095	11,216,540	1,092,555	9.7
CUSTOMER FUNDS DUE	26,133,571	25,399,302	734,269	2.9
DEBITS REPRESENTED BY NEGOTIABLE SECURITIES	1,000,000	0	1,000,000	
OTHER LIABILITIES	2,393,124	1,645,735	747,389	45.4
ACCRUAL ACCOUNTS	1,176,089	748,132	427,957	57.2
PROVISIONS FOR RISKS AND CHARGES	2,600,202	2,428,266	171,936	7.1
SUBORDINATE FINANCING	488,149	679,226	-191,077	-28.1
CAPITAL AND RESERVES	2,029,958	1,928,230	101,728	5.3
PROFIT FROM YEAR	310,984	303,689	7,295	2.4
TOTAL	48,441,172	44,349,120	4,092,052	9.2

BANCO ESPAÑOL DE CRÉDITO - PROFIT STATEMENT				
Data in September 2002 and comparison with 2001				
(Data in thousands of euros)				
			Difference	
ASSETS	30-09-02	30-09-01	Absolute	Relative
Financial products	1,482,611	1,752,764	-270,153	-15.4
Dividends	24,252	19,995	4,257	21.3
Financial costs	827,304	1,101,507	-274,203	-24.9
TRADING MARGIN	679,559	671,252	8,307	1.2
Net commissions	284,083	271,741	12,342	4.5
Investment funds and pensions	90,376	87,322	3,054	3.5
Commissions for services	193,707	184,419	9,288	5.0
BASIC CUSTOMER MARGIN	963,642	942,993	20,649	2.2
Result from financial operations	17,864	26,582	-8,718	-32.8
ORDINARY MARGIN	981,506	969,575	11,931	1.2
Operating costs	503,686	508,969	-5,283	-1.0
a) Personnel	382,462	386,484	-4,022	-1.0
b) General	121,224	122,485	-1,261	-1.0
Amortization and write-offs	65,367	58,112	7,255	12.5
Other products and operating charges	-15,570	-17,659	2,089	-11.8
OPERATING MARGIN	396,883	384,835	12,048	3.1
Amortization and provisions for insolvencies (net)	74,081	99,449	-25,368	-25.5
Write-off of financial fixed assets	-4,487	-23,592	19,105	-81.0
Extraordinary net results	76,780	46,914	29,866	63.7
BEFORE TAX RESULT	404,069	355,892	48,177	13.5
Company Tax	93,085	52,203	40,882	78.3
NET RESULT OF THE FINANCIAL YEAR	310,984	303,689	7,295	2.4

EXHIBIT 1.1

Summary of *Triptico-Resumen* of Prospectus Filed With the *Comisión Nacional del Mercado de Valores* on November 7, 2002

I. *Introduction.* The *triptico-resumen* is prepared as required by Spanish law and is a summary of the complete prospectus prepared by Banco Español de Crédito, S.A. ("Banesto," also referred to as "we" or "us") in connection with its increase of share capital of €165,823,769.58 through the issuance in an offering of rights to its shareholders of 81,686,586 new shares.

Banco Santander Central Hispano, S.A. ("SCH"), holder of 99.04% of Banesto shares, is offering, concurrently with the Banesto capital increase, the rights it will receive as a result of its 98.97% direct interest in Banesto (the "Offering").

As required by applicable law, Banesto has prepared a prospectus relating to the capital increase, which has been filed with the *Comisión Nacional del Mercado de Valores* ("Spanish National Securities Commission" or "CNMV") on November 7, 2002. Similarly, SCH has prepared a reduced prospectus relating to the Offering which has also been filed with the CNMV on November 7, 2002. The two prospectuses are available to the public at the CNMV, at the offices of the underwriters of the Offering, at the Spanish stock exchanges and at the main offices of Banesto and SCH.

Neither the shares nor the rights have been or will be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The rights may not be transferred or sold by United States persons (as defined in Rule 800 of the United States Securities Act of 1933), except in accordance with Regulation S under the Securities Act.

An objective of the capital increase and Offering is to allow SCH to comply with its commitment to the CNMV to increase the free float of Banesto to over 10% prior to March 31, 2003.

II. *Information on Banesto.* Banesto was incorporated on May 1, 1902. Banesto is a commercial bank with operations primarily in Spain. Banesto's shares are listed on the Spanish stock exchanges. Banesto's capital stock consists of 612,659,404 shares, nominal value €2.03 equaling total capital of €1,243,698,590.12. All of Banesto's shares are of the same class and series and confer to their holder the same rights and privileges.

III. *Risk Factors.* Prior to making an investment decision, investors should consider carefully the following risk factors: Since our operations are concentrated in Spain, adverse changes affecting the Spanish economy could negatively affect us; Volatility in interest rates may negatively affect our net interest revenue and increase our non-performing loan portfolio; Since our principal source of funds are customer deposits, a sudden shortage of these funds could increase our cost of funding; Since a focus of our business strategy consists of targeting small and medium-sized enterprise clients, we face increased risks relating to our presence in this market; Intense competition in Spain may adversely affect our growth prospects and operations; Changes in the Spanish and European regulatory framework could adversely affect our business; We are, and following the Offering will continue to be, controlled by SCH; The SCH Group could have conflicts of interest in business transactions with us, or take advantage of business opportunities otherwise available to us, which could reduce our revenues or increase our costs; Sales of a substantial number of shares in the public market following the Offering could adversely affect the

market price for the Banesto shares; Though a public market for Banesto shares currently exists, trading is limited to the less than one percent of the shares owned by investors other than SCH.

IV. *Considerations relating to the capital increase.* The new Banesto shares will be of the same class and confer to their holders the same rights and benefits as the Banesto shares currently outstanding. The new Banesto shares will be freely tradable and Banesto expects that they will be listed on the Spanish stock exchanges.

The capital increase is being effected through a rights offering whereby Banesto is granting its shareholders one right to subscribe for new Banesto shares for each Banesto share held on November 8, 2002, with the exercise of 15 rights entitling the holder to subscribe for two new Banesto shares against the payment of the subscription price per share. The subscription period in the Banesto Rights Offering will begin on November 11, 2002 and end at 11:59 p.m. (Madrid time) on November 25, 2002. The rights to subscribe for new Banesto shares will trade on the Spanish stock exchanges from November 11, 2002 through 5:30 p.m. (Madrid time) on November 25, 2002.

Procedure for Subscription and Payment. Banesto shareholders and/or holders of Banesto rights should communicate their final and irrevocable election (subject to the revocation right described below) to exercise their Banesto rights and subscribe to new Banesto shares to the financial institution with which their rights are deposited. The financial institutions will then communicate to Santander Central Hispano Investment, S.A., no later than November 26, 2002, the total number of rights exercised and the identity of the rights holders. The total subscription amount of the capital increase must be remitted to Banesto no later than 9:00 a.m. November 26, 2002. If any financial institution fails, in whole or in part, to transfer to Banesto the subscription price corresponding to the exercise of the Banesto rights it holds, the new Banesto shares corresponding to such rights will not be issued.

Extraordinary Revocation Period. If SCH withdraws the Offering or it is automatically terminated for reasons set forth in the Offering prospectus, an extraordinary revocation period would be opened, in the case of withdrawal of the Offering lasting until the last day of the subscription period, November 25, 2002, and in the case of an automatic termination of the Offering, until November 29, 2002. During the revocation period, persons who have exercised Banesto rights for new Banesto shares may revoke their subscription at the financial institution through which they exercised the Banesto rights and thereby obtain reimbursement of the subscription price paid. If such persons do not otherwise give notice of their revocation decision, they will be understood to have opted to maintain their subscription of new Banesto shares. When the extraordinary revocation period has concluded, Banesto shall close the capital increase at the amount of the subscriptions made and not revoked.

Reimbursement of the subscription price paid will be made no later than November 26, 2002, in the case of withdrawal of the Offering, and December 2, 2002 in the case of an automatic termination of the Offering.

Incomplete Subscription. The capital increase may be effected for less than the full amount mentioned in Part I.

Underwriting of the Capital Increase. There is to be no underwriting of the capital increase, notwithstanding any underwriting that may take place in the Offering.

Entities That May Participate in the Capital Increase. All of the financial institutions, which are members of the SCLV, which, on behalf of Banesto shareholders, hold rights to subscribe for new Banesto shares may participate in the capital increase.

Trading of new Banesto Shares. Banesto expects the new shares to be listed on the Spanish stock exchanges and begin trading on November 27, 2002.

Costs Relating to Subscription of New Banesto Shares. There is no cost to the investor of the issuance of the new Banesto shares. There is also no cost relating to subscription for such shares if done through Banesto. Subscriptions that are effected through any other financial institution will be subject to fees and commissions to be determined by such financial institution. Purchase and sale of Banesto rights will be subject to the fees and commissions charged by the financial institutions effecting such purchases and sales.

V. *Brief Description of Banesto and the Banesto Group.*

Banco Español de Crédito, S.A. is the parent company of a group of companies with a total of 47,669 million euros in assets on June 30, 2002. The main activity of the Banesto Group is commercial banking in Spain, with a special emphasis on retail banking and on the small and medium sized company and professionals sector. The Banesto Group also carries out retail banking and capital market activities.

On June 30, 2002, the Banesto Group had 1,670 branches in Spain, 1,601 of which belonged to the parent company. To provide its international activities additional support, two branches are located abroad, in New York and Grand Cayman.

Banco Español de Crédito, S.A. is also the direct or indirect owner of different stakes in the capital stock of companies (subsidiaries or associates) that carry out insurance, industrial, commercial and real estate activities.

On June 30, 2002, the total assets of Banco Español de Crédito, S.A. represented practically all the consolidated assets of the Group and its net profit was 89.2% of the consolidated profit of the Group.

The following are the main economic figures of the Banesto Group on June 30, 2002, on June 30, 2001 and at the end of the previous two financial years.

It is expressly stated that all the figures included in this Prospectus on June 30, 2001 have not been audited by the company's external auditors. The information on the remaining dates has been audited.

					01/00	June 02/June 01
Results (Millions of Euro)	06-30-02	06-30-01	2001	2000	(%)	(%)
Net Profit	241.1	225.0	430.9	390.3	7.1%	10.4%
Profit Attributable to the Group	236.5	220.3	421.7	379.7	7.4%	11.1%
Significant figures (Millions of Euro)	27,190.9	23,858.7	25,443.1	22,186.4	14.0%	14.7%
Loan investments (*)	29,168.0	27,534.7	26,472.1	24,770.1	5.9%	6.9%
External Funds	2,494.2	2,305.6	2,257.8	2,085.4	8.2%	8.3%
Own Funds	47,668.5	44,886.9	44,921.4	44,596.8	6.2%	0.7%
Total Assets						
Investment, pension and insurance funds managed	10,255.7	9,495.9	10,860.2	9,348.1	8.0%	16.2%
R.O.A (%) (1)	1.08%	1.00%	0.98%	0.94%		
R.O.E. (%) (2)	20.9%	21.1%	20.82%	20.56%		
R.O.E. adjusted (3)	19.1%	17.6%	17.50%	15.30%		

(1) ROA= Net profit / Total average assets.
(2) ROE= Profit attributable to the Group / Average stockholders equity.
(3) ROE adjusted = Profit attributable to the Group with an estimated tax rate of 30% / Average stockholders equity.
(*) Excluding non performing loans and adjusted with securitized loans.

VI. Financial condition and results of operations of the Banesto Group

ASSETS	06-30-02	06-30-01(*)	2001	2000
Cash and deposits at central banks	288,775	278,036	393,626	335,212
Government debt	3,592,703	4,296,098	3,876,553	6,121,006
Lending Institutions	7,313,981	9,018,495	6,758,316	9,036,795
Customer loans	24,955,426	22,406,707	23,597,348	20,621,297
Securities portfolio	5,819,717	4,139,303	5,451,117	4,044,894
Intangible assets	65,009	28,573	61,451	28,668
Goodwill in consolidation	4,467	12,599	4,854	15,094
Tangible assets	799,924	857,307	844,736	898,775
Shareholder's funds	40	0	0	0
Other assets	3,641,164	2,676,475	2,779,797	2,439,755
Accrual accounts	988,212	867,859	921,280	838,877
Losses on consolidated companies	199,040	305,459	232,368	216,472
Total Assets	47,668,458	44,886,911	44,921,446	44,596,845

LIABILITIES	06-30-02	06-30-01(*)	2001	2000
Lending institutions	9,548,963	10,030,095	10,768,227	13,045,427
Customer funds	25,851,681	25,652,712	24,538,468	23,447,448
Funds represented by securities	2,681,635	1,162,312	1,235,401	653,298
Other liabilities	2,469,919	1,339,025	1,682,121	1,162,201
Accrual accounts	982,607	772,097	669,583	738,075
Provisions for risks and charges	2,698,135	2,497,825	2,741,974	2,480,509
Negative differences on consolidation	19,973	5,030	5,030	5,30
Subordinate financing	634,655	719,666	698,234	669,375
Minority interests	83,099	92,308	83,165	82,923
Capital and reserves	2,303,685	2,258,867	1,931,169	1,803,225
Reserves in consolidated companies	152,998	131,939	137,219	119,028
Consolidated profit from year	241,108	225,035	430,855	390,306
Total liabilities	47.668.458	44.886.911	44.921.446	44.596.845

Consolidated income statement of the Banesto Group
(Thousands of Euros)

	June 30, 2002	June 30, 2001*	December 31, 2001	December 301, 2000
Interest & related income	941,884	1,188,534	2,246,659	2,091,832
Floating rate securities	19,795	7,489	15,737	20,239
Interest & charges	-462,274	-725,559	-1,292,547	-1,209,035
Trading margin	499,405	470,464	969,849	903,036
Commissions received	255,962	248,686	495,550	500,985
Commissions paid	-38,566	-38,575	-75,153	-82,244
Basic customer margin	716,801	680,575	1,390,246	1,321,777
Profit on fanancial operations	23,318	24,991	40,556	30,290

Ordinary margin	740,119	705,566	1,430,802	1,352,067
General administration expenses	-366,212	-369,450	-745,599	-749,321
a. personnel	273,186	275,767	549,383	558,318
Of which:				
Salaries & wages	204,468	207,585	408,997	420,522
Social charges	53,830	54,780	110,440	112,747
b. other administration expenses	93,026	93,683	196,216	191,003
Amortization and write-off of tangible and Intangible assets	-47,151	-41,501	-84,069	-82,068
Other products and operating charges	-9,018	-11,657	-25,095	-15,664
Operating margin	317,738	282,958	576,039	505,014
Amortization of goodwill in consolidation	-387	-2,498	-3,014	-1,821
Profit on Group operations	3,532	754	2,649	1,747
Net results by equivalence companies	17,891	27,618	63,012	72,609
Amortization and provisions for insolvencies	-56,868	-72,005	-146,733	-101,254
Write-off of financial fixed assets	2,110	-1,337	754	613
Extraordinary profit	101,983	69,317	128,445	72,870
Extraordinary losses and provision to special funds	-66,674	-39,331	-98,855	-125,360
Before tax result	315,105	268,150	520,789	423,192
Company tax	-73,997	-43,115	-89,934	-32,886
Consolidated results from year	241,108	225,035	430,855	390,306
Result attributed to the Minority	4,561	4,735	9,134	10,647
Result attributed to the Group	236,547	220,300	421,721	379,659

*Unaudited

Banesto's prospectus filed with the CNMV for the capital increase contains audited consolidated financial statements, including the audit report of Deloitte España, S.L. (now known as Deloitte & Touche España, S.L.), and unaudited consolidated financial statements as at and for the period ended September 30, 2002.

VII. *Directors, management and control of the issuer.* Banesto's board of directors currently has 7 members. At Banesto's next ordinary shareholders' meeting, which will be held no later than March 31, 2003, the board of directors intends to propose, if the free-float of Banesto is at least 10%, certain measures consistent with the code of good corporate governance. Such measures will be inspired by those already adopted by SCH, with the logical adaptations to the size and strategy of the business of Banesto. These measures may include inclusion of independent directors on our board of directors, approval of regulations of the board of directors, that shall define the different types of directors (executive, non-executive and independent) and regulate the existence and operation of our Executive Committee, and, when created, the Audit Committee and the Nomination and Compensation Committee.

VIII. *Recent developments*

BANESTO GROUP – CONSOLIDATED BALANCE SHEET

(Data in thousands of euros)

			Difference	
ASSETS	**09-30-02**	**09-30-02**	**Absolute**	**Relative**
Cash and deposits in central banks	230,430	463,891	-233,461	-50,3

Government bonds	3,527,128	4,104,058	-576,930	-14,1
Lending institutions	5,974,129	6,746,942	-772,813	-11,5
Customer funds	24,921,343	21,785,479	3,135,864	14,0
Bonds and other fixed yield securities	3,801,289	4,359,998	-558,709	-12,8
Variable yield portfolio	663,205	609,935	53,270	8,7
Intangible assets	63,982	46,673	17,309	37,1
Goodwill in consolidation	4,796	5,042	-246	-4.9
Tangible assets	779,222	860,749	-81,527	-9,5
Shareholders' funds	40	0	40	-
Other assets	3,545,965	2,687,991	857,974	31,9
Accrual accounts	996,230	885,393	110,837	12,5
Losses in consolidated companies	198,799	305,353	-106,554	-34,9
Total	44,706,558	42,861,504	1,845,054	4,3

			Difference	
LIABILITIES	**09-30-02**	**09-30-02**	**Absolute**	**Relative**
Lending institutions	7,900,551	8,866,167	-965,616	-10.9
Customer funds due	24,985,392	24,263,174	722,218	3.0
Debits represented by negotiable securities	2,607,920	1,189,396	1,418,524	119.3
Other liabilities	2,243,351	1,873,538	369,813	19.7
Accrual accounts	993,226	727,071	266,155	36.6
Provisions for risks and charges	2,675,100	2,512,470	162,630	6,5
Negative differences in consolidation	19,207	5,030	14,177	281.8
Subordinate financing	488,149	679,226	-191,077	-28.1
Minority interests	75,027	84,210	-9,183	-10.9
Capital and reserves	2,211,786	2,185,348	26,438	1.2
Reserves in consolidated companies	152,847	131,878	20,969	15.9
Consolidated profit from year	354,002	343,996	10,006	2.9
Total	44,706,558	42,861,504	1,845,054	4.3

BANESTO GROUP - CONSOLIDATED PROFIT STATEMENT
(Data in thousands of euros)

ASSETS	**09-30-02**	**09-30-02**	**Difference** Absolute	**Relative**
Financial products	1,403,883	1,753,449	-349,566	-19.9
Dividends	24,029	10,836	13,193	121.7
Financial costs	682,639	1,045,085	-362,446	-34.7
TRADING MARGIN	745,273	719,200	26,073	3.6
Net commissions	322,512	315,321	7,191	2.3
Investment funds and pensions	112,776	113,422	-646	-0.6
Commissions for services	209,736	201,899	7,837	3.9
BASIC CUSTOMER MARGIN	1,067,785	1,034,521	33,264	3.2
Result from financial operations	33,319	31,801	1,518	4.8
ORDINARY MARGIN	1,101,104	1,066,322	34,782	3.3
Operating costs	544,479	549,826	-5,347	-1.0
a) Personnel	407,023	411,093	-4,070	-1.0
b) General	137,456	138,733	-1,277	-0.9
Amortization and write-offs	69,826	62,209	7,617	12.2
Other products and operating charges	-9,984	-16,928	6,944	-41.0
OPERATING MARGIN	476,815	437,359	39,456	9.0
Results of equivalence set and Group companies	30,805	47,566	-16,761	-35.2
Goodwill amortization	580	2,789	-2,209	-79.2
Amortization and provisions for insolvencies (net)	77,777	103,948	-26,171	-25.2
Write-off of financial fixed assets	286	413	-127	-30.8
Extraordinary net results	27,300	28,169	-869	-3.1
BEFORE TAX RESULT	456,277	405,944	50,333	12.4
Company Tax	102,275	61,948	40,327	65.1
NET RESULT OF THE FINANCIAL YEAR	354,002	343,996	10,006	2.9
Result attributable to minority	6,445	6,940	-495	-7.1
RESULT ATTRIBUTABLE TO THE GROUP	347,557	337,056	10,501	3.1

Goals for Banesto and the Banesto Group

Management has set as current objectives to increase market, productivity (improving the efficiency ratio up to 45%), achieving a default rate lower than that of the overall Spanish banking

sector, with a default coverage higher than that of the overall Spanish banking sector, profitability in terms of ROE (assuming a tax rate of 30%) higher than the 17.5% obtained last financial year.

As to generating profit, due to the persistently low levels of interest rates and the crisis on the markets having affected commissions on securities and investment fund management in the last quarter, the forecast set for December this year is of growth rates similar to those at the end of September. That rate shall be lower than the forecast made at the beginning of the year, which was of at least 15% in growth.

Banesto has not distributed any dividends at all since 1993, and during the period 1994-2001. Banesto expects to follow a shareholder remuneration policy in line with other Spanish banks, which may be effected through reductions in the nominal value, as in 2000, 2001 and 2002, of Banesto shares or dividend payments.

EXHIBIT 1.2

Summary of Announcement of Capital Increase by Banco Espanol de Credito, S.A. ("Banesto")

1. Amount of Capital Increase. Banesto announced on October 1, 2002 its intention to increase its share capital by €165,823,769.58 through the issuance of up to 81,686,586 new Banesto shares, with a nominal value of €2.03 each, representing 11.76% of Banesto's total share capital.

2. Characteristics of the New Shares. The new Banesto shares will be of the same class and confer unto their holders the same rights and benefits as the Banesto shares currently outstanding. The Banesto new shares will be freely tradable and Banesto expects that they will be listed on the Spanish stock exchanges.

3. Rights to Subscribe for New Banesto Shares and Subscription Period. The capital increase is being effected through a rights offering whereby Banesto is granting its shareholders one right to subscribe for new Banesto shares for each Banesto share held on November 8, 2002, with the exercise of 15 rights entitling the holder to subscribe for two new Banesto shares against the payment of the subscription price per share. The subscription period in the Banesto Rights Offering will begin on November 11, 2002 and end at 11:59 p.m. (Madrid time) on November 25, 2002. The rights to subscribe for new Banesto shares will trade on the Spanish stock exchanges from November 11, 2002 through 5:30 p.m. (Madrid time) on November 25, 2002.

4. Public Offer of Rights by SCH. SCH, holder of 99.04% of Banesto shares, is offering, concurrently with the Banesto capital increase, the rights it will receive as a result of its 98.97% direct interest in Banesto (the "Offering").

5. Procedure for Subscription and Payment. Banesto shareholders and/or holders of Banesto rights should communicate their final and irrevocable election (subject to paragraph 6 below) to exercise their Banesto rights and subscribe to new Banesto shares to the financial institution with which their rights are deposited. The financial institutions will then communicate to Santander Central Hispano Investment, S.A., no later than November 26, 2002, the total number of rights exercised and the identity of the rights holders. The total subscription amount of the capital increase must be remitted to Banesto no later than 9:00 a.m. November 26, 2002. If any financial institution fails, in whole or in part, to transfer to Banesto the subscription price corresponding to the exercise of the Banesto rights it holds, the new Banesto shares corresponding to such rights will not be issued.

6. Extraordinary Revocation Period. If SCH withdraws the Offering or it is automatically terminated for reasons set forth in the Offering prospectus, an extraordinary revocation period would be opened, in the case of withdrawal of the Offering lasting until the last day of the subscription period, November 25, 2002, and in the case of an automatic termination of the Offering, until November 29, 2002. During the revocation period, persons who have exercised Banesto rights for new Banesto shares may revoke their subscription at the financial institution through which they exercised the Banesto rights and thereby obtain reimbursement of the subscription price paid. If such persons do not otherwise give notice of their revocation decision, they will be understood to have opted to maintain their subscription of new Banesto shares. When the extraordinary revocation period has concluded, Banesto shall close the capital increase at the amount of the subscriptions made and not revoked.

Reimbursement of the subscription price paid will be made no later than November 26, 2002, in the case of withdrawal of the Offering, and December 2, 2002 in the case of an automatic termination of the Offering.

7. Incomplete Subscription. The capital increase may be effected for less than the full amount mentioned in paragraph 1.

8. Underwriting of the Capital Increase. There is to be no underwriting of the capital increase, notwithstanding any underwriting that may take place in the Offering.

9. Entities That May Participate in the Capital Increase. All of the financial institutions, which are members of the SCLV, which, on behalf of Banesto shareholders, hold rights to subscribe for new Banesto shares may participate in the capital increase.

10. Trading of new Banesto Shares. Banesto expects the new shares to be listed on the Spanish stock exchanges and begin trading on November 27, 2002.

11. Costs Relating to Subscription of New Banesto Shares. There is no cost to the investor of the issuance of the new Banesto shares. There is also no cost relating to subscription for such shares if done through Banesto. Subscriptions that are effected through any other financial institution will be subject to fees and commissions to be determined by such financial institution. Purchase and sale of Banesto rights will be subject to the fees and commissions charged by the financial institutions effecting such purchases and sales.

12. Offer Related Documents. As required by applicable law, Banesto has prepared a prospectus relating to the capital increase, which has been filed with the Comision Nacional del Mercado de Valores ("CNMV") on November 7, 2002. Similarly, SCH has prepared a reduced prospectus relating to the Offering which has also been filed with the CNMV on November 7, 2002. The two prospectuses are available to the public at the CNMV, at the offices of the underwriters of the Offering, at the Spanish stock exchanges and at the main offices of Banesto and SCH.

EXHIBIT 1.3

ARTHUR ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 33). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Banco Español de Crédito, S.A.:

1. We have audited the consolidated financial statements of Banco Español de Crédito, S.A. (the "Bank") and of the Companies composing, together with the Bank, the BANCO ESPAÑOL DE CRÉDITO GROUP, which consist of the consolidated balance sheet as of December 31, 1999, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors of the Bank present, in addition to the 1999 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 1998. Our opinion refers only to the 1999 financial statements. Our auditors' report dated January 28, 1999, on the 1998 consolidated financial statements contained an unqualified opinion.

3. As explained in Note 1, after authorization of the Bank of Spain, in 1999 the Bank recorded an allowance, with a charge of Ptas. 25,972 million to unrestricted reserves and recording the related prepaid tax of Ptas. 10,944 million, to cover the commitments to employees who took early retirement in that year.

4. In our opinion, the 1999 consolidated financial statements referred to above present, in all material respects, a true and fair view of the consolidated net worth and financial position of the Banco Español de Crédito Group as of December 31, 1999, and of the consolidated results of its operations and of the consolidated funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying management report for 1999 contains the explanations which the directors of the Bank consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 1999. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

ARTHUR ANDERSEN

José Luis Palao

January 28, 2000

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid, Tomo 3190, Libro 0, Folio 1, Sec. 8, Hoja M-54414, Inscrip. 1.ª

Domicilio Social:
Raimundo Fdez. Villaverde, 65, 28003 Madrid
Código de Identificación Fiscal D-79104469

Inscrita en el Registro Oficial de Auditores de Cuentas (ROAC)
Inscrita en el Registro de Economistas Auditores (REA)

Banco Español de Crédito, S.A. and companies composing together with the bank, the Banco Español de Crédito Group.
Translation of a report and consolidated statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 33). In the event of a discrepancy, the Spanish-language version prevails.

Consolidated Balance Sheets

as of december 31, 1999 y 1998 (notas 1, 2, 3 and 4)

Millions of pesetas	1999	1998 (*)
Assets		
CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:		
Cash on hand	33,521	24,809
Cash at Bank of Spain	129,795	30,534
Cash at other central banks	60	14
	163,376	55,357
GOVERNMENT DEBT SECURITIES (Note 5)	1,069,114	884,179
DUE FROM CREDIT ENTITIES (Note 6):		
Demand deposits	52,016	35,475
Other	1,443,339	1,712,164
	1,495,355	1,747,639
LOANS AND DISCONUNTS (Note 7)	3,087,097	2,732,211
DEBENTURES AND OTHER FIXED-INCOME SECURITIES (Note 8)	247,124	131,190
COMMON STOCKS AND OTHER EQUITY SECURITIES(Note 9)	43,873	28,274
SHAREHOLDINGS IN NON-GROUP COMPANIES (Note 10)	1,434	4,235
SHAREHOLDINGS IN GROUP COMPANIES (Note 11)	77,222	73,882
INTANGIBLE ASSETS (Note 12):		
Incorporation and start-up expenses	—	2
Other deferred charges	2,283	397
	2,283	399
GOODWILL IN CONSOLIDATION (Note 22):		
Companies carried by the global integration method	885	1,049
Companies carried by the equity method	53	334
	938	1,383
PROPERTY AND EQUIPMENT (Note 13):		
Land and buildings for own use	52,622	59,183
Other property	52,010	86,255
Furniture, installations and other	61,168	66,382
	165,800	211,820
CAPITAL SUBSCRIBED BUT NOT PAID	—	—
TREASURY STOCK (Note 23)	—	—
OTHER ASSETS (Note 14)	172,598	139,166
ACCRUAL ACCOUNTS (Note 15)	91,648	93,855
LOSSES AT CONSOLIDATED COMPANIES (Note 24)	31,468	37,147
CONSOLIDATED LOSS FOR THE YEAR	—	—
TOTAL ASSETS	**6,649,330**	**6,140,737**
MEMORANDUM ACCOUNTS (Note 26)	1,960,455	1,436,262

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 33 and Exhibits I, II, III and IV are an integral part of the consolidated balance sheet as of December 31, 1999.

238

Banco Español de Crédito, S.A. and companies composing together with the bank, the Banco Español de Crédito Group.
...report and consolidated statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in ... In the event of a discrepancy, the Spanish-language version prevails.

Consolidated Balance Sheets

As of december 31, 1999 y 1998 (notes 1, 2, 3 and 4)

Millions of pesetas

Liabilities and Equity	1999	1998 (*)
DUE TO CREDIT ENTITIES (Note 16):		
Demand	12,585	67,463
Other deposits	2,007,933	1,671,926
	2,020,518	1,739,389
CUSTOMER FUNDS (Note 17):		
Savings deposits-		
Demand	1,568,162	1,497,647
Time	1,146,478	978,168
Other deposits-		
Demand	—	6,146
Time	907,137	1,070,507
	3,621,777	3,552,468
MARKETABLE DEBTS SECURITIES (Note 19):		
Bonds and debentures outstanding	113,584	83,816
Promissory notes and other securities	11,439	—
	125,023	83,816
OTHER LIABILITIES (Note 18)	245,537	139,096
ACCRUAL ACCOUNTS (Note 15)	71,265	69,382
PROVISIONS FOR CONTINGENCES AND EXPENSES (Note 20):		
Pension allowance	47,624	44,182
Provision for taxes	—	—
Other provisions	46,830	73,724
	94,454	117,906
GENERAL RISK ALLOWANCE	—	—
NEGATIVE DIFFERENCE IN CONSOLIDATION (Note 22)	1,493	1,119
CONSOLIDATED INCOME FOR THE YEAR (Note 24):		
Group	50,357	40,198
Minority interests	1,848	1,504
	52,205	41,702
SUBORDINATED DEBT (Note 21)	105,031	95,009
MINORITY INTERESTS (Note 22)	16,044	13,482
CAPITAL STOCK (Note 23)	244,651	245,064
ADDITIONAL PAIN-IN CAPITAL	—	—
RESERVES (Note 24)	35,605	34,136
RESERVES AT CONSOLIDATED COMPANIES (Note 24)	15,727	8,168
TOTAL LIABILITIES AND EQUITY	6,649,330	6,140,737

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 33 and Exhibits I, II, III and IV are an integral part of the consolidated balance sheet as of December 31, 1999.

Banco Español de Crédito, S.A. and companies composing together with the bank, the Banco Español de Crédito Group.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 33). In the event of a discrepancy, the Spanish-language version prevails.

Consolidated Statements

of income for the years ended december 31, 1999 and 1998 (notes 1, 2, 3 and 4)

(Currency - Millions of Spanish Pesetas)	(Debit) Credit 1999	1998 (*)
INTEREST AND SIMILAR REVENUES (Note 30):	275,655	326,301
Of which: fixed-income securities	75,857	80,570
INTEREST AND SIMILAR EXPENSES (Note 30)	(133,532)	(181,934)
INCOME FROM EQUITY SECURITIES (Note 30):		
Common stocks and other equity securities	553	346
Shareholdings in non-Group companies	131	208
Shareholdings in Group companies	4,244	339
	4,928	893
NET INTEREST REVENUE	**147,051**	**145,260**
FEES COLLECTED (Note 30)	77,828	66,519
FEES PAID	(13,611)	(9,603)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS (Note 30)	915	6,694
NET ORDINARY REVENUE	**212,183**	**208,870**
OTHER OPERATING REVENUES	2,883	4,371
GENERAL ADMINISTRATIVE EXPENSES:		
Personnel expenses (Note 30)	(94,188)	(101,140)
Of which:		
Wages and salaries	(71,880)	(74,681)
Employee welfare expenses	(18,054)	(19,575)
Of which: Pensions	(960)	(1,044)
Other administrative expenses (Note 30)	(30,670)	(29,689)
	(124,858)	(130,829)
DEPRECIATION, AMORTIZATION AND WRITE-DOWN OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (Notes 12 and 13)	(13,075)	(14,116)
OTHER OPERATING EXPENSES	(5,957)	(6,121)
NET OPERATING REVENUE	**71,176**	**62,175**

(continue)

(Currency: Millions of Spanish Pesetas)	(Debit) Credit 1999	1998 (*)
NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD:		
Equity in income of companies carried by the equity method	9,834	4,608
Equity in losses of companies carried by the equity method	(605)	(947)
Value adjustments for collection of dividends	(4,309)	(547)
	4,920	3,114
AMORTIZATION OF GOODWILL IN CONSOLIDATION (Note 22)	(445)	(451)
GAINS ON GROUP TRANSACTIONS:		
Gains on disposal of shareholdings in companies consolidated by the global integration method	1	6
Gains on disposal of shareholdings in companies carried by the equity method	9,661	465
Gains on transactions involving controlling company shares and Group financial liabilities	—	78
Reversal of negative differences in consolidation	—	—
	9,662	549
LOSSES ON GROUP TRANSACTIONS:		
Losses on disposal of shareholdings in companies consolidated by the global integration method	—	—
Losses on disposal of shareholdings in companies carried by the equity method	(1,226)	—
Losses on transactions involving controlling company shares and Group financial liabilities	—	—
	(1,226)	—
WRITE-OFFS AND CREDIT LOSS PROVISIONS (net) (Note 7)	(8,928)	(15,585)
WRITE-DOWN OF LONG-TERM FINANCIAL INVESTMENTS (net)	(658)	(1,095)
PROVISION TO GENERAL RISK ALLOWANCE	—	—
EXTRAORDINARY INCOME (Note 30)	14,390	17,165
EXTRAORDINARY LOSSES (Note 30)	(32,458)	(23,482)
INCOME BEFORE TAXES	**56,433**	**42,390**
CORPORATE INCOME TAX (Note 25)	(3,904)	(688)
OTHER TAXES	(324)	—
CONSOLIDATED INCOME FOR THE YEAR	**52,205**	**41,702**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 24)	1,848	1,504
INCOME ATTRIBUTED TO THE GROUP	50,357	40,198

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 33 and Exhibits I, II, III and IV are an integral part of the consolidated statement of income for the year ended December 31, 1999.

Notes to consolidated financial statements for the year ended

December 31, 1999

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 33). In the event of a discrepancy, the Spanish-language version prevails.

(1) Basis of presentation of the consolidated financial statements, consolidation principles, determination of net worth, charge to reserves and comparative information

Basis of presentation of the consolidated financial statements-

The consolidated financial statements of Banco Español de Crédito, S.A. («the Bank») and companies composing, together with the Bank, the Banco Español de Crédito Group («the Group») are presented in the formats stipulated by Bank of Spain Circular 4/1991 and successive amendments thereto and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations.

These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the dependent companies which, together with the Bank, compose the Group, and include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria applied by certain consolidated companies, mainly the companies abroad, with those applied by the Bank (see Note 2).

The consolidated financial statements of the Group for the year ended December 31, 1999, which were prepared by the Bank's directors, have not yet been approved by the Shareholders' Meeting. However, it is considered that these consolidated financial statements will be approved without changes.

In 1995 and 1996, the former directors of the Bank, who had been replaced by decision of the Bank of Spain's Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the Shareholders' Meetings in 1994 and 1995 approving, inter alia, the Bank's financial restructuring plan and the 1993 and 1994 financial statements of the Bank and the Group. In 1996 and 1998 court decisions rejected the claims filed challenging the legality of the resolutions adopted by the Bank's Shareholders' Meetings approving the financial restructuring plan and the 1993 financial statements, respectively; these decisions were subsequently appealed by the plaintiffs. The claim filed against the approval

of the 1994 financial statements has not yet been settled. Additionally, claims were filed in 1998 and 1999 challenging certain resolutions adopted by the Shareholders' Meetings in 1997 and 1998 approving, inter alia, the 1996 and 1997 financial statements of the Bank and the Group. These claims are still pending a court decision. The Bank's directors and legal advisers consider that these claims will not have any effect.

The consolidated financial statements were prepared by applying the accounting principles and valuation methods described in Note 2. All obligatory accounting principles and valuation methods with a significant effect on the consolidated financial statements were applied in preparing them.

The 1998 data included in these notes to consolidated financial statements are presented solely for comparison purposes.

Consolidation principles-

In accordance with Bank of Spain Circulars 4/1991 and 5/1993, the Group is defined as including all the companies which are directly and/or indirectly 20% or more owned by the Bank, engage in business activities directly relating to those of the Bank and, together with the Bank, constitute a decision-making unit. Exhibit I lists the dependent companies composing the Group as of December 31, 1999, showing the percentage of direct and indirect ownership by the Bank at that date and other relevant data.

The dependent companies listed in Exhibit I were consolidated by the global integration method, except for BSCH Gestión S.G.I.I.C., S.A., which is 20% owned by the Group and was consolidated by the proportional integration method. All material accounts and transactions between these companies and between them and the Bank were eliminated in consolidation. The equity of third parties in the Group's net worth is presented under the «Minority Interests» (see Note 22) and «Consolidated Income for the Year - Minority Interests» captions in the accompanying consolidated balance sheets.

Other investments-

As of December 31, 1999, the Bank had direct and/or indirect holdings of more than 20% in the capital stock of other companies (see Exhibits II and III). As required by Bank of Spain Circular 4/1991 and subsequent amendments, the Bank valued these holdings in its consolidated financial statements by the equity method, since due to their activity or to the fact that the Bank does not control these holdings, they were not consolidated by the global integration method.

The remaining equity investments are presented in the accompanying consolidated balance sheet in accordance with the methods described in Note 2-e.

The salient variations and matters in the Group in 1999 were as follows:

1. Dissolution without liquidation and overall transfer of the assets and liabilities of Inmobiliaria Centro Levante, S.A. to its sole shareholder Banco Español de Crédito, S.A. (in December 1999).
2. Dissolution without liquidation and overall transfer of the assets and liabilities of Golf del Sur, S.A. to its sole shareholder, Herrar, S.A. (currently Grupo Golf del Sur, S.A.), which since then (January 1999) has been carried by the equity method.
3. Sale to non-Group companies of the 100% holding in Isolux Wat, S.A., in June 1999.
4. Banesto Fondos S.G.I.I.C., S.A. was absorbed, effective May 1999, by BSCH Gestión S.G.I.I.C., S.A. and as a result of this transaction, the Group received 20% of the capital stock of the absorbing company in exchange for the Bank's 100% holding in the capital stock of the absorbed entity.
5. Dissolution without liquidation and overall transfer of the assets and liabilities of Invacor, S.A. and of Quash, S.A. to their sole shareholder, Corporación Industrial y Fianciera de Banesto, S.A. (in June 1999).
6. Dissolution without liquidation and overall transfer of the assets and liabilities of Sodepro Inmobiliaria, S.A. and of Corporación Sodepro, S.L. to their sole shareholder, Sodepro, S.A. (in June 1999).
7. Merger of Conjunto Residencial Alcudia, S.A. into A.G. Activos y Participaciones, S.A. (AGAPSA) in December 1999, from when AGAPSA has been carried by the equity method.
8. Sale to non-Group companies of the 100% holding in Balneario de Carratraca, S.A., in February 1999.
9. Sale to non-Group companies of the 100% holding in Manilva Beach, S.A., in April 1999.
10. Sale to non-Group companies of the 3.2% holding in Sistemas 4B, S.A., in July 1999.
11. Sale to non-Group companies of the 23.7% holding in Semat, S.A., in June 1999.
12. Purchase, in January 1999, of a 100% holding in Diseño e Instalación de Redes y Telecomunicaciones, S.A., a Banco Santander Central Hispano Group company.

A tender offer for 1.4% of the capital stock of Corporación Industrial y Financiera de Banesto, S.A., decided by the Special Shareholders' Meeting of this company on September 27, 1999, and oriented towards the subsequent suspension of trading of its shares, was pending approval by the Spanish National Securities Market Commission (CNMVA) as of December 31, 1999. It is considered that this approval will be obtained imminently.

In accordance with standard practice, the consolidated financial statements do not include the tax effect of transferring to the Bank the accumulated reserves and retained earnings of the other consolidated companies and the holdings carried by the equity method, since it is considered that no funds will be transferred and that these funds will be used as self-financing resources at each of these companies. In any case, this effect would not be material.

At the end of 1999, no consolidated company owned shares issued by the Bank.

Determination of net worth-

As a result of application of the current regulations for the presentation of the financial statements of credit entities, in evaluating the net worth of the Group as of December 31, 1999 and 1998, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

Millions of Pesetas	1999	1998
Capital stock (Note 23)	244,651	245,064
Reserves (Note 24)	35,605	34,136
Reserves at consolidated companies (Note 24)	15,727	8,168
Losses at consolidated companies (Note 24)	(31,468)	(37,147)
Consolidated income for the year - Group	50,357	40,198
Net worth per books at year-end	**314,872**	**290,419**

The Bank at individual level and the consolidated Group of which the Bank is the controlling company are required to maintain minimum computable equity on the basis of their risk assets and commitments. As of December 31, 1999, the computable equity of the Bank and the Group exceeded the requirements of the currently applicable regulations.

Charge to reserves-

Pursuant to Rule 13.4 of Bank of Spain Circular 2/1999 and after express authorization of the Bank of Spain, in 1999 the Bank completed, with a charge to unrestricted reserves, all the commitments accruing to employees who took early retirement in that year up to the date of effective retirement (see Note 2-j). The charge to reserves —amounting to Ptas. 25,972 million, net of the tax effect arising from the timing differences applicable to the actuarial commitments which amount to Ptas. 10,944 million (see Note 24)—was approved by the Shareholders' Meetings of the Bank on February 16, 1999 and August 2, 1999.

Comparative information-

Bank of Spain Circular 7/1998 introduced certain amendments to Bank of Spain Circular 4/1991 in connection, inter alia, with the introduction of the euro as the official currency and the full integration of Spain in the European Union.

The adoption of the euro as the official currency effective January 1, 1999, and the integration of Spain in the Monetary Union from the outset, gave rise to a

redefinition of the meaning of national currency and foreign currency. Since January 1, 1999, the currency of the national monetary system is the euro, as defined in Council Regulation 974/98/EC dated May 3, 1998. The euro fully and uninterruptedly succeeds the peseta as the currency of the national monetary system. The monetary unit and unit of account of the system is the euro.

As a result of application of the aforementioned Circular, and for presentation purposes, the details by currency as of December 31, 1999, make a distinction between national currency and foreign currency. For this purpose, national currency includes pesetas and the monetary units of the other EMU countries. As of December 31, 1998, national currency includes only the balances denominated in pesetas, and the monetary units of the other EMU countries are included as foreign currency (see Notes 6, 7, 8, 9, 11, 15 and 16).

The effect of the entry into force of Bank of Spain Circular 7/1998 on the Group's 1999 financial statements was basically the transfer of the balances of the "Special Allowance for Other Assets" and "Allowance for Income Lock-in" accounts in the "Provisions for Contingencies and Expenses – Other Provisions" caption on the liability side of the consolidated balance sheet, amounting to Ptas. 28,019 million and 2,164 million, respectively, to the "Other Assets" and "Other Liabilities" captions, respectively, in the accompanying consolidated balance sheet (see Notes 14, 18 and 20), and the transfer of the balances of the "Checks Drawn on Credit Entities" and "Collection Accounts" accounts in the "Due to Credit Entities" and "Customer Funds" captions on the liability side of the balance sheet, amounting to Ptas. 16,465 million and Ptas. 55,831 million, respectively, to the "Other Assets" and "Other Liabilities" captions, respectively, in the accompanying consolidated balance sheet (see Notes 14 and 18).

(2) Accounting policies and valuation methods

The main accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a) Recognition of revenues and expenses-

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months.

In accordance with the accounting principle of prudence and Bank of Spain regulations, the interest on nonperforming, disputed or doubtful loans, including interest subject to country-risk, is not recognized as revenues until it is realized.

b) Foreign currency transactions-

The balances denominated in foreign currencies were translated to pesetas at the official average («fixing») 1999 year-end exchange rates in the Spanish spot foreign currency market, except for:

1. The balances in currencies not officially traded in Spain, which were translated to pesetas basically through the U.S. dollar, using the local currency/U.S. dollar exchange rate ruling in the respective country and subsequently translating the amount in dollars so obtained to pesetas at the official Spanish 1999 year-end U.S. dollar exchange rate.
2. The income statements of the consolidated companies abroad were translated at the average 1999 exchange rates.
3. The balances arising from nonhedging forward foreign currency/foreign currency and foreign currency/peseta purchase and sale transactions, which were translated to pesetas using the exchange rates published by the Bank of Spain for this purpose. The exchange differences disclosed were recorded under the «Gains (Losses) on Financial Transactions» caption in the consolidated statement of income.
4. The balances arising from hedging forward foreign currency/foreign currency and foreign currency/peseta purchase and sale transactions, which were translated to pesetas at the 1999 year-end exchange rates prevailing in the spot currency market. The premium/discount arising between the contract exchange rate for forward transactions and the exchange rate for the spot transactions hedging them is accrued over the useful life of the forward transaction, with a balancing entry in the statement of income, and is recorded as an adjustment to hedging expenses or revenues.

The amounts of capital assigned to the Bank's branches abroad are funded in foreign currencies and, accordingly, the exchange differences arising from these investments are offset by the exchange differences arising on the related financing.

The exchange differences arising in translation to pesetas of the balance sheets of the consolidated companies abroad are recorded under the «Reserves at Consolidated Companies» caption in the consolidated balance sheet, net of the portion of the differences relating to minority interests. The amount recorded in this connection was Ptas. 5 million at 1999 year-end (see Note 24).

As of December 31, 1999, the equivalent peseta value of asset and liability items denominated in foreign currencies amounted to Ptas. 640,814 million and Ptas. 652,741 million, respectively.

From December 31, 1998, the balances in currencies of the other EMU countries are first translated to euros at the fixed conversion rate published on December 31, 1998, and the resulting amount is subsequently translated to pesetas at the aforementioned fixed rate.

c) Loans and discounts, other receivables and credit loss allowance–

Accounts receivable, which are basically reflected under the «Loans and Discounts» and «Due from Credit Entities» captions on the asset side of the consolidated balance sheet, are recorded at the effective amounts advanced to or drawn by the debtors, except for assets at a discount with initial maturity in up to 12 months, which are reflected at face value, the difference between this amount and the amount drawn being recorded under accrual accounts.

The «Credit Loss Allowance» is intended to cover the losses, if any, which might arise in the full recovery of all lending transactions, and of the related accumulated interest receivable, arranged by the Group.

The «Credit Loss Allowance» was calculated as follows:

1. Risks in Spain and abroad, excluding country-risk: on a case-by-case basis, in accordance with Bank of Spain Circular 4/1991. Also, in accordance with Bank of Spain regulations, an additional general-purpose allowance equal to 1% of the loans, private-sector fixed-income securities, off-balance-sheet risks, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for mortgage loans for completed housing units, office buildings and multi-purpose premises, and farms) has been set up to cover risks not specifically identified but which might arise in the future.
2. Country-risk: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced in each country.

The «Credit Loss Allowance» is presented as a reduction of the balance of the «Loans and Discounts» and "Due from Credit Entities" captions in the consolidated balance sheet, except for the allowance to cover the losses, if any, that may arise from the Group's off-balance-sheet risks, which is included under the «Provisions for Contingencies and Expenses - Other Provisions» caption in the consolidated balance sheet (see Notes 6, 7 and 20).

The credit loss allowance is increased by provisions charged to period income and is decreased by definitive chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans) and, if appropriate, by reversals of previously recorded provisions (see Note 7).

Bank of Spain Circular 9/1999, which will enter into force on July 1, 2000, modified, among other things, the regulations on the recording of the credit loss allowance, particularly through the creation of an allowance for the statistical coverage of credit losses. The amount of this new allowance, which will be recorded by charging each year in the statement of income the estimated total unrealized credit loss on the portfolios of similar risk assets, will be up to three times the sum of the products obtained by multiplying the amounts of the various credit risk categories by the related coefficients set for this purpose. It is considered that the effect of this Circular will not be material.

d) Government debt securities, debentures and other fixed-income securities-

The securities composing the Group's fixed-income securities portfolio as of December 31, 1999, have been classified as follows:

1. The securities assigned to the trading portfolio, which consists of securities held for the purpose of obtaining gains at short term, are stated at their year-end market price or, in the absence thereof, at the market price on the last market day preceding that date.
2. The securities assigned to the held-to-maturity investment portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capability to do so, are stated, pursuant to Bank of Spain instructions, at adjusted acquisition price. The acquisition price is adjusted daily by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition price over the residual life of the security.
3. The securities assigned to the ordinary investment portfolio (which consists of the securities not assigned to either of the two portfolios described above) are stated at the lower of adjusted acquisition price, as defined in paragraph 2 above, or market value. The market value of listed securities in this portfolio was deemed to be the market price on the last day of trading in 1999 and that of unlisted securities to be the discounted present value, at the market interest rates prevailing on that date, of future financial flows arising from the securities. The unrealized losses, if any, arising from comparison of the adjusted acquisition price and the market value are charged to accrual accounts. Unrealized gains are not recorded for accounting purposes.

   The unrealized losses on securities sold to third parties under repurchase agreement are only written off in respect of the proportional part of the period from the expected repurchase date to the maturity date.

   In the event of disposal of these securities, the losses with respect to the adjusted acquisition price are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

The net unrealized gain between the adjusted acquisition price and the market value of the securities included under the «Government Debt Securities» and «Debentures and Other Fixed-Income Securities» captions amounted to Ptas. 26,937 million and Ptas. 236 million, respectively, as of December 31, 1999 (see Notes 5 and 8).

e) Equity securities-

Equity securities are individually valued at the lower of acquisition cost, revalued where appropriate pursuant to the applicable enabling legislation, or market value at year-end; however, as indicated in Note 1, the Group's holdings of more than 20% in the capital stock of unlisted nonconsolidated entities and of more than 3% in the capital stock of listed nonconsolidated entities are recorded at the fraction of the net worth of the subsidiary or associated company represented by such holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the valuation date.

The market value of the other equity securities was determined as follows:

1. Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.
2. Unlisted securities: underlying book value of the holding per each investee's latest available financial statements (unaudited in some cases) considering the unrealized gains, if any, existing at the time of acquisition and still existing at the time of valuation.

The unrealized losses disclosed by application of the foregoing valuation methods are covered by the security price fluctuation allowance, which is reflected as a reduction of the balances of the related captions on the asset side of the accompanying consolidated balance sheets (see Notes 9, 10 and 11) and by other provisions (see Note 20). The major shareholdings as of December 31, 1999, are listed in Exhibits II and III.

f) Intangible assets-

Incorporation and start-up expenses are recorded at cost, net of accumulated amortization. These expenses basically represent lawyers' fees and public deed execution and registration expenses and are amortized on a straight-line basis over five years.

The deferred charges relate to software expenses, which are amortized on a straight-line basis over a maximum period of three years, to capital increase expenses, which are amortized over a maximum period of five years and to goodwill arising from the acquisition by the Bank in 1999 of 16 branch offices from Banco Santander Central Hispano, S.A, which will be amortized over a maximum period of 20 years. During this period, the branch offices acquired will foreseeably generate revenues exceeding the unamortized balance as of December 31, 1999, which amounted to Ptas. 1,789 million (see Note 29).

The amortization charged to consolidated income in 1999 in this connection amounted to Ptas. 236 million (see Note 12).

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g) Goodwill in consolidation and negative differences in consolidation-

These captions in the consolidated balance sheet reflect the asset and liability consolidation differences, respectively, which arose on the acquisition of holdings in dependent and associated companies. As required by Bank of Spain regulations, the unrealized gains, if any, on the property and equipment of each of the dependent and associated companies were taken into account in calculating goodwill.

This goodwill is amortized on a straight-line basis over ten years, on the basis of the nature of the related investments, unless there are doubts as to their recovery, in which case they are written off immediately. It is considered that the companies which gave rise to goodwill (see Note 22) will, during the remaining amortization period of this goodwill, generate income exceeding the unamortized balances as of December 31, 1999.

The negative differences in consolidation are credited to income as and when unfavorable results are obtained at the company concerned, which were already expected at the date of acquisition of the holding, or when they relate to a realized gain.

h) Property and equipment-

Operating property and equipment-

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation (including the provisions of Royal Decree-Law 7/1996), net of the related accumulated depreciation (see Note 13).

Depreciation of property and equipment is provided by the straight-line method basically at the following annual rates based on the years of estimated useful life of the related assets:

	Annual Depreciation Rate
Buildings for own use	2.0%
Furniture and installations	7.5%
Office and data processing equipment	25.0%

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure-

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group's operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

The provisions recorded with a charge to the «Extraordinary Losses» caption in the consolidated statement of income are presented as a reduction of the balance of the «Property and Equipment - Other Property» caption (see Notes 13 and 30).

i) Treasury stock-

None of the Group companies held Bank shares as of December 31, 1999 and 1998. In 1999 a Group company acquired and sold 237 Bank shares, with a par value of €568.80. The acquisition price was €3,746.97 (Ptas. 623,443) and the sale price was €3,754.08 (Ptas. 624,626).

j) Pension plan-

Under the collective labor agreement currently in force, certain Spanish consolidated companies have undertaken to make payments to certain employees, or to their beneficiary rightholders, to supplement the social security benefits for retirement, permanent disability, death of spouse or death of parent.

A portion of these commitments is covered with in-house allowances and the remainder with policies arranged with insurance companies, one of which is Compañía Aseguradora Banesto Seguros, S.A., a nonconsolidable Group company.

The assumptions made in the actuarial studies conducted by independent actuaries to determine the pension commitments to serving and retired employees and for early retirements were, inter alia, the GRM/F-80 tables penalized by two years and an assumed annual interest rate equal to the return on the assets in which the insurance policies are invested through maturity of these assets and 4% for the periods in which the assumed annual interest rate is not tied to the specific return on certain investments, for all the recorded in-house allowances. Accordingly, current regulations on this matter are being complied with.

These actuarial studies were performed on an individual basis using the projected unit credit method. This method consists of the straight-line allocation of the estimated cost per employee based on the ratio of each employee's years of past service to his or her total expected years of service.

Following are the main amounts used in the aforementioned studies, as of the end of 1999 and 1998:

Millions of Pesetas	1999	1998
Discounted present value:		
Vested pensions of retired employees (*)	140,684	127,849
Accrued pensions of serving employees	40,958	40,819
Salary commitments to employees retired early	40,896	21,518
Total accrued commitments	**222,538**	**190,186**

(*) Including employees retired early.

1. Pension commitments to retired employees:
The discounted present value of the pension commitments to the Group's retired employees and of the pensions to be received by employees taking early retirement from the retirement date amounted to Ptas. 140,684 million as of December 31, 1999. Ptas. 4,773 million of this actuarial liability were covered by an in-house pension allowance, which is recorded under the "Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheet (see Note 20) and the remaining Ptas. 135,911 million by insurance policies arranged with insurance companies, one of them being Compañía Aseguradora Banesto Seguros, S.A.
Of the aforementioned insurance policies, those arranged with non-Group companies ensure future supplementary pension payments relating to pension commitments to retired employees through August 1, 1994. The pension commitments to retired employees after that date are covered by an insurance policy arranged with Compañía Aseguradora Banesto Seguros, S.A., except for those covered by the aforementioned in-house allowance.
2. Pension commitments to serving employees:
As of December 31, 1999, the discounted present value of the pension commitments to the Group's serving employees amounted to Ptas. 40,958 million. Ptas. 1,955 million of this actuarial liability were covered by an in-house pension allowance, which is recorded under the "Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheet (see Note 20) and the remaining Ptas. 39,003 million by insurance policies arranged with insurance companies, one of them being Compañía Aseguradora Banesto Seguros, S.A.
3. Early retirements:
a. Early retirements prior to 1999-
In 1998 and 1996 the Bank set up an allowance to cover the salary commitments to employees taking early retirement from the date of early retirement through the date of effective retirement. It recorded this allowance under the "Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheet and simultaneously recognized the prepaid tax relating to these salary commitments.

253

b. Early retirements in 1999-

In 1999, the Bank offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in 1999 the Bank recorded an allowance to cover the supplementary liabilities to employees taking early retirement and the salary commitments to these employees from the time of early retirement to the date of effective retirement.

This allowance was recorded, in accordance with the express authorization from the Bank of Spain dated July 27, 1999, and as approved by the Shareholders' Meetings of the Bank on February 16 and August 2, 1999, with a charge of Ptas. 25,972 million to unrestricted reserves and with a charge of Ptas. 10,944 million to a prepaid taxes account (see Notes 1, 24 and 25).

In 1999 the Bank arranged insurance policies with Compañía Aseguradora Banesto Seguros, S.A. (a nonconsolidable Banesto Group company) to ensure payment of the supplementary liabilities to the employees who took early retirement in 1999 and 1998. The premiums paid in this connection amounted to Ptas. 24,032 million.

Accordingly, the accompanying consolidated balance sheet only includes the salary commitment to these employees through the date of effective retirement, amounting to Ptas. 40,896 million, which are included under the "Provisions for Contingencies and Expenses – Pension Allowance" caption.

Provisions and payments-

The pension cost accrued by the Group in 1999 amounted to Ptas. 4,886 million, which are recorded under the "Interest and Similar Expenses", General Administrative Expenses – Personnel Expenses" and "Extraordinary Losses" captions in the accompanying consolidated statement of income (see Note 30).

Payments to pensioners amounting to Ptas. 18,885 million were made in 1999, of which Ptas. 11,046 million were paid with a charge to the Group's in-house allowance (see Note 20).

k) Futures transactions-

The Group uses futures instruments both to hedge its asset and liability positions and in other transactions (see Note 28).

These instruments include, inter alia, unmatured foreign currency purchase and sale transactions, unmatured security purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements (FRA's) and financial swaps (interest rate swaps —IRS's—, crosscurrency swaps and foreign currency swaps).

For the specific accounting treatment of foreign currency transactions, see Note 2-b.

Pursuant to Bank of Spain regulations, transactions involving these instruments must be recorded in memorandum accounts based on either the future rights and

254

commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group's net worth. Accordingly, these instruments' notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected and paid for options sold and purchased, respectively, must be recorded as an asset by the purchaser under the "Other Assets" caption (see Note 14) and as a liability by the writer under the "Other Liabilities" caption (see Note 18) in the consolidated balance sheet.

Transactions aimed at eliminating or significantly reducing currency, interest rate or market risks on asset and liability positions or on other transactions were treated as hedging transactions. The gains or losses arising on these hedging transactions were accrued symmetrically to the revenues or expenses arising from the hedged items.

Nonhedging transactions arranged on organized markets, also called trading transactions, were valued at market price, and market price variances were recorded in full in the consolidated statement of income. The credit risk on these transactions is minimized in organized markets.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in the consolidated statement of income until they are effectively settled. However, provisions were recorded with a charge to income for potential net losses, if any, on each type of risk disclosed by valuations of positions as of December 31, 1999. The types of risks considered for these purposes are interest rate, underlying asset price and currency risks.

As of December 31, 1998, futures transactions to hedge the currency risk between national monetary units of the EMU countries were retired from memorandum accounts. The amounts receivable or payable in connection with these transactions were recorded, unoffset, under the "Other Assets" or "Other Liabilities" captions, as appropriate, in the consolidated balance sheet at that date. The discounted present value of these amounts in nonhedging transactions is allocated to the consolidated statement of income and the remainder is generally accrued through the contracted maturity date of the transactions. The amounts receivable or payable in this connection in hedging transactions are allocated to the consolidated statement of income symmetrically to the gains or losses arising from the hedged items and are recorded under the "Other Assets" and "Other Liabilities" captions in the consolidated balance sheet, as appropriate.

l) Termination indemnities-

Under current Spanish labor legislation, employers are required to make indemnity payments to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

m) Corporate income tax-

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Permanent differences are defined as differences between the taxable income and the income per books before taxes that do not revert in subsequent years.

However, in accordance with the principle of prudence, timing differences giving rise to a deferred tax asset are not recorded in the accounts and are treated, for all effects and purposes, as permanent differences, except for the discounted present value of the provisions to the pension allowance for the portion relating to payments expected to be made to pensioners in a maximum period of ten years and to the allowance for early retirements (see Note 2-j).

The tax credit for the tax losses of 1996, 1994 and 1993, which under current legislation qualify for carryforward for offset against future income under certain conditions, has not been recognized as an asset, also in accordance with the principle of prudence.

Also in accordance with the principle of prudence, the unused double taxation and investment tax credits earned in prior years have not been taken (see Note 24). Entitlement to these tax credits is conditional upon compliance with the regulatorily stipulated requirements.

(3) Banco Español de Crédito, S.A.

The individual financial statements of the Group's parent company, Banco Español de Crédito, S.A. («the Bank»), represented substantially all the Group's consolidated assets and 87.5% of its consolidated income as of December 31, 1999. The Bank's individual financial statements were prepared basically in accordance with the accounting principles and methods described in Note 2.

As of December 31, 1999, the Bank conducted its business in Spain through 1,997 branch offices located throughout Spain and had a controlling interest in a finance group which provides services in the fields of financing, factoring, capital markets, etc. At that date, the Bank had no agents to which Bank of Spain Circular 5/1995 was applicable. As an additional support for its international activities, the Bank also has three branches abroad and controls certain finance entities which operate exclusively outside Spain.

The Bank's summarized balance sheets as of December 31, 1999 and 1998, and statements of income and of changes in financial position for the years then ended are as follows:

Banco Español de Crédito, S.A.

Summarized Balance Sheets

as of december 31, 1999 and 1998

Millions of Pesetas	1999	1998
ASSETS:		
Cash on hand and on deposit at central banks	155,356	53,512
Government debt securities	1,049,070	873,692
Due from credit entities	1,576,331	1,795,177
Loans and discounts	2,979,550	2,636,219
Debentures and other fixed-income securities	556,995	131,096
Common stocks and other equity securities	7,527	2,523
Shareholdings in non-Group companies	536	311
Shareholdings in Group companies	95,254	89,751
Intangible assets	1,789	—
Property and equipment-	150,414	176,977
Other assets	126,815	139,830
Accrual accounts	99,155	94,657
Total assets	**6,798,792**	**5,993,745**
Memorandum accounts	**1,936,827**	**1,424,712**

Millions of Pesetas	1999	1998
LIABILITIES AND EQUITY:		
Due to credit entities	2,419,788	1,780,479
Customer funds	3,620,039	3,532,092
Marketable debt securities	—	—
Other liabilities	183,960	132,251
Accrual accounts	69,288	65,923
Provisions for contingencies and expenses	91,656	97,060
Income for the year	44,071	35,144
Subordinated debt	105,031	95,009
Capital stock	244,651	245,064
Reserves	20,308	10,723
Total liabilities and equity	**6,798,792**	**5,993,745**

258

Banco Español de Crédito, S.A.

Summarized Statements of Income

for the years ended december 31, 1999 and 1998

Millions of Pesetas	1999	1998
Interest and similar revenues	270,250	319,284
Interest and similar expenses	(134,207)	(180,786)
Income from equity securities	17,596	1,336
Net interest revenue	**153,639**	**139,834**
Fees collected	62,836	56,178
Fees paid	(9,016)	(8,884)
Gains (losses) on financial transactions	446	4,871
Net ordinary revenue	**207,905**	**191,999**
Other operating revenues	1,574	5,405
General administrative expenses	(115,750)	(122,151)
Depreciation, amortization and write-down of property and equipment and intangible assets	(11,978)	(11,816)
Other operating expenses	(5,835)	(4,890)
Net operating revenue	**75,916**	**58,547**
Write-offs and credit loss provisions (net)	(9,587)	(15,804)
Write-down of long-term financial investments (net)	4,533	469
Extraordinary income	19,352	6,886
Extraordinary loss	(42,559)	(14,266)
Income before taxes	**47,655**	**35,832**
Corporate income tax and other taxes	(3,584)	(688)
Income for the year	**44,071**	**35,144**

Banco Español de Crédito, S.A.

Statements of Changes in Financial Position

for the years ended december 31, 1999 and 1998

Millions of Pesetas	1999	1998 (*)
Source of funds:		
From operations-		
Income for the year	44,071	35,144
Net provisions to special provisions and allowances	51,582	23,465
Direct write-down of assets	521	944
Period depreciation and amortization	11,978	11,816
Gains on the sale of treasury stock, shareholdings and fixed assets	(6,233)	(3,409)
Losses on the sale of treasury stock, shareholdings and fixed assets	4,701	5,929
	106,620	**73,889**
Net variation in borrowed funds and lending-		
Subordinated debt securities issued	10,022	—
Lending, less financing, at Bank of Spain and credit entities	756,311	—
Fixed-income securities	—	32,141
Short-term equity securities	—	466
Deposits	87,947	232,450
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	7,712	2,184
Sale of property and equipment and intangible assets	13,306	4,682
	875,298	**271,923**
Total funds obtained	**981,918**	**345,812**
Application of funds:		
Lending, less financing, at Bank of Spain and credit entities	—	89,854
Loans and discounts	353,929	222,049
Debt securities	—	4,719
Subordinated debt securities matured	—	9,762
Fixed-income securities	609,146	—
Short-term equity securities	5,022	—
Acquisition of long-term investments-		
Acquisition of, and increases in, shareholdings in Group and associated companies	6,867	1,433
Additions to property and equipment and intangible assets	14,058	18,215
Other asset items less liability items (net variation)	(7,104)	(220)
Total funds applied	**981,918**	**345,812**

(*) Presented for comparison purposes only.

(4) Distribution of the bank's income

The Board of Directors will propose to the Shareholders' Meeting that the Bank's 1999 net income be distributed as follows:

	Millions of Pesetas
Net income	**44,071**
Distribution to:	
Legal reserve	4,407
Voluntary reserves	39,664
	44,071

(5) Government debt securities

The detail of the balances of this caption in the consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
Bank of Spain certificates of deposit	37,214	71,512
Fixed-income securities:		
Trading portfolio	44,370	36,990
Ordinary investment portfolio	343,746	258,053
Held-to-maturity investment portfolio	643,784	517,624
	1,031,900	812,667
	1,069,114	**884,179**

In compliance with Bank of Spain Circular 2/1990 regulating the cash ratio of financial intermediaries, in 1990 the Group acquired certificates of deposit issued by the Bank of Spain amounting to Ptas. 232,392 million. These assets mature semiannually from March 1993 to September 2000 and earn annual interest at 6%.

The breakdown of the balances of the «Fixed-Income Securities" caption in the foregoing detail is as follows:

Millions of Pesetas	1999	1998
Trading portfolio-		
Treasury bills	—	21
Other listed securities traded under the book-entry trading system	44,370	36,969
	44,370	**36,990**
Ordinary investment portfolio-		
Treasury bills	239,910	173,116
Other listed securities traded under the book-entry trading system	103,836	84,937
	343,746	**258,053**
Held-to-maturity investment portfolio-		
Other listed securities traded under the book-entry trading system	643,784	517,624
	643,784	**517,624**

There were no variations in the "Security Price Fluctuation Allowance" account in 1999 and 1998.

The average annual interest rate on the Treasury bills in 1999 was 3.0% (4% in 1998). The balances of the «Other Listed Securities Traded under the Book-Entry Trading System" account in the foregoing detail reflect debentures, bonds and government debt securities. The average annual interest rate on these securities in 1999 was 7.8% (8.4% in 1998). Ptas. 2,210,209 million of the foregoing assets, of the Bank of Spain certificates and of the assets acquired under resale agreement, which are recorded under the «Due from Credit Entities» (see Note 6) and «Loans and Discounts» (see Note 7) captions in the consolidated balance sheet, had been sold to the Bank of Spain, to other financial intermediaries and to customers, and, accordingly, this amount is included under the «Due to Credit Entities - Other Deposits» (see Note 16) and «Customer Funds» (see Note 17) captions in the consolidated balance sheet.

Ptas. 399 million were transferred from the trading portfolio to the ordinary investment portfolio in 1999, at the market price at the transfer date, net of the accrued interest. Also, ordinary investment securities were sold for Ptas. 717,187 million, at a loss of Ptas. 2,005 million, which are recorded under the "Gains (Losses) on Financial Transactions" caption in the consolidated statement of income (see Note 30).

The detail of the variations in 1999 the ordinary investment portfolio and in the held-to-maturity investment portfolio is as follows:

Millions of Pesetas	Ordinary Investment Portfolio	Held-to-Maturity Investment Portfolio
Balances at January 1, 1999	258,053	517,624
Purchases and transfers	802,986	221,532
Sales and redemptions	(717,187)	(96,361)
Variation due to adjusted acquisition price (Note 2-d)	(106)	989
Balances at December 31, 1999	**343,746**	**643,784**

The detail of the book and market values of the balances of the «Fixed-Income Securities - Ordinary Investment Portfolio» and «Fixed-Income Securities - Held-to-Maturity Investment Portfolio» captions as of December 31, 1999, is as follows:

Millions of Pesetas	Book Value	Market Value
Fixed-income securities-		
Ordinary investment portfolio (*)	343,746	338,839
Held-to-maturity investment portfolio	643,784	675,628
	987,530	**1,014,467**

(*) The difference between the book value and the market value of the fixed-income securities in the ordinary investment portfolio is covered by the security price fluctuation allowance recorded with a charge to accrual accounts (see Note 2-d).

The breakdown, by maturity, of the balance of this caption as of December 31, 1999, is as follows:

	Maturity				
Millions of Pesetas	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Total
Bank of Spain certificates of deposit	18,159	19,055	—	—	37,214
Fixed-income securities-					
Trading portfolio	5,872	63	29,717	8,718	44,370
Ordinary investment portfolio	37,727	140,188	72,012	93,819	343,746
Held-to-maturity investment portfolio	160,321	—	272,641	210,822	643,784
	222,079	159,306	374,370	313,359	1,069,114

Government debt securities with a face value of Ptas. 36,647 million were securing certain own or third-party commitments as of December 31, 1999. A portion of these securities was securing loans granted to the Group by the Bank of Spain (see Note 16).

(6) Due from credit entities

The breakdown of the balances of this caption in the accompanying consolidated balance sheets, by currency and type, is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	1,154,191	1,114,916
In foreign currencies	341,164	632,723
	1,495,355	**1,747,639**
By type:		
Demand deposits-		
Current accounts and bills received for collection	1,134	17,774
Checks drawn on credit entities	—	17,701
Other accounts	50,882	—
	52,016	**35,475**
Other-		
Deposits at credit and finance entities	594,687	876,554
Assets acquired under resale agreement (Note 5)	672,011	599,551
Other accounts	176,751	236,219
	1,443,449	**1,712,324**
Less- Credit loss allowance	(110)	(160)
	1,495,355	**1,747,639**

The detail, by due date, of the balance as of December 31, 1999, of the «Due from Credit Entities - Other» (excluding «Other Accounts») caption in the foregoing table and of the average interest rates at 1999 year-end, is as follows:

Millions of Pesetas	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Total	Average Interest Rate at Year-End
Deposits at credit and finance entities	506,163	74,361	14,163	594,687	4.9%
Assets acquired under resale agreement	582,782	89,229	-	672,011	2.9%
	1,088,945	163,590	14,163	1,266,698	

(7) Loans and discounts

The detail of the balances of this caption in the accompanying consolidated balance sheets, by currency and borrower sector, is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	2,921,301	2,567,110
In foreign currencies	165,796	165,101
	3,087,097	**2,732,211**
By borrower sector:		
Public authorities	164,255	163,295
Other resident borrowers	2,816,420	2,419,533
Nonresident borrowers	183,858	235,590
Less- Credit loss allowance	(77,436)	(86,207)
	3,087,097	**2,732,211**

The detail of the balances of the «Nonresident Borrowers» account as of December 31, 1999 and 1998, by geographical area, is as follows:

Millions of Pesetas	1999	1998
Other EU countries	40,483	99,647
United States of America	13,353	15,169
Other OECD countries	5,157	3,034
Latin America	91,287	100,943
Other countries	33,578	16,797
	183,858	**235,590**

The detail, by maturity and by loan type and status, of the "Loans and Discounts" caption as of December 31, 1999 and 1998, disregarding the balance of the «Credit Loss Allowance» account, is as follows:

Millions of Pesetas	1999	1998
By maturity:		
Up to 3 months	969,535	945,480
3 months to 1 year	634,243	445,030
1 to 5 years	632,324	444,571
Over 5 years	928,431	983,337
	3,164,533	**2,818,418**
By loan type and status:		
Commercial bills	435,277	436,768
Secured loans	1,013,944	809,084
Assets acquired under resale agreement (Note 5)	204,363	181,446
Other term loans	1,279,529	1,158,081
Demand and other loans	110,857	106,727
Financial leases	74,987	64,238
Doubtful assets	45,576	62,074
	3,164,533	**2,818,418**

As of December 31, 1999, there were no loans for material amounts without fixed maturity dates.

In July 1999, the Bank securitized mortgage loans amounting to approximately Ptas. 126,095 million and all the mortgage bonds issued were subscribed by Fondo de Titulización Hipotecaria Banesto 1 (set up by Santander de Titulización, Sociedad Gestora de Fondos de Titulización, S.A.). As of December 31, 1999, all the mortgage securitization bonds outstanding at that date issued by the Fund (the total face value of which amounted to approximately Ptas. 117,184 million) were owned by the Bank and, therefore, were recorded in the consolidated balance sheet under the "Secured Loans" caption. A portion of these mortgage securitization bonds was securing loans from the Bank of Spain (see Note 16).

Assets under finance lease contracts are reflected in the «Financial Leases» account in the foregoing detail at the principal amount of the unmatured lease payments, excluding financial charges and VAT, plus the residual value at which the purchase option may be exercised.

The advances and loans granted by the Group to the members of the Bank's Board of Directors as of December 31, 1999, amounted to Ptas. 278 million. These transactions earn average annual interest of 1.5% and mature in an average period of 10 years. Ptas. 12 million of these loans were repaid in 1999. Also, as of December 31, 1999, these holders were the guarantors of other loans amounting to Ptas. 272 million.

As of December 31, 1999, the Group had recorded loans amounting to Ptas. 19,813 million relating to the financing granted to its employees for the acquisition

of shares of the Banco Español de Crédito, S.A. and of Banco Santander Central Hispano, S.A.

In addition, the Bank has in certain cases financed acquisitions of its shares by third parties, and granted loans to third parties secured by shares of the Bank or Banco Santander Central Hispano, S.A. As of December 31, 1999, these financing and guarantee arrangements, net of the credit loss allowance, totaled Ptas. 3,610 million, and a restricted reserve was recorded for the book value thereof, net of the related credit loss allowance, as required by Articles 75, 79, 80 and 81 of the revised Corporations Law (see Note 24).

Credit loss allowance-

The variations in 1999 and 1998 in the balances of the credit loss allowance were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	86,207	102,281
Add– Net provisions charged to income for the year-		
Period provision	29,005	30,983
Allowance released	(6,877)	(9,494)
	22,128	21,489
Add/(Less)-		
Transfer from "Provisions for Contingencies and Expenses" (Note 20)	4,041	1,250
Transfers to "Provisions for Property and Equipment" (Note 13)	(2,373)	(3,097)
Bad debt write-offs and other net variations	(32,567)	(35,716)
Balances at year-end	**77,436**	**86,207**

The Ptas. 13,733 million of written-off assets recovered and Ptas. 533 million of direct loan write-offs in 1999 are presented as a reduction of and as an addition to, respectively, the balance of the «Write-offs and Credit Loss Provisions» caption in the accompanying consolidated statement of income.

(8) Debentures and other fixed-income securities

The breakdown, by currency, listing status, type and issuer sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	154,495	58,660
In foreign currencies	93,522	72,551
	248,017	**131,211**
By listing status:		
Listed securities:	246,413	129,605
Unlisted securities	1,604	1,606
	248,017	**131,211**
By type:		
Public-sector securities	3,142	7,671
Promissory notes and bills	14,687	—
Bonds and debentures	52,425	41,586
Corporate promissory notes	3,706	3,666
Other securities	174,057	78,288
	248,017	**131,211**
By issuer sector:		
Public authorities	3,142	7,671
Official credit entities	1,015	883
Other resident credit entities	23,861	2,108
Other resident sectors	45,895	45,252
Nonresidents	174,104	75,297
	248,017	**131,211**
Less- Security price fluctuation allowance (Note 2-d)	(893)	(21)
	247,124	**131,190**

As of December 31, 1999, the book and market values of the amounts included in this caption of the consolidated balance sheets were as follows:

Millions of Pesetas	Book Value	Market Value
Ordinary investment portfolio	226,209	226,445
Trading portfolio	20,915	20,915
	247,124	**247,360**

The weighted average annual interest rate of the fixed-income securities on hand as of December 31, 1999, was 4.2%. The effect of discounting to present value the fixed-income securities with an interest rate lower than the average cost of the Group's borrowed funds is not material.

The total balance of the «Public-Sector Securities» account relates to securities issued by the Spanish public sector.

Ptas. 50,671 million of the total fixed-income securities on hand as of December 31, 1999, mature in 2000.

The variations in 1999 and 1998 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	131,211	36,325
Purchases	873,205	607,549
Sales, redemptions and other	(756,399)	(512,663)
Balances at year-end	**248,017**	**131,211**

The variations in the balances of the «Security Price Fluctuation Allowance» account in 1999 and 1998 were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	21	24
Add- Net provisions charged to income for the year	872	—
Less- Amounts used for sales, write-downs and other	—	(3)
Balances at year-end	**893**	**21**

(9) Common stocks and other equity securities

This caption in the accompanying consolidated balance sheets reflects the shares of companies less than 3% owned, if listed, and less than 20% owned, if unlisted, by the Group, and units in capital market mutual funds. The detail of the balances of this caption as of December 31, 1999 and 1998, by currency and listing status, is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	45,090	35,913
In foreign currencies	—	112
	45,090	36,025
By listing status:		
Listed securities	35,028	24,276
Unlisted securities	10,062	11,749
	45,090	36,025
Less- Security price fluctuation allowance	(1,217)	(7,751)
	43,873	**28,274**

As of December 31, 1999, there were no significant investments in credit entities.

The variations in 1999 and 1998 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	36,025	24,919
Purchases and subscriptions	615,988	284,419
Sales and redemptions	(606,923)	(273,313)
Balances at year-end	**45,090**	**36,025**

As of December 31, 1999, the book and market values of the foregoing balances, classified either as trading or as ordinary investment portfolio, were as follows:

Millions of Pesetas	Book Value	Market Value
Ordinary investment portfolio	9,424	11,407
Trading portfolio	34,449	34,449
	43,873	**45,856**

Most of the additions and retirements in 1999 related to the business activity of Banesto Bolsa, S.A., S.V.B.

The variations in the balances of the «Security Price Fluctuation Allowance» account in 1999 and 1998 were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	7,751	760
Add– Net provisions (release) charged (credited) to income for the year-		
Period provision	115	242
Allowance released	(124)	(337)
	(9)	(95)
Add- Dissolution of SCI Gestión, S.A.	—	6,968
Add/(Less)- Amounts used for sales, write-downs and other	(6,525)	118
Balances at year-end	**1,217**	**7,751**

(10) Shareholdings in non-Group companies

This caption in the accompanying consolidated balance sheets reflects the Group's shareholdings in associated companies, i.e. companies which, although not part of the economic group, have a lasting relationship with the Group, as defined in Bank of Spain Circular 4/1991.

The detail of the balances of this caption, by currency and listing status, as of December 31, 1999 and 1998, is as follows:

Millions of Pesetas	1999	1998
Unlisted securities denominated in national currency	3,210	9,975
Less- Security price fluctuation allowance	(1,776)	(5,740)
	1,434	**4,235**

Exhibit III lists these investee companies, showing the percentages of direct and indirect ownership by the Group and other relevant information.

The variations in 1999 and 1998 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	9,975	2,239
Additions	1,035	9,106
Retirements	(7,800)	(1,370)
Balances at year-end	**3,210**	**9,975**

In 1999 the Group acquired holdings of 36.8% in the capital stock of Aguas de Fuensanta, S.A. and of 36.1% in the capital stock of Cartera del Norte, S.A. and sold 3.2% of the capital stock of Sistemas 4B, S.A. All these transactions were performed with non-Group companies.

The other main reason for the retirements in 1999 relates to the securities portfolio owned by A.G. Activos y Participaciones, S.A., which was transferred to the investments carried by the equity method in 1999 (see Note 1).

The variations in the balances of the «Security Price Fluctuation Allowance» account in 1999 and 1998 were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	5,740	1,123
Add– Net provisions charged to income for the year	127	1
Add- Dissolution of SCI Gestión, S.A.	—	4,676
Less- Amounts used for sales, write-downs and other	(4,091)	(60)
Balances at year-end	**1,776**	**5,740**

(11) Shareholdings in Group companies

This caption in the accompanying consolidated balance sheets reflects the investments in Group companies more than 50% owned which are not consolidated by the global or proportional integration method because their business activities are not directly related with those of the Group. The percentages of direct and indirect ownership in these companies and other relevant information thereon are disclosed in Exhibit II.

As of December 31, 1999, no significant capital increases were in process of subscription.

The breakdown, by currency and listing status, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	95,476	94,697
In foreign currencies	3,030	15,725
	98,506	**110,422**
By listing status:		
Listed securities	22,740	19,300
Unlisted securities	75,766	91,122
	98,506	110,422
Less- Security price fluctuation allowance	(21,284)	(36,540)
	77,222	**73,882**

The foregoing balances as of December 31, 1999, do not include significant investments in credit entities.

The variations in 1999 and 1998 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	110,422	51,102
Additions	13,150	74,662
Retirements	(25,066)	(15,342)
Balances at year-end	**98,506**	**110,422**

The salient events which gave rise to the variations in the shareholdings in Group companies in 1999 were as follows:

1. Merger of Conjunto Residencial Alcudia, S.A. into A.G. Activos y Participaciones, S.A. (which is now carried by the equity method), which gave rise to an increase caused by the resulting capital increase and to a retirement of all the shareholdings in the Group owned by this company (see Note 1).
2. Sale to third parties outside the Group of 100% of the capital stock of Isolux Wat, S.A.
3. Increase in the holding in Inmobiliaria Urbis, S.A. from 51.8% as of December 31, 1998, to 55.3% as of December 31, 1999.

The variations in the balances of the «Security Price Fluctuation Allowance» account in 1999 and 1998 were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	36,540	2,928
Add– Net provisions charged to income for the year	571	1,269
Add- Dissolution of SCI Gestión, S.A.	—	21,785
Less- Amounts used for sales, write-downs and other	(15,827)	10,558
Balances at year-end	**21,284**	**36,540**

Exhibit IV shows the notifications made by the Group as required by Article 86 of the revised Corporations Law and Article 53 of Securities Market Law 24/1988.

(12) Intangible assets

The variations in 1999 the balance of this caption in the accompanying consolidated balance sheet, were as follows:

Millions of Pesetas	Incorporation and Start-up Expenses	Other Deferred Charges
Balances at January 1, 1999	2	397
Additions	—	2,338
Retirements	—	(218)
Amortization (Note 2-f)	(2)	(234)
Balances at December 31, 1999	**—**	**2,283**

(13) Property and equipment

The variations in 1999 in the balances of the «Property and Equipment» accounts and in the related accumulated depreciation were as follows:

As of December 31, 1999, the Group had no rights on leased assets.

The Bank and one of the Spanish companies in the nonconsolidable Group revalued their property and equipment pursuant to Royal Decree-Law 7/1996 and to previous revaluation laws.

Millions of Pesetas	Land and Buildings for Own Use	Other Property (*)	Furniture, Installations and Other	Total
Revalued cost-				
Balances at January 1, 1999	71,202	134,302	161,345	366,849
Additions	1,108	9,078	11,708	21,894
Retirements	(8,685)	(52,855)	(11,282)	(72,822)
Balances at December 31, 1999	63,625	90,525	161,771	315,921
Accumulated depreciation and provisions (Note 2- h)-				
Balances at January 1, 1999	12,019	48,047	94,963	155,029
Net provisions (releases)	1,312	(3,345)	11,217	9,184
Retirements	(2,328)	(8,560)	(5,577)	(16,465)
Transfers from "Credit Loss Allowance" (Note 7)	—	2,373	—	2,373
Balances at December 31, 1999	11,003	38,515	100,603	150,121
Net book value at December 31, 1999	**52,622**	**52,010**	**61,168**	**165,800**

(*) Approximately 73.3% of the balance of «Revalued Cost» and 95.1% of the balance of «Accumulated Depreciation and Provisions» as of December 31, 1999, relate to property and equipment acquired through foreclosure of other assets (see Notes 2-h and 30) (71.4% and 85.7%, respectively, as of December 31, 1998).

(14) Other assets

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
Tax receivables (*)	32,244	18,938
Options purchased	15,372	2,460
Checks drawn on credit entities (Note 1)	16,465	—
Other items	143,832	117,768
Less- Specific allowance for other assets	(35,315)	—
	172,598	**139,166**

(*) As of December 31, 1999, including deferred tax assets amounting to Ptas. 23,331 million (see Notes 2-m and 25).

The variations in the balances of the «Specific Allowance for Other Assets» account in 1999 were as follows:

Millions of Pesetas	
Balances at the beginning of the year	—
Add/(Less)-	
Reclassification from "Provisions for Contingencies and Expenses – Other Provisions" (Notes 1 and 20)	28,019
Net release for the year	(1,234)
Other	8,530
Year-end balances	**35,315**

(15) Accrual accounts

The detail of the asset and liability «Accrual Accounts» captions in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
Asset accrual accounts:		
Prepaid interest on funds taken at a discount	79	69
Unmatured accrued interest revenues on investments not taken at a discount	70,257	72,895
Prepaid expenses	282	881
Other accruals	21,030	20,010
	91,648	**93,855**
Liability accrual accounts:		
Interest revenues collected early on investments taken at a discount	5,129	4,440
Unmatured costs incurred on funds not taken at a discount	27,353	27,278
Unmatured accrued expenses	15,062	14,399
Other accruals	23,721	23,265
	71,265	**69,382**

(16) Due to credit entities

The breakdown, by currency and type of transaction, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	1,757,438	1,156,520
In foreign currencies	263,080	582,869
	2,020,518	**1,739,389**
By type:		
Demand deposits-		
Current accounts	3,787	10,590
Clearing house	—	13,267
Other accounts	8,748	43,606
	12,585	67,463
Other deposits-		
Bank of Spain-		
Credit account drawdowns	133,404	6,800
Assets sold to the Bank of Spain under repurchase agreement (Note 5)	571,758	74,785
	705,162	**81,585**
Time deposits	571,010	702,216
Assets sold under repurchase agreement (Note 5)	671,262	797,445
Other accounts	60,499	90,680
	2,007,933	1,671,926
	2,020,518	**1,739,389**

As of December 31, 1999, the limit assigned by the Bank of Spain to the Group for the system of credit lines guaranteed by public-sector funds (see Note 5) and other assets (see Note 7) amounted to Ptas. 150,334 million.

The detail, by due date, of the balance as of December 31, 1999, of the «Other Deposits» account in the foregoing table, and of the average interest rates at that date, is as follows:

Rate at	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Total	Average Interest Rate at Year-End
Bank of Spain:						
Credit account drawdowns	133,404	—	—	—	133,404	3.0%
Assets sold to the Bank of Spain under repurchase agreement	571,758	—	—	—	571,758	3.0%
Time deposits	129,130	114,159	327,721	—	571,010	4.6%
Assets sold under repurchase agreement	603,689	67,573	—	—	671,262	2.9%
Other accounts	40,334	—	3,308	16,857	60,499	3.0%
	1,478,315	**181,732**	**331,029**	**16,857**	**2,007,933**	

(17) Customer funds

The detail of the balances of this caption in the accompanying consolidated balance sheets, by currency and depositor sector, is as follows:

Millions of Pesetas	1999	1998
By currency:		
In national currency	3,393,157	3,353,277
In foreign currencies	228,620	199,191
	3,621,777	**3,552,468**
By depositor sector:		
Public authorities	104,874	148,580
Other residents	3,087,857	3,008,221
Nonresidents	429,046	395,667
	3,621,777	**3,552,468**

The detail, by geographical area, of the balances of the «Nonresidents» account as of December 31, 1999 and 1998, in the foregoing table, is as follows:

Millions of Pesetas	1999	1998
Other EU countries	190,620	186,284
United States of America	73,819	53,493
Other OECD countries	40,979	38,024
Latin America	113,103	88,724
Other countries	10,525	29,142
	429,046	**395,667**

The detail, by type, of the balances of the «Other Residents» account as of December 31, 1999 and 1998, is as follows:

Millions of Pesetas	1999	1998
Demand deposits	760,247	755,666
Savings accounts	677,345	637,384
Time deposits	894,534	888,236
Assets sold under repurchase agreement (Note 5)	755,730	721,311
Other accounts	1	5,624
	3,087,857	**3,008,221**

The detail, by due date, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the accompanying consolidated balance sheet as of December 31, 1999, is as follows:

Millions of Pesetas	
Savings deposits - Time-	
Up to 3 months	732,862
3 months to 1 year	263,242
1 to 5 years	150,374
	1,146,478
Other deposits - Time-	
Up to 3 months	793,793
3 months to 1 year	112,066
1 to 5 years	1,278
	907,137

(18) Other liabilities

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
Allowance for income lock-in	9,491	—
Collection accounts (Note 1)	55,831	—
Adjustment items arising from futures transactions	74,522	96,718
Sundry payables (consignments, guarantees, etc.)	83,714	15,518
Other items	21,979	26,860
	245,537	**139,096**

The variations in the balance of the «Allowance for Income Lock-in» account in 1999 were as follows:

Millions of Pesetas	
Balance at January 1, 1999	—
Add/(Less)-	
Reclassification from "Provisions for Contingencies and Expenses – Other Provisions" (Notes 1 and 20)	2,164
Net provisions charged to income for the year	592
Sale of branches to Banco Santander Central Hispano, S.A. (Note 29)	6,735
Balance at December 31, 1999	**9,491**

280

(19) Marketable debt securities

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 1999, relates to bonds and promissory notes totaling Ptas. [illegible]5,023 million issued by Banesto Issuances Ltd., which bear average annual interest of 3,7%. Of this amount, Ptas. 21,439 million mature in 2000, Ptas. 33,278 million in 2001 and the remainder in 2003.

(20) Provisions for contingencies and expenses

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Millions of Pesetas	1999	1998
Pension allowance (Note 2-j)	47,624	44,182
Other provisions-		
Allowance for off-balance-sheet risks (Note 2-c)	1,764	863
Other allowances	45,066	72,861
	46,830	73,724
	94,454	**117,906**

The balance of the «Other Allowances» account relates to provisions recorded to provide for specific certain or contingent liabilities.

281

The variations in 1999 and 1998 in the balances of the «Provisions for Contingencies and Expenses» caption in the accompanying consolidated balance sheets were as follows:

	1999		1998	
Millions of Pesetas	Pension Allowance	Other Provisions	Pension Allowance	Other Provisions
Balances at the beginning of the year	44,182	73,724	9,347	49,381
Add/ (Less)-				
Net provision charged to period income (Note 2-j)	4,886	20,775	4,149	15,675
Provision for commitments to employees taking early retirement-				
Charged to unrestricted reserves (Notes 1 and 2-j)	25,972	—	27,400	—
Charged to prepaid taxes (Notes 1 and 2-j)	10,944	—	8,572	—
Transfers to "Other Assets" (Notes 1 and 14)	—	(28,019)	—	—
Transfers to "Other Liabilities" (Notes 1 and 18)	—	(2,164)	—	—
Insurance premiums paid (Note 2-j)	(29,248)	—	(4,526)	—
Payments to pensioners and early retirees (Note 2-j)	(11,046)	—	(2,524)	—
Transfer from «Other Provisions»	1,207	(1,207)	685	(685)
Transfer from security price fluctuation allowance	—	—	—	1,336
Transfer to "Credit Loss Allowance" (Note 7)	—	(4,041)	—	(1,250)
Transfer from "Provisions for Property and Equipment" (Note 13)	—	—	—	400
Amounts used, write-offs, recoveries and other	727	(12,238)	1,079	8,867
Balances at year-end	**47,624**	**46,830**	**44,182**	**73,724**

(21) Subordinated debt

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Issuer	Millions of Pesetas 1999	Millions of Pesetas 1998	Currency	Foreign Currency Amount (Millions)	Interest Rate	Maturity
Banco Español de Crédito, S.A.:						
Subordinated loan	—	1,050	Pesetas	1,050	Mibor + 0.75%	Quarterly maturities through March 1999
Banesto Finance, Ltd.:						
Subordinated bonds	25,365	25,365	French francs	1,000	5.25%	June 2008
Subordinated bonds	29,978	25,812	U.S. dollars	181	3-month Libor + 0.5% for the first year and between 0.875% and 1.4% thereafter	Perpetual (*)
Subordinated bonds	24,844	21,391	U.S. dollars	150	7.5%	March 2007
Banesto Delaware, Ltd.:						
Subordinated bonds	24,844	21,391	U.S. dollars	150	8.25%	July 2002
	105,031	**95,009**				

(*) Cancellable from October 21, 2010, or before that date upon prior written authorization from the Bank of Spain.

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors. None of these issues is convertible into Bank shares. The issues are guaranteed by Banco Español de Crédito, S.A., where the funds obtained therefrom are deposited.

The total charge to income for the cost of subordinated debt in 1999 amounted to Ptas. 7,030 million.

(22) Goodwill in consolidation, negative difference in consolidation and minority interests

The detail, by company, of the balances of these captions in the accompanying consolidated balance sheets, is as follows:

Millions of Pesetas

Goodwill in consolidation	1999	1998
Companies consolidated by the global integration method:		
Banesto Bolsa, S.A., S.V.B.	156	232
Banco de Vitoria, S.A.	729	817
Companies carried by the equity method:		
Banesto Seguros, S.A.	53	334
	938	**1,383**

Millions of Pesetas

Negative Difference in Consolidation	1999	1998
Companies consolidated by the global integration method:		
Quash, S.A.	—	463
Companies consolidated by the proportional integration method:		
BSCH Gestión S.G.I.I.C., S.A.	837	—
Companies carried by the equity method:		
Desarrollo Informático, S.A.	656	656
	1,493	**1,119**

Millions of Pesetas

Minority Interests	1999	1998
Deposit entities:		
Banco de Desarrollo Económico Español, S.A.	5	5
Banco de Vitoria, S.A.	316	279
Other entities:		
Corporación Industrial y Financiera de Banesto, S.A.	542	587
Banesto Holdings, Ltd.	14,635	12,611
Aljarafe Golf, S.A.	546	—
	16,044	**13,482**

The variations in 1999 and 1998 in the balances of these captions in the accompanying consolidated balance sheets were as follows:
Millions of Pesetas

Millions of Pesetas

Goodwill in Consolidation	1999	1998
Balances at the beginning of the year	1,383	921
Additions	—	913
Amortization	(445)	(451)
Balances at year-end	**938**	**1,383**

Millions of Pesetas

Negative Difference in Consolidation	1999	1998
Balances at the beginning of the year	1,119	656
Additions	837	463
Retirements	(463)	—
Balances at year-end	**1,493**	**1,119**

Millions of Pesetas

Minority Interests	1999	1998
Balances at the beginning of the year	13,482	14,626
Inclusion and exclusions of new companies in/from the Group and change in percentages of ownership	546	(443)
Exchange and other differences	2,016	(701)
Balances at year-end	**16,044**	**13,482**

The balance of "Minority Interests" at Banesto Holdings, Ltd. relates basically to the US$ 100 million nonvoting preferred stock issue by this company in 1992, which is guaranteed by the Bank and carries entitlement to a fixed annual dividend of 10.5%. These shares are fully or partially redeemable at the issuer's option, subject to prior consent by the Bank of Spain.

(23) Capital stock and treasury stock

As of December 31, 1999, the capital stock of Banco Español de Crédito, S.A., the only capital stock included in the accompanying consolidated balance sheet as a result of the consolidation process, consisted of 612,659,404 fully subscribed and paid registered shares of €2.40 (Ptas. 399.33) par value each (all with identical voting and dividend rights), all of which were listed on the Spanish stock exchanges. At that date neither the Bank nor any Group company held shares of treasury stock.

In accordance with Law 46/1998, and as authorized by the Shareholders' Meeting on February 10, 1998, on January 25, 1999, the Bank's Board of Directors resolved to redenominate in euros the capital stock amount of the Bank, adjusting the par value of the shares to €2.40 and, for rounding off purposes, resolved to reduce the Bank's capital stock by €2,480,301.07 (Ptas. 413 million). This amount was credited to restricted reserves (see Note 24).

The Bank's majority shareholder as of December 31, 1999, was the Santander Central Hispano Group, which held 98.29% of the Bank's capital stock.

On February 16, 1999, the Shareholders' Meeting of the Bank resolved to authorize the Board of Directors to increase the Bank's capital stock, at one or several times, by up to €735,191,284.8, with or without additional paid-in capital, through the issuance of voting or nonvoting shares, within the periods and in the form stipulated by the applicable legislation, amending, as appropriate, Article 5 of the bylaws.

On February 4, 1997, the Bank's Shareholders' Meeting authorized the Board of Directors to issue, at one or several times during a maximum period of five years from the date of that Shareholders' Meeting, up to Ptas. 30,000 million of debentures convertible into new shares of the Entity.

On February 16, 1999, the Bank's Shareholders' Meeting authorized the Board of Directors for the purpose of the derivative acquisition of own shares by the Bank and its subsidiaries within the legally stipulated limits during a maximum period of 18 months from the date of that Shareholders' Meeting.

On January 26, 2000, the Bank's Board of Directors resolved to propose to the Shareholders' Meeting a reduction in capital stock of €0.10 per share through reimbursement to the shareholders. After this capital reduction, the capital stock of Banco Español de Crédito, S.A. will amount to €1,409,116,629.20 (Ptas. 234,457 million) and consist of 612,659,404 registered shares of €2.30 (Ptas. 382.69) par value each.

(24) Reserves, reserves at consolidated companies, losses at consolidated companies and income attributed to minority interests

The variations in 1999 and 1998 in the balances of these captions in the accompanying consolidated balance sheets were as follows:

Millions of Pesetas	1999	1998
Balances at the beginning of the year	5,157	1,557
Distribution of prior year's income	40,198	31,109
Variation due to exchange differences at foreign companies (Note 2-b)	68	(109)
Net charge for early retirements (Notes 1 and 2-j)	(25,972)	(27,400)
Restricted reserve for redenomination of capital in euros (Note 23)	413	-
Balances at year-end	**19,864**	**5,157**

Reserves-

The balances of this caption in the accompanying consolidated balance sheets are made up as follows:

Millions of Pesetas	1999	1998
Restricted reserves–		
Reserve for treasury stock (Notes 2-i and 23) and for loans to purchase shares of the Bank and of Banco Santander Central Hispano (Note 7)	3,610	6,291
Reserve for redenomination of capital in euros	413	—
Reserves	31,582	27,845
	35,605	**34,136**

Under Articles 75, 79, 80 and 81 of the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the financing and guarantees provided to third parties to acquire Bank or Banco Santander Central Hispano, S.A. shares, net of the related credit loss allowances. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist.

Reserves at consolidated companies and losses at consolidated companies-

The detail, by company, of the balances as of December 31, 1999 and 1998, of the reserves and losses at consolidated companies is as follows:

Millions of Pesetas

Reserves at Consolidated Companies	1999	1998
Companies consolidated by the global integration method:		
Banesto Bolsa, S.A., S.V.B.	5,402	1,611
Banesto Holdings, Ltd.	172	380
Banesto Pensiones, E.G.F.P., S.A.	1,222	772
Other companies	3,255	1,483
	10,051	4,246
Companies carried by the equity method:		
Desarrollo Informático, S.A.	942	502
Sistemas 4B, S.A.	205	193
Crinaria, S.A.	3,049	2,961
Compañía Aseguradora Banesto Seguros, S.A.	66	—
Other companies	1,409	266
	5,671	3,922
Translation differences (Note 2-b)	5	—
	15,727	**8,168**

Millions of Pesetas

Losses at Consolidated Companies	1999	1998
Companies consolidated by the global integration method:		
Inmobiliaria Centro Levante, S.A.	—	5,770
Gedinver e Inmuebles, S.A.	5,353	7,052
Nordin, S.A.	4,761	4,803
Agrícola los Juncales, S.A	2,024	1,859
Other companies	4,558	4,157
	16,696	23,641
Companies carried by the equity method:		
Inversiones Turísticas, S.A.	2,549	2,420
Informática, Servicios y Productos, S.A.	6,374	6,235
Compañía Aseguradora Banesto Seguros, S.A.	—	700
Other companies	5,849	4,088
	14,772	13,443
Translation differences	—	63
	31,468	**37,147**

Ptas. 3,032 million of the balances of the "Reserves at Consolidated Companies" caption in the consolidated balance sheet as of December 31, 1999, relate to restricted reserves.

Legal reserve-

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Income attributed to minority interests-

The detail, by company, of the balances of this caption in the accompanying consolidated statements of income is as follows:

Millions of Pesetas	1999	1998
Banesto Holdings, Ltd.	1,706	1,473
Other companies	142	31
	1,848	**1,504**

289

(25) Tax matters

In the period from 1993 to 1998 the Bank, as the controlling company, filed consolidated tax returns together with the Spanish dependent companies that met the requirements stipulated in the regulations on taxation of the consolidated income of corporate groups. However, from 1999 onwards, the Bank resolved to file consolidated tax returns as part of the corporate Group controlled by Banco Santander Central Hispano, S.A.

The balance of the «Other Liabilities» caption in the accompanying consolidated balance sheet as of December 31, 1999, includes the liability for the various applicable taxes.

In accordance with Bank of Spain guidelines and the accounting principle of prudence, in 1994 and 1993 the Group did not record the tax asset arising from its entitlement to offset in future years the tax losses reported in those years, or from the expectation that items treated as nondeductible in those years will become deductible in future years, for which reason they were classified as permanent differences.

Although from 1999 the companies which through 1998 were part of the consolidated tax Group controlled by Banco Español de Crédito, S.A. will file consolidated tax returns together with the consolidated tax Group controlled by Banco Santander Central Hispano, S.A., following is the estimated reconciliation of the income per books to the taxable income prepared on the assumption that the consolidated Group controlled by Banco Español de Crédito, S.A. existed as of December 31, 1999:

Millions of Pesetas

Income per books	50,357
Permanent differences:	
Increases	35,723
Banco Español de Crédito, S.A.	33,872
Other individual companies and consolidation adjustments	1,851
Decreases	(52,360)
Banco Español de Crédito, S.A.	(50,068)
Other individual companies and consolidation adjustments	(2,292)
Timing differences	
Increases	
Decreases	(9,314)
Taxable income	**24,406**

In 1996, 1994 and 1993 the consolidated tax Group, the controlling company of which was the Bank, reported tax losses totaling Ptas. 162,198 million, of which Ptas. 2,299 million were offset in the 1998 consolidated tax return. Before offset of the consolidated taxable income for 1999, the tax losses qualifying for carryforward amounted to Ptas. 98,171 million.

290

The unused tax credits for intercompany double taxation reported by the Group in the years 1995 through 1998 amounted to Ptas. 1,305 million. Under Corporate Income Tax Law 43/1995, these tax credits can be deducted from tax payable in the next seven years. In the 1998 tax return, Ptas. 101 million of tax credits reported in that year were taken.

A total of Ptas. 1,082 million of unused investment tax credits were reported by the Group for the years from 1994 through 1997.

As indicated in Note 2-j, Ptas. 10,944 million of deferred tax assets arose in 1999 relating to the salary commitments to early retirees through the date of effective retirement, and the portion accrued for the payments paid in 1999 and 1998 was recorded as a corporate income tax expense with a charge to income for the year.

The Bank has 1996 through 1998 open for review by the tax inspection authorities for the main taxes applicable to it, except for VAT for which 1995 through 1998 are open for tax review.

The other consolidated companies generally have the years for which the statute of limitations has not expired open for review by the tax inspection authorities.

Under the conditions published in the Official State Gazette by Resolution of the Bank of Spain dated March 28, 1994 (see Note 3), the Deposit Guarantee Fund will be liable to the successful bidder, Banco Santander, S.A. (now Banco Santander Central Hispano, S.A.— see Note 22), on behalf of Banco Español de Crédito, S.A., for any tax contingencies of the Bank arising from taxable events which occurred prior to the date of publication of the auction conditions, provided that the Deposit Guarantee Fund is notified of any such claim within a period of five years and one month from the date of formalization of the sale of the shares auctioned. Pursuant to the aforementioned auction conditions, the successful bidder waived any rights arising from the above-mentioned guarantee.

The varying interpretations which can be made of certain tax regulations applicable to the Group's operations might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank's directors and its tax advisers consider that the tax charge, if any, which might arise from future inspections by the tax authorities would not materially affect the 1999 financial statements of the Group.

Through December 31, 1998, the consolidated tax Group consisted of Banco Español de Crédito, S.A., Banco del Desarrollo Económico Español, S.A., Corporación Industrial y Financiera de Banesto, S.A. and Banesto Bolsa, S.A., S.V.B., which are the most significant portion of the consolidated tax Group, and another 48 companies. As mentioned above, these companies, insofar as the requirements of the regulations on consolidated tax Groups are met, will become part of the Group controlled by Banco Santander Central Hispano, S.A. The other Group companies will file individual tax returns in accordance with the tax regulations applicable in their country of residence.

(26) Legal matters

On March 28, 1994, the Bank of Spain issued a Resolution whereby it called for bids for the 73.45% of the capital stock of Banco Español de Crédito, S.A. relating to the capital increase of Ptas. 180,000 million approved by the Special Shareholders' Meeting on March 26, 1994, which was fully subscribed by the Deposit Guarantee Fund.

As stipulated in the aforementioned auction conditions, the Deposit Guarantee Fund will be liable to Banco Santander, S.A. (currently Banco Santander Central Hispano, S.A.), as the successful bidder, and on behalf of Banco Español de Crédito, S.A., for the economic losses for the latter arising from any legal proceedings against it which may be initiated during a period of two years from the date of publication of the auction conditions, pursuant to firm and final court decisions, as a result of associative disputes relating to events which occurred prior to the execution of the purchase and sale contract for the shares obtained by auction. Pursuant to the aforementioned auction conditions, the successful bidder waived any rights arising from the above-mentioned guarantee in favor of Banco Español de Crédito, S.A. The claim filed by Carlisle Ventures, Inc. against Banco Español de Crédito, S.A. based on the share subscription agreements entered into by the two companies in connection with the capital increase of August 1993 at the Bank, meets the aforementioned requirements to qualify for coverage by the Deposit Guarantee Fund.

(27) Memorandum accounts

The detail of the balances of this caption in the accompanying consolidated balance sheets, which include, inter alia, the Group's main commitments and contingent liabilities that arose in the normal course of its operations, is as follows:

Millions of Pesetas	1999	1998
Contingent liabilities:		
Assets assigned to sundry obligations	2,048	2,687
Guarantees and other sureties provided	604,255	513,332
Other contingent liabilities	42,328	32,477
	648,631	548,496
Commitments:		
Balances drawable by third parties-		
Credit entities	187,805	108,423
Public authorities	76,778	69,954
Other residents	904,033	701,901
Nonresidents	19,409	543
	1,188,025	880,821
Other commitments	123,800	6,945
	1,311,825	887,766
	1,960,455	**1,436,262**

292

(28) Futures transactions

The detail as of December 31, 1999 and 1998, of the unmatured notional or contractual amounts, by type of derivative, arranged by the Group is as follows:

Millions of Pesetas	1999	1998
Unmatured foreign currency purchase and sale transactions:		
Purchases	898,845	3,225,667
Sales	568,381	718,779
Financial asset purchase and sale transactions:		
Purchases	87,119	106,074
Sales	130,886	112,473
Securities and interest rate futures:		
Purchased	152,166	165,665
Sold	91,005	123,879
Options:		
On securities-		
Purchased	377,836	11,206
Written	532,606	9,630
On interest rates-		
Purchased	25,500	22,575
Written	25,000	18,943
On foreign currencies-		
Purchased	17,135	82,857
Written	17,135	79,120
Other interest rate transactions:		
FRA's	27,402	1,133,472
Interest rate swaps (IRS's)	1,403,502	1,515,177

The notional amounts of these transactions do not necessarily reflect the volume of credit risk and other types of economic risk inherent thereto assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination of them. Most of the unmatured forward transactions were arranged to hedge the effects of fluctuations in interest rates, exchange rates or market prices. Any estimated potential loss on transactions of this type at year-end is adequately provisioned or offset by estimated potential gains on transactions of the same nature (see Note 2-k).

293

(29) Transactions with Santander Central Hispano Group Companies, Associated Companies and nonconsolidable Banco Español de Crédito group companies

The detail of the major balances of the Group with the other Santander Central Hispano Group companies (see Note 23), associated companies and nonconsolidable dependent Banco Español de Crédito Group companies as of December 31, 1999 and 1998, is as follows:

Millions of Pesetas	1999	1998
Assets-		
Due from credit entities	178,908	98,202
Loans and discounts	54,092	81,953
	233,000	**180,155**
Liabilities-		
Due to credit entities	175,722	80,433
Customer funds	30,390	45,363
	206,112	**125,796**
Memorandum accounts-		
Contingent liabilities	30,939	34,779
Commitments	95,076	37,544
	126,016	**72,323**
Statement of income-		
Debit-		
Interest and similar expenses	5,185	2,550
Fees paid	30	—
Credit-		
Interest and similar revenues	6,136	4,652
Income from equity securities	4,375	547
Fees collected	134	417

As part of the branch network reorganization process implemented by the Santander Central Hispano Group in the last quarter of 1999, Banco Español de Crédito, S.A. acquired 16 branch offices from Banco Santander Central Hispano, S.A. and sold 130 branch offices to this entity.

Banco Español de Crédito, S.A. paid Ptas. 1,789 million (including VAT) for the acquisition of the 16 branch offices, and this amount is recorded under the "Intangible Assets – Other Deferred Charges" caption in the accompanying consolidated balance sheet as of December 31, 1999 (see Note 2-f).

The price collected for the sale of the 130 branch offices, amounting to Ptas. 8,115 million (including VAT), was credited, net of VAT and of selling expenses, to the "Other Liabilities – Income Lock-in" caption in the accompanying consolidated balance sheet as of December 31, 1999 (see Note 18).

(30) Statement of income

Following is certain relevant information in connection with the accompanying consolidated statements of income:

a) Geographical breakdown-

The following table shows the geographical breakdown of the main balances in the accompanying consolidated statements of income, by country of location of the Group branches and companies giving rise to them:

Millions of Pesetas	1999	1998
Interest and similar revenues-		
Spain	247,080	289,032
Other European countries	22,850	31,785
America	5,725	5,484
	275,655	**326,301**
Income from equity securities-		
Spain	4,928	893
	4,928	**893**
Fees collected-		
Spain	77,520	66,258
Other European countries	102	87
America	206	174
	77,828	**66,519**
Other operating revenues-		
Spain	2,869	4,337
Other European countries	14	31
America	—	3
	2,883	**4,371**
Interest and similar expenses-		
Spain	109,764	148,745
Other European countries	20,116	29,104
America	3,652	4,085
	133,532	**181,934**
Gains (losses) on financial transactions-		
Spain	1,199	6,515
Other European countries	(224)	223
America	(60)	(44)
	915	**6,694**

295

b) Breakdown by type of transaction-

The detail, by type of transaction, of certain captions in the accompanying consolidated statements of income is as follows:

Millions of Pesetas	1999	1998
Interest and similar revenues-		
Cash at Bank of Spain and other central banks	1,426	8
Due from credit entities	57,221	78,658
Fixed-income securities	75,857	80,570
Loans and discounts	140,519	163,901
Other revenues	632	3,164
	275,655	**326,301**
Fees collected-		
Contingent liabilities	5,215	5,178
Collection and payment services	32,073	29,482
Securities services	36,609	28,630
Other transactions	3,931	3,229
	77,828	**66,519**
Interest and similar expenses-		
Due to Bank of Spain	6,344	7,996
Due to credit entities	51,814	68,535
Deposits	62,311	91,880
Bonds and other marketable debt securities	4,465	3,224
Cost allocable to the recorded pension allowance (Notes 2-j and 20)	1,901	767
Other interest	6,697	9,532
	133,532	**181,934**
Gains (losses) on financial transactions-		
Fixed-income securities trading portfolio	(2,770)	608
Fixed-income securities investment portfolio	(2,005)	4,040
Equity securities portfolio	4,420	3,395
Sale of financial assets	1,082	74
Securities and interest rate futures transactions-		
Financial futures	1,963	(946)
Options	(2,017)	4,601
Forward transactions settled by differences	5	8
Provisions recorded	(65)	(419)
Other futures transactions	(1,313)	(7,342)
Exchange differences	1,615	2,675
	915	**6,694**

As regards derivatives transactions, as of December 31, 1999, provisions had been recorded with a charge to income for the net potential losses on trading transactions arranged outside organized markets (see Note 2-k).

General administrative expenses - Personnel expenses-

The average number of employees at the Bank in 1999, by professional category, was as follows:

Top management	29
Supervisors	8,162
Clerical staff	4,141
General services	35
Staff at subsidiaries and branches abroad	101
Staff of other nonbanking companies	250
	12,718

Directors' compensation and other benefits-

In 1999 the Bank's Board members did not earn any per diems or directors' fees from the Bank or from other Group companies.

The balance of the «General Administrative Expenses - Personnel Expenses» caption includes the compensation of executives who are also members of the Bank's Board of Directors, which in 1999 amounted to Ptas. 1,029 million. As of December 31, 1999, the pension liabilities to Group executives who were also on the Bank's Board of Directors (both serving and retired), which are included in the accrued commitments to the entire staff, amounted to Ptas. 3,330 million. In 1996 the pension commitments to Board members who are serving Bank employees were insured with an insurance company. The capital guaranteed by life insurance policies for these directors who are also employees amounted to Ptas. 280 million as of December 31, 1999.

General administrative expenses - Other administrative expenses-

The detail of the balances of this caption in the accompanying consolidated statements of income is as follows:

Millions of Pesetas	1999	1998
Buildings, installations and materials	9,576	9,857
Computer hardware and communications equipment	9,781	7,067
Advertising and publicity	2,167	1,826
Lawyers and legal matters	304	350
Technical reports	906	1,090
Guard and cash transport services	1,208	1,368
Governing and supervisory bodies	11	10
Levies and taxes	1,887	1,917
Other general expenses	4,830	6,204
	30,670	**29,689**

Extraordinary income/losses-

The balance of the "Extraordinary Income" caption in the 1999 consolidated statement of income includes mainly Ptas. 4,782 million relating to revenues from collections of interest earned in prior years and Ptas. 7,604 million relating to gains on the sale of property and equipment.

The balance of the "Extraordinary Losses" caption in the 1999 consolidated statement of income includes basically Ptas. 2,937 million of provisions to the pension allowance (see Note 2-j), Ptas. 5,185 million of losses on the sale of property and equipment and Ptas. 15,886 million of net provisions to "Provisions for Contingencies and Expenses" (see Note 20).

(31) Year 2000 Issue

The so-called "Year 2000 Project" action plan included the main aspects related to the work carried out by the Group on computer applications, telecommunications systems and electronic installations to have them revised, adapted and remedied to avoid any Y2K failures in data processing.

Most of the data processing procedures were reviewed in 1998 to detect those that were not Year-2000 compliant. In 1998 the Group took advantage of the adaptation work in connection with the launch of the euro to perform a significant portion of the remediation work required. The results obtained were deemed to be satisfactory. In order to guarantee Year-2000 compliance, successful tests were performed in 1999 to validate the proper operation of all the systems. Additionally, the Group prepared the contingency plans it deemed necessary to overcome possible incidents. At the date of preparation of these financial statements there had been no significant incidents and the directors of the Bank do not expect them to arise in the future.

Also, the feasible checks were carried out by the Group under the "Year 2000 Project" to ascertain that its suppliers, correspondent banks and major customers with which data are exchanged were Year-2000 compliant.

As of December 31, 1999, no material additional expenditures were deemed necesarry in connection with the Year 2000 Issue. At 1999 year-end, the Group had not taken out any insurance policy to specifically cover the possible liabilities arising from the Year 2000 Issue.

(32) Statements of changes in financial position

The statements of changes in the Group's financial position for 1999 and 1998 are as follows:

Millions of Pesetas	1999	1998
Source of funds:		
From operations-		
Income for the year	52,205	41,702
Net provisions to special provisions and allowances	44,831	32,124
Direct write-down of assets	533	947
Period depreciation and amortization	13,210	14,567
Gains on the sale of treasury stock, shareholdings and fixed assets	(7,604)	(10,804)
Losses on the sale of treasury stock, shareholdings and fixed assets	5,185	7,237
	108,360	85,773
Net variation in borrowed funds and lending-		
External capital contributions-		
Sale of treasury stock	—	91
Subordinated debt securities issued	10,022	—
Lending, less financing, at Bank of Spain and credit entities	425,394	—
Fixed-income securities	—	39,971
Debt securities	41,207	73,119
Deposits	69,309	146,777
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	32,866	10,521
Sale of property and equipment and intangible assets	19,967	6,291
Other asset items less liability items (net variation)	—	20,398
Minority interests	2,562	—
	601,327	297,168
Total funds obtained	**709,687**	**382,941**
Application of funds:		
Subordinated debt securities matured	—	9,654
Lending, less financing, at Bank of Spain and credit entities	—	79,815
Loans and discounts	342,018	256,073
Fixed-income securities	308,740	—
Short-term equity securities	15,590	5,289
Acquisition of long-term investments-		
Acquisition of, and increases in, shareholdings in Group and associated companies	14,185	7,646
Additions to property and equipment and intangible assets	14,000	23,320
Other asset items less liability items (net variation)	6,992	—
Minority interests	—	1,144
Total funds applied	**709,687**	**382,941**

(*) Presented for comparison purposes only.

300

(33) Explanation added for translation to english

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I
Banco Español de Crédito Consolidated Group Companies

as of December 31, 1999

Millions of Pesetas

Company	Location	Line of business	Percentage of Ownership Direct	Indirect	Total	Company Data as of December 31, 1999 Capital	Reserves	Income (Loss) (*)
Agrícola Los Juncales, S.A.	Madrid	Real estate	100.00	–	100.00	100	14	841
Aljarafe Golf, S.A.	Sevilla	Real estate investment	78.34	–	78.34	2,798	(88)	(190)
Banco Alicantino de Comercio, S.A.	Madrid	Banking	100.00	–	100.00	1,500	–	2
Banco del Desarrollo Económico Español, S.A.	Madrid	Banking	99.91	–	99.91	2,092	5,747	40
Banco de Vitoria, S.A.	Vitoria	Banking	89.90	7.92	97.82	5,345	9,076	1,271
Banesto Banco de Emisiones, S.A.	Madrid	Banking	100.00	–	100.00	1,500	122	37
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Madrid	Stock market	100.00	–	100.00	750	4,868	3,003
Banesto Delaware, Ltd.	N. York	Finance	100.00	–	100.00	16	15	10
Banesto Factoring, S.A. Entidad de Financiación	Madrid	Factoring	99.75	0.25	100.00	398	361	43
Banesto Finance Ltd.	Cayman Is.	Finance	100.00	–	100.00	2	18	8
Banesto Holdings, Ltd.	Guernsey	Securities investment	100.00	–	100.00	16,366	108	1,405
Banesto Issuances, Ltd.	Cayman Is.	Finance	100.00	–	100.00	108	4	4
Banesto Mediterranean Holdings, Ltd.	Malta	Securities investment	–	100.00	100.00	264	(69)	–
Banesto Pensiones, Entidad Gestora Fondos de Pensiones, S.A.	Madrid	Pension fundmanager	97.91	1.87	99.78	960	1,353	1,970
Banesto Renting, S.A.	Madrid	Finance	100.00	–	100.00	175	(4)	42
Banesto Servicios y Tecnología Aplicada, S.A.	Madrid	Services	100.00	–	100.00	685	(5)	–
Brightsun, Ltd.	I. Man	Securities investment	100.00	–	100.00	29	(25)	5
BSCH Gestión, S.G.I.I.C., S.A. (**)	Madrid	Mutual fund manager	19.00	1.00	20.00	3,880	22,691	8,321
Corpoban, S.A.	Madrid	Securities investment	–	98.59	98.59	6,045	2,876	219
Corporación Industrial y Financiera de Banesto, S.A.	Madrid	Securities investment	98.44	0.15	98.59	22,294	14,076	10,576
Dudebasa, S.A.	Madrid	Finance	100.00	–	100.00	3,678	513	301
Formación Integral, S.A.	Madrid	Training	100.00	–	100.00	112	9	15
Gedinver e Inmuebles, S.A.	Madrid	Finance	100.00	–	100.00	558	38	649
Grupo Inmobiliario La Corporación Banesto, S.A.	Madrid	Securities investment	–	98.59	98.59	100	2,261	911
Hualle, S.A.	Madrid	Securities investment	100.00	–	100.00	10	(5)	–
La Mota, S.A.	Madrid	Real estate	33.33	66.67	100.00	45	585	(23)
La Pradera del Rincón, S.A.	Madrid	Real estate	33.33	66.67	100.00	17	12	–
Mercado de Dinero, S.A.	Madrid	Securities investment	89.00	11.00	100.00	10	(18)	70
Nordin, S.A.	Madrid	Real estate	100.00	–	100.00	10	(1,413)	(152)
Sodepro, S.A.	Vitoria	Finance	–	97.82	97.82	440	40	179
Transoceánica Air, S.A.	Madrid	Securities investment	100.00	–	100.00	15	5	–

(*) The results as of December 31, 1999, are pending approval by the respective Shareholders' Meetings.

(**) Company included in the consolidated tax Group.

Note: The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves.

This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

Exhibit II
Nonconsolidable Companies

as of December 31, 1999

The main companies (representing 93.77% of the investments in these companies) are included in this list):

			Percentage of Ownership			Millions of Pesetas Company Data as of December 31, 1999		
Nonconsolidable Group	Location	Line of Business	Direct	Indirect	Total	Capital	Reserves	Income (Loss) (*)
Agrícola Tabaibal, S.A.	Gran Canaria	Agriculture	36.81	36.81	73.62	30	(4)	3
Aparcamientos y Construcciones, S.A.	Madrid	Real estate	100.00	—	100.00	464	(7)	(68)
A.G. Activos y Participaciones, S.A.	Madrid	Real estate	—	98.57	98.57	782	11,220	395
Compañía Aseguradora Banesto Seguros, S.A.	Madrid	Insurance	100.00	—	100.00	3,200	4,549	1,770
Banestur, S.A.	Madrid	Tourism	89.00	11.00	100.00	36	(3)	(7)
Costa Canaria de Veneguera, S.A.	Gran Canaria	Real estate	39.67	34.52	74.39	3,157	(150)	(48)
Crinaria, S.A.	Gran Canaria	Hospitality	48.00	52.00	100.00	391	2,038	2,238
Desarrollo Informático, S.A.	Madrid	Information technology	100.00	—	100.00	1,681	1,095	4
Diseño e Instalación de Redes y Telecomunicaciones, S.A.	Madrid	Information technology	—	100.00	100.00	1.50	201	46
Elerco, S.A.	Madrid	Leasing	—	98.59	98.59	10	(1,166)	4
Grupo Golf del Sur, S.A.	Tenerife	Real estate	100.00	—	100.00	70	1,422	1,079
Industrias Químicas Textiles, S.A.	San Sebastián	Chemicals	—	89.59	89.59	1,110	2,540	397
Informática, Servicios y Productos, S.A.	Madrid	Services	100.00	—	100.00	2,882	(517)	(13)
Inmobiliaria Laukariz, S.A.	Bilbao	Real estate	100.00	—	100.00	10	219	(10)
Inmobiliaria Urbis, S.A.	Madrid	Real estate	—	55.32	55.32	19,271	21,668	5,126
Inversiones Turísticas, S.A.	Sevilla	Hospitality	100.00	—	100.00	441	1,584	6
Mercíver, S.L.	Madrid	Hotel operation	99.90	0.10	100.00	1	(147)	(139)
Plataforma 61, S.A.	Madrid	Real estate	—	100.00	100.00	9,050	3,386	112
Programa Hogar Montigalá, S.A.	Madrid	Real estate	—	98.59	98.59	20	936	30
Proyecto Europa, S.A.	Madrid	Counseling	100.00	—	100.00	75	(7)	1

(*) The companies' results are pending approval by the respective Shareholders' Meetings.

Note: The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves.
This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

Exhibit III
Associated Companies

as of December 31, 1999

(The major companies (representing 85.95% of the investments in associated companies) are included in this list):

Associated Companies	Location	Line of Business	Percentage of Ownership Direct	Indirect	Total	Millions of Pesetas Capital	Reserves	Income(Loss) (*)
Aguas de Fuensanta, S.A.	Asturias	Food products	36.78	8.52	45.30	426	707	20
Alcaidesa Costain Agroman, S.A..	Cádiz	Real estate	—	49.29	49.29	5,085	(1,037)	(231)
Compañía Concesionaria del Túnel de Soller, S.A.	Palma de Mallorca	Construction	—	31.98	31.98	2,771	(13)	27
Dolman, S.A.	Barcelona	Real estate	49.99	—	49.99	10	15	128
Sistemas 4B, S.A.	Madrid	Services	12.80	—	12.80	427	2,353	728

(*) The companies' results are pending approval by the respective Shareholders' Meetings.

Note: The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves.
This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

304

Exhibit IV
Notifications of Acquisitions of Investees

as of December 31, 1999

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1988):

		Percentage of Net Ownership		
Investee Company	Line of Business	Acquired in the Year	At Year End	Date of Notification to Investee Company
Adquisitions in 1999:				
Aguas de Fuensanta, S.A.	Food products	45.30%	45.30%	03/16/99
Cartera del Norte, S.A.	Securities investment	36.10%	36.10%	03/16/99
Grupo Alimentario de Exclusivas S.A	Distribution	40.53%	40.53%	03/16/99

ARTHUR ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 32).
In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the shareholders of
Banco Español de Crédito, S.A.:

We have audited the consolidated financial statements of Banco Español de Crédito, S.A. (the "Bank") and of the Companies composing, together with the Bank, the Banco Español de Crédito Group (the "Group"), which consist of the consolidated balance sheet as of December 31, 2000, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors of the Bank present, in addition to the 2000 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 1999. Our opinion refers only to the 2000 consolidated financial statements. Our auditors' report dated January 28, 2000, on the 1999 consolidated financial statements contained an unqualified opinion.

As explained in Notes 1, 2-j. 20, 24 and 25, after express authorization of the Bank of Spain, in 2000 the Bank recorded an allowance, with a charge of Ptas. 20,863 million to unrestricted reserves and recording the related prepaid tax of Ptas. 11,234 million, to cover the commitments to employees who took early retirement in that year.

In our opinion, the 2000 consolidated financial statements referred to above present, in all material respects, a true and fair view of the consolidated net worth and financial position of the Banco Español de Crédito Group as of December 31, 2000, and of the consolidated results of its operations and of the consolidated funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying management report for 2000 contains the explanations which the directors of the Bank consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2000. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies

ARTHUR ANDERSEN

February 5, 2001 Carlos Giménez Lambea

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid,
Tomo 3190, Libro 0, Folio 1,
Sec. 8, Hoja M-54414, Inscrip. 1.ª

Domicilio Social:
Raimundo Fdez. Villaverde, 65.
28003 Madrid
Código de Identificación
Fiscal D 79104469

Inscrita en el Registro Oficial de
Auditores de Cuentas (ROAC) N.º S0692
Inscrita en el Registro de
Economistas Auditores (REA)

Banco Español de Crédito, S.A. and Companies Composing, Together with the Bank, the Banco Español de Crédito Group

CONSOLIDATED BALANCE SHEETS

as of december 31, 2000 and 1999 (notes 1, 2, 3, and 4)

(Millions of pesetas)

Assets	2000	1999 (*)
CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:		
Cash on hand	23,882	33,521
Cash at Bank of Spain	31,860	129,795
Cash at other central banks	33	60
	55,775	**163,376**
GOVERNMENT DEBT SECURITIES (Note 5)	1,018,450	1,069,114
DUE FROM CREDIT ENTITIES (Note 6):		
Demand deposits	59,133	52,016
Other	1,444,463	1,443,339
	1,503,596	**1,495,355**
LOANS AND DISCOUNTS (Note 7)	3,431,095	3,087,097
DEBENTURES AND OTHER FIXED-INCOME SECURITIES (Note 8)	562,968	247,124
COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 9)	45,576	43,873
SHAREHOLDINGS IN NON-GROUP COMPANIES (Note 10)	3,617	1,434
SHAREHOLDINGS IN GROUP COMPANIES (Note 11)	60,854	77,222
INTANGIBLE ASSETS (Note 12):		
Incorporation and start-up expenses	12	—
Other deferred charges	4,758	2,283
	4,770	**2,283**
GOODWILL IN CONSOLIDATION (Note 22):		
Companies carried by the global integration method	983	885
Companies carried by the equity method	1,528	53
	2,511	**938**
PROPERTY AND EQUIPMENT (Note 13):		
Land and buildings for own use	54,103	52,622
Other property	33,622	52,010
Furniture, installations and other	61,819	61,168
	149,544	**165,800**
CAPITAL SUBSCRIBED BUT NOT PAID	—	—
TREASURY STOCK (Note 23)	—	—
OTHER ASSETS (Note 14)	405,940	172,598
ACCRUAL ACCOUNTS (Note 15)	139,577	91,648
LOSSES AT CONSOLIDATED COMPANIES (Note 24)	36,018	31,468
CONSOLIDATED LOSS FOR THE YEAR	—	—
TOTAL ASSETS	**7,420,291**	**6,649,330**
MEMORANDUM ACCOUNTS (Note 27)	2,446,002	1,960,455

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 32 and Exhibits I, II, III and IV are an integral part of the consolidated balance sheet as of December 31, 2000.

308

Banco Español de Crédito, S.A. and Companies Composing, Together with the Bank, the Banco Español de Crédito Group

CONSOLIDATED BALANCE SHEETS

as of december 31, 2000 and 1999 (notes 1, 2, 3, and 4)

(Millions of pesetas)

Liabilities and equity	2000	1999 (*)
DUE TO CREDIT ENTITIES (Note 16):		
Demand deposits	13,233	12,585
Other deposits	2,157,344	2,007,933
	2,170,577	**2,020,518**
CUSTOMER DEPOSITS (Note 17):		
Savings deposits-		
Demand	1,581,601	1,568,162
Time	1,316,760	1,146,478
Other deposits-		
Demand	—	—
Time	1,002,966	907,137
	3,901,327	**3,621,777**
MARKETABLE DEBT SECURITIES (Note 19):		
Bonds and debentures outstanding	108,700	113,584
Promissory notes and other securities	—	11,439
	108,700	**125,023**
OTHER LIABILITIES (Note 18)	193,374	245,537
ACCRUAL ACCOUNTS (Note 15)	122,805	71,265
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20):		
Pension allowance	350,175	47,624
Provision for taxes	—	—
Other provisions	62,547	46,830
	412,722	**94,454**
GENERAL RISK ALLOWANCE	—	—
NEGATIVE DIFFERENCE IN CONSOLIDATION (Note 22)	837	1,493
CONSOLIDATED INCOME FOR THE YEAR (Note 24):		
Group	63,170	50,357
Minority interests	1,772	1,848
	64,942	**52,205**
SUBORDINATED DEBT (Note 21)	111,375	105,031
MINORITY INTERESTS (Note 22)	13,797	16,044
CAPITAL STOCK (Note 23)	234,457	244,651
ADDITIONAL PAID-IN CAPITAL	—	—
RESERVES (Note 24)	65,574	35,605
RESERVES AT CONSOLIDATED COMPANIES (Note 24)	19,804	15,727
TOTAL LIABILITIES AND EQUITY	**7,420,291**	**6,649,330**

(*) Presented solely for comparison purposes.

The accompanying Notes 1 to 32 and Exhibits I, II, III and IV are an integral part of the consolidated balance sheet as of December 31, 2000.

Banco Español de Crédito, S.A. and Companies composing, together with the Bank,
The Banco Español de Crédito Group

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

december 31, 2000 and 1999
(notes 1, 2, 3 y 4)

(Millions of pesetas)	(Debit)/Credit 2000	1999 (*)
INTEREST AND SIMILAR REVENUES (Note 30):	348,052	275,655
Of which: fixed-income securities	91,062	75,857
INTEREST AND SIMILAR EXPENSES (Note 30)	(201,166)	(133,532)
INCOME FROM EQUITY SECURITIES (Note 30):		
Common stocks and other equity securities	490	553
Shareholdings in non-Group companies	127	131
Shareholdings in Group companies	2,750	4,244
	3,367	**4,928**
NET INTEREST REVENUE	**150,253**	**147,051**
FEES COLLECTED (Note 30)	83,357	77,828
FEES PAID	(13,684)	(13,611)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS (Note 30)	5,039	915
NET ORDINARY REVENUE	**224,965**	**212,183**
OTHER OPERATING REVENUES	3,381	2,883
GENERAL ADMINISTRATIVE EXPENSES:		
Personnel expenses (Note 30)	(92,896)	(94,188)
Of which:		
Wages and salaries	(69,969)	(71,880)
Employee welfare expenses	(18,760)	(18,054)
Of which: pensions	(2,500)	(960)
Other administrative expenses (Note 30)	(31,780)	(30,670)
	(124,676)	**(124,858)**
DEPRECIATION, AMORTIZATION AND WRITE-DOWN OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (Notes 12 and 13)	(13,655)	(13,075)
OTHER OPERATING EXPENSES	(5,988)	(5,957)
NET OPERATING REVENUE	**84,027**	**71,176**
NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD:		
Equity in income of companies carried by the equity method	19,171	9,834
Equity in losses of companies carried by the equity method	(4,273)	(605)
Value adjustments for collection of dividends	(2,817)	(4,309)
	12,081	**4,920**

(Continued)

(Continuation)

(Millions of pesetas)	(Debit)/Credit 2000	1999 (*)
AMORTIZATION OF GOODWILL IN CONSOLIDATION (Note 22)	(303)	(445)
GAINS ON GROUP TRANSACTIONS:		
Gains on disposal of shareholdings in companies consolidated by the global integration method	—	1
Gains on disposal of shareholdings in companies carried by the equity method	257	9,661
Gains on transactions involving controlling company shares and Group financial liabilities	—	—
Reversal of negative differences in consolidation (Note 22)	656	—
	913	**9,662**
LOSSES ON GROUP TRANSACTIONS:		
Loss on disposal of shareholdings in companies consolidated by the global integration method	—	—
Loss on disposal of shareholdings in companies carried by the equity method	(622)	(1,226)
Loss on transactions involving controlling company shares and Group financial liabilities	—	—
	(622)	**(1,226)**
WRITE-OFFS AND CREDIT LOSS PROVISIONS (net) (Note 7)	(16,847)	(8,928)
WRITE-DOWN OF LONG-TERM FINANCIAL INVESTMENTS (net)	(103)	(658)
PROVISION TO GENERAL RISK ALLOWANCE	—	—
EXTRAORDINARY INCOME (Note 30)	12,125	14,390
EXTRAORDINARY LOSSES (Note 30)	(20,858)	(32,458)
INCOME BEFORE TAXES	**70,413**	**56,433**
CORPORATE INCOME TAX (Note 25)	(4,918)	(3,904)
OTHER TAXES	(553)	(324)
CONSOLIDATED INCOME FOR THE YEAR	**64,942**	**52,205**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 24)	1,772	1,848
INCOME ATTRIBUTED TO THE GROUP	63,170	50,357

(*) Presented solely for comparison purposes.

The accompanying Notes 1 to 32 and Exhibits I, II, III and IV are an integral part of the consolidated statement of income for the year ended December 31, 2000

Banco Español de Crédito, S.A. and Companies Composing, Together with the Bank, the Banco Español de Crédito Group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the Year Ended December 31, 2000

[1] Basis of presentation of the consolidated financial statements, consolidation principles, determination of net worth, charge to reserves and comparative information

Basis of presentation of the consolidated financial statements

The consolidated financial statements of Banco Español de Crédito, S.A. («the Bank») and companies composing, together with the Bank, the Banco Español de Crédito Group («the Group») are presented in the formats stipulated by Bank of Spain Circular 4/1991 and successive amendments thereto and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations.

These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the dependent companies which, together with the Bank, compose the Group, and include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria applied by certain consolidated companies, mainly the companies abroad, with those applied by the Bank (see Note 2).

The consolidated financial statements of the Group for the year ended December 31, 2000, which were prepared by the Bank's directors, have not yet been approved by the Shareholders' Meeting. However, it is considered that these consolidated financial statements will be approved without changes.

In 1995 and 1996, the former directors of the Bank, who had been replaced by decision of the Bank of Spain's Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the Shareholders' Meetings in 1994 and 1995 approving, inter alia, the Bank's financial restructuring plan and the 1993 and 1994 financial statements of the Bank and the Group. In 2000 Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the resolutions adopted by Banesto's Shareholders' Meetings approving the financial restructuring plan; the plaintiffs subsequently filed cassation appeals against these decisions. The claim filed against the resolutions adopted by the Shareholders' Meeting approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an appeal before the Provincial Appellate Court. The claim filed against the

312

approval of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. Additionally, claims were filed in 1998 and 1999 challenging certain resolutions adopted by the Shareholders' Meetings in 1997 and 1998 approving, inter alia, the 1996 and 1997 financial statements of the Bank and the Group. In 2000 these claims were also rejected by the courts and were subsequently appealed against by the plaintiffs. The Bank's directors and legal advisers consider that these claims will not have any effect.

The consolidated financial statements were prepared by applying the accounting principles and valuation methods described in Note 2. All obligatory accounting principles and valuation methods with a significant effect on the consolidated financial statements were applied in preparing them.

The 1999 data included in these notes to consolidated financial statements are presented solely for comparison purposes.

As a result of the adoption of the euro as the official currency effective January 1, 1999, and the full participation of Spain in the Monetary Union from the outset, and for presentation purposes, the details by currency as of December 31, 2000 and 1999, which distinguish between national currency and foreign currencies include under the "national currency" heading the balances denominated in pesetas and in the monetary units of the other EMU countries.

Consolidation principles

In accordance with Bank of Spain Circulars 4/1991 and 5/1993, the Group is defined as including all the companies which are directly and/or indirectly 20% or more owned by the Bank, engage in business activities directly relating to those of the Bank and, together with the Bank, constitute a decision-making unit.

Exhibit I lists the dependent companies composing the Group as of December 31, 2000, showing the percentage of direct and indirect ownership by the Bank at that date and other relevant data.

The dependent companies listed in Exhibit I were consolidated by the global integration method, except for SCH Gestión S.G.I.I.C., S.A., which is 20% owned by the Group and was consolidated by the proportional integration method. All material accounts and transactions between these companies and between them and the Bank were eliminated in consolidation. The equity of third parties in the Group's net worth is presented under the «Minority Interests» (see Note 22) and «Consolidated Income for the Year - Minority Interests» captions in the accompanying consolidated balance sheets (see Note 24).

Other investments

As of December 31, 2000, the Bank had direct and/or indirect holdings of more than 20% in the capital stock of other companies (see Exhibits II and III). As required by Bank of Spain Circular 4/1991 and subsequent amendments, the Bank valued these holdings in its consolidated financial statements by the equity method, since due to their activity or to the fact that the Bank does not control these holdings, they were not consolidated by the global integration method.

The remaining equity investments are presented in the accompanying consolidated balance sheets in accordance with the methods described in Note 2-e.

The salient variations and matters in the Group in 2000 were as follows:

1. Dissolution without liquidation and overall transfer of the assets and liabilities of La Mota, S.A. to its sole shareholder Banco Español de Crédito, S.A. (in June 2000).
2. Acquisition of a further 7.88% holding in Inmobiliaria Urbis, S.A., mainly as a result of the capital increase carried out at this company in July 2000, in which Banco Español de Crédito, S.A. acted as underwriter.
3. Sale to non-Group companies of the 89.71% holding in Industrias Químicas y Textiles, S.A., in December 2000.
4. Sale to non-Group companies of the main real estate asset of A.G. Activos y Participaciones, S.A. (the Bellevue complex), from which time this company has been consolidated by the global integration method.
5. Sale (in May 2000) to Inmobiliaria Urbis, S.A. of the shopping malls owned by Plataforma Sesenta y Uno, S.A. and Informática, Servicios y Productos, S.A., from when these companies have been consolidated by the global integration method.
6. Acquisition of a further 1.27% holding in Corporación Industrial y Financiera de Banesto, S.A., basically as a result of the tender offer launched in 2000 oriented towards the subsequent suspension of trading of its shares.
7. Incorporation (in July 2000) of Banesto Banca Privada Gestión, SGIIC, S.A. The Banesto Group subscribed to all the capital stock.

In accordance with standard practice, the consolidated financial statements do not include the tax effect of transferring to the Bank the accumulated reserves and retained earnings of the other consolidated companies and the holdings carried by the equity method, since it is considered that no funds will be transferred and that these funds will be used as self-financing resources at each of these companies. In any case, the net effect would not be material.

At the end of 2000, no consolidated company owned shares issued by the Bank.

Determination of net worth

As a result of application of the current regulations for the presentation of the financial statements of credit entities, in evaluating the net worth of the Group as of December 31, 2000 and 1999, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

(Millions of Pesetas)	2000	1999
Capital stock (Note 23)	234,457	244,651
Reserves (Note 24)	65,574	35,605
Reserves at consolidated companies (Note 24)	19,804	15,727
Losses at consolidated companies (Note 24)	(36,018)	(31,468)
Consolidated income for the year – Group	63,170	50,357
Net worth per books at year-end	**346,987**	**314,872**

The Bank at individual level and the consolidated Group of which the Bank is the controlling company are required to maintain minimum computable equity on the basis of their risk assets and commitments. As of December 31, 2000, the computable equity of the Bank and the Group exceeded the requirements of the currently applicable regulations.

Charge to reserves

Pursuant to Rule 13.13 of Bank of Spain Circular 4/1991, as amended by Bank of Spain Circular 5/2000, and after express authorization of the Bank of Spain, in 2000 the Bank completed, with a charge to unrestricted reserves, all the commitments accruing to employees who took early retirement in that year up to the date of effective retirement (see Note 2-j). The charge to reserves —amounting to Ptas. 20,863 million, net of the tax effect arising from the timing differences applicable to the actuarial commitments which amount to Ptas. 11,234 million (see Notes 2-j, 20, 24 and 25)— was approved by the Special Shareholders' Meetings of the Bank on December 20, 2000.

Comparative information

Bank of Spain Circular 9/1999:

Bank of Spain Circular 9/1999 amended, inter alia, the regulations on the recording of the credit loss allowance, basically through the introduction of an allowance for the statistical coverage of credit losses (see Note 2-c). The provisions to this allowance amounted to Ptas. 7,287 million in 2000 and are recorded under the "Depreciation and Amortization and Credit Loss Provisions" caption in the 2000 consolidated statement of income.

Bank of Spain Circular 5/2000:

Bank of Spain Circular 5/2000 introduced several amendments to Circular 4/1991, basically relating to the coverage of pension commitments.

Under this Circular accrued pension commitments and contingencies (in accordance with Royal Decree 1588/1999 enacting the Regulations on the instrumentation of the employers' pension commitments to employees) must be valued and covered using objective criteria, which must be at least as strict as those set forth in the aforementioned Regulations. These criteria are mainly that the applicable assumed annual interest rate shall not exceed 4% and that the life expectancy, mortality and disability tables to be used (if other than those relating to the past experience of the group concerned, properly checked) shall be those relating to domestic or foreign past experience, properly adjusted. The Bank of Spain extended to credit entities the requirement to use the Swiss GRM/F-95 past experience tables because they meet the requirements relating to the principle of prudence.

Additionally, in defining the assumptions not regulated by the aforementioned Regulations, the criteria contractually agreed upon with the beneficiaries, if any, shall be applied. In all other cases, until implementing regulations or recommendations are issued by the Ministry of Economy, prudent and consistent principles shall be applied, in all cases observing certain parameters set by the Circular itself.

Finally, Bank of Spain Circular 5/2000 specifies the transitional system for adaptation to the new pension commitment regulations, which is as follows:

1. Credit entities which have recorded an in-house allowance and opt to convert it into an external pension fund shall transfer thereto the recorded allowance in a maximum period of 10 years. If during the externalization process differences arise between the amounts to be externalized calculated by applying the new valuation methods and the in-house allowance as of December 31, 1999, such differences shall be recorded with a charge to income over a maximum period of nine years if the externalization is instrumented in an insurance contract (14 years if instrumented in a pension plan).
2. The credit entities that opt to maintain their pension allowances in-house (which is the case of the credit entities composing, together with the Bank, the Banco Español de Crédito Group) shall record the difference between the pension commitments acquired as of December 31, 1999, and the commitments calculated by applying the new valuation methods as an in-house pension allowance, with a balancing entry in a debit-balance accrual account which shall be reduced each year with a charge to the consolidated statement of income by at least one-tenth of the beginning balance. The provisions relating to a complete year were recorded in 2000.

As of December 31, 1999, the aforementioned difference amounted to Ptas. 22,409 million, and Ptas. 2,521 million were recorded with a charge to the «Extraordinary Losses» caption in the 2000 consolidated statement of income.

3. Also, the Circular stipulates that if an entity covers, fully or partially, the contingencies arising from in-house pension allowances referred to in Royal Decree 1588/1999 by taking out insurance contracts (which is the case of the credit entities composing, together with the Bank, the Banco Español de Crédito Group), the insured commitments (determined as the amount of the net level premium reserves to be recorded by the insurer plus the amount of the valuation differences arising from the return on the insurance contracts) shall be recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption, with a charge to the "Other Assets" caption in the consolidated balance sheet. As of December 31, 2000, the aforementioned insured commitments amounted to Ptas. 274,780 million (see Notes 2-j, 14 and 20).

[2] Accounting policies and valuation methods

The main accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a) Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months.

In accordance with the accounting principle of prudence and Bank of Spain regulations, the interest on nonperforming, disputed or doubtful loans, including interest subject to country risk, is not recognized as revenues until it is realized.

b) Foreign currency transactions

The balances denominated in foreign currencies were translated to pesetas at the official average («fixing») 2000 year-end exchange rates in the Spanish spot foreign currency market, except for:

1. The balances in currencies not officially traded in Spain, which were translated to pesetas basically through the U.S. dollar, using the local currency/U.S. dollar exchange rate ruling in the respective country and subsequently translating the amount in dollars so obtained to pesetas at the official Spanish 2000 year-end U.S. dollar exchange rate.
2. The income statements of the consolidated companies abroad were translated at the average 2000 exchange rates.
3. The balances arising from nonhedging forward foreign currency/foreign currency and foreign currency/peseta purchase and sale transactions, which were translated to pesetas using the exchange rates published by the Bank of

Spain for this purpose. The exchange differences disclosed were recorded under the «Gains (Losses) on Financial Transactions» caption in the consolidated statement of income.

The balances arising from hedging forward foreign currency/foreign currency and foreign currency/peseta purchase and sale transactions, which were translated to pesetas at the 2000 year-end exchange rates prevailing in the spot currency market. The premium/discount arising between the contract exchange rate for forward transactions and the exchange rate for the spot transactions hedging them is accrued over the useful life of the forward transaction, with a balancing entry in the statement of income, and is recorded as an adjustment to hedging expenses or revenues.

The amounts of capital assigned to the Bank's branches abroad are funded in foreign currencies and, accordingly, the exchange differences arising from these investments are offset by the exchange differences arising on the related financing.

The exchange differences arising in translation to pesetas of the balance sheets of the consolidated companies abroad are recorded under the «Reserves at Consolidated Companies» caption in the consolidated balance sheets, net of the portion of the differences relating to minority interests. The amount recorded in this connection was Ptas. 7 million at 2000 year-end (see Note 24).

As of December 31, 2000, the equivalent peseta value of asset and liability items denominated in foreign currencies amounted to Ptas. 758,307 million and Ptas. 846,259 million, respectively.

From December 31, 1998, the balances in currencies of the other EMU countries are first translated to euros at the fixed conversion rate published on December 31, 1998, and the resulting amount is subsequently translated to pesetas at the aforementioned fixed rate.

c) Loans and discounts, other receivables and credit loss allowance

Accounts receivable, which are basically reflected under the «Loans and Discounts» and «Due from Credit Entities» captions on the asset side of the consolidated balance sheets, are recorded at the effective amounts advanced to or drawn by the debtors, except for assets at a discount with initial maturity in up to 12 months, which are reflected at face value, the difference between this amount and the amount drawn being recorded under accrual accounts.

The «Credit Loss Allowance» is intended to cover the losses, if any, which might arise in the full recovery of all lending transactions, and of the related accumulated interest receivable, arranged by the Group.

The «Credit Loss Allowance» was calculated as follows:

1. Risks in Spain and abroad, excluding country risk: on a case-by-case basis, in accordance with Bank of Spain Circular 4/1991. Also, in accordance with Bank of Spain regulations, an additional general-purpose allowance equal to 1% of the loans, private-sector fixed-income securities, off-balance-sheet risks, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for mortgage loans and financial leases for completed housing units financed in less than 80% of the appraised value and ordinary mortgage securitization bonds) has been set up to cover risks not specifically identified but which might arise in the future.
   Pursuant to Bank of Spain Circular 9/1999, from July 1, 2000, the Group is required to record an additional allowance for the statistical coverage of credit losses based on the past experience of the Spanish credit system. Provisions must be recorded to this allowance periodically, with a charge to the statement of income, for the positive difference between the lending risk multiplied by certain coefficients and the net specific provisions to this allowance for credit losses, until the allowance reaches a level equal to three times the amount resulting from weighting the lending risk by its coefficient (see Note 1).
   If the resulting difference were negative, the amount would be credited to the statement of income with a charge to the allowance recorded in this connection to the extent of the available balance.
2. Country risk: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced in each country.

The «Credit Loss Allowance» is presented as a reduction of the balance of the «Loans and Discounts» and "Due from Credit Entities" captions in the consolidated balance sheets, except for the allowance to cover the losses, if any, that may arise from the Group's off-balance-sheet risks, which is included under the «Provisions for Contingencies and Expenses - Other Provisions» caption in the consolidated balance sheets (see Notes 6, 7 and 20).

The credit loss allowance is increased by provisions charged to period income and is decreased by definitive chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans) and, if appropriate, by reversals of previously recorded provisions (see Note 7).

d) Government debt securities, debentures and other fixed-income securities

The securities composing the Group's fixed-income securities portfolio as of December 31, 2000, have been classified as follows:

1. The securities assigned to the trading portfolio, which consists of securities held for the purpose of obtaining gains at short term, are stated at their year-end market price or, in the absence thereof, at the market price on the last market day preceding that date.

2. The securities assigned to the held-to-maturity investment portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capability to do so, are stated, pursuant to Bank of Spain instructions, at adjusted acquisition price. The acquisition price is adjusted daily by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition price over the residual life of the security.
3. The securities assigned to the ordinary investment portfolio (which consists of the securities not assigned to either of the two portfolios described above) are stated at the lower of adjusted acquisition price, as defined in paragraph 2 above, or market value. The market value of listed securities in this portfolio was deemed to be the market price on the last day of trading in 2000 and that of unlisted securities to be the discounted present value, at the market interest rates prevailing on that date, of future financial flows arising from the securities. The unrealized losses, if any, arising from comparison of the adjusted acquisition price and the market value are charged to accrual accounts or to income. Unrealized gains are not recorded for accounting purposes.

   The security price fluctuation allowance recorded with a charge to accrual accounts is recorded in the consolidated balance sheets netted off, in the same amount, by the debit-balance accrual account against which the allowance was recorded.

   The unrealized losses on securities sold to third parties under repurchase agreement are only written off in respect of the portion corresponding to the period from the expected repurchase date to the maturity date.

   In the event of disposal of these securities, the losses with respect to the adjusted acquisition price are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

The net unrealized gain between the adjusted acquisition price and the market value of the securities included under the «Government Debt Securities» and «Debentures and Other Fixed-Income Securities» captions in the consolidated balance sheet as of December 31, 2000, amounted to Ptas. 14,070 million and Ptas. 417 million, respectively (see Notes 5 and 8).

e) Equity securities

Equity securities are individually valued at the lower of acquisition cost, revalued where appropriate pursuant to the applicable enabling legislation, or market value at year-end; however, as indicated in Note 1, the Group's holdings of more than 20% in the capital stock of unlisted nonconsolidated entities and of more than 3% in the capital stock of listed nonconsolidated entities are recorded at the fraction of the net worth of the subsidiary or associated company represented by such holdings, adjusted, if appropriate, by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the valuation date.

The market value of the other equity securities was determined as follows:

1. Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.
2. Unlisted securities: underlying book value of the holding per each investee's latest available financial statements (unaudited in some cases) considering the unrealized gains, if any, existing at the time of acquisition and still existing at the time of valuation.

The unrealized losses disclosed by application of the foregoing valuation methods are covered by the security price fluctuation allowance, which is reflected as a reduction of the balances of the related captions on the asset side of the accompanying consolidated balance sheets (see Notes 9, 10 and 11) and by other provisions (see Note 20). The major shareholdings as of December 31, 2000, are listed in Exhibits II and III.

f) Intangible assets

Incorporation and start-up expenses are recorded at cost, net of accumulated amortization. These expenses basically represent lawyers' fees and public deed execution and registration expenses and are amortized on a straight-line basis over five years.

The deferred charges relate to software expenses, which are amortized on a straight-line basis over a maximum period of three years, to capital increase expenses, which are amortized over a maximum period of five years and to goodwill arising from the acquisition by the Bank in 2000 and 1999 of the business of 99 and 16 branch offices from Banco Santander Central Hispano, S.A, which will be amortized over a maximum period of 20 years. During this period, the branch offices acquired will foreseeably generate revenues exceeding the unamortized balance as of December 31, 2000, which amounted to Ptas. 4,282 million (see Note 29).

The amortization charged to consolidated income in 2000 in this connection amounted to Ptas. 361 million (see Note 12).

g) Goodwill in consolidation and negative differences in consolidation

These captions in the consolidated balance sheets reflect the asset and liability consolidation differences, respectively, which arose on the acquisition of holdings in dependent and associated companies. As required by Bank of Spain regulations, the unrealized gains, if any, on the property and equipment of each of the dependent and associated companies were taken into account in calculating goodwill.

This goodwill is amortized on a straight-line basis over ten years, on the basis of the nature of the related investments, unless there are doubts as to their recovery,

in which case they are written off immediately. It is considered that the companies which gave rise to goodwill (see Note 22) will, during the remaining amortization period of this goodwill, generate income exceeding the unamortized balances as of December 31, 2000.

The negative differences in consolidation are credited to income as and when unfavorable results are obtained at the company concerned, which were already expected at the date of acquisition of the holding, or when they relate to a realized gain.

h) Property and equipment

Operating property and equipment

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation (including the provisions of Royal Decree-Law 7/1996), net of the related accumulated depreciation (see Note 13).

Depreciation of property and equipment is provided by the straight-line method basically at the following annual rates based on the years of estimated useful life of the related assets:

	Annual Depreciation Rate
Buildings for own use	2 %
Furniture and installations	7.5 %
Office and data processing equipment	25 %

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure

These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group's operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

Provisions are presented as a reduction of the balance of the «Property and Equipment - Other Property» caption in the consolidated balance sheets (see Note 13).

i) Treasury stock

None of the Group companies held Bank shares as of December 31, 2000 and 1999.

j) Pension plan

Under the collective labor agreement currently in force, certain Spanish consolidated companies have undertaken to make payments to certain employees, or to their beneficiary rightholders, to supplement the social security benefits for retirement, permanent disability, death of spouse or death of parent.

The assumptions made in the actuarial studies conducted by independent actuaries to determine the pension commitments to serving and retired employees and for early retirements were, inter alia, the GRM/F-95 tables (the GRM/F-80 tables penalized by two years as of December 31, 1999) and an assumed annual interest rate of 4%, therefore complying with current regulations on this matter. These actuarial studies were performed on an individual basis using the projected unit credit method. This method consists of the straight-line allocation of the estimated cost per employee based on the ratio of each employee's years of past service to his or her total expected years of service.

Following are the main amounts used in the aforementioned studies, as of the end of 2000 and 1999:

(Millions of Pesetas)	2000	1999
Discounted present value		
Vested pensions of retired employees (*)	238,357	140,684
Accrued pensions of serving employees	72,416	40,958
Salary commitments to employees retired early	56,953	40,896
Long-service bonuses and other commitments	1,030	—
Total accrued commitments	**368,756**	**222,538**

(*) Including employees retired early.

These commitments are funded as follows (in millions of pesetas):

323

	2000
In-house allowance	75,395
Insurance policies taken out with Group insurance entities (*)	160,505
Insurance policies taken out with non-Group insurance entities (*)	114,275
Subtotal	350,175
Difference pursuant to the coverage schedule stipulated by the Regulations (**)	19,888
Total amount	**370,063**

(*) Pursuant to Bank of Spain Circular 5/2000, as of December 31, 2000, these amounts were recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption with a charge to the "Other Assets" caption in the consolidated balance sheet at that date (see Notes 1, 14 and 20).
(**) Pursuant to Bank of Spain Circular 5/2000, this amount was recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption in the consolidated balance sheet as of December 31, 2000, and is netted off, for the same amount, by the debit-balance account with a charge to which the allowance was recorded (see Note 1).

1. Pension commitments to retired employees:

   The discounted present value of the pension commitments to the Group's retired employees and of the pensions to be received by employees taking early retirement from the retirement date amounted to Ptas. 238,357 million as of December 31, 2000. This actuarial liability was covered by an in-house pension allowance of Ptas. 12,317 million, by policies arranged with three insurance companies, two of them outside the Group, amounting to Ptas. 223,674 million, and the remaining Ptas. 2,366 million relate to a difference pursuant to the coverage schedule stipulated in the Regulations on the Instrumentation of the Employers' Pension Commitments to Employees (see Note 1).

2. Pension commitments to serving employees:

   The discounted present value of the pension commitments to the Group's serving employees amounted to Ptas. 72,416 million as of December 31, 2000. This actuarial liability was covered by an in-house pension allowance of Ptas. 3,902 million, by policies arranged with insurance companies, one of them a Group company (Compañía Aseguradora Banesto Seguros, S.A.) amounting to Ptas. 50,992 million, and the remaining Ptas. 17,522 million relate to a difference pursuant to the coverage schedule stipulated in the Regulations on the Instrumentation of the Employers' Pension Commitments to Employees (see Note 1).

3. Early retirements:

   a. Early retirements prior to 2000-

   In 1996, 1998 and 1999 the Bank set up an allowance to cover the salary commitments to employees taking early retirement from the date of early retirement through the date of effective retirement. It recorded this allowance under the "Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheet for those years and simultaneously recognized the prepaid tax relating to these salary commitments.

   b. Early retirements in 2000-

   In 2000, the Bank offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. Accordingly, in 2000 the Bank recorded an allowance to cover the supplementary liabilities to employees taking early retirement and the salary commitments to these employees from the time of early retirement to the date of effective retirement.

   In accordance with the express authorization from the Bank of Spain dated December 19, 2000, and as approved by the Shareholders' Meetings of the Bank on December 20, 2000, this allowance was recorded with a charge of Ptas. 20,863 million to unrestricted reserves and with a charge of Ptas. 11,234 million to a prepaid taxes account (see Notes 1, 20, 24 and 25).

The actuarial liability relating to the salary commitments to these employees through the date of effective retirement is covered by an in-house allowance of Ptas. 58,146 million.

Provisions and payments

The pension cost accrued by the Group in 2000 amounted to Ptas. 8,301 million, which are recorded under the "Interest and Similar Expenses", "General Administrative Expenses – Personnel Expenses" and "Extraordinary Losses" captions in the accompanying consolidated statement of income (see Notes 20 and 30).

Payments to pensioners amounting to Ptas. 21,320 million were made in 2000 (see Note 20), of which Ptas. 12,941 million were paid with a charge to the Group's in-house allowance and the remainder with funds received from insurance companies.

k) Futures transactions

The Group uses futures instruments both to hedge its asset and liability positions and in other transactions (see Note 28).

These instruments include, inter alia, unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements (FRA's) and financial swaps (interest rate swaps —IRS's—, cross-currency swaps and foreign currency swaps).

For the specific accounting treatment of foreign currency transactions, see Note 2-b.

Pursuant to Bank of Spain regulations, transactions involving these instruments must be recorded in memorandum accounts based on either the future rights and commitments which might have an effect on net worth, or on the balances required to reflect the transactions, regardless of whether or not they affect the Group's net worth. Accordingly, these instruments' notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected and paid for options sold and purchased, respectively, must be recorded as an asset by the purchaser under the "Other Assets" caption (see Note 14) and as a liability by the writer under the "Other Liabilities" caption (see Note 18) in the consolidated balance sheets.

Transactions aimed at eliminating or significantly reducing market risks, which are performed to reduce the Group's actual risk exposure in its management of correlated assets, liabilities and futures transactions were treated as hedging transactions. The gains or losses arising on these hedging transactions were accrued symmetrically to the revenues or expenses arising from the hedged items.

Nonhedging transactions arranged on organized markets, also called trading transactions, were valued at market price, and market price variances were recorded in full in the consolidated statements of income. The credit risk on these transactions is minimized in organized markets.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in the consolidated statements of income until they are effectively settled. However, provisions were recorded with a charge to income for potential net losses, if any, on each type of risk disclosed by valuations of positions as of December 31, 2000. The types of risks considered for these purposes are interest rate, underlying asset price and currency risks.

l) Termination indemnities

Under current Spanish labor legislation, employers are required to make indemnity payments to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

m) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Permanent differences are defined as differences between the taxable income and the income per books before taxes that do not revert in subsequent years.

However, in accordance with the principle of prudence, timing differences giving rise to a deferred tax asset are not recorded in the accounts and are treated, for all effects and purposes, as permanent differences, except for the discounted present value of the provisions to the pension allowance for the portion relating to payments expected to be made to pensioners in a maximum period of ten years, the provisions to the allowance for early retirements (see Note 2-j) and the amount of the provisions to the allowance for statistical coverage recorded in accordance with Bank of Spain regulations.

The tax credit for the tax losses of 1993 and 1994, which under current legislation qualify for carryforward for offset against future income, has not been recognized as an asset, also in accordance with the principle of prudence.

Also in accordance with the principle of prudence, the unused double taxation and investment tax credits earned in prior years have not been recorded in assets (see Note 25). Entitlement to these tax credits is conditional upon compliance with the regulatorily stipulated requirements.

[3] Banco Español de Crédito, S.A.

The individual financial statements of the Group's parent company, Banco Español de Crédito, S.A. («the Bank»), represented substantially all the Group's consolidated assets and 87.2% of its consolidated income as of December 31, 2000. The Bank's individual financial statements were prepared basically in accordance with the accounting principles and methods described in Note 2.

As of December 31, 2000, the Bank conducted its business in Spain through 1,923 branch offices located throughout Spain and had a controlling interest in a finance group which provides services in the fields of financing, factoring, capital markets, etc. At that date, the Bank had no agents to which Bank of Spain Circular 5/1995 was applicable. As an additional support for its international activities, the Bank also has three branches abroad and controls certain finance entities which operate exclusively outside Spain.

The Bank's summarized balance sheets as of December 31, 2000 and 1999, and statements of income and of changes in financial position for the years then ended are as follows:

Banco Español de Crédito, S.A.

SUMMARIZED BALANCE SHEETS

as of December 31, 2000 and 1999)

(Millions of Pesetas)	2000	1999
Assets:		
Cash on hand and on deposit at central banks	50,747	155,356
Government debt securities	1,002,904	1,049,070
Due from credit entities	1,496,674	1,576,331
Loans and discounts	3,377,285	2,979,550
Debentures and other fixed-income securities	1,031,205	556,995
Common stocks and other equity securities	11,444	7,527
Shareholdings in non-Group companies	488	536
Shareholdings in Group companies	176,869	95,254
Intangible assets	4,282	1,789
Property and equipment	136,739	150,414
Other assets	367,246	126,815
Accrual accounts	151,651	99,155
Total assets	**7,807,534**	**6,798,792**
Memorandum accounts	**2,419,241**	**1,936,827**

(Millions of Pesetas)	2000	1999
Liabilities and equity:		
Due to credit entities	2,741,389	2,419,788
Customer funds	3,911,988	3,620,039
Marketable debt securities	—	—
Other liabilities	174,780	183,960
Accrual accounts	129,889	69,288
Provisions for contingencies and expenses	405,050	91,656
Income for the year	55,090	44,071
Subordinated debt	111,375	105,031
Capital stock	234,457	244,651
Reserves	43,516	20,308
Total liabilities and equity	**7,807,534**	**6,798,792**

Banco Español de Crédito, S.A.

SUMMARIZED STATEMENTS OF INCOME

for the years ended December 31, 2000 and 1999

(Millions of Pesetas)	2000	1999
Interest and similar revenues	354,449	270,250
Interest and similar expenses	(214,832)	(134,207)
Income from equity securities	10,898	17,596
Net interest revenue	**150,515**	**153,639**
Fees collected	68,147	62,836
Fees paid	(9,496)	(9,016)
Gains (losses) on financial transactions	4,304	446
Net ordinary revenue	**213,470**	**207,905**
Other operating revenues	1,527	1,574
General administrative expenses	(115,660)	(115,750)
Depreciation, amortization and write-down of property and equipment and intangible assets	(12,743)	(11,978)
Other operating expenses	(5,487)	(5,835)
Net operating revenue	**81,107**	**75,916**
Write-offs and credit loss provisions (net)	(17,218)	(9,587)
Write-down of long-term financial investments (net)	3,508	4,533
Extraordinary income	13,692	19,352
Extraordinary losses	(21,806)	(42,559)
Income before taxes	**59,283**	**47,655**
Corporate income tax and other taxes	(4,193)	(3,584)
Income for the year	**55,090**	**44,071**

Banco Español de Crédito, S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

for the years ended December 31, 2000 and 1999

(Millions of Pesetas)	2000	1999
Source of funds:		
From operations-		
Income for the year	55,090	44,071
Net provisions to accumulated special provisions and allowances	33,387	51,582
Direct write-down of assets	52	521
Period depreciation and amortization	12,744	11,978
Gains on the sale of treasury stock, shareholdings and fixed assets	(5,322)	(6,233)
Losses on the sale of treasury stock, shareholdings and fixed assets	1,688	4,701
	97,639	**106,620**
Net variation in borrowed funds and lending-		
Subordinated debt securities issued	6,344	10,022
Lending, less financing, at Bank of Spain and credit entities	505,867	756,311
Deposits	291,949	87,947
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	3,817	7,712
Sale of property and equipment and intangible assets	8,661	13,306
	816,638	**875,298**
Total funds obtained	**914,277**	**981,918**
Application of funds:		
Refund of shareholdings due to capital reduction	10,194	—
Loans and discounts	424,045	353,929
Fixed-income securities	425,072	609,146
Short-term equity securities	4,332	5,022
Acquisition of long-term investments-		
Acquisition of, and increase in, shareholdings in Group and associated companies	67,072	6,867
Additions to property and equipment and intangible assets	2,493	14,058
Other asset items less liability items (net variation)	(18,931)	(7,104)
Total funds applied	**914,277**	**981,918**

[4] Distribution of the Bank's income

The Board of Directors will propose to the Shareholders' Meeting that the Bank's 2000 net income be distributed as follows:

	(Millions of Pesetas)
Net income	**55,090**
Distribution to:	
Legal reserve	5,509
Voluntary reserves	49,581
	55,090

[5] Government debt securities

The detail of the balances of this caption in the consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
Bank of Spain certificates of deposit	—	37,214
Fixed-income securities:		
Trading portfolio	37,385	44,370
Ordinary investment portfolio	311,464	343,746
Held-to-maturity investment portfolio	670,065	643,784
	1,018,914	**1,031,900**
Security price fluctuation allowance	(464)	—
	1,018,450	**1,069,114**

In compliance with Bank of Spain Circular 2/1990 regulating the cash ratio of financial intermediaries, in 1990 the Group acquired certificates of deposit issued by the Bank of Spain amounting to Ptas. 232,392 million. These assets matured semiannually from March 1993 to September 2000 and earned annual interest at 6%.

331

The breakdown of the balances of the «Fixed-Income Securities" caption in the foregoing detail is as follows:

(Millions of Pesetas)	2000	1999
Trading portfolio–		
Other listed securities traded under the book-entry system	37,385	44,370
	37,385	**44,370**
Ordinary investment portfolio–		
Treasury bills	228,717	239,910
Other listed securities traded under the book-entry system	82,747	103,836
	311,464	**343,746**
Held-to-maturity investment portfolio-		
Other listed securities traded under the book-entry system	670,065	643,784
	670,065	**643,784**

The provisions to the "Security Price Fluctuation Allowance" amounted to Ptas. 464 million in 2000 and are recorded under the "Gains (Losses) on Financial Transactions" caption in the 2000 consolidated statement of income (see Note 30).

The average annual interest rate on the Treasury bills in 2000 was 3.8% (3.0% in 1999). The balances of the «Other Listed Securities Traded under the Book-Entry System" account in the foregoing detail reflect debentures, bonds and government debt securities. The average annual interest rate on these securities in 2000 was 7.3% (7.8% in 1999). Ptas. 1,889,117 million (effective amount) of the foregoing assets and of the assets acquired under resale agreement, which are recorded under the «Due from Credit Entities» (see Note 6) and «Loans and Discounts» (see Note 7) captions in the consolidated balance sheet as of December 31, 2000, had been sold to the Bank of Spain, to other financial intermediaries and to customers, and, accordingly, this amount is included under the «Due to Credit Entities - Other Deposits» (see Note 16) and «Customer Funds» (see Note 17) captions in the consolidated balance sheet at that date.

Ptas. 44,124 million (effective amount) were transferred from the trading portfolio to the ordinary investment portfolio in 2000, at the market price at the transfer date, net of the accrued interest. Also, ordinary investment securities were sold for Ptas. 250,125 million, at a loss of Ptas. 500 million, which are recorded under the "Gains (Losses) on Financial Transactions" caption in the 2000 consolidated statement of income (see Note 30).

The detail of the variations in 2000 the ordinary investment portfolio and in the held-to-maturity investment portfolio is as follows:

(Millions of Pesetas)	Ordinary Investment Portfolio	Held -to-Maturity Investment Portfolio
Balances at January 1, 2000	343,746	643,784
Purchases and transfers	335,465	200,138
Sales and redemptions	(378,653)	(176,613)
Variation due to adjusted acquisition price (Note 2-d)	10,906	2,756
Balances at December 31, 2000	**311,464**	**670,065**

The detail of the book and market values of the balances of the «Fixed-Income Securities - Ordinary Investment Portfolio» and «Fixed-Income Securities - Held-to-Maturity Investment Portfolio» captions as of December 31, 2000, is as follows:

(Millions of Pesetas)	Book Value	Market Value
Fixed-income securities-		
Ordinary investment portfolio (*)	311,000	308,810
Held-to-maturity investment portfolio	670,065	686,325
	981,065	**995,135**

(*) The difference between the book value and the market value of the fixed-income securities in the ordinary investment portfolio is covered by the security price fluctuation allowance recorded with a charge to accrual accounts (see Note 2-d).

The breakdown, by maturity, of the balance of this caption as of December 31, 2000, is as follows:

	Maturity				
(Millions of Pesetas)	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Total
Fixed-income securities–					
Trading portfolio	9,329	1,233	15,666	11,157	37,385
Ordinary investment portfolio	95,627	131,972	20,056	63,809	311,464
Held-to-maturity investment portfolio	199,573	—	248,380	222,112	670,065
	304,529	**133,205**	**284,102**	**297,078**	**1,018,914**

Government debt securities with a face value of Ptas. 4,285 million were securing certain own or third-party commitments as of December 31, 2000. A portion of these securities was securing loans granted to the Group by the Bank of Spain (see Note 16).

[6] Due from credit entities

The breakdown of the balances of this caption in the accompanying consolidated balance sheets, by currency and type, is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	1.167.111	1.154.191
In foreign currencies	336.485	341.164
	1.503.596	**1.495.355**
By type:		
Demand deposits–		
Current accounts	2,297	1,134
Other accounts	56,836	50,882
	59,133	**52,016**
Other–		
Deposits at credit and finance entities	672,432	594,687
Assets acquired under resale agreement (Note 5)	667,383	672,011
Other accounts	104,698	176,751
	1,444,513	**1,443,449**
Less- Credit loss allowance (Note 2-c)	(50)	(110)
	1,503,596	**1,495,355**

334

The detail, by due date, of the balance as of December 31, 2000, of the «Due from Credit Entities - Other» (excluding «Other Accounts») caption in the foregoing table and of the average interest rates at 2000 year-end, is as follows:

(Millions of Pesetas)	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Total	Average Interest Rate at Year-End
Deposits at credit and finance entities	629,696	29,605	10,131	3,000	672,432	5,3%
Assets acquired under resale agreement	599,018	68,365	—	—	667,383	4.9%
	1,228,714	**97,970**	**10,131**	**3,000**	**1,339,815**	

[7] Loans and discounts

The detail of the balances of this caption in the accompanying consolidated balance sheets, by currency and borrower sector, is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	3,120,943	2,921,301
In foreign currencies	310,152	165,796
	3,431,095	**3,087,097**
By borrower sector:		
Public authorities	133,651	164,255
Other resident borrowers	3,073,594	2,816,420
Nonresident borrowers	309,817	183,858
Less– Credit loss allowance (Note 2-c)	(85,967)	(77,436)
	3,431,095	**3,087,097**

The detail of the balances of the «Nonresident Borrowers» account as of December 31, 2000 and 1999, by geographical area, is as follows:

(Millions of Pesetas)	2000	1999
Other EU countries	74,555	40,483
United States of America	4,173	13,353
Other OECD countries	4,735	5,157
Latin America	186,831	91,287
Other countries	39,523	33,578
	309,817	**183,858**

The detail, by maturity and by loan type and status, of the "Loans and Discounts" caption as of December 31, 2000 and 1999, disregarding the balance of the «Credit Loss Allowance» account, is as follows:

(Millions of Pesetas)	2000	1999
By maturity:		
Up to 3 months	1,249,335	969,535
3 months to 1 year	581,463	634,243
1 to 5 years	606,634	632,324
Over 5 years	1,079,630	928,431
	3,517,062	**3,164,533**
By loan type and status:		
Commercial bills	504,369	435,277
Secured loans	1,015,537	1,013,944
Assets acquired under resale agreement (Note 5)	202,187	204,363
Other term loans	1,581,102	1,279,529
Demand and other loans	94,517	110,857
Financial lease	83,093	74,987
Doubtful assets	36,257	45,576
	3,517,062	**3,164,533**

As of December 31, 2000, there were no loans for material amounts without fixed maturity dates.

In July 1999 and May 2000, the Bank securitized mortgage loans amounting to approximately Ptas. 126,095 million and Ptas. 118,966 million, and all the mortgage bonds issued were subscribed by Fondo de Titulización Hipotecaria

Banesto 1 and Fondo de Titulización Hipotecaria Banesto 2, respectively (set up by Santander de Titulización, Sociedad Gestora de Fondos de Titulización, S.A.). As of December 31, 2000, all the mortgage securitization bonds outstanding at that date issued by the two Funds (the total face value of which amounted to approximately Ptas. 214,625 million) were owned by the Group (see Note 8).

Assets under financial lease contracts are reflected in the «Financial Leases» account in the foregoing detail at the principal amount of the lease payments outstanding, excluding financial charges and VAT, plus the residual value at which the purchase option may be exercised.

The advances and loans granted by the Group to the members of the Bank's Board of Directors as of December 31, 2000, amounted to Ptas. 96 million. These transactions earn average annual interest of 1.76% and mature in an average period of 10 years. Ptas. 182 million of these loans were repaid in 2000. Also, as of December 31, 2000, these holders were the guarantors of other loans amounting to Ptas. 220 million.

As of December 31, 2000, the Group had recorded loans amounting to Ptas. 16,889 million relating to the financing granted to its employees for the acquisition of shares of Banco Español de Crédito, S.A. and of Banco Santander Central Hispano, S.A.

In addition, the Bank has in certain cases financed acquisitions of its shares by third parties, and granted loans to third parties secured by shares of the Bank or Banco Santander Central Hispano, S.A. As of December 31, 2000, these financing and guarantee arrangements, net of the credit loss allowance, totaled Ptas. 1,959 million, and a restricted reserve was recorded for the book value thereof, net of the related credit loss allowance, as required by Articles 75, 79, 80 and 81 of the revised Corporations Law (see Note 24).

Credit loss allowance

The variations in 2000 and 1999 in the balances of the credit loss allowance were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	77,436	86,207
Add– Net provisions charged to income for the year–		
Period provision	30,429	29,005
Allowance released	(4,366)	(6,877)
	26,063	**22,128**
Add / (Less)-		
Transfers from "Provisions for Contingencies and Expenses" (Note 20)	—	4,041
Transfers to "Provisions for Property and Equipment" (Note 13)	(2,813)	(2,373)
Bad debt write-offs and other net variations	(14,719)	(32,567)
Balances at year-end	**85,967**	**77,436**

The Ptas. 9,369 million of written-off assets recovered and Ptas. 153 million of direct loan write-offs in 2000 are presented as a reduction of and as an addition to, respectively, the balance of the «Write-offs and Credit Loss Provisions» caption in the accompanying 2000 consolidated statement of income.

[8] Debentures and other fixed-income securities

The breakdown, by currency, listing status, type and issuer sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	487,085	154,495
In foreign currencies	75,897	93,522
	562,982	**248,017**
By listing status:		
Listed securities	336,880	246,413
Unlisted securities	226,102	1,604
	562,982	**248,017**
By type:		
Public-sector securities	2,100	3,142
Promissory notes and bills	—	14,687
Bonds and debentures	268,662	52,425
Corporate promissory notes	13,825	3,706
Other securities	278,395	174,057
	562,982	**248,017**
By issuer sector:		
Public authorities	2,100	3,142
Official credit entities	122	1,015
Other resident credit entities	12,450	23,861
Other resident sectors	272,119	45,895
Nonresidents	276,191	174,104
	562,982	**248,017**
Less– Security price fluctuation allowance (Note 2-d)	(14)	(893)
	562,968	**247,124**

As of December 31, 2000, the "Bonds and Debentures" caption included, inter alia, the bonds issued by Fondo de Titulización Hipotecaria Banesto 1 and Fondo de Titulización Hipotecaria Banesto 2 (see Note 7). The average annual interest rate on these bonds was 4.7% in 2000. Ptas. 206,039 million of these assets had been pledged to the Bank of Spain for the secured lending system (see Note 16).

As of December 31, 2000, the book and market values of the amounts included in this caption of the consolidated balance sheet were as follows:

(Millions of Pesetas)	Book Value	Market Value
Ordinary investment portfolio	532,253	532,670
Trading portfolio	30,715	30,715
	562,968	**563,385**

The average annual interest rate of the fixed-income securities on hand as of December 31, 2000, was 4.7%. The effect of discounting to present value the fixed-income securities with an interest rate lower than the average cost of the Group's borrowed funds is not material.

The total balance of the «Public-Sector Securities» account relates to securities issued by the Spanish public sector.

Ptas. 405,611 million of the total fixed-income securities on hand as of December 31, 2000, mature in 2001.

The variations in 2000 and 1999 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	248,017	131,211
Purchases	1,706,385	873,205
Sales, redemptions and other	(1,391,420)	(756,399)
Balances at year-end	**562,982**	**248,017**

The variations in the balances of the «Security Price Fluctuation Allowance» account in 2000 and 1999 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	893	21
Add– Net provision/(release)		
charged/(credited) to income for the year	(888)	872
Less- Amounts used for sales, write-downs and other	9	—
Balances at year-end	**14**	**893**

[9] Common stocks and other equity securities

This caption in the accompanying consolidated balance sheets reflects the shares of companies less than 3% owned, if listed, and less than 20% owned, if unlisted, by the Group, and units in capital market mutual funds. The detail of the balances of this caption as of December 31, 2000 and 1999, by currency and listing status, is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	47,132	45,090
	47,132	**45,090**
By listing status:		
Listed securities (*)	37,935	35,028
Unlisted securities	9,197	10,062
	47,132	**45,090**
Less– Security price fluctuation allowance	(1,556)	(1,217)
	45,576	**43,873**

(*) Including Ptas. 21,206 million of investments in credit entities.

341

The variations in 2000 and 1999 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	45,090	36,025
Purchases and subscriptions	1,619,530	615,988
Sales and redemptions	(1,617,488)	(606,923)
Balances at year-end	**47,132**	**45,090**

Most of the additions and retirements in 2000 related to the business activity of Banesto Bolsa, S.A., S.V.B.

As of December 31, 2000, the book and market values of the foregoing balances, classified either as trading or as ordinary investment portfolio, were as follows:

(Millions of Pesetas)	Book Value	Market Value
Ordinary investment portfolio	10,670	12,652
Trading portfolio	34,906	34,906
	45,576	**47,558**

The variations in the balances of the «Security Price Fluctuation Allowance» account in 2000 and 1999 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	1,217	7,751
Add– Net provision/(release) charged/(credited) to income for the year		
Period provision	786	115
Allowance released	(204)	(124)
	582	**(9)**
Less- Amounts used for sales, write-downs and other	(243)	(6,525)
Balances at year-end	**1,556**	**1,217**

[10] Shareholdings in non-Group companies

This caption in the accompanying consolidated balance sheets reflects the Group's shareholdings in associated companies, i.e. companies which, although not part of the economic group, have a lasting relationship with the Group, as defined in Bank of Spain Circular 4/1991.

The detail of the balances of this caption, by currency and listing status, as of December 31, 2000 and 1999, is as follows:

(Millions of Pesetas)	2000	1999
Unlisted securities denominated in national currency	9,620	3,210
Less– Security price fluctuation allowance	(6,003)	(1,776)
	3,617	**1,434**

Exhibit III lists these investee companies, showing the percentages of direct and indirect ownership by the Group and other relevant information.

The variations in 2000 and 1999 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	3,210	9,975
Additions	7,258	1,035
Retirements	(848)	(7,800)
Balances at year-end	**9,620**	**3,210**

The main additions in 2000 related to the holdings owned by A.G. Activos y Participaciones, S.A. and Plataforma Sesenta y Uno, S.A., which are now consolidated by the global integration method (see Note 1).

The variations in the balances of the «Security Price Fluctuation Allowance» account in 2000 and 1999 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	1,776	5,740
Add- Net provision charged to income for the year	96	127
Add/(Less)– Amounts used for sales, write-downs and other	4,131	(4,091)
Balances at year-end	**6,003**	**1,776**

[11] Holdings in Group companies

This caption in the accompanying consolidated balance sheets reflects the investments in Group companies more than 50% owned which are not consolidated by the global or proportional integration method because their business activities are not directly related with those of the Group. The percentages of direct and indirect ownership in these companies and other relevant information thereon are disclosed in Exhibit II.

As of December 31, 2000, no significant capital increases were in process of subscription.

The breakdown, by currency and listing status, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	69,996	95,476
In foreign currencies	—	3,030
	69,996	**98,506**
By listing status:		
Listed securities	39,144	22,740
Unlisted securities	30,852	75,766
	69,996	**98,506**
Less– Security price fluctuation allowance	(9,142)	(21,284)
	60,854	**77,222**

As of December 31, 2000, there were no investments in credit entities.

The variations in 2000 and 1999 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	98,506	110,422
Additions	20,899	13,150
Retirements	(49,409)	(25,066)
Balances at year-end	**69,996**	**98,506**

The salient events which gave rise to the variations in the shareholdings in Group companies in 2000 were as follows:

1. Sale to non-Group companies of the holding in Industrias Químicas y Textiles, S.A.
2. Increase of the holding in Inmobiliaria Urbis, S.A. by 7.88%, to 64.33% as of December 31, 2000.
3. A.G. Activos y Participaciones, S.A., Plataforma Sesenta y Uno, S.A. and Informática, Servicios y Productos, S.A. were consolidated for the first time by the global integration method (see Note 1).

The variations in the balances of the «Security Price Fluctuation Allowance» account in 2000 and 1999 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	21,284	36,540
Add– Net provision/(release) charged to income for the year	(187)	571
Less- Amounts used in sales, write-downs and other	(11,955)	(15,827)
Balances at year-end	**9,142**	**21,284**

Exhibit IV shows the notifications made by the Group as required by Article 86 of the revised Corporations Law and Article 53 of Securities Market Law 24/1988.

[12] Intangible assets

The variations in 2000 the balance of this caption in the accompanying consolidated balance sheet, were as follows:

(Millions of Pesetas)	Incorporation and other Start-up Expenses	Other Deferred Charges
Balances at January 1, 2000	—	2,283
Additions	14	4,560
Retirements	—	(1,726)
Amortization (Note 2-f)	(2)	(359)
Balances at December 31, 2000	**12**	**4,758**

[13] Property and equipment

The variations in 2000 in the balances of the «Property and Equipment» accounts and in the related accumulated depreciation were as follows:

(Millions of Pesetas)	Land and Buildings for Own Use	Other Property (*)	Furniture, Installations and Other	Total
Revalued cost–				
Balances at January 1, 2000	63,625	90,525	161,771	315,921
Additions	3,767	11,034	21,178	35,979
Retirements	(1,404)	(36,885)	(11,631)	(49,920)
Balances at December 31, 2000	**65,988**	**64,674**	**171,318**	**301,980**
Accumulated depreciation and provisions (Note 2-h)–				
Balances at January 1, 2000	11,003	38,515	100,603	150,121
Net provisions (releases)	1,461	(4,592)	11,833	8,702
Retirements	(579)	(5,684)	(2,937)	(9,200)
Transfers from "Credit Loss Allowance" (Note 7)	—	2,813	—	2,813
Balances at December 31, 2000	11,885	31,052	109,499	152,436
Net book value as of December 31, 2000	**54,103**	**33,622**	**61,819**	**149,544**

(*) Approximately 71.75% of the balance of «Revalued Cost» and 94.48% of the balance of «Accumulated Depreciation and Provisions» as of December 31, 2000, relate to property and equipment acquired through foreclosure of other assets (see Notes 2-h and 30) (73.3% and 95.1%, respectively, as of December 31, 1999).

As of December 31, 2000, the Group had no rights on leased assets.

The Bank and one of the Spanish nonconsolidable Group companies revalued their property and equipment pursuant to Royal Decree-Law 7/1996 and to previous revaluation laws.

[14] Other assets

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
Tax receivables (*)	47,678	32,244
Options purchased	13,937	15,372
Checks drawn on credit entities	9,683	16,465
Insurance contract linked to pension and similar obligations	203,601	—
Difference due to assignment of investments relating to insurance contracts linked to pensions (**)	71,179	—
Other items	86,409	143,832
Less- Specific allowance for other assets	(26,547)	(35,315)
	405,940	**172,598**

(*) As of December 31, 2000, including deferred tax assets amounting to Ptas. 33,210 million (see Notes 2-m and 25).
(**) See Notes 1, 2-j and 20.

The variations in the balances of the «Specific Allowance for Other Assets» account in 2000 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	35,315	—
Add/(Less)-		
Reclassification from "Provisions for Contingencies and Expenses		
– Other Provisions" (Notes 1 and 20)	—	28,019
Net release credited to income	(397)	(1,234)
Amounts used, write-downs and other	(8,371)	8,530
Balances at year-end	**26,547**	**35,315**

[15] Accrual accounts

The detail of the balances of the asset and liability «Accrual Accounts» captions in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
Asset accrual accounts:		
Prepaid interest on funds taken at a discount	108	79
Unmatured accrued interest revenues on investments not taken at a discount	92,318	70,257
Prepaid expenses	698	282
Other accruals	46,453	21,030
	139,577	**91,648**
Liability accrual accounts:		
Interest revenues collected early on investments taken at a discount	7,010	5,129
Unmatured costs incurred on funds not taken at a discount	40,917	27,353
Accrued expenses	21,375	15,062
Other accrual accounts	53,503	23,721
	122,805	**71,265**

[16] Due to credit entities

The breakdown, by currency and type of transaction, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	1,746,317	1,757,438
In foreign currencies	424,260	263,080
	2,170,577	**2,020,518**
By type:		
Demand deposits-		
Current accounts	2	3,837
Other accounts	13,231	8,748
	13,233	**12,585**
Other deposits–		
Bank of Spain–		
Credit account drawdowns	201,520	133,404
Assets sold under repurchase agreement (Note 5)	358,450	571,758
	559,970	**705,162**
Time deposits	736,105	571,010
Assets sold under repurchase agreement (Note 5)	838,784	671,262
Other accounts	22,485	60,499
	2,157,344	**2,007,933**
	2,170,577	**2,020,518**

As of December 31, 2000, the limit assigned by the Bank of Spain to the Group for the system of credit lines guaranteed by public-sector funds and other assets amounted to Ptas. 226,701 million.

349

The detail, by due date, of the balance as of December 31, 2000, of the «Other Deposits» account in the foregoing table, and of the average interest rates at that date, is as follows:

(Millions of Pesetas)	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Total	Average Interest Rate at Year-End
Bank of Spain:						
Credit account drawdowns	201,520	—	—	—	201,520	4.9%
Assets sold under repurchase agreement	358,450	—	—	—	358,450	4.9%
Time deposits	525,996	210,109	—	—	736,105	5.0%
Assets sold under repurchase agreement	751,869	86,915	—	—	838,784	4.9%
Other accounts	3,708	—	1,924	16,853	22,485	4.3%
	1,841,543	**297,024**	**1,924**	**16,853**	**2,157,344**	

[17] Customer deposits

The detail of the balances of this caption in the accompanying consolidated balance sheets, by currency and depositor sector, is as follows:

(Millions of Pesetas)	2000	1999
By currency:		
In national currency	3,632,576	3,393,157
In foreign currencies	268,751	228,620
	3,901,327	**3,621,777**
By depositor sector:		
Public authorities	118,279	104,874
Other residents	3,249,512	3,087,857
Nonresidents	533,536	429,046
	3,901,327	**3,621,777**

350

The detail, by geographical area, of the balances of the «Nonresidents» account as of December 31, 2000 and 1999, in the foregoing table, is as follows:

(Millions of Pesetas)	2000	1999
Other EU countries	252,824	190,620
United States of America	31,739	73,819
Other OECD countries	34,999	40,979
Latin America	192,113	113,103
Other countries	21,861	10,525
	533,536	**429,046**

The detail, by type, of the balances of the «Other Residents» account as of December 31, 2000 and 1999, is as follows:

(Millions of Pesetas)	2000	1999
Demand deposits	765,292	760,247
Savings accounts	675,583	677,345
Time deposits	1,019,787	894,534
Assets sold under repurchase agreement (Note 5)	788,815	755,730
Other accounts	35	1
	3,249,512	**3,087,857**

The detail, by due date, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the accompanying consolidated balance sheet as of December 31, 2000, is as follows:

	(Millions of Pesetas)
Savings deposits – Time-	
Up to 3 months	877,324
3 months to 1 year	274,800
1 to 5 years	155,747
Over 5 years	8,889
	1,316,760
Other deposits – Time-	
Up to 3 months	836,466
3 months to 1 year	150,139
1 to 5 years	10,252
Over 5 years	6,109
	1,002,966

[18] Other liabilities

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
Allowance for income lock-in	21,964	9,491
Tax collection accounts	59,227	55,831
Items to be adjusted arising from futures transactions	36,788	74,522
Sundry payables (consignments, guarantees, etc.)	57,986	83,714
Other items	17,409	21,979
	193,374	**245,537**

The variations in the balances of the «Allowance for Income Lock-in» account in 2000 and 1999 were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	9,491	—
Add/(Less)		
Reclassification from "Provisions for Contingencies and Expenses – Other Provisions" (Note 20)	—	2,164
Net provision/(release) charged/(credited) to income for the year	(2,671)	592
Sale of branches to Banco Santander Central Hispano, S.A. (Note 29)	15,209	6,735
Other variations	(65)	—
Balances at year-end	**21,964**	**9,491**

[19] Marketable debt securities

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2000, related to bonds and debentures totaling Ptas. 108,700 million issued by Banesto Issuances Ltd., which bear average annual interest of 5.69%. Of this amount, Ptas. 33,278 million mature in 2001.

[20] Provisions for contingencies and expenses

The breakdown of the balances of this caption in the accompanying consolidated balance sheets is as follows:

(Millions of Pesetas)	2000	1999
Pension allowance (Note 2–j)	350,175	47,624
Other provisions–		
Allowance for off-balance-sheet risks (Note 2–c)	838	1,764
Other allowances	61,709	45,066
	62,547	**46,830**
	412,722	**94,454**

The balance of the «Other Allowances» account relates to provisions recorded to provide for specific certain or contingent liabilities.

The variations in 2000 and 1999 in the balances of the «Provisions for Contingencies and Expenses» caption in the accompanying consolidated balance sheets were as follows:

(Millions of Pesetas)	2000		1999	
	Pension Allowance	Other Provisions	Pension Allowance	Other Provisions
Balances at the beginning of the year	47,624	46,830	44,182	73,724
Add/ (Less)–				
Net provision charged to period income (Notes 1, 2-j and 30)	8,301(*)	16,981	4,886	20,775
Provision for commitments to employees taking early retirement-				
Charged to unrestricted reserves (Notes 1, 2-j and 24)	20,863	—	25,972	—
Charged to prepaid taxes (Notes 1, 2-j and 25)	11,234	—	10,944	—
Addition of in-house allowance insured as of January 1, 2000	274,372	—	—	—
Variation in net level premium reserves at insurance companies	7,718	—	—	—
Transfer to "Other Assets" (Note 14)	—	—	—	(28,019)
Transfer to "Other Liabilities" (Note 18)	—	—	—	(2,164)
Insurance premiums paid	—	—	(29,248)	—
Payments to pensioners and early retirees (Note 2–j)	(21,320)	—	(11,046)	—
Transfer from/to "Other Provisions"	1,030	(1,030)	1,207	(1,207)
Transfer to "Credit Loss Allowance" (Note 7)	—	—	—	(4,041)
Amounts used, write-offs, recoveries and other	353	(234)	727	(12,238)
Balances at year-end	**350,175**	**62,547**	**47,624**	**46,830**

(*) Of which Ptas. 2,035 million relate to the financial cost allocated to the pension allowance recorded, Ptas. 2,500 million to personnel expenses and Ptas. 3,766 million to extraordinary losses for the year.

354

[21] Subordinated debt

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

Issuer	(Millions of Pesetas) 2000	1999	Currency	Foreign Currency Amount (Millions)	Interest Rate	Maturity
Banesto Finance, Ltd.:						
Subordinated bonds	25,365	25,365	FF	1,000	5.25%	June, 2008
Subordinated bonds	32,366	29,978	US$	181	3-month Libor + 0.5% for the first year and between 0.875% and 1.4% thereafter	Perpetual (*)
Subordinated bonds	26,822	24,844	US$	150	7.5%	March, 2007
Banesto Delaware, Ltd.:						
Subordinated bonds	26,822	24,844	US$	150	8.25%	July, 2002
	111,375	105,031				

(*) Cancelable from October 21, 2010, or before that date upon prior written authorization from the Bank of Spain.

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors. None of these issues is convertible into Bank shares. The issues are guaranteed by Banco Español de Crédito, S.A., where the funds obtained therefrom are deposited.

The total charge to income for the cost of subordinated debt in 2000 amounted to Ptas. 8,387 million.

[22] Goodwill in consolidation, negative difference in consolidation and minority interests

The detail, by company, of the balances of these captions in the accompanying consolidated balance sheets, is as follows:

(Millions of Pesetas)

Goodwill in Consolidation	2000	1999
Companies consolidated by the global integration method:		
Banesto Bolsa, S.A., S.V.B.	79	156
Banco de Vitoria, S.A.	641	729
Corporación Industrial y Financiera de Banesto, S.A.	263	—
	983	**885**
Companies carried by the equity method:		
Banesto Seguros, S.A.	—	53
Inmobiliaria Urbis, S.A.	1,276	—
Other	252	—
	1,528	**53**
	2,511	**938**

(Millions of Pesetas)

Negative Difference in Consolidation	2000	1999
Companies consolidated by the proportional integration method:		
SCH Gestión S.G.I.I.C., S.A.	837	837
Companies carried by the equity method:		
Desarrollo Informático, S.A.	—	656
	837	**1,493**

(Millions of Pesetas) Minority Interests	2000	1999
Deposit entities:		
Banco de Desarrollo Económico Español, S.A	5	5
Banco de Vitoria, S.A.	330	316
Other entities:		
Corporación Industrial y Financiera de Banesto, S.A.	99	542
Banesto Holdings, Ltd.	12,857	14,635
Aljarafe Golf, S.A.	504	546
Oil-Dor, S.A.	2	—
	13,797	**16,044**

The variations in 2000 and 1999 in the balances of these captions in the accompanying consolidated balance sheets were as follows:

(Millions of Pesetas) Goodwill in Consolidation	2000	1999
Balances at the beginning of the year	938	1,383
Additions	1,876	—
Amortization	(303)	(445)
Balances at year-end	**2,511**	**938**

(Millions of Pesetas) Negative Difference in Consolidation	2000	1999
Balances at the beginning of the year	1,493	1,119
Additions	—	837
Retirements	(656)	(463)
Balances at year-end	**837**	**1,493**

(Millions of Pesetas) Minority Interests	2000	1999
Balances at the beginning of the year	16,044	13,482
Inclusion and exclusion of new companies in/from the Group and change in percentages of ownership	(4,188)	546
Exchange differences and other	1,941	2,016
Balances at year-end	**13,797**	**16,044**

The balance of "Minority Interests" at Banesto Holdings, Ltd. relates basically to the US$ 100 million nonvoting preferred stock issue by this company in 1992, which is guaranteed by the Bank and carries entitlement to a fixed annual dividend of 10.5%. These shares are fully or partially redeemable at the issuer's option, subject to prior consent by the Bank of Spain. The balance outstanding as of December 31, 2000, amounted to US$ 77,295,400, following the purchases and subsequent redemptions by Banesto Holding Ltd. itself in 2000.

[23] Capital stock and treasury stock

As of December 31, 2000, the capital stock of Banco Español de Crédito, S.A., the only capital stock included in the accompanying consolidated balance sheet as a result of the consolidation process, consisted of 612,659,404 fully subscribed and paid registered shares of €2.30 (Ptas. 382.69) par value each (all with identical voting and dividend rights), all of which were listed on the Spanish stock exchanges. At that date neither the Bank nor any Group company held shares of treasury stock.

In accordance with Law 46/1998, and as authorized by the Shareholders' Meeting on February 10, 1998, on January 25, 1999, the Bank's Board of Directors resolved to redenominate in euros the capital stock amount of the Bank, adjusting the par value of the shares to €2.40 and, for rounding off purposes, resolved to reduce the Bank's capital stock by €2,480,301.07 (Ptas. 413 million). This amount was credited to restricted reserves (see Note 24).

Pursuant to a resolution of the Bank's Board of Directors on January 26, 2000, approved by the Shareholders' Meeting on February 18, 2000, capital stock was reduced €0.10 per share through reimbursement to the shareholders. After this capital reduction, the capital stock of the Bank stood at €1,409,116,629.20 (Ptas. 234,457 million).

The Bank's majority shareholder as of December 31, 2000, was the Santander Central Hispano Group, which held 98.54% of the Bank's capital stock.

On February 16, 1999, the Shareholders' Meeting of the Bank resolved to authorize the Board of Directors to increase the Bank's capital stock, at one or several times, by up to €735,191,284.8, with or without additional paid-in capital, through the issuance of voting or nonvoting shares, within the periods and in the form stipulated by the applicable legislation, amending, as appropriate, Article 5 of the bylaws.

On February 4, 1997, the Bank's Shareholders' Meeting authorized the Board of Directors to issue, at one or several times during a maximum period of five years from the date of that Shareholders' Meeting, up to Ptas. 30,000 million of debentures convertible into new shares of the Entity.

On February 18, 2000, the Bank's Shareholders' Meeting authorized the Board of Directors for the purpose of the derivative acquisition of own shares by the Bank and its subsidiaries within the legally stipulated limits during a maximum period of 18 months from the date of that Shareholders' Meeting.

On January 31, 2001, the Bank's Board of Directors resolved to propose to the Shareholders' Meeting a reduction in capital stock of €0.12 per share through reimbursement to the shareholders. After this capital reduction, the capital stock of the Bank will amount to €1,335,597,500.72 (Ptas. 222,225 million) and consist of 612,659,404 registered shares of €2.18 (Ptas. 362.72) par value each.

[24] Reserves, reserves at consolidated companies, losses at consolidated companies and income attributed to minority interests

The variations in 2000 and 1999 in the balances of these captions in the accompanying consolidated balance sheets were as follows:

(Millions of Pesetas)	2000	1999
Balances at the beginning of the year	19,864	5,157
Distribution of prior year's income	50,357	40,198
Variation due to exchange differences at foreign companies (Note 2-b)	2	68
Net charge for early retirements (Notes 1 and 2-j)	(20,863)	(25,972)
Restricted reserve for redenomination of capital in euros (Note 23)	—	413
Balances at year-end	**49,360**	**19,864**

359

Reserves

The balances of this caption in the accompanying consolidated balance sheets are made up as follows:

(Millions of Pesetas)	2000	1999
Restricted reserves–		
Reserve for treasury stock (Notes 2-i and 23) and for loans to purchase shares of the Bank and of Banco Santander Central Hispano, S.A. (Note 7)	1,959	3,610
Reserve for redenomination of capital in euros (Note 23)	413	413
Reserves	63,202	31,582
	65,574	35,605

Under Articles 75, 79, 80 and 81 of the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the financing and guarantees provided to third parties to acquire Bank or Banco Santander Central Hispano, S.A. shares, net of the related credit loss allowances. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist.

Legal reserve

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose

Reserves at consolidated companies and losses at consolidated companies

The detail, by company, of the balance as of December 31, 2000, of the reserves and losses at consolidated companies is as follows:

(Millions of Pesetas)
Reserves at Consolidated Companies

Companies consolidated by the global integration method:	
Corporación Industrial y Financiera de Banesto, S.A.	8,143
Banesto Bolsa, S.A., S.V.B.	4,046
Banco de Vitoria, S.A.	1,870
Banesto Pensiones, E.G.F.P., S.A.	1,247
Other companies	2,411
	17,717
Companies carried by the equity method:	
Desarrollo Informático, S.A.	855
Sistemas 4B, S.A.	163
Crinaria, S.A.	1,026
Other companies	36
	2,080
Translation differences (Note 2-b)	7
	19,804

341

(Millions of Pesetas)
Losses at Consolidated Companies

Companies consolidated by the global integration method:	
Informática, Servicios y Productos, S.A.	6,332
Gedinver e Inmuebles, S.A.	3,983
Nordin, S.A.	4,859
Agrícola los Juncales, S.A	1,539
Other companies	5,764
	22,477
Companies carried by the equity method:	
Inmobiliaria Urbis, S.A.	6,112
Inversiones Turísticas, S.A.	2,566
Other companies	4,863
	13,541
	36,018

Ptas. 16,414 million of the balances of the "Reserves at Consolidated Companies" caption in the consolidated balance sheet as of December 31, 2000, relate to restricted reserves.

Income attributed to minority interests

The detail, by company, of the balances of this caption in the accompanying consolidated statements of income is as follows:

(Millions of Pesetas)	2000	1999
Banesto Holdings, Ltd.	1,751	1,706
Other companies	21	14
	1,772	**1,848**

[25] Tax matters

In the period from 1993 to 1998 the Bank, as the controlling company, filed consolidated tax returns together with the Spanish dependent companies that met the requirements stipulated in the regulations on taxation of the consolidated income of corporate groups. However, from 1999 onwards, the Bank resolved to file consolidated tax returns as part of the corporate Group controlled by Banco Santander Central Hispano, S.A. (see Note 23).

The balance of the «Customer Deposits – Other Deposits» caption in the accompanying consolidated balance sheet as of December 31, 2000, includes the liability for the various applicable taxes.

In accordance with Bank of Spain guidelines and the accounting principle of prudence, in 1993 and 1994 the Group did not record the tax asset arising from its entitlement to offset in future years the tax losses reported in those years, or from the expectation that items treated as nondeductible in those years will become deductible in future years, for which reason they were classified as permanent differences.

As indicated in Note 2-j, in 2000 the Bank recorded a prepaid tax of Ptas. 11,234 million for the salary commitments to employees who took early retirement through the date of effective retirement.

From 1999 the companies which through 1998 were part of the consolidated tax Group controlled by Banco Español de Crédito, S.A. have filed consolidated tax returns together with the consolidated tax Group controlled by Banco Santander Central Hispano, S.A. Following is the estimated reconciliation of the income per books to the taxable income prepared on the assumption that the consolidated Group controlled by Banco Español de Crédito, S.A. existed as of December 31, 2000:

	(Millions of Pesetas)
Income per books	64,942
Permanent differences:	
Increases-	31,697
Banco Español de Crédito, S.A.	24,596
Other individual companies and consolidation adjustments	7,101
Decreases-	(51,331)
Banco Español de Crédito, S.A.	(39,316)
Other individual companies and consolidation adjustments	(12,015)
Timing differences:	
Increases	6,928
Decreases	(11,426)
Taxable income	**40,810**

363

For the purpose of determining the corporate income tax expense recorded by the Group, regard should be had to the fact that the tax losses incurred at the Group companies before the extinction of the consolidated tax Group headed by Banco Español de Crédito, S.A. can only be carried forward for offset by the entities at which they arose. After filing the 1999 tax return, the tax losses qualifying for carryforward at the Banco Español de Crédito Group companies amounted to approximately Ptas. 82,000 million. Additionally, it should be taken into account that a corporate income tax expense of Ptas. 3,649 million was recorded for 2000, relating to the portion accrued on the payments made in the year to the employees who took early retirement.

The Bank has 1996 through 1999 open for review by the tax inspection authorities for the main taxes applicable to it. The other consolidated companies generally have the years for which the statute of limitations has not expired open for tax audit.

Under the conditions published in the Official State Gazette by Resolution of the Bank of Spain dated March 28, 1994 (see Note 26), the Deposit Guarantee Fund will be liable to the successful bidder, Banco Santander, S.A. (now Banco Santander Central Hispano, S.A.— see Note 23), on behalf of Banco Español de Crédito, S.A., for any tax contingencies of the Bank arising from taxable events which occurred prior to the date of publication of the auction conditions, provided that the Deposit Guarantee Fund is notified of any such claim within a period of five years and one month from the date of formalization of the sale of the shares auctioned. Pursuant to the aforementioned auction conditions, the successful bidder waived any rights arising from the above-mentioned guarantee.

The varying interpretations which can be made of certain tax regulations applicable to the Group's operations might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank's directors and its tax advisers consider that the tax charge, if any, which might arise from future inspections by the tax authorities would not materially affect the 2000 financial statements of the Group.

The Banco Español de Crédito Group companies included in the consolidated tax group, the controlling company of which is Banco Santander Central Hispano, S.A. are Banco Español de Crédito, S.A., Banco del Desarrollo Económico Español, S.A., Corporación Industrial y Financiera de Banesto, S.A., Banesto Bolsa, S.A., S.V.B. and another 50 companies.

The other Group companies will file individual tax returns in accordance with the tax regulations applicable in their country of residence.

[26] Legal matters

On March 28, 1994, the Bank of Spain issued a Resolution whereby it called for bids for the 73.45% of the capital stock of Banco Español de Crédito, S.A. relating to the capital increase of Ptas. 180,000 million approved by the Special Shareholders' Meeting on March 26, 1994, which was fully subscribed by the Deposit Guarantee Fund.

As stipulated in the aforementioned auction conditions, the Deposit Guarantee Fund will be liable to Banco Santander, S.A. (currently Banco Santander Central Hispano, S.A.), as the successful bidder, and on behalf of Banco Español de Crédito, S.A., for the economic losses for the latter arising from any legal proceedings against it which may be initiated during a period of two years from the date of publication of the auction conditions, pursuant to firm and final court decisions, as a result of associative disputes relating to events which occurred prior to the execution of the purchase and sale contract for the shares obtained by auction. Pursuant to the aforementioned auction conditions, the successful bidder waived any rights arising from the above-mentioned guarantee in favor of Banco Español de Crédito, S.A. The claim filed by Carlisle Ventures, Inc. against Banco Español de Crédito, S.A. based on the share subscription agreements entered into by the two companies in connection with the capital increase of August 1993 at the Bank, meets the aforementioned requirements to qualify for coverage by the Deposit Guarantee Fund.

[27] Memorandum accounts

The detail of the balances of this caption in the accompanying consolidated balance sheets, which include, inter alia, the Group's main commitments and contingent liabilities that arose in the normal course of its operations, is as follows:

(Millions of Pesetas)	2000	1999
Contingent liabilities:		
Assets assigned to sundry obligations	34,931	2,048
Guarantees and other sureties provided	788,848	604,255
Other contingent liabilities	37,319	42,328
	861,098	**648,631**
Commitments:		
Balances drawable by third parties-		
Credit entities	111,808	187,805
Public authorities	121,724	76,778
Other residents	974,164	904,033
Nonresidents	167,089	19,409
	1,374,785	**1,188,025**
Other commitments	210,119	123,800
	1,584,904	**1,311,825**
	2,446,002	**1,960,455**

366

[28] Futures transactions

The detail as of December 31, 2000 and 1999, of the unmatured notional or contractual amounts, by type of derivative, arranged by the Group is as follows:

(Millions of Pesetas)	2000	1999
Unmatured foreign currency purchase and sale transactions:		
Purchases	393,026	898,845
Sales	186,822	568,381
Financial asset purchase and sale transactions:		
Purchases	90,829	87,119
Sales	129,984	130,886
Securities and interest rate futures:		
Purchased	11,596	152,166
Sold	35,676	91,005
Options:		
On securities–		
Purchased	234,641	377,836
Written	444,035	532,606
On interest rates–		
Purchased	29,334	25,500
Written	28,834	25,000
On foreign currencies–		
Purchased	37,592	17,135
Written	37,592	17,135
Other interest rate transactions:		
Forward rate agreements (FRA's)	12,573	27,402
Interest rate swaps (IRS's)	3,136,664	1,403,502

The notional amounts of these transactions do not necessarily reflect the volume of credit risk and other types of economic risk inherent thereto assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination of them. Most of the unmatured forward transactions were arranged to hedge the effects of fluctuations in interest rates, exchange rates or market prices. Any estimated potential loss on transactions of this type at year-end is adequately provisioned or offset by estimated potential gains on transactions of the same nature (see Note 2-k).

[29] Transactions with Santander Central Hispano Group companies, associated companies and nonconsolidable Banco Español de Crédito Group companies

The detail of the major balances of the Group with the other Santander Central Hispano Group companies (see Note 23), associated companies and nonconsolidable dependent Banco Español de Crédito Group companies as of December 31, 2000 and 1999, is as follows:

(Millions of Pesetas)	2000	1999
Assets–		
Due from credit entities	183,337	178,908
Loans and discounts	68,524	54,092
	251,861	**233,000**
Liabilities–		
Due to credit entities	162,191	175,722
Customer deposits	6,742	30,390
	168,933	**206,112**
Memorandum accounts–		
Contingent liabilities	36,964	30,939
Commitments	53,501	95,077
	90,465	**126,016**
Statement of income–		
Debit-		
Interest and similar expenses	6,308	5,185
Fees paid	33	30
Credit-		
Interest and similar revenues	14,609	6,136
Income from equity securities	2,878	4,375
Fees collected	2,620	134

As part of the branch network reorganization process implemented by the Santander Central Hispano Group in 2000, Banco Español de Crédito, S.A. acquired the business of 99 branch offices from Banco Santander Central Hispano, S.A. and sold to this entity the business of another 99 branch offices.

368

Banco Español de Crédito, S.A. paid Ptas. 17,102 million (including VAT) for the business acquired, and this amount is recorded under the "Intangible Assets – Other Deferred Charges and "Accrual Accounts" captions on the asset side of the accompanying consolidated balance sheet as of December 31, 2000 (see Note 2-f).

The price collected for the business sold, amounting to Ptas. 16,719 million (including VAT), was credited, net of VAT and of selling expenses, to the "Other Liabilities – Allowance for Income Lock-in" caption in the accompanying consolidated balance sheet as of December 31, 2000 (see Note 18).

[30] Statement of income

Following is certain relevant information in connection with the accompanying consolidated statements of income:

a) Geographical breakdown

The following table shows the geographical breakdown of the main balances in the accompanying consolidated statements of income, by country of location of the Group branches and companies giving rise to them:

(Millions of Pesetas)	2000	1999
Interest and similar revenues–		
Spain	310,892	247,080
Other European countries	28,662	22,850
America	8,498	5,725
	348,052	**275,655**
Income from equity securities–		
Spain	3,367	4,928
	3,367	**4,928**
Fees collected–		
Spain	82,997	77,520
Other European countries	129	102
America	231	206
	83,357	**77,828**
Other operating revenues–		
Spain	3,354	2,869
Other European countries	23	14
America	4	—
	3,381	**2,883**
Interest and similar expenses–		
Spain	169,433	109,764
Other European countries	27,661	20,116
America	4,072	3,652
	201,166	**133,532**
Gains (losses) on financial transactions–		
Spain	5,131	1,199
Other European countries	(89)	(224)
America	(3)	(60)
	5,039	**915**

370

b) Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the accompanying consolidated statements of income is as follows:

(Millions of Pesetas)	2000	1999
Interest and similar revenues–		
Cash at Bank of Spain and other central banks	2,351	1,426
Due from credit entities	74,415	57,221
Fixed-income securities	94,062	75,857
Loans and discounts	176,092	140,519
Other revenues	1,132	632
	348,052	**275,655**
Fees collected–		
Contingent liabilities	5,755	5,215
Collection and payment services	33,719	32,073
Securities services	39,879	36,609
Other transactions	4,004	3,931
	83,357	**77,828**
Interest and similar expenses–		
Due to Bank of Spain	15,178	6,344
Due to credit entities	75,535	51,814
Deposits	97,122	62,311
Bonds and other marketable debt securities	6,298	4,465
Cost allocable to the recorded pension allowance (Notes 2-j and 20)	2,035	1,901
Other interest	4,998	6,697
	201,166	**133,532**

(Continued)

(Continuation)

(Millions of Pesetas)	2000	1999
Gains (losses) on financial transactions–		
Fixed-income securities trading portfolio	874	(2,770)
Fixed-income securities investment portfolio	(964)	(2,005)
Equity securities portfolio	(2,367)	4,420
Sale of financial assets	785	1,082
Securities and interest rate futures transactions-		
Financial futures	(1,986)	1,963
Options	3,725	(2,017)
Forward transactions settled by differences	(16)	5
Provisions recorded	(278)	(65)
Other futures transactions	2,714	(1,313)
Exchange differences	2,285	1,615
Securities payable	267	—
	5,039	915

As regards derivatives transactions, as of December 31, 2000, provisions had been recorded with a charge to the accompanying 2000 consolidated statement of income for the net potential losses on trading transactions arranged outside organized markets (see Note 2-k).

General administrative expenses - Personnel expenses–

The average number of employees at the Group in 2000, by professional category, was as follows:

Top management	30
Supervisors	7,841
Clerical staff	3,746
General services	31
Staff at subsidiaries and branches abroad	97
Other nonbanking companies	222
	11,967

Directors' remuneration and other benefits

In 2000 the Bank's Board members did not earn any per diems or directors' fees from the Bank or from other Group companies.

372

The balance of the «General Administrative Expenses - Personnel Expenses» caption includes the compensation of executives who are also members of the Bank's Board of Directors, which in 2000 amounted to Ptas. 1,261 million. In 2000 the pension commitments to Group executives who were also on the Bank's Board of Directors (both serving and retired), which are included in the accrued commitments to the entire staff, amounted to Ptas. 1,910 million. In 1996 the pension commitments to Board members who are serving Bank employees were insured with an insurance company. The capital guaranteed by life insurance policies for these directors who are also employees amounted to Ptas. 284 million as of December 31, 2000.

General administrative expenses – Other administrative expenses–

The detail of the balances of this caption in the accompanying consolidated statements of income is as follows:

(Millions of Pesetas)	2000	1999
Buildings, installations and materials	9,338	9,576
Computer hardware and communications equipment	10,471	9,781
Advertising and publicity	2,030	2,167
Lawyers and legal matters	223	304
Technical reports	1,174	906
Guard and cash transport services	1,332	1,208
Governing and supervisory bodies	11	11
Levies and taxes	1,743	1,887
Other general expenses	5,458	4,830
	31,780	**30,670**

Extraordinary income/Extraordinary losses

The balance of the "Extraordinary Income" caption in the 2000 consolidated statement of income includes mainly Ptas. 4,022 million relating to revenues from collections of interest earned in prior years and Ptas. 6,142 million relating to gains on the sale of property and equipment.

The balance of the "Extraordinary Losses" caption in the 2000 consolidated statement of income includes basically Ptas. 3,766 million of provisions to the pension allowance (see Notes 2-j and 20), Ptas. 1,557 million of losses on the sale of property and equipment and Ptas. 9,321 million of net provisions to "Provisions for Contingencies and Expenses".

[31] Statements of changes in financial position

The statements of changes in the Group's financial position for 2000 and 1999 are as follows:

(Millions of Pesetas)	2000	1999 (*)
Source of funds-		
From operations-		
Income for the year	64,942	52,205
Net provisions to special provisions and allowances	32,585	44,831
Direct write-down of assets	153	533
Period depreciation and amortization	13,625	13,210
Gains on the sale of treasury stock, shareholdings and fixed assets	(6,142)	(7,604)
Losses on the sale of treasury stock, shareholdings and fixed assets	2,073	5,185
	107,236	**108,360**
Net variation in borrowed funds and lending–		
Subordinated debt securities issued	6,344	10,022
Lending, less financing, at Bank of Spain and credit entities	249,419	425,394
Fixed-income securities	—	—
Debt securities	—	41,207
Deposits	279,550	69,309
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	14,767	32,866
Sale of property and equipment and intangible assets	8,995	19,967
Other asset items less liability items (net variation)	2,977	—
Minority interests	—	2,562
	562,052	**601,327**
Total funds obtained	**669,288**	**709,687**

(Continued)

(Continuation)

(Millions of Pesetas)	2000	1999 (*)
Application of funds:		
Reimbursement of shareholdings due to capital reduction	10,194	—
Loans and discounts	367,401	342,018
Fixed-income securities	264,411	308,740
Short-term equity securities	2,285	15,590
Debt securities	16,323	—
Acquisition of long-term investments-		
Acquisition of, and increases in, shareholdings in Group and associated companies	2,092	14,185
Additions to property and equipment and intangible assets	2,487	15,154
Other asset items less liability items (net variation)	—	14,000
Minority interests	4,095	—
Total funds applied	**669,288**	**709,687**

(*) Presented for comparison purposes only.

[32] Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I
CONSOLIDATED COMPANIES COMPOSING THE BANCO ESPAÑOL DE CRÉDITO GROUP AS OF
December 31, 2000

Company	Location	Line of Business	Percentage of Ownership			(Millions of Pesetas) Company Data as of December 31, 2000		
			Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss) (*)
AG Activos y Participaciones, S.A.	Madrid	Real estate investment	—	99.85	99.85	782	11,493	9,444
Agrícola Los Juncales, S.A.	Madrid	Real estate	99.99	0.01	100.00	100	32	883
Aljarafe Golf, S.A.	Seville	Real estate	78.34	—	78.34	2,798	(279)	(159)
Banco Alicantino de Comercio, S.A.	Madrid	Banking	99.99	0.01	100.00	1,500	1	1
Banco del Desarrollo Económico Español, S.A.	Madrid	Banking	99.91	—	99.91	2,092	5,787	299
Banco de Vitoria, S.A.	Vitoria	Banking	89.90	7.98	97.88	5,097	10,347	2,083
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Madrid	Mutual fund manager	50.00	49.96	99.96	250	—	(26)
Banesto Banco de Emisiones, S.A.	Madrid	Banking	99.99	0.01	100.00	3,000	159	39
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Madrid	Stock market	99.99	0.01	100.00	825	8,874	3,200
Banesto Delaware, Ltd.	N. York	Finance	100.00	—	100.00	18	28	9
Banesto e-Business, S.A.	Madrid	Real estate investment	99.99	0.01	100.00	998	—	(143)
Banesto Factoring, S.A. Entidad de Financiación	Madrid	Factoring	99.75	0.25	100.00	398	367	29
Banesto Finance Ltd.	Cayman I.	Finance	100.00	—	100.00	2	29	8
Banesto Holdings, Ltd.	Guernsey	Real estate investment	100.00	—	100.00	13,846	(152)	641
Banesto Issuances, Ltd.	Cayman I.	Finance	100.00	—	100.00	118	9	5
Banesto Mediterranean Holdings, Ltd.	Malta	Real estate investment	—	100.00	100.00	267	(72)	9
Banesto Pensiones, Entidad Gestora Fondos de Pensiones, S.A.	Madrid	Pension fund manager	96.44	3.49	99.93	960	1,419	46
Banesto Renting, S.A.	Madrid	Finance	99.99	0.01	100.00	175	38	95

376

Exhibit I *(continuation)*

CONSOLIDATED COMPANIES COMPOSING THE BANCO ESPAÑOL DE CRÉDITO GROUP AS OF
December 31, 2000

Company	Location	Line of Business	Percentage of Ownership			(Millions of Pesetas) Company Data as of December 31, 2000		
			Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss) (*)
Banesto Servicios y Tecnología Aplicada, S.A.	Madrid	Services	99.99	0.01	100.00	685	(5)	1
Brightsun, Ltd.	I. Man	Real estate investment	100.00	—	100.00	29	9	9
Corpoban, S.A.	Madrid	Real estate investment	—	99.86	99.86	6,035	3,105	443
Corporación Industrial y Financiera de Banesto, S.A.	Madrid	Real estate investment	99.86	—	99.86	22,294	24,652	16,335
Dudebasa, S.A.	Madrid	Finance	99.99	0.01	100.00	3,678	814	923
Formación Integral, S.A.	Madrid	Training	99.99	0.01	100.00	112	25	17
Gedinver e Inmuebles, S.A.	Madrid	Finance	99.99	0.01	100.00	558	687	(1,639)
Grupo Inmobiliario La Corporación Banesto, S.A.	Madrid	Real estate investment	—	99.85	99.85	100	3,166	(247)
Informática, Servicios y Productos, S.A.	Madrid	Service	99.99	0.01	100.00	2,882	(530)	726
La Pradera del Rincón, S.A.	Madrid	Real estate	34.97	65.03	100.00	17	12	—
Larix Limited	I. Man	Real estate	100.00	—	100.00	1	—	(16)
Mercado de Dinero, S.A.	Madrid	Real estate investment	89.00	11.00	100.00	10	53	143
Nordin, S.A.	Madrid	Real estate	99.99	0.01	100.00	10	(1,565)	(135)
Oil-Dor, S.A.	Madrid	Finance	—	99.85	99.85	10,000	9,930	443
Plataforma Sesenta y Uno, S.A.	Madrid	Real estate	—	100.00	100.00	9,050	3,509	(3,323)
SSCH Gestión, S.G.I.I.C., S.A. (**)	Madrid	Mutual fund manager	19.00	1.00	20.00	3,880	23,012	10,783
Sodepro, S.A.	Vitoria	Finance	—	97.88	97.88	440	191	61
Transoceánica Air, S.A.	Madrid	Real estate investment	89.00	11.00	100.00	15	5	—

(*) The results as of December 31, 2000, are pending approval by the respective Shareholders' Meetings.
(**) Company consolidated by the proportional integration method.
Note: The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves. This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

Exhibit II
NONCONSOLIDABLE COMPANIES
AS OF DECEMBER 31, 2000

The main companies (representing 99.80% of the investments in these companies) are included in this list:

Company	Location	Line of Business	Percentage of Ownership Direct	Percentage of Ownership Indirect	Percentage of Ownership Total	(Millions of Pesetas) Company Data as of December 31, 2000 Capital Stock	Reserves	Income (Loss) (*)
Agrícola Tabaibal, S.A.	Gran Canaria	Agriculture	36.67	36.95	73.62	30	(19)	(9)
Alfabeto 98, S.A.	Madrid	Sports operation	—	80.00	80.00	400	(21)	(124)
Aparcamientos y Construcciones, S.A.	Madrid	Real estate	99.99	0.01	100.00	464	(74)	(7)
Banesto B2C Escaparate, S.L.	Madrid	Technology	—	100.00	100.00	409	—	(120)
Banesto Ceuta y Melilla, S.A.	Madrid	S.I.M.CA.V	53.38	0.02	53.40	874	59	24
Banestur, S.A.	Madrid	Tourism	89.00	11.00	100.00	36	(9)	(5)
Clínica Sear, S.A.	Madrid	Health care	—	50.51	50.51	133	1,030	54
Club Zaudin Golf, S.A.	Seville	Services	0.01	74.57	74.58	50	2,812	(100)
Compañía Aseguradora Banesto Seguros, S.A.	Madrid	Insurance	99.99	0.01	100.00	3,200	4,552	2,119
Costa Canaria de Veneguera, S.A.	Gran Canaria	Real estate	39.43	34.75	74.18	3,157	(198)	(264)
Crinaria, S.A.	Gran Canaria	Hospitality	48.00	52.00	100.00	391	947	(3)
Depósitos Portuarios, S.A.	Madrid	Services	11.00	88.88	99.88	10	2	25
Deposoltenegolf, S.A.	Tenerife	Sports operation	99.90	0.10	100.00	116	1,298	103
Desarrollo Informático, S.A.	Madrid	IT	99.99	0.01	100.00	2,000	380	2

378

Exhibit II *(continuation)*
NONCONSOLIDABLE COMPANIES
AS OF DECEMBER 31, 2000

The main companies (representing 99.80% of the investments in these companies) are included in this list:

Company	Location	Line of Business	Percentage of Ownership			(Millions of Pesetas) Company Data as of December 31, 2000		
			Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss) (*)
Diseño e Instalación de Redes y Telecomunicaciones, S.A.	Madrid	IT	—	100.00	100.00	150	30	(2)
Efearvi, S.A.	Madrid	Real estate	—	99.86	99.86	101	(87)	(27)
Elerco, S.A.	Madrid	Leasing	—	99.86	99.86	10	(1,171)	(177)
Grupo Eurociber, S.A.	Madrid	Services	—	100.00	100.00	126	(40)	1
Grupo Golf del Sur, S.A.	Tenerife	Real estate	99.90	0.10	100.00	23	1,035	445
Hualle, S.A.	Madrid	Real estate	89.00	11.00	100.00	10	—	—
Inmobiliaria Urbis, S.A.	Madrid	Real estate	64.28	0.05	64.33	22,078	38,597	8,653
Inversiones Turísticas, S.A.	Seville	Hospitality	99.99	0.01	100.00	441	1,586	19
Merciver, S.L.	Madrid	Hotel operation	99.90	0.10	100.00	1	(276)	5
Programa Hogar Montigalá, S.A.	Madrid	Real estate	—	99.86	99.86	20	964	(8)
Proyecto Europa, S.A.	Madrid	Counseling	99.99	0.01	100.00	75	(8)	(3)
Tuberias Industriales y Caldereria, S.A.	Madrid	Mechanical assembly and maintenance	—	99.85	99.85	200	(43)	(111)
Virtual Payments, S.L.	Madrid	Technology	—	100.00	100.00	85	—	(13)

(*) The results as of December 31, 2000, are pending approval by the respective Shareholders' Meetings
Note:The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves. This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

Exhibit III
ASSOCIATED COMPANIES
as of December 31, 20000

The major companies (representing 89.29% of the investments in associated companies) are included in this list:

Associated Company	Location	Line of Business	Percentage of Ownership			(Millions of Pesetas)		
			Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss) (*)
Aguas de Fuensanta, S.A.	Asturias	Food	36.78	8.52	45.30	576	727	—
Alcaidesa Holding, S.A.	Cádiz	Real estate	—	49.92	49.92	5,085	(1,117)	410
Compañía Concesionaria del Túnel de Soller, S.A.	Palma de Mallorca	Construction	—	32.01	32.01	2,771	(4)	4
Polígono Industrial Gerona, S.A.	Gerona	Real estate	—	29.95	29.95	347	323	94
Redes de Información Sanitaria, S.A.	Madrid	Technology	—	40.00	40.00	17	253	(1)
Sistemas 4B, S.A.	Madrid	Services	12.80	—	12.80	427	2,353	941

(*) The companies' results are pending approval by the respective Shareholders' Meetings.
Note: The directors have opted to omit the net value of these shareholdings per books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves. This list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

380

Exhibit IV
NOTIFICATIONS OF ACQUISITIONS OF INVESTEES
as of December 31, 2000

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1988):

Investee	Line of Business	Percentage of Net Ownership: Acquired in the Year	Percentage of Net Ownership: At Year-End	Date of Notification to Investee Company
Acquisitions in 2000:				
Agres Agrupación Restauradores, S.L.	Restaurant	12.00	43.00	01/03/2000
Dolman, S.A.	Real estate	50.00	100.00	06/27/2000
Inmobiliaria Urbis, S.A.	Real estate	7.88	64.33	07/31/2000
Harinera Riojana, S.A.	Food	29.09	29.09	11/21/2000
Portal Sanitario, S.A.	Technology	50.00	50.00	03/30/2000
Redes de Información Sanitaria, S.A.	Technology	40,00	40,00	06/27/2000

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 32). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the shareholders of
Banco Español de Crédito, S.A.:

We have audited the consolidated financial statements of Banco Español de Crédito, S.A. (the "Bank") and of the Companies comprising, together with the Bank, the Banco Español de Crédito Group (the "Group"), which consist of the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors of the Bank present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' report dated February 5, 2001, on the 2000 consolidated financial statements contained an unqualified opinion.

As explained in Notes 1, 2-j. 20, 24 and 25, with express prior authorization from the Bank of Spain, in 2001 the Bank recorded an allowance, booking as of 175,791 thousands of euros to unrestricted reserves and recording the related prepaid tax of 94,657 thousands of euros, to cover the commitments to employees who took early retirement in that year.

In our opinion, the 2001 consolidated financial statements referred to above present, in all material respects, a true and fair view of the consolidated net worth and financial position of the Banco Español de Crédito Group as of December 31, 2001, and of the consolidated results of its operations and of the consolidated funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year

The accompanying management report for 2001 contains the explanations which the directors of the Bank consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accoulnting records of the consolidated companies.

ARTHUR ANDERSEN

Carlos Giménez Lambea

January 28, 2002

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 32). In the event of a discrepancy. the Spanish-language version prevails

Banco Español de Crédito, S.A. and companies comprising, together with the bank, the Banco Español de Crédito Group

CONSOLIDATED BALANCE SHEETS

As of december 31, 2001 and 2000 (notes 1, 2, 3 and 4)
(Thousands of Euros)

ASSETS	2001	2000 (*)
CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:		
Cash on hand	148,988	143,532
Cash at Bank of Spain	244,231	191,484
Cash at other central banks	407	196
	393,626	335,212
GOVERNMENT DEBT SECURITIES (Note 5)	3,876,553	6,121,006
DUE FROM CREDIT ENTITIES (Note 6):		
Demand deposits	782,888	355,398
Other	5,975,428	8,681,397
	6,758,316	9,036,795
LOANS AND DISCOUNTS (Note 7)	23,597,348	20,621,297
DEBENTURES AND OTHER FIXED-INCOME SECURITIES (Note 8)	4,721,471	3,383,504
COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 9)	283,619	273,916
SHAREHOLDINGS IN NON-GROUP COMPANIES (Note 10)	26,323	21,736
SHAREHOLDINGS IN GROUP COMPANIES (Note 11)	419,704	365,738
INTANGIBLE ASSETS (Note 12):		
Incorporation and preopening expenses	79	71
Other deferred charges	61,372	28,597
	61,451	28,668
GOODWILL IN CONSOLIDATION (Note 22):		
Companies carried by the global integration method	4,854	5,910
Companies carried by the equity method	—	9,184
	4,854	15,094
PROPERTY AND EQUIPMENT (Note 13):		
Land and buildings for own use	320,019	325,163
Other property	138,415	202,074
Furniture, installations and other	386,302	371,538
	844,736	898,775
CAPITAL SUBSCRIBED BUT NOT PAID	—	—
TREASURY STOCK (Note 23)	—	—
OTHER ASSETS (Note 14)	2,779,797	2,439,755
ACCRUAL ACCOUNTS (Note 15)	921,280	838,877
LOSSES AT CONSOLIDATED COMPANIES (Note 24)	232,368	216,472
CONSOLIDATED LOSS FOR THE YEAR	—	—
TOTAL ASSETS	44,921,446	44,596,845
MEMORANDUM ACCOUNTS (Note 27)	14,679,352	14,700,763

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 32 and Exhibits I, II, IV, V and VI are an integral part of the consolidated balance sheet as of December 31, 2001.

384

LIABILITIES AND EQUITY	2001	2000 (*)
DUE TO CREDIT ENTITIES (Note 16):		
Demand deposits	168,140	79,530
Other deposits	10,600,087	12,965,897
	10,768,227	13,045,427
CUSTOMER DEPOSITS (Note 17):		
Savings deposits-		
Demand	9,937,628	9,505,611
Time	6,298,394	7,913,889
Other deposits-		
Demand	—	—
Time	8,302,446	6,027,948
	24,538,468	23,447,448
MARKETABLE DEBT SECURITIES (Note 19):		
Bonds and debentures outstanding	1,235,401	653,298
Promissory notes and other securities	—	—
	1,235,401	653,298
OTHER LIABILITIES (Note 18)	1,682,121	1,162,201
ACCRUAL ACCOUNTS (Note 15)	669,583	738,075
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20):		
Pension allowance	2,316,694	2,104,596
Provision for taxes	—	—
Other provisions	425,280	375,913
	2,741,974	2,480,509
GENERAL RISK ALLOWANCE	—	—
NEGATIVE DIFFERENCE IN CONSOLIDATION (Note 22)	5,030	5,030
CONSOLIDATED INCOME FOR THE YEAR (Note 24):		
Group	421,721	379,659
Minority interests	9,134	10,647
	430,855	390,306
SUBORDINATED DEBT (Note 21)	698,234	669,375
MINORITY INTERESTS (Note 22)	83,165	82,923
CAPITAL STOCK (Note 23)	1,335,598	1,409,117
ADDITIONAL PAID-IN CAPITAL	—	—
RESERVES (Note 24)	595,571	394,108
RESERVES AT CONSOLIDATED COMPANIES (Note 24)	137,219	119,028
TOTAL LIABILITIES AND EQUITY	44,921,446	44,596,845

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 32 and Exhibits I, II, IV, V and VI are an integral part of the consolidated balance sheet as of December 31, 2001.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 32). In the event of a discrepancy, the Spanish-language version prevails

Banco Español de Crédito, S.A. and companies comprising, together with the bank, the Banco Español de Crédito Group

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

December 31, 2001 and 2000 (notes 1, 2, 3 and 4)
(Thousands of Euros)

DEBIT/(CREDIT)	2001	2000 (*)
INTEREST AND SIMILAR REVENUES (Note 30):	2,246,659	2,091,832
Of which: fixed-income securities	446,632	565,327
INTEREST AND SIMILAR EXPENSES (Note 30)	(1,292,547)	(1,209,035)
INCOME FROM EQUITY SECURITIES (Note 30):		
Common stocks and other equity securities	5,830	2,944
Shareholdings in non-Group companies	921	764
Shareholdings in Group companies	8,986	16,531
	15,737	20,239
NET INTEREST REVENUE	**969,849**	**903,036**
FEES COLLECTED (Note 30)	495,550	500,985
FEES PAID	(75,153)	(82,244)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS (Note 30)	40,556	30,290
NET ORDINARY REVENUE	**1,430,802**	**1,352,067**
OTHER OPERATING REVENUES (Note 30)	9,750	20,321
GENERAL ADMINISTRATIVE EXPENSES:		
Personnel expenses (Note 30)	(549,383)	(558,318)
Of which:		
Wages and salaries	(408,997)	(420,522)
Employee welfare expenses	(110,440)	(112,747)
Of which: Pensions	(15,735)	(15,025)
Other administrative expenses (Note 30)	(196,216)	(191,003)
	(745,599)	(749,321)
DEPRECIATION, AMORTIZATION AND WRITE-DOWN OF PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (Notes 12 and 13)	(84,069)	(82,068)
OTHER OPERATING EXPENSES	(34,845)	(35,985)
NET OPERATING REVENUE	**576,039**	**505,014**

(*) Presented solely for comparison purposes.
The accompanying Notes 1 to 32 and Exhibits I, II, IV, V and VI are an integral part of the consolidated statement of income for the year ended December 31, 2001.

386

DEBIT/(CREDIT)	2001	2000 (*)
NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD:		
Equity in income of companies carried by the equity method	75,422	115,223
Equity in losses of companies carried by the equity method	(3,843)	(25,681)
Value adjustments for collection of dividends	(8,567)	(16,933)
	63,012	72,609
AMORTIZATION OF GOODWILL IN CONSOLIDATION (Note 22)	(3,014)	(1,821)
GAINS ON GROUP TRANSACTIONS:		
Gains on disposal of shareholdings in companies consolidated by the global integration method	523	—
Gains on disposal of shareholdings in companies carried by the equity method	2,219	1,542
Gains on transactions involving controlling company shares and Group financial liabilities	—	—
Reversal of negative differences in consolidation (Note 22)	—	3,943
	2,742	5,485
LOSSES ON GROUP TRANSACTIONS:		
Loss on disposal of shareholdings in companies consolidated by the global integration method	—	—
Loss on disposal of shareholdings in companies carried by the equity method	(93)	(3,738)
Loss on transactions involving controlling company shares and Group financial liabilities	—	—
	(93)	(3,738)
WRITE-OFFS AND CREDIT LOSS PROVISIONS (net) (Note 7)	(146,733)	(101,254)
WRITE-DOWN OF LONG-TERM FINANCIAL INVESTMENTS (net)	(754)	(613)
PROVISION TO GENERAL RISK ALLOWANCE	—	—
EXTRAORDINARY INCOME (Note 30)	128,445	72,870
EXTRAORDINARY LOSSES (Note 30)	(98,855)	(125,360)
INCOME BEFORE TAXES	**520,789**	**423,192**
CORPORATE INCOME TAX (Note 25)	(83,951)	(29,560)
OTHER TAXES	(5,983)	(3,326)
CONSOLIDATED INCOME FOR THE YEAR	**430,855**	**390,306**
INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 24)	9,134	10,647
INCOME ATTRIBUTED TO THE GROUP	421,721	379,659

(*) Presented solely for comparison purposes.

The accompanying Notes 1 to 32 and Exhibits I, II, IV, V and VI are an integral part of the consolidated statement of income for the year ended December 31, 2001.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 32). In the event of a discrepancy. the Spanish-language version prevails

Banco Español de Crédito, S.A. and companies comprising, together with the bank, the Banco Español de Crédito Group

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

December 31, 2001

1. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, CONSOLIDATION PRINCIPLES, DETERMINATION OF NET WORTH, CHARGE TO RESERVES AND COMPARATIVE INFORMATION

Basis of presentation of the consolidated financial statements

The consolidated financial statements of Banco Español de Crédito, S.A. ("the Bank") and companies comprising, together with the Bank, the Banco Español de Crédito Group ("the Group") are presented in the formats stipulated by Bank of Spain Circular 4/1991 and successive amendments thereto and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations.

These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the dependent companies which, together with the Bank, comprise the Group, and include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria applied by certain consolidated companies, mainly the companies abroad, with those applied by the Bank (see Note 2).

The consolidated financial statements of the Group for the year ended December 31, 2001, which were prepared by the Bank's directors, have not yet been approved by the Shareholders' Meeting. However, it is considered that these consolidated financial statements will be approved without changes.

In 1995 and 1996, the former directors of the Bank, who had been replaced by decision of the Bank of Spain's Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the Shareholders' Meetings in 1994 and 1995 approving, inter alia, the Bank's financial restructuring plan and the 1993 and 1994 financial statements of the Bank and the Group. In 2000 Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the resolutions adopted by Banesto's Shareholders' Meetings approving the financial restructuring plan; the plaintiffs subsequently filed cassation appeals

against these decisions. The claim filed against the resolutions adopted by the Shareholders' Meeting approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an appeal before the Provincial Appellate Court. In 2001, the Provincial Appellate Court rejected the appeal in full and the appellants subsequently filed a cassation appeal. The claim filed against the approval of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and this decision was subsequently appealed by the plaintiffs. Additionally, claims were filed in 1998 and 1999 challenging certain resolutions adopted by the Shareholders' Meetings in 1997 and 1998 approving, inter alia, the 1996 and 1997 financial statements of the Bank and the Group. In 2000 these claims were also rejected by the courts and these court decisions were subsequently appealed against by the plaintiffs. The Bank's directors and its legal advisers consider that these claims will not have any effect.

The consolidated financial statements were prepared by applying the accounting principles and valuation methods described in Note 2. All obligatory accounting principles and valuation methods with a significant effect on the consolidated financial statements were applied in preparing them.

The 2000 data included in these notes to consolidated financial statements are presented solely for comparison purposes.

On January 1, 1999, Bank of Spain Circular 7/1998, amending certain aspects of Bank of Spain Circular 4/1991 in connection with the introduction of the euro and the full integration of Spain in the European Union, came into force. In compliance with the Circular, since January 1, 2001, the Bank has prepared its financial statements in euros. For the purposes of the presentation of the consolidated financial statements, the figures referring to 2000 were converted to thousands of euros, and for this reason the figures in the accompanying consolidated balance sheet as of December 31, 2000, and the 2000 consolidated statements of income and of changes in financial position are the result of applying the fixed conversion rate of Ptas. 166.386/¤1 to the figures included in the consolidated financial statements for that year, which were approved by the Shareholders' Meeting on February 24, 2001. This conversion had no effect on the consolidated income for the year or the Group's net worth at year-end.

Consolidation principles

In accordance with Bank of Spain Circulars 4/1991 and 5/1993, the Group is defined as including all the companies which are directly and/or indirectly 20% or more owned by the Bank, engage in business activities directly relating to those of the Bank and, together with the Bank, constitute a single decision-making unit.

Exhibit I lists the dependent companies comprising the Group as of December 31, 2001, showing the percentage of direct and indirect ownership by the Bank at that date and other relevant data.

The dependent companies listed in Exhibit I were consolidated by the global integration method, except for SCH Gestión S.G.I.I.C., S.A. and SCH Pensiones, EGFP, S.A., which are 20% owned by the Group and were consolidated by the proportional integration method. All material accounts and transactions between these companies and between them and the Bank were eliminated in consolidation. The equity of third parties in the Group's net worth is presented under the "Minority Interests" (see Note 22) and "Consolidated Income for the Year - Minority Interests" captions in the accompanying consolidated balance sheets (see Note 24).

Other investments

As of December 31, 2001, the Bank had direct and/or indirect holdings of more than 20% in the capital stock of other companies (see Exhibits II and III). As required by Bank of Spain Circular 4/1991 and subsequent amendments, the Bank valued these holdings in its consolidated financial statements by the equity method, since due to their line of business or to the fact that the Bank does not control these holdings, they were not consolidated by the global or proportional integration method.

The remaining equity investments are presented in the accompanying consolidated balance sheets in accordance with the methods described in Note 2-e.

The salient variations and matters in the Group in 2001 were as follows:

1. Dissolution without liquidation of Dolman, S.A., Plataforma Sesenta y Uno, S.A. and Compañía Española Productora de Algodón Nacional, S.A., pursuant to Article 266 of the Spanish Corporations Law, through the overall transfer of their assets and liabilities to their sole shareholder, Banco Español de Crédito, S.A. Article 107 of Corporate Income Tax Law 43/1995 is applicable to these transactions.
1. Sale to third parties outside the Group of all of the capital stock of Variations International, S.A.
3. Exchange of all of the shares of Banesto Pensiones, E.G.F.P., S.A., for 20% of SCH Pensiones, E.G.P.F., S.A., due to the merger by absorption of the former by the latter. The amount at which the shares received in the exchange were recorded was equal to the book value of the shares delivered (6,621 thousands of euros).
4. Dissolution without liquidation, pursuant to Article 266 of the Spanish Corporations Law, of Comline, S.A., Compra por Catálogo, S.A., Grupo de Empresas de Utilidad Mutua, S.A., Ticket Line, S.A. and Venta por Correo, S.A., through the overall transfer of their assets and liabilities to their sole shareholder, Mercado de Dinero, S.A.
5. Sale to non-Group third parties of all of the capital stock of La Pradera del Rincón, S.A.
6. Sale to non-Group third parties of 93.25% of Galaxia Televisión, S.A.
7. Merger by absorption of Dragados Inmobiliaria, S.A. into Inmobiliaria Urbis, S.A. At 2001 year-end the Group held 53.77% of the shares of the post-merger company.

In compliance with Article 107 of Corporate Income Tax Law 43/1995, the following information is disclosed:

a) In the transactions described above involving the overall transfer of assets and liabilities to Banco Español de Crédito, S.A., no assets were included in the accounting records of the acquiror company at a value different from that recorded in the accounting records of the transferor entities.

b) There were no tax benefits for the transferor entities with respect to which the acquirer has to meet certain requirements.

c) The last balance sheets of the transferor entities are included in Exhibit V to these consolidated financial statements.

In accordance with standard practice, the consolidated financial statements do not include the tax effect of transferring to the Bank the accumulated reserves and retained earnings of the other consolidated companies and the holdings carried by the equity method, since it is considered that no funds will be transferred and that these funds will be used as self-financing resources at each of these companies. In any case, the net effect would not be material.

At the end of 2001, no consolidated company owned shares issued by the Bank

Determination of net worth

As a result of application of the current regulations for the presentation of the financial statements of credit entities, in evaluating the net worth of the Group as of December 31, 2001 and 2000, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

THOUSANDS OF EUROS	2001	2000
Capital stock (Note 23)	1,335,598	1,409,117
Reserves (Note 24)	595,571	394,108
Reserves at consolidated companies (Note 24)	137,219	119,028
Losses at consolidated companies (Note 24)	(232,368)	(216,472)
Consolidated income for the year – Group	421,721	379,659
Net worth per books at year-end	**2,257,741**	**2,085,440**

The Bank at individual level and the consolidated Group of which the Bank is the controlling company are required to maintain minimum computable capital on the basis of their risk assets and commitments. As of December 31, 2001, the computable capital of the Bank and the Group exceeded the requirements of the currently applicable regulations.

Charge to reserves

Pursuant to Rule 13 of Bank of Spain Circular 4/1991, as amended by Bank of Spain Circular 5/2000, and with express prior authorization from the Bank of Spain, in 2001 the Bank completed the coverage, with a charge to unrestricted reserves, of all the commitments to employees who took early retirement in that year up to the date of effective retirement (see Note 2-j). The charge to reserves —amounting to 175,791 thousands of euros, net of the tax effect arising from the timing differences of 94,657 thousands of euros applicable to the actuarial commitments (see Notes 2-j, 20, 24 and 25)—was approved by the Shareholders' Meeting of the Bank on December 27, 2001.

Comparative information

Circular 9/1999:

Bank of Spain Circular 9/1999 amended, inter alia, the regulations on the recording of the credit loss allowance, basically through the introduction of an allowance for the statistical coverage of credit losses (which came into force on July 1, 2000 - see Note 2-c). The provisions to this allowance amounted to 100,691 thousands of euros in 2001 and 43,796 thousands of euros in 2000 and are recorded under the "Depreciation and Amortization and Credit Loss Provisions" caption in the consolidated statements of income for those years (see Notes 2-c and 7).

2. ACCOUNTING POLICIES AND VALUATION METHODS

The main accounting principles and valuation methods applied in preparing the consolidated financial statements were as follows:

a) Recognition of revenues and expenses

Revenues and expenses are generally recognized for accounting purposes on an accrual basis, the interest method being applied for transactions whose settlement periods exceed 12 months.

In accordance with the accounting principle of prudence and Bank of Spain regulations, the interest on nonperforming, disputed or doubtful loans, including interest subject to country risk, is not recognized as revenues until it is realized.

b) Foreign currency transactions

The balances denominated in foreign currencies were translated to euros at the official average ("fixing") prevailing exchange rates in the Spanish spot foreign currency market on December 31, 2001, except for:

1. The balances in currencies not officially traded in Spain, which were translated to euros basically through the U.S. dollar, using the local currency/U.S. dollar exchange rate ruling in the respective country and subsequently translating the amount in dollars so obtained to euros at the official Spanish 2001 year-end U.S. dollar exchange rate.
2. The income statements of the consolidated companies abroad were translated at the average 2001 exchange rates.
3. The balances arising from nonhedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros using the exchange rates published by the Bank of Spain for this purpose. The exchange differences disclosed were recorded under the "Gains (Losses) on Financial Transactions" caption in the consolidated statement of income.

   The balances arising from hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions, which were translated to euros at the average 2001 year-end exchange rates prevailing in the spot currency market. The premium/discount arising between the contract exchange rate for forward transactions and the exchange rate for the spot transactions hedging them is accrued over the useful life of the forward transaction, with a balancing entry in the statement of income, and is recorded as an adjustment to hedging expenses or revenues.

The amounts of capital assigned to the Bank's branches abroad are funded in foreign currencies and, accordingly, the exchange differences arising from these investments are offset by the exchange differences arising on the related financing.

The exchange differences arising in translation to euros of the balance sheets of the consolidated companies abroad are recorded under the "Losses at Consolidated Companies" caption in the consolidated balance sheets, net of the portion of the differences relating to minority interests. The amount recorded in this connection was 65 thousands of euros at 2001 year-end (see Note 24).

As of December 31, 2001, the equivalent euro value of asset and liability items denominated in foreign currencies amounted to 3,839,243 thousands of euros and 4,009,591 thousands of euros, respectively.

c) Loans and discounts, other receivables and credit loss allowance

Accounts receivable, which are basically reflected under the "Loans and Discounts" and "Due from Credit Entities" captions on the asset side of the consolidated balance sheets, are recorded at the effective amounts advanced to or drawn by the debtors, except for assets at a discount with initial maturity at up to 12 months, which are reflected at face value, the difference between this amount and the amount drawn being recorded under accrual accounts.

The "Credit Loss Allowance" is intended to cover the losses, if any, which might arise in the full recovery of all lending transactions, and of the related accumulated interest receivable, arranged by the Group.

The "Credit Loss Allowance" was calculated as follows:

1. Risks in Spain and abroad, excluding country risk:
   a. Specific allowances: on a case-by-case basis, based on the loan recovery expectations and, as a minimum, by application of the coefficients stipulated by Bank of Spain Circular 4/1991. The balance of the credit loss allowance is increased by provisions from period

income and is decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage loans) and by releases, where appropriate, of the provisions recorded for debts subsequently recovered (see Note 7).

b General-purpose allowance: additionally, in accordance with Bank of Spain regulations, an additional general-purpose allowance, equal to 1% of the loans, private-sector fixed-income securities, off-balance-sheet risks, contingent liabilities and doubtful assets for which provision is not mandatory (0.5% for mortgage loans and financial leases for completed housing units financed for less than 80% of the appraised value and ordinary mortgage securitization bonds) has been set up to cover risks not specifically identified but which might arise in the future.

2. Country risk: on the basis of the estimated classification of the degree of debt-servicing difficulty being experienced in each country.
3. Allowance for the statistical coverage of credit losses: additionally, from July 1, 2000, Bank of Spain Circular 9/1999 introduced a requirement to record an allowance for the statistical coverage of credit losses based on the past experience of the Spanish credit system. Provisions must be recorded to this allowance periodically, with a charge to the statement of income, for the positive difference between the lending risk multiplied by certain coefficients and the net specific provisions to this allowance for credit losses, until the allowance reaches a level equal to three times the amount resulting from weighting the lending risk by its coefficient (see Note 1).

   If the resulting difference were negative, the amount would be credited to the statement of income with a charge to the allowance recorded in this connection to the extent of the available balance.

The "Credit Loss Allowance" is presented as a reduction of the balance of the "Loans and Discounts", "Due from Credit Entities" and "Debentures and Other Fixed-Income Securities" captions in the consolidated balance sheets, except for the allowance to cover the losses, if any, that may arise from the Group's off-balance-sheet risks, which is included under the "Provisions for Contingencies and Expenses - Other Provisions" caption in the consolidated balance sheet (see Notes 6, 7 and 20).

d) Government debt securities, debentures and other fixed-income securities

The securities comprising the Group's fixed-income securities portfolio as of December 31, 2001, have been classified as follows:

1. Securities assigned to the trading portfolio, which consists of securities held for the purpose of obtaining gains at short term, are stated at their year-end market price or, in the absence thereof, at the market price on the last market day preceding that date.
2. Securities assigned to the held-to-maturity investment portfolio, which consists of securities which the Group has decided to hold until final maturity basically because it has the financial capability to do so, are stated, pursuant to Bank of Spain instructions, at adjusted acquisition price. The acquisition price is adjusted daily by the amount resulting from accruing by the interest method the positive or negative difference between the redemption value and the acquisition price over the residual life of the security.
3. Securities assigned to the ordinary investment portfolio (which consists of the securities not assigned to either of the two portfolios described above) are stated at the lower of adjusted acquisition price, as defined in paragraph 2 above, or market value. The market value of listed securities in this portfolio was deemed to be the market price on the last day of

trading in 2001 and that of unlisted securities to be the discounted present value, at the market interest rates prevailing on that date, of the future financial flows arising from the securities. The unrealized losses, if any, arising from comparison of the adjusted acquisition price and the market value are charged to accrual accounts or to income. Unrealized gains are not recorded for accounting purposes.

In the fixed-income securities assigned to the ordinary investment portfolio, the net difference (additional to the security price fluctuation allowance recorded with a charge to income) by which the adjusted acquisition cost exceeded their market value amounted to 5,184 thousands of euros as of December 31, 2001 (see Note 5). The security price fluctuation allowance recorded with a charge to accrual accounts is recorded in the consolidated balance sheets netted off, by the same amount, by the debit-balance accrual account against which the allowance was recorded.

The unrealized losses on securities sold to third parties under repurchase agreement are only written off in respect of the portion corresponding to the period from the expected repurchase date to the maturity date.

In the event of disposal of these securities, the losses with respect to the adjusted acquisition price are recorded with a charge to income. Gains (if they exceed the losses charged to income in the year) are credited to income only for the portion, if any, exceeding the security price fluctuation allowance required at year-end and charged to accrual accounts.

The net unrealized gain disclosed by comparing the adjusted acquisition price and the market value of the securities included under the "Government Debt Securities" and "Debentures and Other Fixed-Income Securities" captions in the consolidated balance sheet as of December 31, 2001, amounted to 116,885 thousands of euros and 38,692 thousands of euros, respectively (see Notes 5 and 8).

e) Equity securities

Equity securities are individually valued at the lower of acquisition cost, revalued where appropriate pursuant to the applicable enabling legislation, or market value at year-end; however, as indicated in Note 1, the Group's holdings of more than 20% in the capital stock of unlisted nonconsolidated entities and of more than 3% in the capital stock of listed nonconsolidated entities are recorded at the fraction of the net worth of the subsidiary or associated company represented by such holdings, adjusted, if appropriate, by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the valuation date.

The market value of the other equity securities was determined as follows:

1. Listed securities: lower of average market price in the last quarter of the year or market price on the last day of trading in the year.
2. Unlisted securities: underlying book value of the holding per each investee's latest available financial statements (unaudited in some cases) considering the unrealized gains, if any, existing at the time of acquisition and still existing at the time of valuation.

The unrealized losses disclosed by application of the foregoing valuation methods are covered by the security price fluctuation allowance, which is reflected as a reduction of the balances of the related captions on the asset side of the accompanying consolidated balance sheets (see Notes 9, 10 and 11), and by other provisions (see Note 20). The major shareholdings as of December 31, 2001, are listed in Exhibits II and III.

f) Intangible assets

Incorporation and start-up expenses are recorded at cost, net of accumulated amortization. These expenses basically represent lawyers' fees and public deed

execution and registration expenses and are amortized on a straight-line basis over five years.

The deferred charges relate to software expenses, which are amortized on a straight-line basis over a maximum period of three years; to capital increase expenses, which are amortized over a maximum period of five years; and to goodwill arising from the acquisition by the Bank since 1999 of the business of 289 branch offices (174 branch offices in 2001 – see Note 29) from Banco Santander Central Hispano, S.A, which will be amortized over a maximum period of 20 years. During this period, the branch offices acquired will foreseeably generate revenues exceeding the unamortized balance as of December 31, 2001, which amounted to 58,358 thousands of euros (see Note 12).

The amortization charged to consolidated income in 2001 in this connection amounted to 3,828 thousands of euros (see Note 12).

g) Goodwill in consolidation and negative differences in consolidation

These captions in the consolidated balance sheets reflect the asset and liability consolidation differences, respectively, which arose on the acquisition of holdings in dependent and associated companies. As required by Bank of Spain regulations, the unrealized gains, if any, on the property and equipment of each of the dependent and associated companies were taken into account in calculating goodwill.

Goodwill is amortized on a straight-line basis over ten years, on the basis of the nature of the related investments, unless there are doubts as to its recovery, in which case it is written off immediately. It is considered that the companies which gave rise to goodwill (see Note 22) will, during the remaining amortization period of this goodwill, generate income exceeding the unamortized balances as of December 31, 2001.

The negative differences in consolidation are credited to income as and when unfavorable results are obtained at the company concerned, which were already expected at the date of acquisition of the holding, or when they relate to a realized gain.

h) Property and equipment

Operating property and equipment –
Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation (including the provisions of Royal Decree-Law 7/1996), net of the related accumulated depreciation (see Note 13).

Depreciation of property and equipment is provided by the straight-line method basically at the following annual rates based on the years of estimated useful life of the related assets:

	ANNUAL DEPRECIATION RATE
Buildings for own use	2%
Furniture and installations	7.5%
Office and data processing equipment	25%

Upkeep and maintenance expenses are expensed currently.

Property and equipment acquired through foreclosure
These property and equipment items are stated at the lower of the book value of the assets used to acquire them or the appraised value of the asset acquired.

If these assets are not disposed of or added to the Group's operating property and equipment, a provision is recorded on the basis of the time elapsed since their acquisition, the nature of the asset and/or the characteristics of the appraisal.

These provisions are presented as a reduction of the balance of the "Property and Equipment - Other Property" caption in the consolidated balance sheets (see Note 13).

i) Treasury stock

None of the Group companies held any Bank shares as of December 31, 2001 and 2000.

j) Pension plan

Under the collective labor agreement currently in force, certain Spanish consolidated companies have undertaken to make payments to certain employees, or to their beneficiary rightholders, to supplement the social security benefits for retirement, permanent disability, death of spouse or death of parent.

The assumptions used in the actuarial studies conducted by independent actuaries to determine the pension commitments to serving and retired employees and all the commitments to early retirees included, inter alia, the GRM/F-95 tables and an assumed annual interest rate of 4%, therefore complying with current regulations on this matter. These actuarial studies were performed on an individual basis using the projected unit credit method. This method consists of the straight-line allocation of the estimated cost per employee based on the ratio of each employee's years of past service to his or her total expected years of service.

Pursuant to Bank of Spain Circular 5/2000 which, inter alia, specified the transitional system for adaptation to the new pension commitment regulations, credit entities that opt to maintain their pension allowances in-house (which is the case of the credit entities comprising, together with the Bank, the Banco Español de Crédito Group) must record the difference between the pension commitments as of December 31, 1999, and the commitments calculated by applying the new valuation methods as an in-house pension allowance, with a balancing entry in an asset accrual account which must be reduced each year, with a charge to the consolidated statement of income, by at least one-tenth of the beginning balance. This initial difference amounted to 134,681 thousands of euros as of December 31, 1999.

To make this reduction, in 2001 14,159 thousands of euros were recorded with a charge to the "Extraordinary Losses" caption in the 2001 consolidated statement of income. Consequently, as of December 31, 2001, the balance of this asset accrual account amounted to 105,370 thousands of euros.

Also, the Circular stipulates that if an entity covers, fully or partially, the exposure for pension commitments by taking out insurance contracts, the insured commitments (determined as the amount of the net level premium reserves to be recorded by the insurer) must be recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption, with a charge to the "Other Assets" caption in the consolidated balance sheet.

Additionally, the valuation differences arising exclusively from the fact that the investments relating to the insurance contracts are at interest rates exceeding those applied in calculating the commitments to employees (4%) are recorded as an in-house pension allowance, with a balancing entry in an asset account, which is reduced (with a charge to the "Interest and Similar Expenses" caption in the consolidated statement of income – Note 30) at the appropriate rate so that, taken together with the allocable cost resulting from the increase in the recorded in-house pension allowance arising from the rate of return used to calculate it, it is equal to the increase in value of the assets added (recorded with a credit to the "Interest and Similar Revenues" caption in the consolidated statement of income - Note 30), thus neutralizing the effect on income.

Following are the main aggregates in the aforementioned studies at the end of 2001 and 2000:

THOUSANDS OF EUROS	2001	2000
Discounted present value		
Vested pensions of retired employees (*)	1,525,561	1,432,554
Accrued pensions of serving employees	365,403	435,229
Salary commitments to employees retired early	518,575	342,292
Long-service bonuses and other commitments	6,497	6,191
Total commitments incurred	**2,416,036**	**2,216,266**

(*) Including employees retired early.

These commitments are covered as follows:

THOUSANDS OF EUROS	2001	2000
In-house allowance	636,823	453,133
Insurance policies taken out with Group insurance entities (*)	1,021,964	964,655
Insurance policies taken out with non-Group insurance entities (*)	657,907	686,807
Pension allowance (Note 20)	2,316,694	2,104,595
Difference pursuant to the coverage schedule stipulated by the Regulations (**)	105,370	119,529
Total amount	2,422,064	2,225,124

(*) Pursuant to Bank of Spain Circular 5/2000, these amounts were recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption (see Note 20) with a charge to the "Other Assets" caption in the consolidated balance sheets (see Note 14).
(**) Pursuant to Bank of Spain Circular 5/2000, this amount was recorded under the "Provisions for Contingencies and Expenses – Pension Allowance" caption in the accompanying consolidated balance sheets, and is offset for the same amount, by the asset account with a charge to which the allowance was recorded.

1. Pension commitments to retired employees:
   The discounted present value of the pension commitments to the Group's retired employees and of the pensions to be received by employees taking early retirement from the retirement date amounted to 1,525,561 thousands of euros as of December 31, 2001. This actuarial liability was covered by an in-house pension allowance of 85,973 thousands of euros and by policies arranged with three insurance companies, two of them outside the Group, amounting to 1,426,948 thousands of euros; the remaining 12,640 thousands of euros relate to a difference pursuant to the coverage schedule stipulated in the Regulations on the Instrumentation of Employers' Pension Commitments to Employees.
2. Pension commitments to serving employees:
   The discounted present value of the pension commitments to the Group's serving employees amounted to 365,403 thousands of euros as of December 31, 2001. This actuarial liability was covered by an in-house pension allowance of 19,750 thousands of euros and by policies arranged with insurance companies, one of them a Group company (Compañía Aseguradora Banesto Seguros, S.A.), amounting to 252,923 thousands of euros; the remaining 92,730 thousands of euros relate to a difference pursuant to the coverage schedule stipulated in the Regulations on the Instrumentation of Employers' Pension Commitments to Employees.
3. Early retirements:
   a. Early retirements prior to 2001-
      In 1996, 1998, 1999 and 2000 the Bank set up an allowance to cover the salary commitments to employees taking early retirement from the date of early retirement through the date of effective retirement. It recorded this allowance under the "Provisions for Contingencies and Expenses - Pension Allowance" caption in the consolidated balance sheets for those years and simultaneously recognized the prepaid tax relating to these salary commitments.
   b. Early retirements in 2001-
      In 2001, the Bank offered certain employees the possibility of taking early retirement before the age

stipulated in the current collective labor agreement. Accordingly, in 2001 the Bank recorded an allowance to cover the supplementary liabilities to employees taking early retirement and the salary commitments to these employees from the time of early retirement to the date of effective retirement. In accordance with the express authorization from the Bank of Spain dated December 21, 2001, and as approved by the Shareholders' Meetings of the Bank on December 27, 2001, this allowance was recorded with a charge of 175,791 thousands of euros to unrestricted reserves and the recognition of 94,657 thousands of euros of prepaid taxes (see Notes 14, 20, 24 and 25).

The actuarial liability relating to the salary commitments to these employees through the date of effective retirement is covered by an in-house allowance of 523,523 thousands of euros.

Provisions and payments -

The pension cost incurred by the Group in 2001 amounted to 122,799 thousands of euros, and is recorded under the "Interest and Similar Expenses", "General Administrative Expenses - Personnel Expenses" and "Extraordinary Losses" captions in the accompanying consolidated statement of income (see Notes 20 and 30).

60,439 thousands of euros of this amount were offset, for the same amount, by the positive valuation differences arising from the investments in which the insurance contracts covering the pension commitments have been placed under the "Interest and Similar Revenues" caption in the 2001 consolidated statement of income (see Note 30).

Payments to pensioners amounted to 158,938 thousands of euros in 2001 (see Note 20), of which 105,345 thousands of euros were paid with a charge to the Group's in-house allowance and the remainder with funds received from insurance companies.

k) Futures transactions

The Group uses futures instruments both to hedge its asset and liability positions and in other transactions (see Note 28).

These instruments include, inter alia, unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements (FRAs) and financial swaps (interest rate swaps -IRSs-, cross-currency swaps and foreign currency swaps).

For the specific accounting treatment of the foreign currency transactions, see Note 2-b.

Pursuant to Bank of Spain regulations, transactions involving these instruments must be recorded in memorandum accounts based on either the future rights and commitments with a potential effect on net worth, or on the balances required to reflect the transactions, without an impact on the Group's net worth. Accordingly, these instruments' notional amount (theoretical value of the contracts) does not reflect the total credit or market risk assumed by the Group.

The premiums collected and paid for options sold and purchased, respectively, are recorded as an asset by the purchaser under the "Other Assets" caption (see Note 14) and as a liability by the writer under the "Other Liabilities" caption (see Note 18) in the consolidated balance sheets.

Transactions aimed at eliminating or significantly reducing market risks, which are made to reduce the Group's real risk exposure in its management of correlated assets, liabilities and futures transactions were treated as hedging transactions. The gains or losses arising on these transactions were accrued symmetrically to the revenues or expenses arising from the hedged items.

Nonhedging transactions arranged on organized markets, also called trading transactions, were valued

398

at market price, and market price variances were recorded in full in the consolidated statements of income. The credit risk on these transactions is minimized in organized markets.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in the consolidated statements of income until they are effectively settled. However, provisions were recorded with a charge to income for potential net losses, if any, on each type of risk disclosed by valuations of positions as of December 31, 2001. The types of risks considered for these purposes are interest rate, underlying asset price and currency risks.

l) Termination indemnities

Under current Spanish labor legislation, employers are required to make indemnity payments to employees terminated without just cause. There is no staff reduction plan making it necessary to record a provision in this connection.

m) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Permanent differences are defined as differences between the taxable income and the income per books before taxes that do not reverse in subsequent years.

However, in accordance with the principle of prudence, timing differences giving rise to a deferred tax asset are not recorded in the accounts and are treated, for all effects and purposes, as permanent differences, except for the discounted present value of the provisions to the pension allowance for the portion relating to payments expected to be made to pensioners in a maximum period of ten years, the provisions to the allowance for early retirements (see Note 2-j) and the amount of the provisions to the allowance for statistical coverage recorded in accordance with Bank of Spain regulations.

In accordance with the principle of prudence, the unused double taxation and investment tax credits earned in prior years have not been recorded in assets (see Note 25). Entitlement to these tax credits is conditional upon compliance with the regulatorily stipulated requirements.

3. BANCO ESPAÑOL DE CRÉDITO, S.A.

The individual financial statements of the Group's parent company, Banco Español de Crédito, S.A. ("the Bank"), represented substantially all the Group's consolidated assets and 87.6% of its consolidated income as of December 31, 2001. The Bank's individual financial statements were prepared basically in accordance with the accounting principles and methods described in Note 2.

As of December 31, 2001, the Bank conducted its business in Spain through 1,656 branch offices located throughout Spain and had a controlling interest in a finance group which provides services in the fields of financing, factoring, capital markets, etc. At that date, the Bank had two agents to which Bank of Spain Circular 5/1995 was applicable; the detail is shown in Exhibit VI. As additional support for its international activities, the Bank also has two branches abroad and controls certain finance entities which operate exclusively outside Spain.

The Bank's summarized 2001 and 2000 balance sheets and statements of income and of changes in financial position are as follows:

Banco Español de Crédito, S.A.

SUMMARIZED BALANCE SHEETS

as of December 31, 2001 and 2000

THOUSANDS OF EUROS	2001	2000
ASSETS:		
Cash on hand and on deposit at central banks	363,792	304,993
Government debt securities	3,798,469	6,027,574
Due from credit entities	6,814,558	8,995,194
Loans and discounts	23,184,683	20,297,889
Debentures and other fixed-income securities	8,956,472	6,197,667
Common stocks and other equity securities	140,749	68,782
Shareholdings in non-Group companies	5,259	2,930
Shareholdings in Group companies	1,086,112	1,063,006
Intangible assets	59,002	25,736
Property and equipment	793,360	821,815
Other assets	2,958,774	2,207,195
Accrual accounts	928,310	911,442
Total assets	49,089,540	46,924,223
Memorandum accounts	14,760,292	14,539,932

THOUSANDS OF EUROS	2001	2000
LIABILITIES AND EQUITY:		
Due to credit entities	15,187,369	16,476,082
Customer deposits	25,737,256	23,511,523
Marketable debt securities	—	—
Other liabilities	1,947,224	1,050,449
Accrual accounts	702,154	780,646
Provisions for contingencies and expenses	2,695,446	2,434,398
Income for the year	369,417	331,096
Subordinated debt	698,234	669,375
Capital stock	1,335,598	1,409,117
Reserves	416,842	261,537
Total liabilities and equity	49,089,540	46,924,223

cr80

Banco Español de Crédito, S.A.

SUMMARIZED STATEMENTS OF INCOME

for the years ended December 31, 2001 and 2000

THOUSANDS OF EUROS	2001	2000
Interest and similar revenues	2,290,087	2,130,283
Interest and similar expenses	(1,413,421)	(1,291,166)
Income from equity securities	40,470	65,497
Net interest revenue	**917,136**	**904,614**
Fees collected	427,461	409,573
Fees paid	(64,845)	(57,072)
Gains (losses) on financial transactions	39,164	25,868
Net ordinary revenue	**1,318,916**	**1,282,983**
Other operating revenues	7,538	9,178
General administrative expenses	(691,491)	(695,131)
Depreciation, amortization and write-down of property and equipment and intangible assets	(78,706)	(76,589)
Other operating expenses	(33,970)	(32,976)
Net operating revenue	**522,287**	**487,465**
Write-offs and credit loss provisions (net)	(141,360)	(103,485)
Write-down of long-term financial investments (net)	30,137	21,083
Extraordinary income	101,611	82,290
Extraordinary losses	(74,189)	(131,057)
Income before taxes	**438,486**	**356,296**
Corporate income tax and other taxes	(69,069)	(25,200)
Income for the year	**369,417**	**331,096**

Banco Español de Crédito, S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

for the years ended December 31, 2001 and 2000

THOUSANDS OF EUROS	2001	2000
SOURCE OF FUNDS:		
From operations-		
Income for the year	369,417	331,096
Net provisions to allowances	199,686	200,661
Direct write-down of assets	614	313
Period depreciation and amortization	78,706	76,590
Gains on the sale of treasury stock, shareholdings and fixed assets	(32,464)	(31,986)
Losses on the sale of treasury stock, shareholdings and fixed assets	4,130	10,146
	620,089	586,820
Net variation in borrowed funds and lending-		
Subordinated debt securities issued	28,959	38,128
Lending, less financing, at Bank of Spain and credit entities	833,123	3,040,321
Deposits	2,225,733	1,754,651
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	28,510	22,943
Sale of property and equipment and intangible assets	120,847	52,053
	3,237,072	4,908,096
Total funds obtained	**3,857,161**	**5,494,916**
Application of funds:		
Refund of shareholdings due to capital reduction	73,519	61,266
Loans and discounts	3,013,975	2,548,559
Fixed-income securities	543,175	2,554,737
Short-term equity securities	70,979	26,038
Acquisition of long-term investments-		
Acquisition of, and increase in, shareholdings in Group and associated companies	23,106	403,113
Additions to property and equipment and intangible assets	180,486	14,983
Other asset items less liability items (net variation)	(48,079)	(113,780)
Total funds applied	**3,857,161**	**5,494,916**

402

4. DISTRIBUTION OF THE BANK'S INCOME

The Board of Directors will propose to the Shareholders' Meeting that the Bank's 2001 net income be distributed as follows:

	THOUSANDS OF EUROS
Net income	369,417
Distribution to:	
Legal reserve	36,942
Voluntary reserves	332,475
	369,417

5. GOVERNMENT DEBT SECURITIES

The detail of the balances of this caption in the consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
TRADING PORTFOLIO–		
Other listed debt securities traded by the book-entry system	66,962	224,687
	66,962	224,687
ORDINARY INVESTMENT PORTFOLIO–		
Treasury bills	330,667	1,374,619
Other listed debt securities traded by the book-entry system	370,161	497,318
	700,828	1,871,937
HELD-TO-MATURITY PORTFOLIO–		
Other listed debt securities traded by the book-entry system	3,111,494	4,027,172
	3,111,494	4,027,172
	3,879,284	**6,123,796**
Security price fluctuation allowance	(2,731)	(2,790)
	3,876,553	**6,121,006**

The average annual interest rate on the Treasury bills in 2001 was 4.2% (3.8% in 2000). The balances of the "Other Listed Securities Traded under the Book-Entry System" account in the foregoing detail reflect debentures, bonds and government debt securities. The average annual interest rate on these securities in 2001 was 4.6% (7.3% in 2000). 9,262,955 thousands of euros (effective amount) of the foregoing assets and of the assets acquired under resale agreement, which are recorded under the "Due from Credit Entities" (see Note 6) and "Loans and Discounts" (see Note 7) captions in the consolidated balance sheet as of December 31, 2001, had been sold to the Bank of Spain, to other financial intermediaries and to customers, and, accordingly, this amount is included under the "Due to Credit Entities - Other Deposits" (see Note 16) and "Customer Deposits" (see Note 17) captions in the consolidated balance sheet at that date.

47,612 thousands of euros (effective amount) were transferred from the trading portfolio to the ordinary investment portfolio in 2001, at the market price at the transfer date, net of the accrued interest. Also, securities in the ordinary investment portfolio were sold for 2,253,401, giving rise to again of 620 thousands of euros which is recorded under the "Gains (Losses) on Financial Transactions" caption in the 2001 consolidated statement of income (see Note 30).

The detail of the variations in 2001 in the ordinary investment portfolio and in the held-to-maturity investment portfolio, disregarding the security price fluctuation allowance, is as follows:

THOUSANDS OF EUROS	ORDINARY INVESTMENT PORTFOLIO	HELD-TO-MATURITY INVESTMENT PORTFOLIO
Balances at January 1, 2001	1,871,937	4,027,172
Purchases and transfers	1,440,018	310,380
Sales and redemptions	(2,639,885)	(1,214,320)
Variation due to adjusted acquisition price (Note 2-d)	28,758	(11,738)
Balances at December 31, 2001	**700,828**	**3,111,494**

The detail of the book and market values of the balances of the "Fixed-Income Securities - Ordinary Investment Portfolio" and "Fixed-Income Securities - Held-to-Maturity Investment Portfolio" captions as of December 31, 2001, is as follows:

THOUSANDS OF EUROS	BOOK VALUE	MARKET VALUE
FIXED-INCOME SECURITIES-		
Ordinary investment portfolio (*)	698,097	692,913
Held-to-maturity investment portfolio	3,111,494	3,233,563
	3,809,591	**3,926,476**

(*) The difference between the book value and the market value of the fixed-income securities in the ordinary investment portfolio is covered by the security price fluctuation allowance recorded with a charge to accrual accounts (see Note 2-d).

The breakdown, by maturity, of the balance of this caption as of December 31, 2001, is as follows:

	MATURITY				
THOUSANDS OF EUROS	UP TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
FIXED-INCOME SECURITIES–					
Trading portfolio	15,482	1,303	31,232	18,945	66,962
Ordinary investment portfolio	154,204	145,473	62,205	338,946	700,828
Held-to-maturity investment portfolio	256,382	11,272	2,086,292	757,548	3,111,494
	426,068	**158,048**	**2,179,729**	**1,115,439**	**3,879,284**

Government debt securities with a face value of 29,534 thousands of euros were securing certain own or third-party commitments as of December 31, 2000. Some of these securities was securing loans granted to the Group by the Bank of Spain (see Note 16).

In 2001, a net amount of 59 thousands of euros of the security price fluctuation allowance was recovered and credited to income for the year.

404

6. DUE FROM CREDIT ENTITIES

The breakdown of the balances of this caption in the accompanying consolidated balance sheets, by currency and type, is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	5,591,027	7,014,480
In foreign currencies	1,167,289	2,022,315
	6,758,316	**9,036,795**
BY TYPE:		
Demand deposits–		
Current accounts	—	13,805
Other accounts	782,888	341,593
	782,888	355,398
Other–		
Deposits at credit and finance entities	2,047,183	4,041,399
Assets acquired under resale agreement (Note 5)	3,928,496	4,011,054
Other accounts	50	629,245
	5,975,729	8,681,698
Less- Credit loss allowance (Note 2-c)	(301)	(301)
	6,758,316	**9,036,795**

The detail, by due date, of the balance of the "Due from Credit Entities - Other" (excluding "Other Accounts") caption in the foregoing table and of the average interest rates at 2001 year-end is as follows:

THOUSANDS OF EUROS	UP TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	AVERAGE INTEREST RATE AT YEAR-END
Deposits at credit and finance entities	1,953,585	34,680	39,298	19,620	2,047,183	5.2%
Assets acquired under resale agreement	3,315,920	612,576	-	-	3,928,496	3.6%
	5,269,505	**647,256**	**39,298**	**19,620**	**5,975,679**	

7. LOANS AND DISCOUNTS

The detail of the balances of this caption in the accompanying consolidated balance sheets, by currency and borrower sector, is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	21,510,263	18,757,248
In foreign currencies	2,087,085	1,864,049
	23,597,348	**20,621,297**
By borrower sector:		
Public authorities	797,887	803,257
Other resident borrowers	20,935,242	18,472,671
Nonresident borrowers	2,438,759	1,862,040
Less– Credit loss allowance (Note 2-c)	(574,540)	(516,671)
	23,597,348	**20,621,297**

The detail of the balances of the "Nonresident Borrowers" account as of December 31, 2001 and 2000, by geographical area, is as follows:

THOUSANDS OF EUROS	2001	2000
Other EU countries	849,200	448,082
United States of America	42,621	25,080
Other OECD countries	55,742	28,458
Latin America	1,178,633	1,122,877
Other countries	312,563	237,543
	2,438,759	**1,862,040**

405

The detail, by maturity and by loan type and status, of the "Loans and Discounts" caption as of December 31, 2001 and 2001, disregarding the balance of the "Credit Loss Allowance" account, is as follows:

THOUSANDS OF EUROS	2001	2000
BY MATURITY:		
Up to 3 months	6,739,692	7,508,653
3 months to 1 year	5,383,943	3,494,661
1 to 5 years	3,840,296	3,645,941
Over 5 years	8,207,957	6,488,713
	24,171,888	**21,137,968**
BY LOAN TYPE AND STATUS:		
Commercial bills	3,278,264	3,031,314
Secured loans	7,660,230	6,103,502
Assets acquired under resale agreement (Note 5)	1,469,729	1,215,170
Other term loans	10,359,171	9,502,617
Overdrafts and other	602,654	568,057
Financial leases	560,977	499,397
Doubtful assets	240,863	217,911
	24,171,888	**21,137,968**

As of December 31, 2001, there were no loans for material amounts without fixed maturity dates.

In May 2000 and, respectively, 2001, the Bank securitized mortgage loans amounting to approximately 715,000 and 545,000 thousands of euros, respectively, and all the mortgage bonds issued were subscribed by Fondo de Titulización Hipotecaria Banesto 2 and Fondo de Titulización Hipotecaria Banesto 3, respectively (set up by Santander de Titulización, Sociedad Gestora de Fondos de Titulización, S.A.). As of December 31, 2001, all the mortgage securitization bonds outstanding at that date issued by the two Funds (the total face value of which amounted to approximately 1,066,220 thousands of euros) were owned by the Group (see Note 8).

Assets under financial lease contracts are reflected in the "Financial Leases" account in the foregoing detail at the principal amount of the lease payments outstanding, excluding financial charges and VAT, plus the residual value at which the purchase option may be exercised.

The advances and loans granted by the Group to the members of the Bank's Board of Directors as of December 31, 2001, amounted to 590 thousands of euros. These transactions earn average annual interest of 2.07% and mature in an average period of 9 years. 14 thousands of euros of these loans were repaid in 2001. Also, as of December 31, 2001, these borrowers were the guarantors of other loans amounting to 939 thousands of euros.

As of December 31, 2001, the Group had recorded loans amounting to 87,030 thousands of euros relating to the financing granted to its employees for the acquisition of shares of Banco Español de Crédito, S.A. and of Banco Santander Central Hispano, S.A.

In addition, the Bank has in certain cases financed acquisitions of its shares by third parties, and granted loans to third parties secured by shares of the Bank or Banco Santander Central Hispano, S.A. As of December 31, 2001, these financing and guarantee arrangements, net of the credit loss allowance, totaled 8,114 thousands of euros, and a restricted reserve was recorded for the book value thereof, net of the related credit loss allowance, as required by Articles 75, 79, 80 and 81 of the revised Corporations Law (see Note 24).

1106

Credit loss allowance

The variations in 2001 and 2000 in the balances of the credit loss allowance were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	516,671	465,398
Add– Net provisions charged to income for the year–		
Period provision	224,077	182,881
Allowance released	(22,902)	(26,241)
	201,175	156,640
Add / (Less)-		
Transfers to "Provisions for Property and Equipment" (Note 13)	(1,310)	(16,906)
Transfers to "Credit Los Allowance for Debentures and Other Fixed-income Securities" (Note 8)	(13,360)	—
Bad debt write-offs and other net variations	(128,636)	(88,461)
Balances at year-end	**574,540**	**516,671**

The 55,188 thousands of euros of written-off assets recovered and 746 thousands of euros of direct loan write-offs in 2001 are presented as a reduction of and as an addition to, respectively, the balance of the "Write-offs and Credit Loss Provisions" caption in the accompanying 2001 consolidated statement of income.

8. DEBENTURES AND OTHER FIXED-INCOME SECURITIES

The breakdown, by currency, listing status, type and issuer sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	4,414,133	2,927,438
In foreign currencies	320,781	456,150
	4,734,914	**3,383,588**
BY LISTING STATUS:		
Listed securities	4,662,372	2,024,688
Unlisted securities	72,542	1,358,900
	4,734,914	**3,383,588**
BY TYPE:		
Public-sector securities	18,323	12,624
Promissory notes and bills	—	—
Bonds and debentures	1,707,505	1,614,689
Corporate promissory notes	14,715	83,090
Other securities	2,994,371	1,673,185
	4,734,914	**3,383,588**
BY ISSUER SECTOR:		
Public authorities	18,323	12,624
Official credit entities	89	732
Other resident credit entities	68,742	74,825
Other resident sectors	1,722,220	1,635,466
Nonresidents	2,925,540	1,659,941
	4,734,914	3,383,588
Less– Security price fluctuation allowance (Note 2–d)	(83)	(84)
Less– Credit loss allowance (Note 7)	(13,360)	—
	4,721,471	**3,383,504**

As of December 31, 2001, the "Bonds and Debentures" caption included, inter alia, the bonds issued by Fondo de Titulización Hipotecaria Banesto 1, Banesto 2 and Banesto 3 (see Note 7). The average annual interest rate on these bonds was 4.9% in 2001. 1,469,239 thousands of euros of these assets had been pledged to the Bank of Spain for the secured lending system (see Note 16).

As of December 31, 2001, the book and market values of the amounts included in this caption of the consolidated balance sheet were as follows:

THOUSANDS OF EUROS	BOOK VALUE	MARKET VALUE
Trading portfolio	257,473	257,473
Ordinary investment portfolio	4,112,454	4,146,324
Held-to-maturity investment portfolio	351,544	356,366
	4,721,471	**4,760,163**

The average annual interest rate of the fixed-income securities on hand as of December 31, 2001, was 4.7%. The effect of discounting to present value the fixed-income securities with an interest rate lower than the average cost of the Group's borrowed funds is not material.

The total balance of the "Public-Sector Securities" account relates to securities issued by the Spanish public sector.

116,545 thousands of euros of the total fixed-income securities on hand as of December 31, 2001, mature in 2002.

The variations in 2001 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

THOUSANDS OF EUROS	ORDINARY INVESTMENT PORTFOLIO	HELD-TO-MATURITY INVESTMENT PORTFOLIO
Balances at the beginning of the year	3,383,588	—
Purchases	6,680,639	353,715
Sales, redemptions and other	(6,053,475)	—
Modification for corrected acquisition cost (Note 2-d)	115,145	(2,171)
Balances at year-end	**4,125,897**	**351,544**

The variations in the balances of the "Security Price Fluctuation Allowance" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	84	5,367
Add- Net provision/(release) charged/(credited) to income for the year	—	(5,337)
Less- Amounts used for sales, write-downs and Other	(1)	54
Balances at year-end	**83**	**84**

9. COMMON STOCKS AND OTHER EQUITY SECURITIES

This caption in the accompanying consolidated balance sheets reflects the shares of companies less than 3% owned, if listed, and less than 20% owned, if unlisted, by the Group, and units in capital market mutual funds. The detail of the balances of this caption as of December 31, 2001 and 2000, by currency and listing status, is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	293,596	283,269
	293,596	**283,269**
BY LISTING STATUS:		
Listed securities (*)	248,222	227,994
Unlisted securities	45,374	55,275
	293,596	283,269
Less- Security price fluctuation allowance	(9,977)	(9,353)
	283,619	**273,916**

(*) Including 11,795 thousands of euros of investments in credit entities.

The variations in 2001 and 2000 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	283,269	270,996
Purchases and subscriptions	8,229,712	9,733,571
Sales and redemptions	(8,219,385)	(9,721,298)
Balances at year-end	**293,596**	**283,269**

Most of the additions and retirements in 2001 related to the business activity of Banesto Bolsa, S.A., S.V.B.

As of December 31, 2001, the book and market values of the foregoing balances, classified as either trading or ordinary investment portfolio, were as follows:

THOUSANDS OF EUROS	BOOK VALUE	MARKET VALUE
Ordinary investment portfolio	111,951	118,496
Trading portfolio	171,668	171,668
	283,619	**290,164**

The variations in the balances of the "Security Price Fluctuation Allowance" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	9,353	7,313
Add– Net provision/(release) charged/(credited) to income for the year		
Period provision	5,394	4,721
Allowance released	(3,153)	(1,223)
	2,241	3,498
Less- Amounts used for sales, write-downs and other	(1,617)	(1,458)
Balances at year-end	**9,977**	**9,353**

10. SHAREHOLDINGS IN NON-GROUP COMPANIES

This caption in the accompanying consolidated balance sheets reflects the Group's shareholdings in associated companies, i.e. companies which, although not part of the economic group, have a lasting relationship with the Group, as defined in Bank of Spain Circular 4/1991.

The detail of the balances of this caption, by currency and listing status, as of December 31, 2001 and 2000, is as follows:

THOUSANDS OF EUROS	2001	2000
Unlisted securities denominated in national currency	57,231	57,816
Less- Security price fluctuation allowance	(30,908)	(36,080)
	26,323	**21,736**

Exhibit III lists these investee companies, showing the percentages of direct and indirect ownership by the Group and other relevant information.

The variations in 2001 and 2000 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	57,816	19,297
Additions	424	43,621
Retirements	(1,009)	(5,102)
Balances at year-end	**57,231**	**57,816**

The variations in the balances of the "Security Price Fluctuation Allowance" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	36,080	10,676
Add- Net provision/(recovery) charged/(credited) to income for the year	(64)	577
Add/(Less)– Amounts used for sales, write-downs and other	(5,108)	24,827
Balances at year-end	**30,908**	**36,080**

11. SHAREHOLDINGS IN GROUP COMPANIES

This caption in the accompanying consolidated balance sheets reflects the investments in Group companies more than 50% owned which are not consolidated by the global or proportional integration method because their business activities are not directly related with those of the Group. The percentages of direct and indirect ownership in these companies and other relevant information are disclosed in Exhibit II.

As of December 31, 2001, no significant capital increases were in process of subscription and there were no investments in credit entities.

The breakdown, by currency and listing status, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	460,037	420,685
In foreign currencies	1,914	-
	461,951	**420,685**
BY LISTING STATUS:		
Listed securities	280,013	235,262
Unlisted securities	181,938	185,423
	461,951	420,685
Less– Security price fluctuation allowance	(42,247)	(54,947)
	419,704	**365,738**

The variations in 2001 and 2000 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the security price fluctuation allowance, were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	420,685	592,033
Additions	66,658	125,606
Retirements	(25,392)	(296,954)
Balances at year-end	**461,951**	**420,685**

410

The salient events which gave rise to the variations in the shareholdings in Group companies in 2001 were as follows:

1. Sale to non-Group third parties of all of the capital stock of Variations International, S.A.
2. Dissolution without liquidation, pursuant to Article 266 of the Spanish Corporations Law, of Dolman, S.A. and Compañía Española Productora de Algodón Nacional, S.A., through the overall transfer of the assets and liabilities to their sole shareholder, Banco Español de Crédito, S.A.
3. Reduction of the par value of the shares of Inmobiliaria Urbis, S.A. from 1.30 to 1.19 per share.
4. Increase in the valuation of holdings carried by the equity method as a result of the income generated by them in the year.

The variations in the balances of the "Security Price Fluctuation Allowance" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	54,947	127,919
Add– Net provision/(release) charged/(credited) to income for the year	(991)	(1,121)
Less- Amounts used in sales, write-downs and other	(11,709)	(71,851)
Balances at year-end	**42,247**	**54,947**

Exhibit IV shows the notifications made by the Group as required by Article 86 of the revised Corporations Law and Article 53 of Securities Market Law 24/1988.

12. INTANGIBLE ASSETS

The variations in 2001 in the balance of this caption in the accompanying consolidated balance sheet, were as follows:

THOUSANDS OF EUROS	INCORPORATION AND PREOPENING EXPENSES	OTHER DEFERRED CHARGES
Balances at January 1, 2001	71	28,597
Additions	34	37,455
Retirements	(1)	(877)
Amortization (Note 2-f)	(25)	(3,803)
Balances at December 31, 2001	**79**	**61,372**

13. PROPERTY AND EQUIPMENT

The variations in 2001 in the balances of the "Property and Equipment" accounts and in the related accumulated depreciation were as follows:

THOUSANDS OF EUROS	LAND AND BUILDINGS FOR OWN USE	OTHER PROPERTY (*)	FURNITURE, INSTALLATIONS AND OTHER	TOTAL
REVALUED COST–				
Balances at January 1, 2001	396,596	388,699	1,029,641	1,814,936
Additions	10,326	40,855	123,287	174,468
Retirements	(9,292)	(160,349)	(81,393)	(251,034)
Balances at December 31, 2001	**397,630**	**269,205**	**1,071,535**	**1,738,370**
ACCUMULATED DEPRECIATION AND PROVISIONS (Note 2–h)–				
Balances at January 1, 2001	71,433	186,625	658,103	916,161
Net provisions (releases)	7,979	(35,919)	71,600	43,660
Retirements	(1,801)	(33,643)	(44,470)	(79,914)
Transfers from "Credit Loss Allowance" (Note 7)	—	1,310	—	1,310
Transfer from "Specific Allowance for Other Assets" (Note 14)	—	12,417	—	12,417
Balances at December 31, 2001	**77,611**	**130,790**	**685,233**	**893,634**
Net book value as of December 31, 2001	**320,019**	**138,415**	**386,302**	**844,736**

(*) Approximately 69.17% of the balance of "Revalued Cost" and 92.95% of the balance of "Accumulated Depreciation and Provisions" as of December 31, 2001, relate to property and equipment acquired through foreclosure of other assets (see Note 2-h) (71.75% and 94.48%, respectively, as of December 31, 2000).

As of December 31, 2001, the Group had no rights on leased assets.

The Bank and nonconsolidable Spanish Group company revalued their property and equipment pursuant to Royal Decree-Law 7/1996 and to previous revaluation laws.

412

14. OTHER ASSETS

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
Tax receivables (*)	399,015	286,550
Options purchased	26,700	83,766
Checks drawn on credit entities	97,143	58,198
Insurance contract linked to pension and similar obligations (**)	1,274,649	1,223,668
Difference due to assignment of investments relating to insurance contracts linked to pensions (**)	405,222	427,794
Other items	738,005	519,330
Less- Specific allowance for other assets	(160,937)	(159,551)
	2,779,797	**2,439,755**

(*) As of December 31, 2001, including deferred tax assets amounting to 356,320 thousands of euros (see Notes 2-m and 25).
(**) See Notes 2-j and 20.

The variations in the balances of the "Specific Allowance for Other Assets" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	159,551	212,248
ADD/(LESS)-		
Transfer from "Provisions for Contingencies and Expenses – Other Provisions" (Note 20)	13,794	—
Transfer to "Provisions for Property and Equipment" (Note 13)	(12,417)	—
Net release credited to income	(13,511)	(2,386)
Amounts used, write-downs and other	13,520	(50,311)
Balances at year-end	**160,937**	**159,551**

15. ACCRUAL ACCOUNTS

The detail of the balances of the asset and liability "Accrual Accounts" captions in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
ASSET ACCRUAL ACCOUNTS:		
Prepaid interest on funds taken at a discount	28	647
Unmatured accrued interest revenues on investments not taken at a discount	409,508	554,840
Prepaid expenses	1,811	4,194
Other accruals	509,933	279,196
	921,280	**838,877**
LIABILITY ACCRUAL ACCOUNTS:		
Interest revenues collected early on investments taken at a discount	38,058	42,128
Unmatured costs incurred on funds not taken at a discount	191,129	245,918
Accrued expenses	94,902	128,467
Other accrual accounts	345,494	321,562
	669,583	**738,075**

16. DUE TO CREDIT ENTITIES

The breakdown, by currency and type of transaction, of the balances of this caption in the consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	9,203,756	10,495,576
In foreign currencies	1,564,471	2,549,851
	10,768,227	**13,045,427**
BY TYPE:		
Demand deposits-		
Current accounts	1,894	14
Other accounts	166,246	79,516
	168,140	79,530
Other deposits–		
Bank of Spain–		
Credit account drawdowns	957,927	1,211,157
Assets sold under repurchase agreement (Note 5)	—	2,154,328
	957,927	3,365,485
Time deposits	4,566,413	4,424,079
Assets sold under repurchase agreement (Note 5)	4,847,762	5,041,193
Other accounts	227,985	135,140
	10,600,087	12,965,897
	10,768,227	**13,045,427**

As of December 31, 2001, the limit assigned by the Bank of Spain to the Group for the system of credit lines guaranteed by public-sector funds and other assets amounted to 1,570,420 thousands of euros.

414

The detail, by due date, of the balance as of December 31, 2001, of the "Other Deposits" account in the foregoing table, and of the average interest rates at that date, is as follows:

THOUSANDS OF EUROS	UP TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	AVERAGE INTEREST RATE AT YEAR-END
Bank of Spain:						
Credit account drawdowns	957,927	—	—	—	957,927	3.5%
Time deposits	2,880,757	1,543,642	142,014	—	4,566,413	3.8%
Assets sold under repurchase agreement	4,466,570	381,192	—	—	4,847,762	3.4%
Other accounts	—	—	43,550	184,435	227,985	5.4%
	8,305,254	**1,924,834**	**185,564**	**184,435**	**10,600,087**	

17. CUSTOMER DEPOSITS

The detail of the balances of this caption in the consolidated balance sheets, by currency and depositor sector, is as follows:

THOUSANDS OF EUROS	2001	2000
BY CURRENCY:		
In national currency	22,883,556	21,832,221
In foreign currencies	1,654,912	1,615,227
	24,538,468	**23,447,448**
BY DEPOSITOR SECTOR:		
Public authorities	1,049,986	710,872
Other residents	20,263,267	19,529,959
Nonresidents	3,225,215	3,206,617
	24,538,468	**23,447,448**

The detail, by geographical area, of the balances of the "Nonresidents" account as of December 31, 2001 and 2000, in the foregoing table, is as follows:

THOUSANDS OF EUROS	2001	2000
Other EU countries	1,435,203	1,519,498
United States of America	101,117	190,756
Other OECD countries	212,864	210,349
Latin America	1,300,584	1,154,625
Other countries	175,447	131,389
	3,225,215	**3,206,617**

The detail, by type, of the balances of the "Other Residents" account as of December 31, 2001 and 2000, is as follows:

THOUSANDS OF EUROS	2001	2000
Demand deposits	4,542,769	4,599,497
Savings accounts	4,599,277	4,060,337
Time deposits	4,410,680	6,129,042
Assets sold under repurchase agreement (Note 5)	6,704,013	4,740,871
Other accounts	6,528	212
	20,263,267	**19,529,959**

The detail, by due date, of the balances of the "Savings Deposits - Time" and "Other Deposits - Time" captions in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

THOUSANDS OF EUROS	
Savings deposits – Time-	
Up to 3 months	5,013,587
3 months to 1 year	37,969
1 to 5 years	1,214,712
Over 5 years	32,126
	6,298,394
Other deposits – Time-	
Up to 3 months	6,462,511
3 months to 1 year	1,688,450
1 to 5 years	104,429
Over 5 years	47,056
	8,302,446

18. OTHER LIABILITIES

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
Allowance for income lock-in	309,613	132,005
Tax collection accounts	538,296	355,963
Items to be adjusted arising from futures transactions	284,879	221,103
Sundry payables (consignments, guarantees, etc.)	371,089	348,499
Other items	178,244	104,631
	1,682,121	**1,162,201**

The variations in the balances of the "Allowance for Income Lock-in" account in 2001 and 2000 were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	132,005	57,040
Add/(Less)		
Net provision/(release) charged/(credited) to income for the year	(37,245)	(16,053)
Sale of branches to Banco Santander Central Hispano, S.A. (Note 29)	214,802	91,408
Other variations	51	(390)
Balances at year-end	**309,613**	**132,005**

19. MARKETABLE DEBT SECURITIES

The balance of this caption in the accompanying consolidated balance sheet as of December 31, 2001, related to bonds and debentures totaling 1,235,401 thousands of euros issued by Banesto Issuances Ltd., which bear average annual interest of 3.5%. Of this amount, 20,250 thousands of euros mature in 2002.

20. PROVISIONS FOR CONTINGENCIES AND EXPENSES

The breakdown of the balances of this caption in the accompanying consolidated balance sheets is as follows:

THOUSANDS OF EUROS	2001	2000
Pension allowance (Note 2-j)	2,316,694	2,104,596
OTHER PROVISIONS–		
Allowance for off-balance-sheet risks (Note 2-c)	57,555	5,035
Other allowances	367,725	370,878
	425,280	375,913
	2,741,974	**2,480,509**

416

The balance of the "Other Allowances" account relates to provisions recorded to provide for specific certain or contingent liabilities.

The variations in 2001 and 2000 in the balances of the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheets were as follows:

	2001		2000	
THOUSANDS OF EUROS	PENSION ALLOWANCE	OTHER PROVISIONS	PENSION ALLOWANCE	OTHER PROVISIONS
Balances at the beginning of the year	2,104,596	375,913	286,226	281,454
ADD/ (LESS)-				
Net provision charged to period income (Notes 2-j and 30)	122,799 (*)	65,291	49,890	102,056
Provision for commitments to employees taking early retirement-				
Charged to unrestricted reserves (Notes 1, 2-j and 24)	175,191	—	125,391	—
Charged to prepaid taxes (Notes 1, 2-j and 25)	94,657	—	67,518	—
Addition of in-house allowance insured as of January 1, 2001	—	—	1,649,009	—
Variation in net level premium reserves at insurance companies	(30,625)	—	46,386	—
Transfer to "Specific Allowance for Other Assets" (Note 14)	—	(13,794)	—	—
Payments to pensioners and early retirees (Note 2–j)	(158,938)	—	(128,136)	—
Transfer from/to "Other Provisions"	8,414	(8,414)	6,188	(6,188)
Amounts used, write-offs, recoveries and other	—	6,284	2,124	(1,409)
Balances at year-end	**2,316,694**	**425,280**	**2,104,596**	**375,913**

(*) Of which 81,435 thousands of euros relate to the financial cost allocated to the recorded pension allowance, 15,735 thousands of euros to personnel expenses and 25,629 thousands of euros to extraordinary losses for the year.

21. SUBORDINATED DEBT

The detail of the balances of this caption in the consolidated balance sheets is as follows:

ISSUER	THOUSANDS OF EUROS 2001	THOUSANDS OF EUROS 2000	CURRENCY	FOREIGN CURRENCY AMOUNT (MILLONES)	INTEREST RATE	MATURITY
BANESTO FINANCE LTD.-						
Subordinated bonds	205,379	194,522	US$	181	3-month Libor + 0.5% for the first year and between 0.875% and 1.4% thereafter	Perpetual (*)
Subordinated bonds	170,203	161,202	US$	150	7.5%	March, 2007
Subordinated bonds	152,449	152,449	FFr	1,000	5.25%	June, 2008
BANESTO DELAWARE LTD.-						
Subordinated bonds	170,203	161,202	US$	150	8.25%	July, 2002
	698,234	**669,375**				

(*) Cancelable from October 21, 2010, or before that date with prior written authorization from the Bank of Spain.

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all general creditors. None of these issues is convertible into Bank shares. The issues are guaranteed by Banco Español de Crédito, S.A., at which the funds raised are deposited.

The total charge to income for the cost of subordinated debt in 2001 amounted to 45,952 thousands of euros.

22. GOODWILL IN CONSOLIDATION, NEGATIVE DIFFERENCE IN CONSOLIDATION AND MINORITY INTERESTS

The detail, by company, of the balances of these captions in the accompanying consolidated balance sheets is as follows:

GOODWILL IN CONSOLIDATION	THOUSANDS OF EUROS 2001	THOUSANDS OF EUROS 2000
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD-		
Banesto Bolsa, S.A., S.V.B.	85	478
Banco de Vitoria, S.A.	3,363	3,853
Corporación Industrial y Financiera de Banesto, S.A.	1,406	1,579
	4,854	5,910
COMPANIES CARRIED BY THE EQUITY METHOD-	—	9,184
	4,854	**15,094**

418

NEGATIVE DIFFERENCE IN CONSOLIDATION	THOUSANDS OF EUROS 2001	2000
COMPANIES CONSOLIDATED BY THE PROPORTIONAL INTEGRATION METHOD:		
SCH Gestión S.G.I.I.C., S.A.	5,030	5,030
	5,030	**5,030**

MINORITY INTERESTS	THOUSANDS OF EUROS 2001	2000
DEPOSIT ENTITIES:		
Banco de Desarrollo Económico Español, S.A.	27	31
Banco de Vitoria, S.A.	2,066	1,980
OTHER ENTITIES:		
Corporación Industrial y Financiera de Banesto, S.A.	624	597
Banesto Holdings Ltd.	77,558	77,271
Aljarafe Golf, S.A.	2,878	3,031
Oil-Dor, S.A.	12	13
	83,165	**82,923**

The variations in 2001 and 2000 in the balances of these captions in the accompanying consolidated balance sheets were as follows:

GOODWILL IN CONSOLIDATION	THOUSANDS OF EUROS 2001	2000
Balances at the beginning of the year	15,094	5,638
Additions	40	11,277
Amortization	(3,014)	(1,821)
Other variations	(7,266)	—
Balances at year-end	**4,854**	**15,094**

NEGATIVE DIFFERENCE IN CONSOLIDATION	THOUSANDS OF EUROS 2001	2000
Balances at the beginning of the year	5,030	8,973
Retirements	—	(3,943)
Balances at year-end	**5,030**	**5,030**

MINORITY INTERESTS	THOUSANDS OF EUROS 2001	2000
Balances at the beginning of the year	82,923	96,427
Inclusion and exclusion of new companies in/from the Group and change in percentages of ownership	(106)	(25,170)
Exchange differences and other	348	11,666
Balances at year-end	**83,165**	**82,923**

The "Minority Interests" in Banesto Holdings Ltd. relate basically to the US$ 100 million nonvoting preferred stock issue by this company in 1992, which is guaranteed by the Bank and carries entitlement to a fixed annual dividend of 10.5%. These shares are fully or partially redeemable at the issuer's option, subject to prior consent by the Bank of Spain. The balance outstanding as of December 31, 2001, amounted to US$ 77,295,400, following the purchases and subsequent redemptions by Banesto Holdings Ltd. itself in 2000.

23. CAPITAL STOCK AND TREASURY STOCK

On February 24, 2001, the Bank's Shareholders' Meeting ratified the decision made by the Board of Directors on January 31, 2001, to reduce the capital stock by 0.12 per share through reimbursement to the shareholders. After this capital reduction, the Bank's capital stock amounted to approximately 1,335,598

thousands of euros and the Bank's bylaws were amended in consequence.

Consequently, at 2001 year-end the capital stock of Banco Español de Crédito, S.A., the only capital stock included in the accompanying consolidated balance sheet as a result of the consolidation process, consisted of 612,659,404 fully subscribed and paid registered shares of 2.18 par value each (all with identical voting and dividend rights), all of which were listed on the Spanish stock exchanges. At that date neither the Bank nor any Group company held any shares of treasury stock. The Bank's majority shareholder was the Santander Central Hispano Group, which held 98.53% of the Bank's capital stock.

On February 16, 1999, the Shareholders' Meeting of the Bank resolved to authorize the Board of Directors to increase the Bank's capital stock, at one or several times, by up to 735,191,284.80, with or without additional paid-in capital, through the issuance of voting or nonvoting shares, within the periods and in the form stipulated by the applicable legislation, amending, as appropriate, Article 5 of the bylaws.

On February 4, 1997, the Shareholders' Meeting of Banco Español de Crédito, S.A. authorized the Board of Directors to issue, at one or several times during a maximum period of five years from the date of that Shareholders' Meeting, up to 180,304 thousands of euros of debentures convertible into new shares of the Bank.

On December 27, 2001, the Bank's Shareholders' Meeting authorized the Board of Directors for the purpose of the derivative acquisition of own shares by the Bank and its subsidiaries within the legally stipulated limits during a maximum period of 18 months from the date of that Shareholders' Meeting.

On December 27, 2001, the Shareholders' Meeting of Banco Español de Crédito, S.A. resolved to suspend from trading all the shares representing the Bank's capital stock and to present a tender offer therefor under the terms of Section 7 of Royal Decree 1197/91. The consideration offered, which will be subject to the required authorization of the Spanish National Securities Market Commission ("CNMV"), is 14.07 per share. The maximum number of shares to be acquired is nine million, representing 1.47% of the Bank's capital stock. At present, the tender offer is awaiting CNMV authorization.

24. RESERVES, RESERVES AT CONSOLIDATED COMPANIES, LOSSES AT CONSOLIDATED COMPANIES AND INCOME ATTRIBUTED TO MINORITY INTERESTS

The variations in 2001 and 2000 in the balances of these captions in the accompanying consolidated balance sheets were as follows:

THOUSANDS OF EUROS	2001	2000
Balances at the beginning of the year	296,664	119,387
Distribution of prior year's income	379,659	302,654
Variation due to exchange differences at foreign companies (Note 2-b)	(110)	14
Net charge for early retirements (Notes 1 and 2-j)	(175,791)	(125,391)
Balances at year-end	**500,422**	**296,664**

Reserves

The balances of this caption in the accompanying consolidated balance sheets are made up as follows:

THOUSANDS OF EUROS	2001	2000
RESTRICTED RESERVES–		
Reserve for treasury stock (Notes 2-i and 23) and for loans to purchase shares of the Bank and of Banco Santander Central Hispano, S.A. (Note 7)	8,114	11,774
Reserve for redenomination of capital in euros (Note 23)	2,480	2,480
Reserves	584,977	379,854
	595,571	**394,108**

Under Articles 75, 79, 80 and 81 of the revised Corporations Law, a restricted reserve was recorded for an amount equal to the book value of the financing and guarantees provided to third parties to acquire Bank or Banco Santander Central Hispano, S.A. shares, net of the related credit loss allowances. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist.

Legal reserve

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of capital stock. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserves at consolidated companies and losses at consolidated companies

The detail, by company, of the balance as of December 31, 2001, of the reserves and losses at consolidated companies is as follows:

RESERVES AT CONSOLIDATED COMPANIES	THOUSANDS OF EUROS
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD:	
A.G. Activos y Participaciones, S.A.	47,792
Corporación Industrial y Financiera de Banesto, S.A.	13,749
Banesto Bolsa, S.A., S.V.B.	24,113
Banco de Vitoria, S.A.	19,492
Dudebasa	10,786
Other companies	8,996
	124,928
COMPANIES CARRIED BY THE EQUITY METHOD:	
Banesto Seguros, S.A.	3,717
Sistemas 4B, S.A.	1,103
Crinaria, S.A.	6,142
Other companies	1,329
	12,291
	137,219

LOSSES AT CONSOLIDATED COMPANIES	THOUSANDS OF EUROS
COMPANIES CONSOLIDATED BY THE GLOBAL INTEGRATION METHOD:	
Grupo Inmobiliario La Corporación S.A.	9,868
Banesto Holding Ltd.	8,055
Informática, Servicios y Productos, S.A.	35,413
Gedinver e Inmuebles, S.A.	38,517
Nordin, S.A.	39,829
Agrícola los Juncales, S.A	4,634
Other companies	10,940
	147,256
COMPANIES CARRIED BY THE EQUITY METHOD:	
Dinsa, S.A.	13,968
Inmobiliaria Urbis, S.A.	22,513
Inversiones Turísticas, S.A.	15,262
Aparcamientos y Construcciones, S.A.	10,822
Other companies	22,482
	85,047
Translation differences (Note 2-b)	65
	232,368

38,568 thousands of euros of the balances of the "Reserves at Consolidated Companies" caption in the consolidated balance sheet as of December 31, 2001, relate to restricted reserves.

Income attributed to minority interests

The detail, by company, of the balances of this caption in the accompanying consolidated statements of income is as follows:

THOUSANDS OF EUROS	2001	2000
Banesto Holdings Ltd.	9,047	10,525
Other companies	87	122
	9,134	**10,647**

25. TAX MATTERS

From 1999 onwards, the Bank resolved to file consolidated tax returns as part of the corporate Group controlled by Banco Santander Central Hispano, S.A. (see Note 23).

The balance of the "Customer Deposits – Other Deposits" caption in the accompanying consolidated balance sheet as of December 31, 2001, includes the liability for the various applicable taxes.

As indicated in Note 2-j, in 2001 the Bank recorded prepaid tax of 94,657 thousands of euros for the salary commitments to employees who took early retirement through the date of effective retirement.

Since 1999 the companies which through 1998 were part of the consolidated tax group controlled by Banco Español de Crédito, S.A. have filed consolidated tax returns together with the consolidated tax Group controlled by Banco Santander Central Hispano, S.A. Following is the estimated reconciliation of the income per books to the taxable income prepared on the assumption that the consolidated Group controlled by Banco Español de Crédito, S.A. existed as of December 31, 2001:

1122

	THOUSANDS OF EUROS
Income per books	430,855
PERMANENT DIFFERENCES:	
Increases-	
Banco Español de Crédito, S.A.	370,591
Other individual companies and consolidation adjustments	62,439
Decreases-	
Banco Español de Crédito, S.A.	(218,991)
Other individual companies and consolidation adjustments	(174,143)
TIMING DIFFERENCES:	
Increases	217,368
Decreases	(123,207)
Taxable income	**564,912**

However, the dividends of approximately 37,485 thousands of euros received from companies belonging to the aforementioned consolidated tax group and income of 185,623 thousands of euros from intercompany transactions will be eliminated from the consolidated tax return.

For the purpose of determining the corporate income tax expense recorded by the Group, regard should be had to the fact that the tax losses incurred at the Group companies before the extinction of the consolidated tax Group headed by Banco Español de Crédito, S.A. can only be carried forward for offset by the entities at which they arose. After filing the 2000 tax return, the tax losses qualifying for carryforward at the Banco Español de Crédito Group companies amounted to approximately 171,493 thousands of euros.

The Bank has unused investment tax credits of 1,425 thousands of euros relating to the years from 1995 through 2000, entitlement to which is conditional upon compliance with the requirements of current regulations.

The Bank has the years from 1996 for corporate income tax and from 1997 for the other main taxes open for review by the tax inspection authorities. The Bank is currently undergoing a tax audit for corporate income tax for the years from 1996 through 1998, and 1997 and 1998 for the other main taxes. However, the Group's directors and its tax advisers consider that any tax debt that might arise as a result of the tax audit would not have a significant impact on the Bank's 2001 financial statements.

The varying interpretations which can be made of certain tax regulations applicable to the Group's operations might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Bank's directors and its tax advisers consider that the tax charge, if any, which might arise from future inspections by the tax authorities would not materially affect the 2001 financial statements of the Group.

The Banco Español de Crédito Group companies included in the consolidated tax group, the controlling company of which is Banco Santander Central Hispano, S.A., are Banco Español de Crédito, S.A., Banco del Desarrollo Económico Español, S.A., Corporación Industrial y Financiera de Banesto, S.A., Banesto Bolsa, S.A., S.V.B. and 44 other companies.

The other Group companies will file individual tax returns in accordance with the tax regulations applicable in their country of residence.

26. LEGAL MATTERS

On March 28, 1994, the Bank of Spain issued a Resolution whereby it called for bids for the 73.45% of the capital stock of Banco Español de Crédito, S.A. relating to the capital increase of 1,081,822 thousands of euros approved by the Shareholders' Meeting on March 26, 1994, which was fully subscribed by the Deposit Guarantee Fund.

As stipulated in the aforementioned auction conditions, the Deposit Guarantee Fund will be liable to Banco Santander, S.A. (currently Banco Santander Central Hispano, S.A.), as the successful bidder, and on behalf of Banco Español de Crédito, S.A., for the economic losses for the latter arising from any legal proceedings against it which may be initiated during a period of two years from the date of publication of the auction conditions, pursuant to firm and final court decisions, as a result of associative disputes relating to events which occurred prior to the execution of the purchase and sale contract for the shares obtained by auction. Pursuant to the aforementioned auction conditions, the successful bidder waived any rights arising from the above-mentioned guarantee in favor of Banco Español de Crédito, S.A. The claim filed by Carlisle Ventures, Inc. against Banco Español de Crédito, S.A., based on the share subscription agreements entered into by the two companies in connection with the capital increase of August 1993 at the Bank, met the aforementioned requirements to qualify for coverage by the Deposit Guarantee Fund.

Accordingly, after a firm court decision was handed down and the Bank had met its financial liabilities arising therefrom, the Deposit Guarantee Fund indemnified the Bank for the payments made.

27. MEMORANDUM ACCOUNTS

The detail of the balances of this caption in the accompanying consolidated balance sheets, which include, inter alia, the Group's main commitments and contingent liabilities that arose in the normal course of its operations, is as follows:

THOUSANDS OF EUROS	2001	2000
CONTINGENT LIABILITIES:		
Assets assigned to sundry obligations	168,139	209,937
Guarantees and other sureties provided	5,464,639	4,741,073
Other contingent liabilities	230,310	224,289
	5,863,088	5,175,299
COMMITMENTS:		
Balances drawable by third parties- Credit entities	616,280	671,979
Public authorities	605,868	731,575
Other residents	6,037,206	5,854,842
Nonresidents	135,638	1,004,227
	7,394,992	8,262,623
Other commitments	1,421,272	1,262,841
	8,816,264	9,525,464
	14,679,352	**14,700,763**

28. FUTURES TRANSACTIONS

The detail as of December 31, 2001 and 2000, by type of derivative, of the unmatured notional or contractual amounts of futures transactions arranged by the Group is as follows:

THOUSANDS OF EUROS	2001	2000
UNMATURED FOREIGN CURRENCY PURCHASE AND SALE TRANSACTIONS:		
Purchases	3,580,100	2,362,136
Sales	2,498,768	1,122,820
FINANCIAL ASSET PURCHASE AND SALE TRANSACTIONS:		
Purchases	616,732	545,892
Sales	1,757,300	781,222
SECURITIES AND INTEREST RATE FUTURES:		
Purchased	353,704	69,691
Sold	634,625	214,418
OPTIONS:		
On securities–		
Purchased	2,034,636	1,410,223
Written	4,057,332	2,668,704
On interest rates–		
Purchased	682,950	176,299
Written	682,950	173,294
On foreign currencies–		
Purchased	158,656	225,934
Written	154,969	225,934
OTHER INTEREST RATE TRANSACTIONS:		
Forward rate agreements (FRAs)	2,800,000	75,564
Interest rate swaps (IRSs)	28,951,161	18,851,732

The notional amounts of these transactions do not necessarily reflect the volume of credit risk and other types of economic risk inherent thereto assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination of them. Most of the unmatured forward transactions were arranged to hedge the effects of fluctuations in interest rates, exchange rates or market prices. Any estimated potential loss on transactions of this type at year-end is adequately provisioned or offset by estimated potential gains on transactions of the same nature (see Note 2-k).

425

29. TRANSACTIONS WITH SANTANDER CENTRAL HISPANO GROUP COMPANIES, ASSOCIATED COMPANIES AND NONCONSOLIDABLE BANCO ESPAÑOL DE CRÉDITO GROUP COMPANIES

The detail of the major balances of the Group with the other Santander Central Hispano Group companies (see Note 23), associated companies and nonconsolidable dependent Banco Español de Crédito Group companies as of December 31, 2001 and 2000, is as follows:

THOUSANDS OF EUROS	2001	2000
ASSETS–		
Due from credit entities	696,738	1,101,878
Loans and discounts	433,679	411,838
	1,130,417	**1,513,716**
LIABILITIES–		
Due to credit entities	2,385,649	974,788
Customer deposits	76,001	40,520
	2,461,650	**1,015,308**
MEMORANDUM ACCOUNTS–		
Contingent liabilities	204,878	222,158
Commitments	125,901	321,547
	330,779	**543,705**
STATEMENT OF INCOME–		
Debit-		
Interest and similar expenses	25,424	37,912
Fees paid	9,707	198
Credit-		
Interest and similar revenues	132,247	87,802
Income from equity securities	10,147	17,297
Fees collected	3,925	15,747

As part of the branch network reorganization process implemented by the Santander Central Hispano Group in 2001, Banco Español de Crédito, S.A. acquired the business of 174 branch offices from Banco Santander Central Hispano, S.A. and transferred to this entity the business of another 225 branch offices.

Banco Español de Crédito, S.A. paid 224,906 thousands of euros (including VAT) for the business acquired, and this amount is recorded under the "Intangible Assets – Other Deferred Charges and "Accrual Accounts" captions on the asset side of the accompanying consolidated balance sheet as of December 31, 2001 (see Note 2-f).

The price collected for the business sold, amounting to 227,996 thousands of euros (including VAT), was credited, net of VAT and of selling expenses, to the "Other Liabilities – Allowance for Income Lock-in" caption in the accompanying consolidated balance sheet as of December 31, 2001 (see Note 18).

30. STATEMENT OF INCOME

Following is certain relevant information in connection with the accompanying consolidated statements of income:

426

a) Geographical breakdown

The following table shows the geographical breakdown of the main balances in the consolidated statements of income, by country of location of the Group branches and companies giving rise to them:

THOUSANDS OF EUROS	2001	2000
INTEREST AND SIMILAR REVENUES–		
Spain	2,030,745	1,868,495
Other European countries	164,423	172,262
America	51,491	51,075
	2,246,659	**2,091,832**
INCOME FROM EQUITY SECURITIES–		
Spain	15,737	20,239
	15,737	**20,239**
FEES COLLECTED–		
Spain	490,753	498,823
Other European countries	2,435	775
America	2,362	1,387
	495,550	**500,985**
OTHER OPERATING REVENUES–		
Spain	9,629	20,159
Other European countries	31	138
America	90	24
	9,750	**20,321**
INTEREST AND SIMILAR EXPENSES–		
Spain	1,110,359	1,018,313
Other European countries	147,950	166,246
America	34,238	24,476
	1,292,547	**1,209,035**
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS–		
Spain	37,180	30,838
Other European countries	3,371	(532)
America	5	(16)
	40,556	**30,290**

b) Breakdown by type of transaction

The detail, by type of transaction, of certain captions in the accompanying consolidated statements of income is as follows:

THOUSANDS OF EUROS	2001	2000
INTEREST AND SIMILAR REVENUES–		
Cash at Bank of Spain and other central banks	16,387	14,129
Due from credit entities	414,117	447,242
Fixed-income securities	446,632	565,327
Loans and discounts	1,309,071	1,058,328
Other revenues	60,452	6,806
	2,246,659	**2,091,832**
FEES COLLECTED–		
Contingent liabilities	39,776	34,591
Collection and payment services	214,470	202,654
Securities services	212,381	239,673
Other transactions	28,923	24,067
	495,550	**500,985**
INTEREST AND SIMILAR EXPENSES–		
Due to Bank of Spain	51,533	91,219
Due to credit entities	396,293	453,975
Deposits	673,381	583,715
Bonds and other marketable debt securities	43,888	37,860
Cost allocable to the recorded pension allowance (Notes 2–j and 20)	81,435	12,230
Other interest	46,017	30,036
	1,292,547	**1,209,035**
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS–		
Fixed-income securities trading portfolio	9,811	5,253
Fixed-income securities investment portfolio	655	(5,791)
Equity securities portfolio	(27,059)	(14,226)
Sale of financial assets	16,051	4,720
Securities and interest rate futures transactions-		
Financial futures	3,096	(11,935)
Options	13,649	22,387
Forward transactions settled by differences	51	(96)
Provisions recorded	(3,082)	(1,668)
Other futures transactions	5,664	16,313
Exchange differences	18,895	13,731
Securities accounts payable	2,825	1,602
	40,556	**30,290**

As regards derivatives transactions, as of December 31, 2001, provisions had been recorded with a charge to the accompanying 2001 consolidated statement of income for the net potential losses on trading transactions arranged outside organized markets (see Note 2-k).

General administrative expenses-
Personnel expenses-

The average number of employees at the Group in 2001, by professional category, was as follows:

	NUMBER OF EMPLOYEES
Top management	26
Supervisors	7,703
Clerical staff	3,079
General services	26
Staff at subsidiaries and branches abroad	93
Other nonbanking companies	227
	11,154

Directors' remuneration and other benefits

In 2001 the Bank's Board members did not earn any per diems or directors' fees from the Bank or from other Group companies.

The balance of the "General Administrative Expenses - Personnel Expenses" caption includes the compensation of executives who are also members of the Bank's Board of Directors, which in 2001 amounted to 10,602 thousands of euros. In 2001 the pension commitments to Group executives who were also on the Bank's Board of Directors (both serving and retired), which are included in the accrued commitments to the entire staff, amounted to 5,017 thousands of euros. In 1996 the pension commitments to Board members who are serving Bank employees were insured with an insurance company. The capital guaranteed by life insurance policies for these directors who are also employees amounted to 1,706 thousands of euros as of December 31, 2001.

General administrative expenses –
Other administrative expenses–

The detail of the balances of this caption in the accompanying consolidated statements of income is as follows:

THOUSANDS OF EUROS	2001	2000
Buildings, installations and materials	53,866	56,120
Computer hardware and communications equipment	66,821	62,931
Advertising and publicity	15,087	12,201
Lawyers and legal matters	1,304	1,340
Technical reports	5,133	7,055
Guard and cash transport services	8,648	8,008
Governing and supervisory bodies	74	69
Levies and taxes	10,364	10,474
Other general expenses	34,919	32,805
	196,216	**191,003**

Extraordinary income/Extraordinary losses

The balance of the "Extraordinary Income" caption in the 2001 consolidated statement of income includes mainly 9,329 thousands of euros relating to revenues from collections of interest earned in prior years and 56,056 thousands of euros relating to gains on the sale of property and equipment and investments, loans and guarantees and 36,581 thousands of euros, net of provisions, of recoveries of fixed asset coverage (see Note 13).

The balance of the "Extraordinary Losses" caption in the 2001 consolidated statement of income includes basically 25,629 thousands of euros of provisions to the pension allowance (see Notes 2-j and 20), 5,471 thousands of euros of losses on the sale of property and equipment and 65,291 thousands of euros of net provisions to "Provisions for Contingencies and Expenses" (see Note 20).

429

31. STATEMENTS OF CHANGES IN FINANCIAL POSITION

The statements of changes in the Group's financial position for 2001 and 2000 are as follows:

THOUSANDS OF EUROS	2001	2000 (*)
SOURCE OF FUNDS:		
From operations-		
Income for the year	430,855	390,307
Net provisions to special provisions and allowances	216,053	195,840
Direct write-down of assets	746	920
Period depreciation and amortization	111,107	81,888
Gains on the sale of treasury stock, shareholdings and fixed assets	(56,056)	(36,914)
Losses on the sale of treasury stock, shareholdings and fixed assets	5,471	12,460
	708,176	**644,501**
Net variation in borrowed funds and lending–		
Subordinated debt securities issued	28,859	38,128
Lending, less financing, at Bank of Spain and credit entities	—	1,499,036
Fixed-income securities	893,126	—
Debt securities	582,103	—
Deposits	1,091,020	1,680,131
Sale of long-term investments-		
Sale of shareholdings in Group and associated companies	—	88,754
Sale of property and equipment and intangible assets	169,144	54,059
Other asset items less liability items (net variation)	23,957	17,891
	2,788,209	**3,377,999**
Total funds obtained	**3,496,385**	**4,022,500**
APPLICATION OF FUNDS:		
Reimbursement of shareholdings due to capital reduction	73,519	61,266
Lending, less financing, at Bank of Spain and credit entities	57,135	—
Loans and discounts (net variation)	3,122,599	2,208,127
Fixed-income securities	—	1,589,140
Short-term equity securities	11,944	13,731
Debt securities	—	98,105
Acquisition of long-term investments-		
Acquisition of, and increases in, shareholdings in Group and associated companies	55,449	12,572
Additions to property and equipment and intangible assets	174,468	14,950
Minority interests	1,271	24,609
Total funds applied	**3,496,385**	**4,022,500**

(*) Presented for comparison purposes only.

430

32. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I

CONSOLIDATED COMPANIES COMPRISING THE BANCO ESPAÑOL DE CRÉDITO GROUP

as of December 31, 2001

						THOUSANDS OF EUROS		
			PERCENTAGE OF OWNERSHIP			COMPANY DATA AS OF DECEMBER 31, 2001		
COMPANY	LOCATION	LINE OF BUSINESS	DIRECT	INDIRECT	TOTAL	CAPITAL STOCK	RESERVES	INCOME (LOSS)(*)
A.G. Activos y Participaciones, S.A.	Madrid	Real estate investment	—	99.86	99.86	4,701	125,760	7,408
Agrícola Los Juncales, S.A.	Madrid	Real estate	99.99	0.01	100.00	601	5,343	3,167
Aljarafe Golf, S.A.	Seville	Real estate	78.34	—	78.34	16,819	(2,628)	(690)
Banco Alicantino de Comercio, S.A.	Madrid	Banking	99.99	0.01	100.00	9,016	15	11
Banco de Desarrollo Económico Español, S.A.	Madrid	Banking	99.92	—	99.92	12,571	36,751	251
Banco de Vitoria, S.A.	Vitoria	Banking	74.91	23.05	97.96	28,818	71,740	11,594
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Madrid	Mutual fund manager	50.00	49.96	99.96	1,500	(159)	6
Banesto Banco de Emisiones, S.A.	Madrid	Banking	99.99	0.01	100.00	19,232	9,990	197
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Madrid	Stock market	99.99	0.01	100.00	4,959	53,630	8,787
Banesto Delaware	N. York	Finance	100.00	—	100.00	113	241	54
Banesto e-Business, S.A.	Madrid	Real estate investment	99.99	0.01	100.00	6,000	(872)	(3,278)
Banesto Factoring, S.A., Establecimiento Financiero de Crédito	Madrid	Factoring	99.80	0.20	100.00	3,250	4,581	1,516
Banesto Finance, Ltd.	Cayman Islands	Finance	100.00	—	100.00	11	234	5
Banesto Holdings, Ltd.	Guernsey	Real estate investment	100.00	—	100.00	87,992	(7,495)	8,499
Banesto Issuances, Ltd.	Cayman Islands	Finance	100.00	—	100.00	749	88	21
Banesto Renting, S.A.	Madrid	Finance	99.99	0.01	100.00	1,120	731	125
Banesto Servicios y Tecnología Aplicada, S.A.	Madrid	Services	99.99	0.01	100.00	4,117	(26)	3
Corpoban, S.A.	Madrid	Real estate investment	—	99.87	99.87	36,270	21,322	2,704
Corporación Industrial y Financiera de Banesto, S.A.	Madrid	Real estate investment	99.87	—	99.87	133,992	226,270	2,520
Dudebasa, S.A.	Madrid	Finance	99.99	0.01	100.00	22,105	11,528	1,951
Formación Integral, S.A.	Madrid	Training	99.99	0.01	100.00	672	252	9
Gedinver e Inmuebles, S.A.	Madrid	Finance	99.99	0.01	100.00	3,348	(5,713)	7,989
Gescoban Soluciones, S.A.	Madrid	Finance	74.00	26.00	100.00	90	28	(464)
Grupo Inmobiliario La Corporación Banesto, S.A.	Madrid	Real estate investment	—	99.86	99.86	601	17,714	(9,150)
Hualle, S.A.	Madrid	Real estate investment	75.76	24.24	100.00	62	0	(5,706)
Informática, Servicios y Productos, S.A.	Madrid	Services	99.99	0.01	100.00	17,321	1,175	398
Inmobiliaria Laukariz S.A.	Madrid	Real estate	99.99	0.01	100.00	60	1,297	16
Larix Limited	Isle of Man	Real estate	100.00	—	100.00	3	2,163	(147)
Mercado de Dinero, S.A.	Madrid	Real estate investment	74.00	26.00	100.00	60	1,175	(40)
Nordin, S.A.	Madrid	Real estate	99.99	0.01	100.00	60	(10,291)	7,231
Oil-Dor, S.A.	Madrid	Filling stations	—	99.86	99.86	60,101	62,343	3,825
SCH Gestión, S.G.I.I.C., S.A. (**)	Madrid	Mutual fund manager	20.00	—	20.00	23,320	93,860	47,560
SCH Pensiones. E.G.F.P, S.A. (**)	Madrid	Pension fund manager	19.29	0.70	19.99	39,085	14,923	3,740
Sodepro, S.A.	Vitoria	Financie	—	97.96	97.96	2,644	1,465	168

(*) The results as of December 31, 2001, are pending approval by the respective Shareholders' Meetings.
(**) Company consolidated by the proportional integration method.
Note: The directors have opted to omit the net value of these shareholdings per the books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves. Also, this list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

EXHIBIT II

NONCONSOLIDABLE COMPANIES

as of December 31, 2001

The main companies (representing 99.36% of the investments in these companies) are included in this list

COMPANY	LOCATION	LINE OF BUSINESS	PERCENTAGE OF OWNERSHIP DIRECT	INDIRECT	TOTAL	THOUSANDS OF EUROS — COMPANY DATA AS OF DECEMBER 31, 2001 — CAPITAL STOCK	RESERVES	INCOME (LOSS)(*)
Agrícola Tabaibal, S.A	Gran Canaria	Agriculture	—	74.12	74.12	541	(17)	20
Alfabeto 98, S.A.	Madrid	Sports operation	—	80.00	80.00	2,404	(870)	553
Aparcamientos y Construcciones, S.A.	Madrid	Real estate	99.99	0.01	100.00	2,791	(487)	(83)
Banesto B2C Escaparate, S.L.	Madrid	Technology	—	100.00	100.00	2,460	(719)	(1,150)
Banesto Ceuta y Melilla, S.A.	Madrid	S.I.M.CA.V.	64.61	0.02	64.63	5,259	482	53
Banestur, S.A.	Madrid	Tourism	74.00	26.00	100.00	216	(83)	(8)
Clínica Sear, S.A.	Madrid	Health care	—	50.51	50.51	801	6,313	192
Club Zaudin Golf, S.A.	Seville	Services	—	74.61	74.61	303	16,296	(714)
Compañía Aseguradora Banesto Seguros, S.A.	Madrid	Insurance	99.99	0.01	100.00	19,232	31,361	7,951
Costa Canaria de Veneguera, S.A.	Gran Canaria	Real estate	37.08	37.04	74.12	20,175	(2,777)	(588)
Crinaria, S.A.	Gran Canaria	Hotel	48.01	51.99	100.00	2,348	5,671	(10)
Depósitos Portuarios, S.A.	Madrid	Services	11.00	88.88	99.88	60	12	123
Deposoltenegolf, S.A.	Tenerife	Sports operation	99.90	0.10	100.00	700	8,387	1,866
Desarrollo Informático, S.A.	Madrid	IT	99.99	0.01	100.00	12,020	2,260	20
Diseño e Instalación de Redes y Telecomunicaciones, S.A.	Madrid	IT	—	100.00	100.00	902	117	47
Efearvi, S.A.	Madrid	Real estate	—	99.90	99.90	607	(685)	(69)
Elerco, S.A.	Madrid	Leasing	—	99.87	99.87	61	(8,008)	126
Grupo Eurociber, S.A.	Madrid	Services	—	100.00	100.00	754	(236)	2
Grupo Golf del Sur, S.A.	Tenerife	Real estate	99.90	0.10	100.00	140	8,675	1,237
Inmobiliaria Urbis, S.A.	Madrid	Real estate	52.87	0.90	53.77	151,828	370,416	63,106
Integración de Negocios y Tecnología, S.A.	Madrid	IT	—	100.00	100.00	1,503	(406)	(70)
Inversiones Turísticas, S.A.	Seville	Hotel	99.99	0.01	100.00	2,650	9,628	45
Merciver, S.L.	Madrid	Hotel operation	99.99	0.01	100.00	6	(1,634)	71
Programa Hogar Montigalá, S.A.	Madrid	Real estate	—	99.87	99.87	120	5,743	(462)
Proyecto Europa, S.A.	Madrid	Counseling	99.99	0.01	100.00	451	(65)	31
Tuberías Industriales y Calderería, S.A.	Madrid	Mechanical assembly and maintenance	—	99.86	99.86	1,202	(753)	2,025
Virtual Payments, S.L.	Madrid	Technology	—	100.00	100.00	510	(80)	(166)

(*) The results as of December 31, 2001, are pending approval by the respective Shareholders' Meetings.
Note: The directors have opted to omit the net value of these shareholdings per the books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves.
Also, this list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

EXHIBIT III

ASSOCIATED COMPANIES

as of December 31, 2001

The major companies (representing 76.02% of the direct investments in associated companies and 91.97% at Banco Español de Crédito Group level) are included in this list

ASSOCIATED COMPANY	LOCATION	LINE OF BUSINESS	PERCENTAGE OF OWNERSHIP DIRECT	INDIRECT	TOTAL	THOUSANDS OF EUROS CAPITAL STOCK	RESERVES	INCOME (LOSS) (*)
Aguas de Fuensanta, S.A.	Asturias	Food	36.78	6.08	42.86	2.785	4.863	533
Alcaidesa Holding, S.A.	Cádiz	Real estate	—	49.93	49.93	30.564	(4.243)	5.784
Compañía Concesionaria del Túnel de Soller, S.A.	Palma de Mallorca	Construction	—	32.03	32.03	16.648	(24)	18
Polígono Industrial Gerona, S.A.	Gerona	Real estate	—	29.96	29.96	2.085	1.941	547
Sistema 4B, S.A.	Madrid	Services	12.80	0.00	12.80	2.565	14.148	4.308

(*) The results as of December 31, 2001, are pending approval by the respective Shareholders' Meetings.
Note: The directors have opted to omit the net value of these shareholdings per the books of the Bank and/or of the Dependent Companies on the grounds that, since certain of these companies are undergoing restructuring and/or a sale process, the disclosure of such information might be prejudicial both for the Bank and for the companies themselves.
Also, this list does not include the direct or indirect holdings in inactive companies or companies in the process of liquidation.

EXHIBIT IV

NOTIFICATIONS OF ACQUISITIONS OF INVESTEES

as of December 31, 2001

(Art. 86 of the revised Corporations Law and Art. 53 of Securities Market Law 24/1988):

INVESTEE	LINE OF BUSINESS	PERCENTAGE OF OWNERSHIP ACQUIRED IN THE YEAR	AT YEAR-END	DATE OF NOTIFICATION TO INVESTEE COMPANY
ACQUISITIONS IN 2001-				
Centro para desarrollo, investigación y aplicación de nuevas tecnologías, S.A.	Counseling	49.00	49.00	07/30/01
Veneguera Mar, S.A.	Real estate	74.12	74.12	10/03/01

434

EXHIBIT V

SUMMARIZED BALANCE SHEET

as of June 28, 2001 of Compañía Española Productora de Algodón Nacional, S.A.

	EUROS
ASSETS-	
Cash	330,803.09
Accounts receivable	24,492.30
Total assets	**355,295.39**
LIABILITIES AND SHAREHOLDERS' EQUITY-	
Other nontrade payables	1.08
Provisions for contingencies and expenses	24,492.30
Loss for the year	(10,023.84)
Capital stock	63,555.75
Reserves	322,878.56
Prior years' losses	(45,608.46)
Total liabilities and shareholders' equity	**355,295.39**

Summarized balance sheet as of June 28, 2001 of Dolman, S.A.

	EUROS
ASSETS-	
Cash	80,500.98
Accounts receivable	62,617.09
Total assets	**143,118.07**
LIABILITIES AND SHAREHOLDERS' EQUITY-	
Other nontrade payables	22.60
Loss for the year	(1,359.11)
Capital stock	60,101.36
Additional paid-in capital	222,676.16
Reserves	12,020.27
Prior years' losses	(150,343.21)
Total liabilities and shareholders' equity	**143,118.07**

Summarized balance sheet as of October 10, 2001 of Plataforma Sesenta y Uno, S.A.

	THOUSANDS OF EUROS
ASSETS-	
Accounts receivable	160.78
Short-term financial investments	5.57
Cash	56,686.31
Total assets	**56,852.66**
LIABILITIES AND SHAREHOLDERS' EQUITY-	
Accounts payable	1,017.19
Provisions for contingencies and expenses	30.34
Loss for the year	111.24
Capital stock	54,392.60
Additional paid-in capital	14,183.89
Reserves	6,907.50
Prior years' losses	(19,790.10)
Total liabilities and shareholders' equity	**56,852.66**

EXHIBIT VI

LIST OF AGENTS

to whom Bank of Spain Circular 5/1995 is applicable

	LOCATION	AREA OF ACTIVITY
Felipe Sánchez Solera	Hontanaya	Castilla-La Mancha
Isaías Correal Aragón	Brazatortas	Castilla-La Mancha